Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-262681

118,118,018 Ordinary Shares

241,147 Warrants

9,268,131 Ordinary Shares Issuable Upon Exercise of Warrants

Tritium DCFC Limited

This prospectus relates to the offer and sale by the selling securityholders or their permitted transferees (collectively, the “Selling Securityholders”) of (A) up to 118,118,018 ordinary shares, no par value (“Ordinary Shares”), of Tritium DCFC Limited, a public limited company organized under the laws of Australia (the “Company”), consisting of up to (i) 99,675,382 Ordinary Shares issued to certain affiliated securityholders of the Company (excluding DCRN Sponsor (as defined below)) in connection with the acquisition by the Company of all of the issued equity interests in Tritium Holdings Pty Ltd and merger of Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”) with and into Hulk Merger Sub, Inc. (“Merger Sub”), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement, dated May 25, 2021 by and among Decarbonization Plus Acquisition Corporation II, Tritium Holdings Pty Ltd, Tritium DCFC Limited and Hulk Merger Sub, Inc. (such agreement referred to as the “Business Combination Agreement” and such transaction referred to as the “Business Combination”), including shares issued pursuant to the Option Agreements (as defined below) or as stock-based compensation to certain of our executive officers, (ii) 2,500,000 Ordinary Shares the Company issued to Palantir Technologies Inc. (“Palantir”) in connection with the A&R Subscription Agreement (as defined below); (iii) 13,395,833 Ordinary Shares held by Decarbonization Plus Acquisition Sponsor II LLC, a Delaware limited liability company (“DCRN Sponsor”) and certain previous independent directors of DCRN that were (x) issued to DCRN Sponsor in connection with the Option Agreements or (y) previously held as Class B common stock of DCRN, which was converted into Class A common stock of DCRN in accordance with DCRN’s amended and restated certificate of incorporation at the effective time of the merger in connection with the Business Combination and subsequently exchanged for Ordinary Shares; and (iv) 2,546,803 Ordinary Shares issued by the Company in private placements to DCRN Sponsor and certain previous independent directors of DCRN upon the “cashless” exercise of warrants that were originally issued to such holders in connection with private placements by DCRN to such holders, including 1,000,000 warrants that were issued to DCRN Sponsor as warrants for Ordinary Shares of the Company at the closing of the business combination in connection with working capital loans made by DCRN Sponsor to DCRN (the “Private Placement Warrants”), and (B) up to 241,147 Private Placement Warrants. The number of Ordinary Shares registered for resale by each holder is based on holdings information known to the Company as of August 30, 2022.

We are registering the offer and sale of the securities held by the Selling Securityholders, in some cases, to satisfy certain registration rights we have granted, and in other cases, to provide for resale by affiliates of the Company under the Securities Act. Subject to existing lockup or other restrictions on transfer, the Selling Securityholders may offer all or part of the securities for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. These securities are being registered to permit the Selling Securityholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Securityholders may sell these securities through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” herein. In connection with any sales of ordinary shares offered hereunder, the Selling Securityholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, or the “Securities Act.”

We are registering these securities for resale by the Selling Securityholders named in this prospectus, or their transferees, pledgees, donees or assignees or other successors-in-interest (that receive any of the shares as a gift, distribution, or other non-sale related transfer).

This prospectus also relates to the issuance by us of up to an aggregate of 9,268,131 Ordinary Shares, which consists of (i) up to 241,147 Ordinary Shares that are issuable upon the exercise of 241,147 Private Placement Warrants and (ii) up to 9,026,984 Ordinary Shares that are issuable upon the exercise of 9,026,984 Warrants, originally issued as warrants of DCRN sold to the public in DCRN’s initial public offering (“Public Warrants” and, together with the Private Placement Warrants (but excluding the Financing Warrants (as defined below)), the “Warrants”), based on the number of Public Warrants outstanding on October 12, 2022. This prospectus also relates to the resale by certain previous independent directors of DCRN of the 241,147 Ordinary Shares issuable upon the exercise of the Private Placement Warrants. We will receive the proceeds from any exercise of any warrants for cash.

We will not receive any proceeds from the sale of the securities by the Selling Securityholders, except with respect to amounts received by the Company upon exercise of the Warrants to the extent such Warrants are exercised for cash.

This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our Ordinary Shares and Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “DCFC” and “DCFCW,” respectively. On October 12, 2022, the last reported sale price of our Ordinary Shares was $2.39 per share and the last reported sale price of our Warrants was $0.73 per Warrant. If the price of our Ordinary Shares is below $6.90 per share, the exercise price of our Warrants, warrant holders will be unlikely to cash exercise their Warrants resulting in little or no cash proceeds to us.

The Selling Securityholders named herein are comprised of DCRN Sponsor, certain previous independent directors of DCRN, certain legacy investors in Tritium Holdings (as defined herein), Palantir and certain of our executive officers. The following table provides the number of Ordinary Shares offered hereby by each Selling Securityholder as well as the historical weighted-average price paid per Ordinary Share by each Selling Securityholder:

Selling Securityholder	Number of Ordinary Shares Offered for Resale (1)(2)	Historical Weighted- Average Price Paid Per Share ($) (3)
Decarbonization Plus Acquisition Sponsor II LLC	15,564,378	2.06
Dr. Jennifer Aaker	73,267	0.68
Jane Kearns	56,102	0.89
Jim McDermott	439,603	0.68
Jeffrey Tepper	50,433	0.99
Entities affiliated with St Baker Energy Holdings Pty Ltd	34,010,820	1.33
Varley Holdings Pty Ltd	23,009,066	0.70
GGC International Holdings LLC	22,035,281	2.34
Ilwella Pty Ltd	12,937,543	1.77
Palantir Technologies Inc.	2,500,000	6.00
Finnmax Pty Ltd	6,065,766	0.11
Jane Hunter	1,088,782	1.79
Michael Hipwood	491,799	2.14
Dr. David Finn	36,325	—	(4)

(1)	Represents the number of shares registered for resale by each holder as of August 30, 2022.
(2)	Assumes the exercise of all outstanding Warrants held by DCRN Sponsor or DCRN’s previous independent directors for cash.
(3)

For the purposes of this table, where historical consideration was originally conveyed in Australian dollars, amounts have been converted to U.S. dollars using prevailing exchange rates at the time the transaction occurred.

(4)	Reflects Ordinary Shares acquired by Dr. Finn as stock-based compensation for no monetary consideration.

For information about the price paid by the Selling Securityholders, including prices paid by legacy Tritium Holdings investors and certain of our executive officers, to acquire our Ordinary Shares and Warrants, please see “Selling Securityholders” and “Risk Factors—Risks Related to Ownership of Securities in the Company—Certain existing shareholders purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive rate of return based on the current trading price. Future investors in our Company may not experience a similar rate of return.”

The 241,147 Warrants registered hereby for resale, all of which are held by certain previous independent directors of DCRN, were originally purchased as DCRN warrants by such holders in connection with a private placement concurrent with DCRN’s initial public offering at a price of $1.50 per whole Warrant, which were later assumed by us in connection with the Business Combination. Each whole Warrant is exercisable for one Ordinary Share at a price of $6.90, and may also be exercised on a cashless basis in accordance with the terms of our Amended and Restated Warrant Agreement.

The Selling Securityholders can resell, under this prospectus, up to (a) 118,118,018 Ordinary Shares constituting approximately 77.1% of our issued Ordinary Shares (based on 153,207,467 Ordinary Shares outstanding as of October 12, 2022), and (b) 241,147 Warrants constituting approximately 2.6% of our issued Warrants (based on 9,268,131 Warrants outstanding as of October 12, 2022). Sales of a substantial number of Ordinary Shares and/or Warrants in the public market by the Selling Securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and Warrants.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “foreign private issuer” as defined under the Securities and Exchange Commission, or SEC, rules and will be subject to reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus and other risk factors contained in the documents incorporated by reference herein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED OCTOBER 19, 2022

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement. Neither we nor the Selling Securityholders have authorized anyone else to provide you with different information. The securities offered by this prospectus are being offered only in jurisdictions where the offer is permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since that date.

Except as otherwise set forth in this prospectus, neither we nor the Selling Securityholders have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 filed with the SEC by Tritium DCFC Limited. The Selling Securityholders named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus includes important information about us, the Ordinary Shares, the Warrants and other information you should know before investing. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information contained in this prospectus and any prospectus supplement, you should rely on the information contained in that particular prospectus supplement. This prospectus does not contain all of the information provided in the registration statement that we filed with the SEC. You should read this prospectus together with the additional information about us described in the section below entitled “Where You Can Find More Information.” You should rely only on information contained in this prospectus. We have not, and the Selling Securityholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of the prospectus. You should not assume that the information contained in this prospectus is accurate as of any other date.

The Selling Securityholders may offer and sell the securities through agents or to or through underwriters or dealers. A prospectus supplement, if required, may describe the terms of the plan of distribution and set forth the names of any agents, underwriters or dealers involved in the sale of securities. See “Plan of Distribution.”

Unless otherwise indicated, references to a particular “fiscal year” are to our fiscal year ended June 30 of that year.

References to a year other than a “Fiscal” or “fiscal year” are to the calendar year ended December 31. Unless otherwise specified, all monetary amounts in this prospectus are in U.S. dollars, all references to “$,” “US$,” “USD” and “dollars” mean U.S. dollars and all references to “A$” and “AUD” mean Australian dollars. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this prospectus have been rounded to a single decimal place for the convenience of readers.

Throughout this prospectus, unless otherwise designated, the terms “we,” “us,” “our,” “Tritium,” the “Company” and our “company” refer to Tritium DCFC Limited and its subsidiaries and references to “Tritium Holdings” refer to Tritium Holdings Pty Ltd.

MARKET AND INDUSTRY DATA

This prospectus contains estimates, projections, and other information concerning our industry and business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” Unless otherwise expressly stated, we obtained industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources that we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This prospectus also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to create, and does not imply, a relationship with us, or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus contains the audited consolidated financial statements of Tritium as of June 30, 2022 and 2021 and for the fiscal years ended June 30, 2022, 2021 and 2020. Unless indicated otherwise, financial data presented in this prospectus has been taken from the audited consolidated financial statements of Tritium. Unless otherwise indicated, financial information of Tritium has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

EXCHANGE RATES

Our reporting currency is the U.S. dollar. The determination of the functional and reporting currency of each group company is based on the primary currency in which the group company operates. For us, the Australian dollar is the functional currency. The functional currency of our subsidiaries is the local currency.

The translation of foreign currencies into U.S. dollars is performed for assets and liabilities at the end of each reporting period based on the then current exchange rates. For revenue and expense accounts, an average monthly foreign currency rate is applied. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars is recorded as part of a separate component of shareholders’ deficit and reported in our Consolidated Statements of Operations and Comprehensive Loss. Foreign currency transaction gains and losses are included in other income (expense), net for the period.

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the securities covered by this prospectus. You should read the following summary together with the more detailed information in this prospectus, any related prospectus supplement and any related free writing prospectus, including the information set forth in the section titled “Risk Factors” in this prospectus, any related prospectus supplement and any related free writing prospectus in their entirety before making an investment decision.

Overview

We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles (“EVs”). Our technology is engineered to be easy to install, own and use, and our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. As of August 31, 2022, we have sold more than 7,800 DC fast chargers and have provided high-power charging sessions across 42 countries.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, the Biden Administration has pledged to fund the installation of 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new cars sold to be EVs by 2030. In the coming years, we believe EVs will cost less than internal combustion engine (“ICE”) vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that price parity between EVs and ICE vehicles in Europe can be achieved by 2026, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that zero emission vehicles, such as EVs, are expected to increase from 4% of new cars sold in 2020 to 75% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and will increase to $182 billion by 2040. We believe we are at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

Recent Developments

Credit Facility Refinancing and Warrant Issuance

On September 2, 2022, our existing $90 million debt facility was refinanced to provide an additional $60 million in available credit, taking the total facility to $150 million (“Facility A”) pursuant to the Senior Loan Note Subscription Agreement (the “LNSA”) with HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Martello Re Limited and REL Batavia Partnership, L.P (the “Facility A Lenders”). The LNSA has a 3-year term and 8.5% cash coupon rate which is supplemented with the issuance, to the lenders or their affiliates, of Financing Warrants (as defined below). The LNSA includes an accordion mechanism by which Tritium Pty Ltd may, subject to certain conditions, seek commitments from any Facility A Lender or any of their respective nominees for a single additional USD term loan of up to $10.0 million in aggregate on equivalent terms to Facility A (once committed, such loan being the “Accordion Facility”) which is to be utilized only after Facility A has been fully drawn. The effective date under the Accordion Facility must occur by 30 days from (and including) the first Utilisation Date (as defined in the LNSA) under Facility A. Facility A and, if committed and made available, the Accordion Facility both become due 36 months after the first Utilisation Date for Facility A. The debt funding under the LNSA is subject to certain financial covenants. Interest on borrowings for each Facility under the LNSA is subject to an interest rate of 8.50% per annum and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date that the Facility (or Facilities, as applicable) under the LNSA are repaid) being payable on such date. The LNSA includes an exit fee in an amount equal to 2.5% of the principal amount of each loan note that is being repaid or prepaid.

As noted above, in connection with the financing transactions contemplated by the LNSA, on September 2, 2022, the Company issued to the Facility A Lenders or their affiliates (the “Financing Warrant Holders”) an aggregate of 2,030,840 warrants to subscribe for and purchase Ordinary Shares of the Company (the “Financing Warrants”) pursuant to the Subscription and Registration Rights Agreement, dated September 2, 2022 (the “Warrant Subscription Agreement”), by and among the Company and the parties listed under Holder on the signature pages thereto, and the Warrant Agreement, dated as of September 2, 2022 (the “Financing Warrant Agreement”), by and among the Company, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company. The Financing Warrants were issued to the Financing Warrant Holders in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act. See “Description of Securities.”

Committed Equity Facility

Additionally, on September 2, 2022 Tritium entered into an Ordinary Shares Purchase Agreement (the “B. Riley Purchase Agreement”) and a Registration Rights Agreement (the “B. Riley Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”) to sell to B. Riley Principal Capital II up to $75 million in aggregate gross purchase price of newly issued shares of the Company’s Ordinary Shares, from time to time during the term of the B. Riley Purchase Agreement. Sales of Ordinary Shares pursuant to the B. Riley Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the B. Riley Purchase Agreement. In connection with the B. Riley Purchase Agreement, on September 2, 2022, we issued an aggregate of 112,236 Ordinary Shares (the “Commitment Shares”) to B. Riley Principal Capital II. The Commitment Shares were issued to B. Riley Principal Capital II in reliance upon the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Executive Team Update

As part of our long-term strategy to support our business and develop our infrastructure as a public company, we have made certain key hires onto our executive team. In July 2022, Rob Topol, a former Intel executive with more than 20 years of financial experience in manufacturing and supply chain, joined us as a senior member of the finance team. Subsequent to our earnings release and the filing of our Annual Report on Form 20-F for the fiscal year ended June 30, 2022, Mr. Topol replaced Michael Hipwood as our Chief Financial Officer.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved (to the extent applicable to a foreign private issuer). If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of DCRN’s IPO, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We intend to take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (A) the majority of our executive officers or directors are U.S. citizens or residents, (B) more than 50% of our assets are located in the United States or (C) our business is administered principally in the United States. See “Description of Securities,” “Management—Comparison of the Australian and U.S. Securities Regulatory Landscapes” and “Risk Factors—Risks Related to Our Securities—As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and we follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers” for more information.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not emerging growth companies and will continue to be permitted to follow our home country practice on such matters.

Our Corporation Information

The following chart shows our organization structure as of the date of this prospectus:

Risk Factor Summary

Investing in our securities entails a high degree of risk as more fully described under “Risk Factors.” You should carefully consider such risks before deciding to invest in our securities. These risks include, among others:

•	We are a growth-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near-term.

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We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage our growth effectively, our business, operating results and financial condition could be adversely affected.

•	We currently face competition from a number of companies and expect to face significant competition in the future as the market for EV charging develops.

•	We face risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

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We rely on a limited number of suppliers and manufacturers of certain key components for our charging stations. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, financial condition and operating results.

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We are dependent on a limited number of significant customers and distributors for a substantial portion of our revenues. The loss of any such customer or distributor, a reduction in sales to any such customer or distributor, or the decline in the financial condition of any such customer or distributor could have a material adverse effect on our business, financial condition, and results of operations if they are not replaced with another large sales order.

•	We are expanding our operations internationally, which will expose us to additional tax, compliance, market and other risks.

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If a safety issue occurs with our products, or similar products from another manufacturer, there could be adverse publicity around our products or the safety of charging stations generally, which could adversely affect our business and results of operations.

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If products in our product roadmap, including our software licenses, do not achieve projected sales in the future in their planned channel, revenue forecasts for that product will not be met and our results of operations could be adversely affected.

•	Our future growth and success is highly correlated with, and thus dependent upon, the continuing rapid adoption of EVs for passenger and fleet applications.

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The EV charging industry is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays or failures in such development could adversely affect market adoption of our products and our financial results.

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Our technology could have undetected defects, errors or bugs in hardware or software, which could reduce market adoption, damage our reputation with current or prospective customers and drivers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

•	We expect to generate revenue from services and support of our customer installation base. Inadequate services and support could significantly reduce our profitability.

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Future revenue from our software business will depend on customers renewing their services subscriptions and subscribing to newly developed software license offerings. If customers do not agree to pay for the software that they have been previously making use of or stop using the software or any of our other subscription offerings, or if customers fail to add more stations, our business and operating results will be adversely affected.

•	We incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

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We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

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The report of Tritium’s independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about Tritium’s ability, and, in turn, our ability, to continue as a going concern.

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Our financial condition and results of operations are likely to fluctuate in the future due to, among other things, the cyclical nature of the automotive industry, which could cause our results to fall below expectations, resulting in a decline in the price of our Ordinary Shares.

•	We may be adversely affected by foreign currency fluctuations.

•	Significant inflation could adversely affect our business and financial results.

•	The United Kingdom’s exit from the European Union may adversely impact our business, prospects, financial condition and results of operations.

•	Data protection laws, and similar domestic or foreign regulations, may adversely affect our business.

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Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

•	We could be adversely impacted if we fail to comply with U.S. and international import and export laws.

•	Failure to comply with laws relating to labor and employment could subject us to penalties and other adverse consequences.

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As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and we follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

THE OFFERING

The summary below describes the principal terms of the offering. The “Description of Securities” section of this prospectus contains a more detailed description of the Company’s Ordinary Shares and Warrants.

Securities being registered for resale by the Selling Stockholders named in the prospectus	Up to (i) 118,118,018 Ordinary Shares and (ii) 241,147 Warrants.

Ordinary Shares being offered by us upon exercise of Warrants	Up to (i) 241,147 Ordinary Shares that are issuable upon the exercise of 241,147 Private Placement Warrants and (ii) up to 9,026,984 Ordinary Shares that are issuable upon the exercise of 9,026,984 Public Warrants. This prospectus also relates to the resale by certain previous independent directors of DCRN of the 241,147 Ordinary Shares issuable upon the exercise of the Private Placement Warrants.

Term of Warrants	Each Warrant entitles the registered holder to purchase one Ordinary Share at a price of $6.90 per Ordinary Share. Our Warrants expire on January 13, 2027 at 5:00 p.m., New York City time.

Offering prices	The securities offered by this prospectus may be offered and sold at prevailing market prices, privately negotiated prices or such other prices as the Selling Securityholders may determine. See “Plan of Distribution.”

Ordinary Shares issued prior to any exercise of Warrants (as of October 12, 2022)	153,207,467 Ordinary Shares.

Warrants issued (as of October 12, 2022)	9,268,131 Warrants.

Ordinary Shares outstanding assuming cash exercise of all Warrants (as of October 12, 2022)	162,475,598 Ordinary Shares.

Use of proceeds

We will receive up to an aggregate of approximately $64.0 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash. If the Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. Subsequent to the Business Combination, we received approximately $26.6 million in proceeds from the cash exercise by public warrant holders of 3,851,045 Warrants. As of October 12, 2022, the last reported sale price of our Ordinary Shares was $2.39 per share. If the price of our Ordinary Shares is below $6.90 per share, the exercise price of our Warrants, warrant holders will be unlikely to cash exercise their Warrants resulting in little or no cash proceeds to us. Additionally, subsequent to the Business Combination, 538,563 Warrants were exercised on a “cashless” basis by public warrant holders and 8,125,520 Warrants were exercised on a “cashless” basis by DCRN Sponsor and certain of DCRN’s independent directors. Our management will have broad discretion over the use of proceeds from the exercise of the Warrants. See “Use of Proceeds.” All of the Ordinary Shares and Warrants (including Ordinary Shares issuable upon the exercise of such Warrants) offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales.

Dividend policy	We have never declared or paid any cash dividend on our Ordinary Shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Market for our Ordinary Shares and Warrants	Our Ordinary Shares and Warrants are listed on Nasdaq under the trading symbols “DCFC” and “DCFCW,” respectively.

Risk factors	Prospective investors should carefully consider the “Risk Factors” for a discussion of certain factors that should be considered before buying the securities offered hereby.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Ordinary Shares and Warrants could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

We are a growth-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the near-term.

Tritium incurred total comprehensive losses of $120.2 million and $63.2 million for the fiscal years ended June 30, 2022 and 2021, respectively. We believe we will continue to incur operating and comprehensive losses for the near-term. Even if we achieve profitability, there can be no assurance that we will be able maintain profitability in the future. Our potential profitability is particularly dependent upon the continued adoption of EVs by consumers and fleet operators, the widespread adoption of electric trucks and other vehicles, and other electric transportation modalities, which may not occur. Further, EV charging is a developing technology and our future business performance is dependent upon our ability to build and sell a differentiated technology. If EV charging technology commoditizes and prices decrease more rapidly than we have forecasted, our market share and results of operations may be adversely impacted.

We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected.

We have experienced rapid growth in recent periods. For example, the number of full-time employees has grown from 222 in 2018 to 579 as of August 31, 2022. The growth and expansion of our business has placed and continues to place a significant strain on management, operations, financial infrastructure and corporate culture. In the event of further growth, our information technology systems and our internal control over financial reporting and procedures may not be adequate to support our operations and may introduce opportunities for data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate funds. We may also face risks to the extent such bad actors infiltrate the information technology infrastructure of our contractors.

To manage growth in operations and personnel, we will need to continue to improve our operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, loss of key personnel, information security vulnerabilities or other operational difficulties, any of which could adversely affect our business performance and operating results.

We currently face competition from a number of companies and expect to face significant competition in the future as the market for EV charging develops.

The EV charging industry is relatively new, and the competitive landscape is still developing. Successfully penetrating large emerging EV markets, such as North America and Europe, will require early engagement with customers to gain market share, and ongoing efforts to scale channels, installers, teams and processes. Our potential future entrance into additional Asia-Pacific markets such as Japan, South Korea and Singapore may require establishing us against existing competitors. In addition, there are multiple competitors in North America and Europe that could begin selling and commissioning chargers of lower quality which, in turn, may cause poor driver experiences, hampering overall EV adoption or trust in EV charging providers.

We believe that we are differentiated from current publicly listed EV charger manufacturers in that we focus exclusively on developing DC fast charging solutions. However, there are other means for charging EVs and the continued or future adoption of such other means could affect the demand for our DC fast charging products and services. For example, Tesla Inc. (“Tesla”), continues to build out its proprietary supercharger network across the United States for Tesla vehicles and has opened portions of this network to other EVs, which could reduce overall demand for DC fast charging at other sites. Also, third-party contractors can provide basic electric charging capabilities to potential customers seeking on-premise EV charging capability. In addition, many EV charging manufacturers are offering home charging equipment, which could reduce demand for on-premise charging capabilities if EV owners find charging at home to be sufficient. Further, the continued or future adoption of other home charging technologies could reduce the demand for our planned home charging product offerings.

Further, our current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted technologies, greater marketing expertise and greater financial resources, which could put us at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of our current or future target markets, which could create price pressure. In light of these factors, even if our offerings are more effective and of higher quality than those of our competitors, current or potential customers may accept competitive solutions. If we fail to adapt to changing market conditions or compete unsuccessfully with current charging providers or new competitors, our growth will be limited, which would adversely affect our business and results of operations.

We face risks related to health pandemics, including the recent COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

The impact of the COVID-19 pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The impact of the COVID-19 pandemic has also resulted in a disruption in the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers, and has led to a decrease in EV sales in markets around the world. Any sustained downturn in demand for EVs would harm our business.

Throughout the COVID-19 pandemic, government authorities have implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns. The reimplementation of these measures upon a resurgence of the virus or a rise in variants may adversely impact our employees and operations and the operations of our customers, suppliers, vendors and business partners, and may negatively impact demand for EV charging stations, particularly at workplaces. These measures by government authorities may remain in place for a significant period of time and may adversely affect manufacturing and building plans, sales and marketing activities, business and results of operations.

The COVID-19 pandemic has also prompted a trend towards expanding contractual liability, including penalties for delivery and service delays and force majeure clauses for suppliers, which could have a material adverse effect on our business and results of operations if delivery or servicing of its products is delayed due to COVID-19 restrictions or similar events. There is an increased risk of both litigation and loss of business due to service and delivery delays resulting from COVID-19 pandemic impacts.

The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping providers and routes and air freight capacity and routes and significantly increased costs, has increased our cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays and cost increases as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted with certainty, including, but not limited to, the rise and prevalence of future resurgences or variants, duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used in charging stations or in providing commissioning or maintenance services. Additionally, the COVID-19 pandemic has already led to and may continue to lead to additional cost increases in the component parts used to manufacture and service EV charging stations, impacting our business and results of operations. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

The COVID-19 pandemic has also led to less international migration, impacting job markets in the countries that we operate in, specifically increasing labor costs and the cost of attracting talented executives, sales staff and engineers, and also limiting the available pool of talent due to international travel restrictions and quarantine requirements, leading to labor being less mobile for interstate and international moves. These restrictions could have a material adverse effect on our business and results of operations.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for our products and services.

We rely on a limited number of suppliers and manufacturers of certain key components for our charging stations. A loss of any of these partners, including as a result of a global supply shortage or major shipping disruption, could negatively affect our business, financial condition and operating results.

We rely on a limited number of suppliers to manufacture components for our charging stations, including in some cases only a single supplier for some products and components. This reliance on a limited number of suppliers increases our risks, since we do not currently have proven reliable alternative or replacement suppliers for certain components beyond these key parties, and in some cases replacing the supplier would require re-certification of the charging station by relevant regulatory authorities. In the event of a disruption, we may not be able to increase capacity from other sources, or develop alternate or secondary sources, without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is impacted by any raw materials shortages or price increases, or manufacturing, shipping or regulatory disruptions.

If we experience a significant increase in demand for our charging stations, or if we need to replace an existing supplier, we may not be possible to supplement or replace them on acceptable terms or at all, which may undermine our ability to deliver products to customers in a timely manner. For example, we may take a significant amount of time to identify a supplier that has the capability and resources to build charging station components in sufficient volume. Identifying suitable suppliers and sub-assembly manufacturers could be an extensive process that requires us to become satisfied with their component or sub-assembly specifications, quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical or environmental, social and governance (“ESG”) practices. Accordingly, a loss of any significant suppliers or sub-assembly manufacturers could have an adverse effect on our business, financial condition and operating results.

We are dependent on a limited number of significant customers and distributors for a substantial portion of our revenues. The loss of any such customer or distributor, a reduction in sales to any such customer or distributor, or the decline in the financial condition of any such customer or distributor could have a material adverse effect on our business, financial condition, and results of operations if they are not replaced with another large sales order.

We are, and may continue to be, dependent on a limited number of customers and distributors for a substantial portion of our revenue. We cannot be certain that customers and/or distributors that have accounted for significant revenues in past periods, individually or as a group, will continue to generate similar revenues in any future period. The loss of any of our major customers could negatively affect our results of operations, and any reduction, delay or cancellation of orders from one or more of our significant customers, or a decision by one or more of our significant customers to select products manufactured by a competitor, would significantly and negatively impact our revenue. Additionally, the failure of our significant customers to pay their current or future outstanding balances would increase our operating expenses and reduce our cash flows.

While we have not made material acquisitions to date, should we pursue acquisitions in the future, we would be subject to risks associated with acquisitions.

We may acquire additional assets, products, technologies or businesses that are complementary to our existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into our business would require attention from management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.

Our success depends, in part, on our continuing ability to identify, hire, attract, train and develop and retain highly qualified personnel. The inability to do so effectively would adversely affect our business.

Competition for employees can be intense, and the ability to attract, hire and retain them depends on our ability to provide competitive compensation, culture and benefits. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect our business, including the execution of our global business strategy.

We are expanding our operations internationally, which will expose us to additional tax, compliance, market and other risks.

Our primary operations are in Australia, the United States and the Netherlands, and we maintain contractual relationships with suppliers and sub-assembly manufacturers throughout the world. We are continuing to invest to increase our presence in these regions and to expand globally. We are also exploring the possibility of establishing a software team and additional corporate offices in the United States. Managing this expansion requires additional resources and controls, and could subject us to risks associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	lack of availability of government incentives and subsidies;

•	potential changes to our established business model;

•	cost of alternative power sources, which could vary meaningfully;

•

difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

•	installation challenges;

•	differing driving habits and transportation modalities in other markets;

•	different levels of demand among commercial, fleet and residential customers;

•

compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the EU General Data Protection Regulation (the “GDPR”), changing requirements for legally transferring data out of the European Economic Area, Singapore’s Personal Data Protection Act, as amended, and the California Consumer Privacy Act (“CCPA”);

•	compliance with U.S. and foreign anti-bribery laws including the FCPA and the UK Bribery Act 2010 (the “UK Bribery Act”);

•	conforming products to various international regulatory and safety requirements as well as charging and other electric infrastructures;

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on repatriation of earnings;

•

compliance with potentially conflicting and changing laws of taxing jurisdictions and compliance with applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, our current expansion efforts and any potential future international expansion efforts may not be successful.

Our management team has limited experience in operating a public company in the United States.

Our executive officers have limited experience in the management of a publicly traded company in the United States. The management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under U.S. federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that a significant amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

Our future revenue growth will depend in significant part on our ability to increase sales of our products and services to fleet operators as that market matures.

Our future revenue growth will depend in significant part on our ability to increase sales of our products and services to fleet operators. The electrification of fleets is an emerging industry, and fleet operators may not adopt EVs on a widespread basis and on the timelines we anticipate. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle could also be longer for sales to fleet operators, as they are often larger organizations, with more formal procurement processes than smaller commercial site hosts, for example. Fleet operators may also require significant additional services and support, and if we are unable to provide such services and support, it may adversely affect our ability to attract additional fleet operators as customers. Any failure to attract and retain fleet operators as customers in the future would adversely affect our business and results of operations.

We will need to raise funds and these funds may not be available when needed.

We will need to raise capital in the future to further scale our business and expand to additional markets. We may raise funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. We cannot be certain that such funds will be available on favorable terms when required, or at all. If we cannot raise funds when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of equity securities, our shareholders would experience dilution.

Any delay in achieving our manufacturing expansion could impact revenue forecasts associated with these facilities.

Our ability to fund the establishment of new manufacturing facilities or expansion of existing facilities depends on, in addition to the funds raised in connection with the Business Combination, cash flow from future operations, which may not materialize or be available at the needed levels, or other sources of funding, which may not be available at acceptable rates or at all. In addition, completion of these projects could be delayed due to factors outside of our control, including equipment delivery delays and other shipping delays or interruptions, supply chain issues, delays in customs processing, delays in obtaining regulatory approvals, work stoppages, imposition of new trade tariffs, unusual weather conditions and impacts of the COVID-19 pandemic. Any delays in completion of these projects could impact revenue forecasts associated with the expanded facilities and could adversely affect our business, financial condition and results of operations.

In August 2022, we announced the grand opening of our U.S. manufacturing facility in Lebanon, Tennessee, which, as of the date of this prospectus, is expected to eventually include up to five production lines, employ more than 500 people over the next five years and have the potential in the future to produce approximately 30,000 units per year at peak capacity. Any adverse developments in the global economy, disruptions to supply chains or issues obtaining manufacturing inputs, difficulty in obtaining the required permits, delays in construction or in staffing the facility could impact the facility’s ability to meet estimated production capacity or to begin production on the expected timeline and may increase the cost required to bring the facility on line and maintain its operations. For example, as of the date of this prospectus, production volumes at the Tennessee facility are approximately six weeks behind schedule due to the well-documented challenges experienced by electronics manufacturing businesses globally, principally related to supply chain and recruitment delays. This delay is expected to negatively impact our revenue for calendar year 2022. Any further delays in achieving production capacity at the Tennessee facility or any of our other production facilities as a result of things like supply chain issues, worker shortages or stoppages, or other factors could negatively impact our revenue. Additionally, while all chargers produced at the facility are currently expected to comply with applicable Buy America Act provisions under U.S. Federal Highway Administration requirements for domestic sourcing by the first quarter of calendar year 2023, unforeseen supply chain disruptions, issues accessing manufacturing inputs, issues with product performance or reliability or a change in our strategic priorities for the facility could result in noncompliance with the relevant Buy America Act provisions.

If a safety issue occurs with our products, or similar products from another manufacturer, there could be adverse publicity around our products or the safety of charging stations generally, which could adversely affect our business and results of operations.

Manufacturers of EV charging stations, including us, may be subject to claims that their products have malfunctioned and, as a result, persons were injured and/or property was damaged. For example, under certain circumstances, including improper charging, lithium-ion batteries have been observed to catch fire or vent smoke and flames. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could result in negative publicity and reputational harm, which could adversely affect our business and results of its operations.

If products in our product roadmap, including our software licenses, do not achieve projected sales in the future in their planned channel, revenue forecasts for that product will not be met and our results of operations could be adversely affected.

We cannot assure you that the software and hardware technology on our product roadmap will prove to be commercially viable or meet projected revenue forecasts. Our business is based on new technology and if our software or hardware fails to achieve expected performance and cost metrics, we may be unable to develop demand for products and generate sufficient revenue to meet forecasts for one or more product channels. Further, we and/or our customers may experience operational problems with our products that could delay or defeat the ability of such products to generate revenue or operating profits. If we are unable to achieve our sales targets on time and within our planned budget, our business, results of operations and financial condition could be materially and adversely affected.

An interruption of our production capability at one or more of our manufacturing facilities from pandemics, accident, calamity or other causes, or events affecting the global economy, could adversely affect our business.

We manufacture our products at a limited number of manufacturing facilities, and we generally do not have redundant production capabilities that would enable us to shift production of a particular product rapidly to another facility in the event of a loss of one of, or a portion of one of, our manufacturing facilities. A catastrophic loss of the use of one or more of our manufacturing facilities due to pandemics, including the COVID-19 pandemic, accident, fire, explosion, labor issues, extreme weather events, natural disasters, condemnation, cyberattacks, cancellation or non-renewals of leases, terrorist attacks or other acts of violence or war or otherwise could have a material adverse effect on our production capabilities. In addition, unexpected failures, including as a result of power outages or similar disruptions outside of our control, of our equipment and machinery could result in production delays or the loss of raw materials or products in the equipment or machinery at the time of such failures. Any of these events could result in substantial revenue loss and repair costs. An interruption in our production capabilities could also require us to make substantial capital expenditures to replace damaged or destroyed facilities or equipment. There are a limited number of manufacturers that make some of the equipment we use in our manufacturing facilities, and we could experience significant delay in replacing or repairing manufacturing equipment necessary to resume production. An interruption in our production capability, particularly if it is of significant duration, could result in a permanent loss of customers who decide to seek alternate products and could materially adversely affect our business, financial condition and operating results.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled manufacturing, sales and other personnel could adversely affect our business.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. The effects of the COVID-19 pandemic have reduced immigration of skilled labor into Australia and correspondingly reduced the labor pool for certain key roles. The COVID-19 pandemic has also led to reduced interstate migration within Australia. These factors could increase wages for certain roles or cause business operations to suffer. Although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs. Some of our employees are covered by Awards (as defined below) or, in the Netherlands, a Collective Labor Agreement (as defined below). In Australia, Awards are set by the Australian legislature and define the minimum terms of employment within a specific industry or occupation. Awards that apply to our employees in Australia include the Manufacturing and Associated Industries and Occupations Award, the Professional Employees Award and the Clerks Award (collectively, “Awards”). Employees employed by our Dutch subsidiaries (i.e., Tritium Europe B.V. and Tritium Technologies B.V.) are covered by a Collective Labor Agreement (“Collective Labor Agreement”), which sets out the minimum terms of their employment agreements.

The competition for skilled manufacturing, sales and other personnel is intense in the regions in which our manufacturing facilities are located. A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay, or both. Additionally, potential employees may seek remote work options that are unavailable for certain positions. If we are unable to hire and retain skilled manufacturing, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the United States, United Kingdom, European Union and Australia have each imposed export controls on certain products and/or financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we believe some shortages in materials, increased costs for raw material and other supply chain issues are at least partially attributable to the negative impact of the Russia-Ukraine military conflict on the global economy. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, additional supply disruptions, lower consumer demand and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflict could heighten many of our known risks described herein under “Risk Factors.”

Risks Related to the EV Market

Changes to fuel economy standards or the success of alternative fuels such as green hydrogen may negatively impact the EV market and depot charging sales opportunities for heavy vehicles and thus the demand for our products and services.

If the fuel efficiency of non-electric vehicles continues to increase, and the cost of vehicles using renewable transportation fuels, such as ethanol and biodiesel, improves, the demand for EVs could diminish. In addition, the EV fueling model is different than gasoline or other fuel models, requiring behavior change and education of influencers, consumers and others, such as regulatory bodies. Developments in alternative technologies, such as green hydrogen, advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect demand for EVs and EV charging stations. For example, fuel that is abundant and relatively inexpensive in the United States, such as compressed natural gas, may emerge as the preferred alternative to petroleum-based fuels. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based fuels over others, which may not necessarily be EVs. This may impose additional obstacles to the purchase of EVs or the development of a more ubiquitous EV market. Finally, the state of California’s waiver for setting state-specific vehicle emissions standards was reinstated in March of 2022; however, this reinstatement was immediately challenged as unlawful in court by a coalition of certain states, with a coalition of other states intervening in support of the reinstatement. If this lawsuit, which remains pending, ultimately results in a decision that the waiver reinstatement was unlawful, then that could impact California’s ability to set fuel economy standards that encourage the adoption of EVs and that are followed by many other states. If any of the above cause or contribute to consumers or businesses no longer purchasing EVs or purchasing them at a lower rate, it would materially and adversely affect our business, operating results, financial condition and prospects.

Our future growth and success is highly correlated with, and thus dependent upon, the continuing rapid adoption of EVs for passenger and fleet applications.

Our future growth is highly dependent upon the adoption of EVs both by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and other competitive factors, evolving government regulation and industry standards, changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to climate change and the environment generally, including the climate change initiatives of the Biden administration. Although demand for EVs has grown in recent years, there is no guarantee of continued growth or future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, our business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•	perceptions about EV features, quality, safety, performance and cost;

•	perceptions about the limited range over which EVs may be driven on a single battery charge;

•	concerns regarding the availability of convenient fast-charging infrastructure;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

•	volatility in the cost of oil, gasoline and electricity;

•	concerns regarding the stability of the electrical grid;

•	the decline of an EV battery’s ability to hold a charge over time;

•	availability of service and maintenance for EVs;

•	availability of critical minerals and other components for the manufacture of EVs and EV batteries;

•	consumers’ perception about the convenience and cost of charging EVs;

•	increases in fuel efficiency;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•	relaxation of government mandates or quotas regarding the sale of EVs; and

•	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional gasoline-powered vehicles. Furthermore, because fleet operators are expected to make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and our products and services in particular.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect our business, financial condition and operating results.

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and other entities in many countries around the world to offset the purchase or operating cost of EVs and EV charging stations. Our sales and sales growth heavily rely on these incentives to continue the transition towards the electrification of transport, and therefore the demand for EV chargers. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging stations, which would adversely affect our financial results.

The U.S. federal government, foreign governments, and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits, and other financial incentives, such as payments or regulatory credits. The EV market relies on these governmental rebates, tax credits, and other financial incentives to significantly lower the effective price of EVs and EV charging stations for customers and support widespread installation of EV charging infrastructure. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. In particular, U.S. federal tax credits to purchasers under Section 30C of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) to market its EV charging stations, have subsidized the cost of placing in service EV charging stations, and are expected to continue to do so under legislation, like the new Inflation Reduction Act (“IRA”). If a substantial number of credits or incentives, like those from the IRA, the National Electric Vehicle Infrastructure Law Formula Program, the Bipartisan Infrastructure Law, or many others were to end, or if our products were to not qualify for funding under those programs, there could be a native impact on the EV and EV charging market and adversely impact our business operations and expansion potential. See “Business—Government Regulation and Incentives.”

Increases in costs, disruption of supply or shortage of raw materials, particularly lithium-ion battery cells, could harm the ability of EV manufacturers to produce electric vehicles.

EV manufacturers may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials. Any such cost increase or supply interruption could materially negatively impact their businesses as well as our business prospects, financial condition and operating results. EV manufacturers use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals (such as copper), lithium, and cobalt. The prices for these raw materials fluctuate depending on market conditions and global demand and could adversely affect their businesses and our business prospects and operating results. Additionally, certain manufacturers may be required to comply with supply chain diligence requirements in obtaining certain of these raw materials, which may result in increased procurement costs if only a limited number of suppliers meet such criteria. As such, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•

the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the EV industry as demand for such cells increases;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt and lithium, used in lithium-ion cells.

Any disruption in the supply of battery cells could temporarily disrupt production of all EVs. Moreover, battery cell manufacturers may refuse to supply to EV manufacturers if they determine that the vehicles are not sufficiently safe. Substantial increases in the prices for raw materials would increase EV manufacturers’ operating costs and could reduce their margins if the increased costs cannot be recouped through increased EV prices. This would likely result in the production of fewer EVs by manufacturers.

The EV charging industry is characterized by rapid technological change, which requires us to continue to develop new products and product innovations. Any delays or failures in such development could adversely affect market adoption of our products and our financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, including our products. Our future success will depend upon our ability to timely develop and introduce a variety of new capabilities and innovations to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of EV charging. Wireless inductive EV charging could also become more viable and gain some market share. As new products are introduced, gross margins tend to decline in the near-term and improve as the product become more mature and with a more efficient manufacturing process.

As EV technologies change, we may need to upgrade or adapt our charging station technology and introduce new products and services in order to serve vehicles that have the latest technology, in particular battery cell technology, which could involve substantial costs. Even if we are able to keep pace with changes in technology and develop new products and services, our product development expenses could increase, our gross margins could be adversely affected in some periods and our prior products could become obsolete more quickly than expected.

We cannot guarantee that any new products will be released in a timely manner, or at all, or achieve market acceptance. Delays in delivering new products that meet customer requirements could damage our relationships with customers and lead them to seek alternative providers. Delays in introducing products and innovations or the failure to offer innovative products or services at competitive prices may cause existing and potential customers to purchase our competitors’ products or services.

If we are unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, our products and services could lose market share, our revenue will decline, we may experience higher operating losses and our business and prospects will be adversely affected.

Certain estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

This prospectus includes estimates of the addressable market for our products and solutions, and the EV market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the current COVID-19 pandemic. The estimates and forecasts in this prospectus relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates.

Competition to increase market share may lead to our competitors reducing their margins, or selling competing products at a loss or signing up to unfavorable contract terms, requiring us to either lose market share, sell our products for similarly low margins or increase our exposure to legal risk, which could adversely affect our results of operations and financial condition.

Competitive price pressures could negatively affect our operating results. The EV market in which we operate is both highly competitive and is at a relatively early stage. In addition, several of our larger competitors have significantly greater resources than us and may potentially sell products and services below cost in order to gain market share. If our competitors offer discounts on certain products or services in the future, we have in the past and may in the future decide to lower prices on our products and/or services, which could adversely affect our gross margins, financial condition and results of operations.

Competitive pressure to gain market share could result in our competitors executing agreements with unfavorable contract terms that shift key risks onto the charger manufacturer, such as new product development and certification timeframes or component failures and requirements to proactively retrofit parts, which have not yet failed. If our competitors decide to sign contracts on these terms, we may decide to sign up for them in order to compete, which could adversely affect our results of operations.

If market-driven price reductions exceed forecasted price reductions, our cost reduction activities may not offset those reduced prices, which could adversely affect our results of operations and financial condition.

The markets in which we participate are intensely competitive and are likely to remain intensely competitive for the foreseeable future. We have experienced pricing pressure on many of our products and anticipate continued pricing pressure in the future. Ongoing and heightened competitive pricing pressure makes it increasingly important for us to reduce the unit costs of our products. Although we have undertaken and expect to continue to undertake productivity enhancement and cost reduction initiatives, including significant investments in our facilities to improve manufacturing efficiency, cost and product quality, we cannot make assurances that we will complete all of these initiatives, fully realize the estimated cost savings from such activities, or be able to continue to reduce costs and increase productivity. If we are not able to reduce costs sufficiently to offset reduced prices, our market share, margin and results of operations may be adversely affected.

Risks Related to Our Technology, Intellectual Property and Infrastructure

We may need to defend against intellectual property infringement or misappropriation claims or challenge the patents of our competitors, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that we will be able to mitigate the risk of potential suits or successfully combat other legal demands by competitors or other third parties. Accordingly, we may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation or arbitration will not occur, and such licenses and associated disputes could significantly increase our operating expenses. In addition, if we are determined to have or believe there is a high likelihood that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services we offer, to pay substantial damages and/or royalties, to redesign our products and services, and/or to establish and maintain alternative branding. In addition, to the extent that our customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such customers and business partners. Further, we may be forced to challenge the patents of our competitors, either in conjunction with defending an infringement claim or separately, in order to protect our rights to sell our current and future products. If we are required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or other disputes, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Our business may be adversely affected if we are unable to protect our technology and intellectual property from unauthorized use by third parties.

Our success depends, at least in part, on our ability to protect our technology and intellectual property. To accomplish this, we rely on, and plan to continue relying on, a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue which would adversely affect our business, prospects, financial condition and operating results.

The measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

•	any patent applications we submit may not result in the issuance of patents;

•	the scope of issued patents may not be broad enough to cover a competitor’s products;

•	any issued patents may be challenged by competitors and/or invalidated by courts or governmental authorities;

•	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make aggressive enforcement impracticable;

•	current and future competitors may circumvent patents or independently develop similar trade secrets or works of authorship, such as software;

•	know-how and other proprietary information we purport to hold as a trade secret may not qualify as a trade secret under applicable laws; and

•	proprietary designs and technology embodied in our products may be discoverable by third parties through means that do not constitute violations of applicable laws.

Patent, trademark, and trade secret laws are geographical in scope and vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Further, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States.

It may be possible for a third party to copy or otherwise obtain and use our proprietary rights. We employ people on product development projects and in the factory and necessarily discloses to those persons trade secrets and know-how concerning our hardware and software. There is a risk that our employees may improperly disclose trade secrets to our competitors for commercial advantage in countries where the legal system does not support enforceability of intellectual property rights. Customers may also dismantle our hardware for the purposes of reverse engineering it. While we take reasonable legal and other steps to protect our trade secrets and know-how, there can be no assurance that any protective measure taken by us has been, or will be adequate to protect our proprietary rights from industrial espionage risks.

We may be the target of industrial espionage and it is difficult for us to protect against industrial espionage carried out by foreign state actors as we do not currently qualify under the Australian Security Intelligence Organisation Act 1979 (Cth) (“ASIO”) as an entity that may request a security assessment in Australia and therefore can only require police checks for our employees and cannot require baseline or secret security clearances, which include an ASIO assessment. This exposes us to potential theft of trade secrets, intellectual property and industry know-how by employees who may act for other countries.

Certain patents in the EV industry may come to be considered “standard essential patents”. If this is the case with respect to any of our patents, we may be required to license certain technology on “fair, reasonable and non-discriminatory” terms, decreasing revenue. Further, competitors, vendors, or customers may, in certain instances, be free to create variations or derivative works of our technology and intellectual property, and those derivative works may become directly competitive with our offerings. Finally, we may not be able to leverage, or obtain ownership of, all technology and intellectual property developed by our vendors in connection with design and manufacture of our products, thereby jeopardizing our ability to obtain a competitive advantage over our competitors.

Our products are subject to numerous standards and regulations, which may materially and adversely affect our business, results of operations or financial condition. The current lack of certainty and alignment in international standards and regulations may lead to multiple production variants of the same product, products failing customer testing, retrofit requirements for already fielded products, litigation with customers facing retrofit expenses, additional test and compliance expenses and further unexpected costs, and we may not be able to comply with new standards and regulations on a competitive timeline or at all.

Emerging industry standards for EV station management, coupled with utilities and other large organizations mandating their own adoption of specifications that may not become widely adopted in the industry, may hinder innovation or slow new product or new feature introduction. Countries may also establish conflicting standards and regulations, increasing product development and compliance costs, delaying deliveries to customers and reducing profitability by introducing additional complexity and lack of standardization of production processes. In addition, automobile manufacturers may choose to utilize their own proprietary systems, which could lock out competition for EV charging stations, or to use their size and market position to influence the market, which could limit our market and reach to customers, negatively impacting our business.

Further, should regulatory bodies later impose a standard that is not compatible with our infrastructure, we may incur significant costs to adapt our business model to the new regulatory standard, which may require significant time and, as a result, may have a material adverse effect on our revenues or results of operations.

Our technology could have undetected defects, errors or bugs in hardware or software, which could reduce market adoption, damage our reputation with current or prospective customers and drivers, and/or expose us to product liability and other claims that could materially and adversely affect our business.

We may be subject to claims that charging stations have malfunctioned and that, as a result, persons or property were injured or damaged. The insurance that we carry may be insufficient or may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results or financial condition.

Across our product line, we develop equipment solutions based on preferred dual-source or common off-the-shelf vendors. However, due to our designs, we rely on several single source vendors, the unavailability or failure of which can pose risks to our supply chain and delay revenue.

Furthermore, our software platform is complex, developed for over a decade by many developers, and includes a number of licensed third-party commercial and open-source software libraries. Our software has contained defects and errors in the past and may in the future contain undetected defects or errors. We are continuing to develop the features and functionality of our platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if our products and services, including any updates or patches, are not implemented (which requires customer consent) or are not used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of its operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	legal claims under applicable laws, rules and regulations; and

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect us from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, operating results, and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation or settlement agreements, divert management’s time and other resources and cause reputational harm.

In addition, we rely on some open-source software and libraries issued under the GNU General Public License (or similar “copyleft” licenses) for development of our products and may continue to rely on similar copyleft licenses. Use of such copyleft-licensed software or libraries could require us to disclose and license our proprietary source code and permit others to create derivative works of such source code, all at no cost.

We expect to incur product development costs and devote significant resources to developing new products, which could significantly reduce our profitability and may never result in revenue to us if such products do not meet market needs.

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new products that achieve market acceptance. We plan to incur significant product development expenses in the future as part of our efforts to design, develop, manufacture, certify and introduce new products and enhance existing products. Tritium’s product development expenses were $14.0 million and $10.5 million for the fiscal years ended June 30, 2022 and 2021, respectively, and we believe our product development expenses are likely to grow in the future. We have also incurred and will continue to incur material tooling, equipment, parts and facility costs in support of our product development efforts. Further, our product development program may not produce successful or timely results, and our new products may not achieve market acceptance, create additional revenue or become profitable. If we fail to offer high-quality support to station owners and drivers, our business and reputation will suffer.

We expect to generate revenue from services and support of our customer installation base. Inadequate services and support could significantly reduce our profitability.

Once a customer has installed our charging stations, station owners and drivers will rely on us to provide support services to resolve any issues that might arise in the future. Rapid and high-quality customer support is important so station owners can provide charging services and so drivers can receive reliable charging for their EVs. The importance of high-quality customer support will increase as we seek to expand our business and pursue new customers and geographies. If we do not quickly resolve issues and provide effective support, our ability to retain customers or sell additional products and services to existing customers could suffer and our brand and reputation could be harmed.

Future revenue from our software business will depend on customers renewing their services subscriptions and subscribing to newly developed software license offerings. If customers do not agree to pay for the software that they have been previously making use of or stop using the software or any of our other subscription offerings, or if customers fail to add more stations, our business and operating results will be adversely affected.

In addition to selling charging station hardware, we expect that our future revenue will also depend on customers continuing to subscribe to, and pay for, our EV charging software services and extended warranty coverages. Therefore, it is important that customers renew their subscriptions when their warranty expires, and that some customers purchase service level agreements, subscribe to new software modules, and/or add additional charging stations and services to their existing subscriptions. Customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of users, stations or level of functionality, or may not subscribe to newly developed software modules. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging stations, prices, the features and pricing of competing products, reductions in spending levels, mergers and acquisitions involving customers and deteriorating general economic conditions. If customers do not renew their subscriptions, if they renew on less favorable terms, or if they fail to add products or services, our business and operating results will be adversely affected.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base, maintain and grow our market share and achieve broader market acceptance of our solutions.

Our ability to grow our customer base, achieve broader market acceptance, grow revenue and market share, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. Sales and marketing expenses represent a significant percentage of our total revenue, and our operating results will suffer if sales and marketing expenditures do not contribute significantly to increasing revenue.

We are substantially dependent on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force both domestically and internationally but we may not be able to recruit and hire a sufficient number of qualified sales personnel, which may adversely affect our ability to expand our sales capabilities. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Recent hires and planned hires may not become as productive as quickly as anticipated, and we may be unable to hire or retain sufficient numbers of qualified individuals. Furthermore, hiring sales personnel in new countries can be costly, complex, and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the revenue expected, or ultimately achieved, from those countries. There is significant competition for direct sales personnel with strong sales skills and technical knowledge. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct sales personnel and on such personnel attaining desired results within a reasonable amount of time. Our business will be harmed if continuing investment in its sales and marketing capabilities does not generate a significant increase in revenue.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruptions and delays in services and operations, which could harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing, and other attacks against online networks have become more prevalent and may occur on our systems in the future. We have implemented security measures, such as multi-factor authentication and security incident and event management tools. But, any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. As cyber-attacks evolve, the cost of measures designed to prevent such attacks continues to increase, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

We have previously experienced, and may in the future experience, service disruptions, outages and other performance problems with our software and computer systems. These issues can be caused by a variety of factors, including infrastructure changes, cyber-security threats, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for our solutions from target customers.

We have processes and procedures in place designed to enable us to recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which could adversely affect our business and financial results.

We rely on third-party cloud service providers to operate certain aspects of our service. Interruptions, delays in service or inability to increase capacity with our cloud service providers could impair the use or functionality of our EV charging stations and other services, harm our business and subject us to liability.

We currently serve our business partners and drivers using third-party cloud service providers. Any outage or failure of such cloud services could negatively affect our product connectivity and performance. Further, we depend on connectivity from our charging stations to our data network through cellular service and virtual private networking providers. Any incident affecting a cloud service provider’s network or a cellular and/or virtual private networking services provider’s infrastructure or operations, whether caused by fire, flood, storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of our EV charging stations and services.

Financial, Tax and Accounting Risks

Our financial condition and results of operations are likely to fluctuate in the future due to, among other things, the cyclical nature of the automotive industry, which could cause our results to fall below expectations, resulting in a decline in the price of our Ordinary Shares.

Our financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control.

In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate in the future:

•	the timing and volume of new sales;

•	weather conditions which prevent or delay site installation;

•	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;

•	the timing of new product introductions, which can initially have lower gross margins;

•	weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions;

•	fluctuations in sales and marketing or product development expenses;

•	supply chain interruptions and manufacturing errors or delivery delays;

•	failure to increase manufacturing capacity by the forecasted amount, or within the expected timeframe;

•	the timing and availability of new products relative to customers’ and investors’ expectations;

•	the length of the sales and installation cycle for a particular customer;

•	the impact of COVID-19, including manufacturing or shipping delays and travel restrictions on our workforce or our customers, suppliers, vendors, certification and test agencies, or business partners;

•	disruptions in sales, production, service or other business activities;

•	our inability to attract and retain qualified personnel; and

•	unanticipated changes in federal, state, local, or foreign government incentive programs, which can affect demand for EVs.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue and other operating results in the future may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our Ordinary Shares.

Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect our business and future profitability.

We conduct operations, directly and through our subsidiaries, in Australia, the Netherlands, the United Kingdom and the United States, and we and our subsidiaries are subject to income taxes in Australia, the Netherlands, the United Kingdom and the United States. We may also in the future become subject to income taxes in other foreign jurisdictions. Our effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in our operating results before taxes, and the outcome of income tax audits in Australia, the Netherlands, the United Kingdom, the United States, or other jurisdictions. We will regularly assesses all of these matters to determine the adequacy of our tax liabilities. If any of our assessments are ultimately determined to be incorrect, our business, results of operations, or financial condition could be materially adversely affected.

Due to the complexity of multinational tax obligations and filings, we and our subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which we operate. Outcomes from these audits or examinations could have a material adverse effect on our business, results of operations, or financial condition.

The tax laws of Australia, the Netherlands, the United Kingdom and the United States, as well as potentially any other jurisdiction in which we may operate in the future, have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although we believes that our transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where we do business could challenge our transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge our transfer pricing policies, we could be subject to additional income tax expenses, including interest and penalties. Any such increase in our income tax expense and related interest and penalties could have a material adverse effect on our business, results of operations, or financial condition.

We may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

As a result of our plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, our effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or we may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect our after-tax profitability and financial results.

In the event that we expand our operating business domestically or internationally, our effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by: operating losses in jurisdictions where no tax benefit can be recorded under U.S. GAAP, changes in deferred tax assets and liabilities, changes in tax laws or the regulatory environment, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, and the pre-tax operating results of our business.

Additionally, we may be subject to significant income, withholding, and other tax obligations in the United States or other jurisdictions and may become subject to taxation in numerous additional U.S. state and local and non-U.S. jurisdictions with respect to income, operations and subsidiaries related to those jurisdictions. Our after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, (i) the ability to structure business operations in an efficient and competitive manner, and (j) the availability of foreign income tax offsets in Australia. Outcomes from audits or examinations by taxing authorities could have an adverse effect on our after-tax profitability and financial condition. Additionally, the Internal Revenue Service (the “IRS”) and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

Our after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

The ability of us to utilize net operating loss and tax credit carryforwards following the Business Combination is conditioned upon us attaining profitability and generating taxable income. We have incurred significant net losses since inception and we anticipate we will continue to incur significant losses. Additionally, our ability to utilize net operating loss and tax credit carryforwards to offset future taxable income may be limited.

As at June 30, 2022, the majority of carried forward tax losses within our company are in Tritium Pty Ltd (“Tritium Australia”), which had carried forward tax losses of approximately $192.8 million, which may be available to reduce future Australian taxable income. These tax losses can be carried forward indefinitely, subject to the satisfaction of certain Australian loss testing provisions. For Australian tax purposes, carried forward tax losses may be utilized to reduce an entity’s taxable income to the extent that the entity satisfies either the Continuity of Ownership Test (“COT”) or the Business Continuity Test (“BCT”).

The COT requires that the same persons beneficially held more than 50% of the rights to voting, dividends and capital distributions from the start of the income year in which the tax loss was incurred to the end of the income year in which the loss is sought to be utilized to reduce the entity’s taxable income.

The BCT incorporates the Same Business Test, which broadly requires a company to carry on the same business at the end of the income year in which the loss is utilized as it carried on just prior to any breach of the COT, and the less stringent Similar Business Test (“SiBT”) which compares the businesses to see if the businesses at the relevant test times were similar. The SiBT allows for changes in the business resulting from attempts to grow or rehabilitate the business but is only applicable to losses incurred in income years beginning from July 1, 2015. With respect to Tritium Australia, it is expected that the Business Combination will cause the COT to be failed and accordingly the BCT position will need to be closely monitored going forward as Tritium Australia’s business expands.

For Australian income tax purposes, carried forward tax losses may only be utilized to reduce taxable income by the entity which originally incurred the loss unless the losses are transferred.

If we or any of our subsidiaries are characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of our company and our subsidiaries, we do not believe we will be treated as a PFIC for the current taxable year.

However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our income or asset may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, whether we are treated as a PFIC for U.S. federal income tax purposes is determined annually after the close of each taxable year and, thus, is subject to significant uncertainty. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Accordingly, there can be no assurances that we will not be treated as a PFIC for the current taxable year or in any future taxable year.

If we are a PFIC for any taxable year, a U.S. Holder (as defined below in the section “Material U.S. Federal Income Tax Considerations—U.S. Holders”) may be subject to adverse tax consequences and may incur certain information reporting obligations. For a further discussion, see “Material U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. holders are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of Ordinary Shares and/or Warrants.

If a United States person is treated as owning at least 10% of the Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Ordinary Shares, and we are a “controlled foreign corporation” for U.S. federal income tax purposes, such person may be treated as a “United States shareholder” with respect to us and any of our subsidiaries that are controlled foreign corporations. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by any such controlled foreign corporations, whether or not we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such holder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in Ordinary Shares and/or Warrants.

Our reported financial results may be negatively impacted by changes in U.S. GAAP.

U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”), the SEC and various bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors and may make it more difficult to compare performance with other public companies.

We are an emerging growth company (“EGC”) as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not EGCs, including the fact that we are exempt from the requirement to obtain an attestation report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for up to five years or until we no longer qualify as an emerging growth company, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the Business Combination or until we are no longer deemed an EGC. Investors may find our securities less attractive because we will continue to rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the stock price may be more volatile.

An EGC may elect to delay the adoption of new or revised accounting standards. With us making this election, Section 102(b)(2) of the JOBS Act allows us to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained in this prospectus and those that we will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

We are incurring significant increased expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

We are facing increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (“PCAOB”) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements has increased costs and made certain activities more time-consuming. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with these requirements are identified (for example, if the auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), we could incur additional costs to rectify those issues, and the existence of those issues could adversely affect our reputation or investor perceptions. In addition, we have director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations has increased legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may result in material misstatements of our consolidated financial statements or cause us to fail to meet our periodic reporting obligations.

We are required to provide management’s attestation on internal control over financial reporting as a public company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are applicable to us as a newly public company. If we are not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of Tritium’s consolidated financial statements as of June 30, 2022 and 2021 and for the years ended June 30, 2022, 2021 and 2020, material weaknesses were identified in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tritium’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses referenced above are described below:

•

Lack of appropriately designed, implemented and documented procedures and controls at both entity level and process level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, revenue recognition processes, inventory existence processes, and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

•

Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization, and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

•

Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.

In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an EGC. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of our Ordinary Shares. These material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

The report of Tritium’s independent registered public accounting firm contains an explanatory paragraph that expresses substantial doubt about Tritium’s ability, and, in turn, our ability, to continue as a going concern.

The report of Tritium’s independent registered public accounting firm with respect to Tritium’s consolidated financial statements as of June 30, 2022 and 2021 and for each of the three years ended June 30, 2022, 2021 and 2020 indicates that Tritium’s financial statements have been prepared assuming that Tritium will continue as a going concern. The report states that, since Tritium has incurred net losses for the years ended June 30, 2022, 2021 and 2020, and Tritium needs to raise additional funds to meet our obligations and sustain our operations, there is substantial doubt about our ability to continue as a going concern. Our plans in regard to these matters are described in Note 1 to our audited financial statements included elsewhere in this prospectus. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

There are inherent limitations in all control systems, and misstatements due to error or fraud that could seriously harm our business may occur and not be detected.

Our management does not expect that our internal and disclosure controls will prevent all possible error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, an evaluation of controls can only provide reasonable assurance that all material control issues and instances of fraud, if any, in us will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by the individual acts of some persons or by collusion of two or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

We may be adversely affected by foreign currency fluctuations.

We routinely transact business in currencies other than the U.S. dollar. Additionally, we maintain a portion of our cash and investments in currencies other than the U.S. dollar and may, from time to time, experience losses resulting from fluctuations in the values of these foreign currencies, which could cause our reported net earnings to decrease, or could result in a negative impact to our shareholders’ deficit. In addition, failure to manage foreign currency exposures could cause our results of operations to be more volatile. Adverse, unforeseen or rapidly shifting currency valuations in our key markets may magnify these risks over time.

Risks Related to Legal Matters and Regulations

Data protection laws, and similar domestic or foreign regulations, may adversely affect our business.

National and local governments and agencies in the countries in which we operate and in which our customers operate have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, disclosure, and other processing of information regarding consumers and other individuals, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe and Japan. The costs of compliance with, and other burdens imposed by, laws, regulations, standards, and other obligations relating to privacy, data protection, and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our solutions, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage our reputation and brand.

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for us and our customers. The European Union and United States agreed in 2016 to a framework for data transferred from the European Union to the United States, but this framework has been challenged and recently declared invalid by the Court of Justice of the European Union, thereby creating additional legal risks for us. Additionally, the European Union adopted the GDPR in 2016, and it became effective in May 2018. The GDPR establishes requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to the greater of €20 million or 4% of worldwide revenue. The costs of compliance with, and other burdens imposed by, the GDPR may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, California adopted the CCPA and the California State Attorney General has begun enforcement actions. Although we initiated a compliance program designed to ensure CCPA compliance after consulting with outside privacy counsel, we may remain exposed to ongoing legal risks related to the CCPA and the California Privacy Rights Act approved by voters in November 2020 as well as similar legislation passed in Virginia and Colorado.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection, and information security that are applicable to the businesses of customers may adversely affect our ability and willingness to handle, store, use, transmit and otherwise process certain types of information, such as demographic and other personal information. In addition, the other bases on which we and our customers rely for the transfer of personal data across national borders, such as the Standard Contractual Clauses promulgated and modernized by the EU Commission on June 4, 2021, commonly referred to as the Model Clauses, continue to be subjected to regulatory and judicial scrutiny. If we or our customers are unable to transfer data between and among countries and regions in which we operate, it could decrease demand for our products and services or require us to modify or restrict some of our products or services.

In addition to government activity, privacy advocacy groups, the technology industry, and other industries have established or may establish various new, additional, or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we will meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, it could reduce demand for our solutions and adversely affect our business.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

We could be adversely impacted if we fail to comply with U.S. and international import and export laws.

We export products from Australia across the globe and import goods into Australia, the Netherlands and the United States, and in the future plan to further export products from the United States. Due to our significant foreign sales, we are subject to trade and import and export regulations in multiple jurisdictions. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage, and a reduction in the value of our securities.

Failure to comply with laws relating to labor and employment could subject us to penalties and other adverse consequences.

We are subject to various employment-related laws in the jurisdictions in which our employees are based. We face risks if we fail to comply with applicable U.S. federal or state wage law or applicable U.S. federal or state labor and employment laws, or wage, labor or employment laws applicable to our employees outside of the United States. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations, and damages or penalties, which could have a materially adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

Existing and future environmental health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact our financial results or results of operations.

We and our operations, as well as those of our contractors, suppliers, and customers, are subject to certain federal, state, local and foreign environmental laws and regulations governing, among other things, the generation, use, handling, storage, transportation, and disposal of hazardous substances and wastes. We may also be subject to a variety of product stewardship and manufacturer responsibility laws and regulations, primarily relating to the collection, reuse, and recycling of electronic wastes and hardware, whether hazardous or not, as well as regulations regarding the hazardous material contents of electronic product components and product packaging, and non-hazardous wastes. These laws may require us or others in our supply chain to obtain permits and comply with procedures that impose various restrictions and obligations that may have material or adverse effects on our operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operations requirements cannot be met in a manner satisfactory for our operations or on a timeline that meets our commercial obligations, it may adversely impact our business.

Environmental and health and safety laws and regulations can be complex, are subject to change, and may become more stringent in the future, such as through new requirements enacted at the supranational, national, sub-national, and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on our business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste, or batteries, could cause additional expenditures, restrictions and delays in connection with our operations as well as other future projects, the extent of which cannot be predicted.

Further, we currently rely on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is due to us or our contractors, may result in liability under environmental laws, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, under which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources, and the Environmental Protection Act of 1994 (Queensland). The costs of liability for contamination could have a material adverse effect on our business, financial conditions, or results of operations. Additionally, we may not be able to secure contracts with third parties to continue our key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our Ordinary Shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Amongst other things, we are subject to the Australian Corporations Act 2001 (Cth) (the “Corporations Act”). Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to that person’s or someone else’s voting power in our company increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Exceptions to the general prohibition include circumstances where the person makes a formal takeover bid for our company, if the person obtains shareholder approval for the acquisition or if the person acquires less than 3% of the voting power of our company in any rolling six-month period. Australian takeover laws may discourage takeover offers being made for our company or may discourage the acquisition of large numbers of our Ordinary Shares.

The rights of our shareholders are governed by Australian law and our constitution and differ from the rights of stockholders under U.S. corporate and securities laws. Holders of our Ordinary Shares may have difficulty effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of our shareholders are governed by Australian law and our constitution. These rights differ from the typical rights of stockholders of U.S. corporations. Circumstances that under U.S. law may entitle a stockholder of a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Our shareholders may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a shareholder sought to bring proceedings in Australia based on U.S. securities laws, considerations include:

•	it may not be possible, or may be costly or time consuming, to effect service of process in the United States upon us or our non-U.S. resident directors or executive officers;

•	it may be difficult to enforce a judgment obtained in a U.S. court against us or our directors, including judgments under U.S. federal securities laws;

•	an Australian court may deny the recognition or enforcement of punitive damages or other awards or reduce the amount of damages granted by a U.S. court;

•

issues of private international law may apply which may lead to disputes about where court action or proceedings should be allowed to commence or continue, or which law of which jurisdiction applies and to which parts of the litigation;

•

an Australian court may not recognize a claim or may refuse to enforce it, in which case a claim may be required to be re-litigated before an Australian court in which procedure differs from U.S. civil procedure in a number of respects;

•	in applying Australian conflict of laws rules, that U.S. law (including U.S. securities laws) may not apply to the relationship between our shareholders and us or our directors and officers; and/or

•	that the U.S. securities laws may be regarded as having a public or penal nature and should not be enforced by the Australian court.

Our shareholders may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws. See the sections entitled “Description of Securities” for additional information regarding the rights of our shareholders.

Our Ordinary Shares are subject to Australian insolvency laws which are substantially different from U.S. insolvency laws and may offer less protections to our shareholders compared to U.S. insolvency laws.

As a public company incorporated under the laws of Australia, we are subject to Australian insolvency laws and may also be subject to the insolvency laws of other jurisdictions in which we conduct business or have assets. These laws may apply where any insolvency proceedings or procedures are to be initiated against us. Australian insolvency laws may offer our shareholders less protection than they would have had under U.S. insolvency laws and it may be more difficult (or even impossible) for shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We may be deemed a payment service provider or energy supplier under local or international laws and may become subject to extensive and complex legislation and regulations or may in certain cases be required to register as a regulated entity under those jurisdictions’ laws and regulations.

We may be subject to payment service provider or energy supplier laws and regulations in the jurisdictions in which we conduct business or have assets. These laws and regulations may apply if we are deemed to be a payment service provider or energy supplier under Australian laws or the laws of other jurisdictions in which we conduct business or have assets. If these laws and regulations apply to us, then we may need to register as a regulated entity in the relevant jurisdiction and may also be subject to extensive and complex laws and regulations.

We may be involved from time to time in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we may be involved in legal proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, intellectual property matters, environmental issues, tax matters and employment matters. There can be no assurance that such proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Securities

Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our Ordinary Shares and Warrants to fall.

The Selling Securityholders can resell, under this prospectus, up to (a) 118,118,018 Ordinary Shares constituting approximately 77.1% of our issued Ordinary Shares, and (b) 241,147 Warrants constituting approximately 2.6% of our issued Warrants. Sales of a substantial number of Ordinary Shares and/or Warrants in the public market by the Selling Securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and Warrants.

Certain existing shareholders purchased securities in the Company at a price below the current trading price of such securities, and may experience a positive investment return based on the current trading price, and may realize significant profits. Future investors in our Company may not experience a similar investment return.

Certain shareholders in the Company, including certain of the Selling Securityholders, acquired Ordinary Shares or Warrants at prices below the current trading price of our Ordinary Shares , and may experience a positive investment return based on the current trading price.

Of the 15,564,378 Ordinary Shares included hereby for offer and resale by DCRN Sponsor (“DCRN Sponsor Shares”), 2,528,545 Ordinary Shares were acquired upon “cashless” exercise of 8,067,263 Warrants, 7,067,263 of which were originally acquired by DCRN Sponsor as warrants for common stock of DCRN in connection with a private placement concurrent with DCRN’s initial public offering, and 1,000,000 of which were issued as warrants for Ordinary Shares of the Company at the closing of the business combination in connection with working capital loans made by DCRN Sponsor to DCRN, in each case, at a price of $1.50 per whole warrant and for aggregate consideration of approximately $12.1 million. The 7,067,263 private placement warrants were later assumed by us in connection with the Business Combination. After assumption, each whole Warrant became exercisable for one Ordinary Share at a price of $6.90 and were also exercisable on a “cashless” basis in accordance with the terms of our Amended and Restated Warrant Agreement. Also included in the DCRN Sponsor Shares are (i) 9,702,500 Ordinary Shares originally acquired as founder shares in DCRN in connection with DCRN’s initial public offering for which DCRN Sponsor paid an aggregate of approximately $25 thousand and (ii) 3,333,333 Ordinary Shares acquired by DCRN Sponsor in connection with the separate option agreements (each, an “Option Agreement” and together, the “Option Agreements”), each dated January 13, 2022, with each of (i) St Baker Energy Holdings Pty Ltd, (ii) Varley Holdings Pty Ltd, (iii) Ilwella Pty Ltd and (iv) Decarbonization Plus Acquisition Sponsor II LLC (each an “Option Holder”) for which DCRN Sponsor paid approximately $20.0 million.

Also included hereby for offer and resale by certain previous independent directors of DCRN are 378,258 Ordinary Shares, comprised of (i) 360,000 Ordinary Shares originally granted to such previous independent directors of DCRN as shares of common stock of DCRN for no monetary consideration in connection with their service on DCRN’s board of directors and (ii) 18,258 Ordinary Shares acquired upon “cashless” exercise of an aggregate of 58,257 Warrants held by two of DCRN’s previous independent directors, Jane Kearns and Jeffrey Tepper, which were originally acquired by them as warrants for common stock of DCRN and for which they originally paid an aggregate of approximately $87 thousand.

Additionally, this prospectus includes for offer and resale by Palantir and certain of our affiliates, including certain legacy shareholders of Tritium Holdings and certain of our executive officers, up to 102,175,382 Ordinary Shares. This includes: (i) 34,010,820 Ordinary Shares acquired by St Baker Energy Holdings Pty Ltd and entities affiliated therewith in various historical investment and financing transactions in both Tritium and Tritium Holdings from 2013 to 2022 for aggregate consideration of approximately $45.4 million, (ii) 23,009,066 Ordinary Shares acquired by Varley Holdings Pty Ltd in various historical investment and financing transactions in both Tritium and Tritium Holdings from 2012 to 2022 for aggregate consideration of approximately $16.1 million, (iii) 22,035,281 Ordinary Shares acquired by GGC International Holdings LLC in various historical investment and financing transactions in Tritium Holdings from 2018 to 2021 for aggregate consideration of approximately $51.6 million, (iv) 12,937,543 Ordinary Shares acquired by Ilwella Pty Ltd in various historical investment and financing transactions in both Tritium and Tritium Holdings from 2017 to 2022 for aggregate consideration of approximately $22.8 million, (v) 6,065,766 Ordinary Shares acquired by Finnmax Pty Ltd in various historical investment and financing transactions in Tritium Holdings from 2010 to 2018 for aggregate consideration of approximately $0.7 million, (vi) 2,500,000 Ordinary Shares acquired by Palantir in 2022 in connection with the amended and restated Subscription Agreement (the “A&R Subscription Agreement”), dated January 31, 2022, by and among us, DCRN and Palantir, for aggregate consideration of approximately $15.0 million, (vii) 1,088,782 Ordinary Shares acquired by Jane Hunter, our Chief Executive Officer and director, in a combination of investment transactions and stock-based compensation issued or expected to be issued from 2020 to 2022 for aggregate consideration of approximately $2.0 million, (viii) 491,799 Ordinary Shares acquired by Michael Hipwood, our Chief Financial Officer, in investment transactions in 2020 for aggregate consideration of approximately $1.1 million, and (ix) 36,325 Ordinary Shares acquired by Dr. David Finn, our Chief Vision Officer and director, as stock-based compensation expected to be issued from in 2022 for no monetary consideration. For the purposes of this paragraph, where historical consideration was originally conveyed in Australian dollars, amounts have been converted to U.S. dollars using prevailing exchange rates at the time the transaction occurred. The following table provides the number of Ordinary Shares offered hereby by each Selling Securityholder as well as the (i) historical total amount paid, (ii) the historical weighted-average price paid per Ordinary Share and (iii) the potential profit earned by each Selling Securityholder:

Selling Securityholder	Number of Ordinary Shares Offered for Resale (1)(2)	Historical Total Amount Paid for Ordinary Shares ($ in millions) (3)		Historical Weighted- Average Price Paid Per Ordinary Share ($) (3)	Potential Profit Based on Current Trading Price ($ in millions) (4)
Decarbonization Plus Acquisition Sponsor II LLC	15,564,378	32.1		2.06	5.1
Dr. Jennifer Aaker	73,267	0.0	(5)	0.68	0.1
Jane Kearns	56,102	0.0	(5)	0.89	0.1
Jim McDermott	439,603	0.3		0.68	0.8
Jeffrey Tepper	50,433	0.0	(5)	0.99	0.1
Entities affiliated with St Baker Energy Holdings Pty Ltd	34,010,820	45.4		1.33	35.9
Varley Holdings Pty Ltd	23,009,066	16.1		0.70	38.9
GGC International Holdings LLC	22,035,281	51.6		2.34	1.1
Ilwella Pty Ltd	12,937,543	22.8		1.77	8.1
Palantir Technologies Inc.	2,500,000	15.0		6.00	—
Finnmax Pty Ltd	6,065,766	0.7		0.11	13.8
Jane Hunter	1,088,782	2.0		1.79	0.7
Michael Hipwood	491,799	1.1		2.14	0.1
Dr. David Finn	36,325	—	(6)	—	0.1

(1)	Represents the number of shares registered for resale by each holder as of August 30, 2022.

(2)	Assumes the exercise of all outstanding Warrants held by DCRN Sponsor or DCRN’s previous independent directors for cash.
(3)

For the purposes of this table, where historical consideration was originally conveyed in Australian dollars, amounts have been converted to U.S. dollars using prevailing exchange rates at the time the transaction occurred.

(4)

Potential profit is calculated assuming the sale of all Ordinary Shares offered by this prospectus by each respective Selling Securityholder and is based on the last reported sale price on October 12, 2022 of our Ordinary Shares on Nasdaq of $2.39 per share.

(5)	Reflects total dollar amount paid of $49,901 by each of Dr. Aaker, Ms. Kearns and Mr. Tepper, which appears as $0.0 million in the above table due to rounding.
(6)	Reflects Ordinary Shares acquired by Dr. Finn as stock-based compensation for no monetary consideration.

Based on the last reported sale price of our Ordinary Shares on October 12, 2022 of $2.39 per share, many of the Selling Securityholders named in this prospectus would realize significant profits on the sale of their holdings as compared to the initial consideration paid for such holdings, as detailed above.

Additionally, the 241,147 Warrants registered hereby for resale, all of which are held by certain previous independent directors of DCRN, were originally purchased as DCRN warrants by such holders in connection with a private placement concurrent with DCRN’s initial public offering at a price of $1.50 per whole Warrant, which were later assumed by us in connection with the Business Combination. Each whole Warrant is exercisable for one Ordinary Share at a price of $6.90, and may also be exercised on a cashless basis in accordance with the terms of our Amended and Restated Warrant Agreement.

Given the relatively lower purchase prices that some of our shareholders paid to acquire Ordinary Shares compared to the current trading price of our Ordinary Shares, these shareholders, some of whom are our Selling Securityholders, in some instances will earn a positive rate of return on their investment, which may be a significant positive rate of return, depending on the market price of our Ordinary Shares at the time that such shareholders choose to sell their Ordinary Shares. Investors who purchase our Ordinary Shares in the open market following the Business Combination may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices and the current trading price. Additionally, even though our Ordinary Shares may be trading at a price below the trading price of DCRN’s common stock prior to the Business Combination, DCRN Sponsor and other affiliates may still be incentivized to sell their shares due to the relatively lower price they paid to acquire such shares.

Concentration of ownership among our existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and their affiliates hold approximately 27.2% of the outstanding Ordinary Shares as of October 12, 2022. As a result, these shareholders are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of our constitution and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

There is no guarantee that our Warrants will continue to be in the money, and they may expire worthless.

As of the date of this prospectus, the exercise price for our Warrants is $6.90 per Ordinary Share. As of October 12, 2022, the sale price of our Ordinary Shares was $2.39 per share. If the price of our Ordinary Shares remains below $6.90 per share, the exercise price of our Warrants, warrant holders will be unlikely to cash exercise their Warrants resulting in little or no cash proceeds to us. There is no guarantee that our Warrants will be in the money and prior to their expiration, and as such, our Warrants may expire worthless.

We may amend the terms of our Warrants in a manner that may be adverse to holders of our Warrants with the approval by the holders of at least 50% of the then-outstanding Public Warrants (as defined below) (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants (as defined below), voting as separate classes). As a result, the exercise price of our Warrants could be increased, the exercise period could be shortened and the number of our Ordinary Shares purchasable upon exercise of a Warrant could be decreased, all without a holder’s approval.

The warrants to purchase DCRN Class A Common Stock sold to the public in DCRN’s initial public offering (the “DCRN Public Warrants”) (the “DCRN IPO”), and the warrants to purchase DCRN Class A Common Stock issued to Decarbonization Plus Acquisition Sponsor II LLC, a Delaware limited liability company (“DCRN Sponsor”) and certain of DCRN’s independent directors in a private placement (the “DCRN Private Placement Warrants”) were issued in registered form under a warrant agreement. Such warrant agreement was amended and restate in connection with the consummation of the Business Combination to the A&R Warrant Agreement and all warrants converted into warrants to purchase an equal number of our Ordinary Shares (as converted, such DCRN Public Warrants being referred to as “Public Warrants,” such DCRN Private Placement Warrants being referred to as “Private Placement Warrants” and collectively referred to as the “DCRN Warrants”). The Amended & Restated Warrant Agreement, dated January 13, 2022, by and between the Company, Computershare Inc. and Computershare Trust Company (the “A&R Warrant Agreement”) provides that the terms of our Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding Public Warrants to make any other modifications or amendments, including any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of our Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding Public Warrants (or, in the case of an amendment that adversely affects the Public Warrants in a different manner than the Private Placement Warrants or vice versa, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) approve of such amendment. Although our ability to amend the terms of our Warrants with the consent of at least 50% of the then-outstanding Public Warrants (or, if applicable, 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes) is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of the Ordinary Shares purchasable upon exercise of a Warrant.

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to Warrant holders, thereby making such Warrants worthless.

Under the A&R Warrant Agreement, as adjusted in accordance with the terms of the agreement, we have the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the last reported sales price of our Ordinary Shares equals or exceeds $10.80 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force you (a) to exercise your Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (b) to sell your Warrants at the then-current market price when you might otherwise wish to hold your Warrants or (c) to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of your Warrants.

The A&R Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.

The A&R Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the A&R Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants shall be deemed to have notice of and to have consented to the forum provisions in the A&R Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the A&R Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

This choice-of-forum provision may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Additionally, Warrant holders who do bring a claim in the courts of the State of New York or the United States District Court for the Southern District of New York could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York. Alternatively, if a court were to find this provision of A&R Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Notwithstanding the foregoing, these provisions of the A&R Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Ordinary Shares adversely, the price and trading volume of our Ordinary Shares could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We are a holding company. Our sole material assets are our cash and equity interest in Tritium Holdings and its other direct and indirect subsidiaries and we are accordingly dependent upon distributions from such subsidiaries to pay taxes and cover our corporate and other overhead expenses.

Our sole material assets are cash and our equity interest in Tritium Holdings and its other direct and indirect subsidiaries. We have no independent means of generating revenue. To the extent any subsidiary has available cash, we intend to cause the subsidiary to make non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and a subsidiary is restricted from making such distributions or payment under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

The price at which our Ordinary Shares and Warrants are quoted on Nasdaq may increase or decrease due to a number of factors, which may negatively affect the price of our Ordinary Shares and Warrants.

The price at which our Ordinary Shares and Warrants are quoted on Nasdaq may increase or decrease due to a number of factors. These factors may cause our Ordinary Shares and Warrants to trade at prices above or below the price at which our Ordinary Shares and Warrants are being offered under this document. There is no assurance that the price of our Ordinary Shares and Warrants will increase following the quotation of our Ordinary Shares and Warrants on Nasdaq, even if our operations and financial performance improve. Some of the factors, which may affect the price of our Ordinary Shares and Warrants include:

•	fluctuations in the domestic and international market for listed stocks;

•	general economic conditions, including interest rates, inflation rates, exchange rates, commodity and oil prices;

•	changes to government fiscal, monetary or regulatory policies, legislation or regulation;

•	inclusion in or removal from market indices;

•	changes to government fiscal, monetary or regulatory policy, legislation or regulation;

•	acquisition and dilution;

•	pandemic risk;

•	the nature of the markets in which we operate; and

•	general operational and business risks.

Other factors, which may negatively affect investor sentiment and influence us, specifically, or the stock market more generally, include acts of terrorism, an outbreak of international hostilities or tensions, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other man-made or natural events. We have a limited ability to insure against some of the risks mentioned above.

In the future, we may need to raise funds, which may result in the dilution of our shareholders, and such funds may not be available on favorable terms or at all.

We may need to raise additional capital in the future and may elect to issue shares (including through our committed equity facility with B. Riley Principal Capital II or pursuant to incentive arrangements) or engage in fundraising activities for a variety of reasons, including funding acquisitions or growth initiatives. We will be subject to the constraints of the Listing Rules of Nasdaq regarding the percentage of capital that we are able to issue within a 12-month period (other than where exceptions apply). Our shareholders may be diluted as a result of such issuances of our Ordinary Shares and fundraisings. Additionally, our Financing Warrants contain certain guaranteed value and anti-dilution protections that may result in the Financing Warrants being exercisable for more than the number of Ordinary Shares currently underlying the Financing Warrants. Our shareholders may be diluted if these guaranteed value or anti-dilution protections are invoked.

Additionally, we may raise additional funds through the issuance of debt securities or through obtaining credit from government or financial institutions. We cannot be certain that additional funds will be available on favorable terms when required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or through loan arrangements, the terms of such securities or loans could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms.

There is no guarantee that we will pay dividends or make other distributions in the future. If we are able to pay dividends, there is no guarantee that we will be able to offer fully franked dividends.

Our ability to pay dividends or make other distributions in the future is contingent on profits and certain other factors, including the capital and operational expenditure requirements of the business. Under the Corporations Act, a dividend may only be paid if our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, the payment of the dividend is fair and reasonable to our shareholders as a whole and the payment of the dividend does not materially prejudice our ability to pay our creditors. Therefore, there is no assurance that dividends will be paid. Moreover, to the extent that we pay any dividends, our ability to offer fully franked dividends is contingent on making taxable profits. Our taxable profits may be difficult to predict, making the payment of franked dividends unpredictable. A component of Australia’s corporate tax system is dividend imputation, whereby some or all of the tax paid by a company may be attributed, or imputed, to the shareholders by way of a tax credit (known as a franking credit) to reduce income tax payable on that dividend income. A dividend that is “fully franked” carries a franking credit equivalent to the tax paid by the company on those profits distributed to Australian shareholders. A fully franked dividend distributed to non-Australian shareholders is not subject to Australian dividend withholding tax. The value of franking credits to a shareholder will differ depending on the shareholder’s particular tax circumstances. Our shareholders should also be aware that the ability to use franking credits, either as a tax offset or to claim a refund after the end of the income year, will depend on the individual tax position of each shareholder. See the section entitled “Material Australian Tax Considerations” for more information regarding the Australian tax consequences of our future dividends.

Events outside our control may have a material adverse effect on our supply chain, the demand for our applications and our ability to conduct business.

Events may occur within or outside Australia that negatively impact global, Australian or other local economies relevant to our financial performance, operations and/or the price of our Ordinary Shares. These events include but are not limited to an increase of the impact of COVID-19, new pandemics, acts of terrorism, an outbreak of international hostilities, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or man-made events or occurrences that may have a material adverse effect on our supply chain, the demand for our applications and our ability to conduct business.

We may be required in the future to raise additional capital through public or private financing or other arrangements. If we are unable to raise such capital when needed, or on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

We may be required in the future to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and a failure to raise capital when needed could harm our business. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

The majority of our directors and executive officers are non-residents of the United States and as a result, it may not be possible for investors to enforce civil liabilities against those directors and executive officers.

The majority of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Australia in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States. In Australia, civil liability of directors and officers is dealt with by both common law and by various statutes, including the Corporations Act and the Civil Liability Act 2003 (Qld).

Our constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be deemed beneficial to our shareholders.

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders, including provisions that:

•	specify that general meetings of our shareholders can be called only by our board of directors or otherwise by shareholders in accordance with the Corporations Act;

•

allow the directors to appoint a person either as an additional director or as a director to fill a casual vacancy (i.e., a vacancy, which arises due to a person ceasing to be a director of a company prior to the general meeting of the company); and

•	allow the activities of the company to be managed by, or under the direction of, the directors.

Provisions of the laws of Australia may also have the effect of delaying or preventing a change of control or changes in our management. For example, the Corporations Act includes provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent;

•	permit shareholders to requisition a general meeting only if shareholders with at least 5% voting power request the meeting; and

•	require the approval of shareholders with at least 75% voting power to amend the provisions of our constitution.

In addition, because we are a public limited company organized under the laws of Australia and have more than 50 registered members, we are subject to Australia’s takeovers laws. Australia’s Takeovers Panel is a peer review body that operates as the primary forum for the resolution of takeover disputes in Australia. The Australian Securities and Investments Commission (the “ASIC”) is the main body responsible for regulating and enforcing Australia’s takeovers laws, and has the power to refer matters to the Takeovers Panel. Australia’s takeovers laws regulate both Australian entities listed on a prescribed financial market operated in Australia and Australian companies that have more than 50 registered members. For so long as we meet this criteria, we will be subject to the rules and restrictions applying under Australia’s takeovers laws in respect of the manner in which we respond or react to any takeover bid or other corporate control transaction, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be limited; and (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals or entering into arrangements that may grant options or rights in respect of our shares or assets.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and may, file less or different information with the SEC than a company incorporated in the United States or otherwise not filing as a “foreign private issuer,” and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not be required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. Although we currently prepare our financial statements in accordance with U.S. GAAP, we are not required to do so, or to reconcile to U.S. GAAP, if we instead elect to prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Further, under Australian law, we prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. We currently intend to publish our results on a semi-annual and an annual basis assuming we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and qualify as a “foreign private issuer” at the time of publication. We intend to publicly (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish semi-annual financial statements on Form 6-K to the SEC. We are also not required to comply with Regulation Fair Disclosure, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Accordingly, holders of our securities may receive less extensive, less timely, more infrequent or different information about our company than may be available about a U.S. domestic public company.

In addition, as a “foreign private issuer” whose shares are listed on Nasdaq, we are permitted, subject to certain exceptions, to follow certain home country rules in lieu of certain Nasdaq listing requirements, which we intend to take advantage of. A foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply, followed by a description of its applicable home country practice. We have the option to rely on available exemptions under Nasdaq’s Listing Rules that would allow us to follow our home country practice, including, among other things, the ability to opt out of (i) the requirement that our board of directors be comprised of a majority independent directors, (ii) the requirement that our independent directors meet regularly in executive sessions and (iii) the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Our board of directors is comprised of a majority of independent directors. See “Description of Securities—Certain Disclosure Obligations” and “Management” for additional information.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

General Risk Factors

The JOBS Act permits EGCs like us to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs.

We qualify as an EGC. As such, we expect to take advantage of certain exemptions from various reporting requirements applicable to public companies that are not EGCs, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our shareholders may not have access to certain information they deem important. We will remain an EGC until the earliest of (a) the last day of the fiscal year (i) following February 8, 2026, the fifth anniversary of DCRN’s initial public offering, (ii) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares and Warrants that are held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

In addition, Section 107 of the JOBS Act provides that an EGC may take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an EGC. An EGC can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company may elect to opt out of the extended transition period and comply with the requirements that apply to non-EGCs, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an EGC, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an EGC nor an EGC, which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We cannot predict if investors will find our Ordinary Shares and Warrants less attractive because we will rely on these exemptions. If some investors find our Ordinary Shares and Warrants less attractive as a result, there may be a less active trading market for our Ordinary Shares and Warrants, and their stock price may be more volatile.

Significant inflation could adversely affect our business and financial results.

Although historically our operations have not been materially affected by inflation and we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs, the rate of current inflation and resulting pressures on our costs and pricing could adversely impact our business and financial results. Inflation can adversely affect us by increasing our operating costs, including our materials, freight and labor costs, which are already under pressure due to supply chain constraints and the continuing effects of the COVID-19 pandemic. Financing pressures from inflation can have a negative impact on customers’ willingness to purchase our products in the same volumes and at the same rates as previously anticipated. In a highly inflationary environment, we may be unable to raise the sales prices of our products at or above the rate of inflation, which could reduce our profit margins having a material adverse effect on our financial performance.

The United Kingdom’s exit from the European Union may adversely impact our business, prospects, financial condition and results of operations.

The United Kingdom withdrew from the European Union (“Brexit”) on January 31, 2020, subject to a transitional/implementation period, which ended on December 31, 2020. On December 24, 2020, the United Kingdom announced that it had reached agreement on a draft EU-UK Trade and Cooperation Agreement (“TCA”) covering trade in goods and in services, digital trade, intellectual property, public procurement aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in the European Union programs. The UK Parliament ratified the United Kingdom’s entry into, and implementation of, the TCA on December 30, 2020 pursuant to the EU (Future Relationship) Act 2020. The impact of Brexit on the economic outlook of the Eurozone and the United Kingdom, and associated global implications, remain uncertain. As a result of the legal, political and economic uncertainty surrounding Brexit, we may experience reductions in business activity, increased delivery times, increased funding costs, increased operating costs due to trade tariffs, increased trade compliance burden and costs to capture, administer and record all item and part origins for customs authorities, differing standards in the United Kingdom and the European Union, and the need to acquire new certifications, which could have a material adverse effect on our business, financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views, as applicable, with respect to, among other things, our respective capital resources, portfolio performance and results of operations. Likewise, all statements regarding anticipated growth in our operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this prospectus reflect our current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause its actual results to differ significantly from those expressed in any forward-looking statement. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•

our ability to realize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to manage growth profitability following the Business Combination;

•	risks related to the rollout of our business and expansion strategy;

•	consumer failure to accept and adopt EVs;

•	overall demand for EV charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated;

•	the possibility that our technology and products could have undetected defects or errors;

•	our ability to manage growth;

•	our ability to obtain and maintain financing arrangements on attractive terms;

•	our estimates of expenses, ongoing losses, future revenue, capital requirements and needs for or ability to obtain additional financing;

•	the effects of the COVID-19 pandemic or other adverse public health developments on our business;

•	the effects of competition on our future business;

•	the volatility of currency exchange rates;

•

the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, accounting guidance and similar matters in regions in which we operate or will operate in the future;

•	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination;

•

inability to remediate material weaknesses in internal control over financial reporting and failure to maintain an effective system of internal controls, and the inability to accurately or timely report our financial condition or results of operations;

•

failure to maintain an effective system of internal control over financial reporting, and loss of securityholder confidence in our financial and other public reporting from the inability to accurately report our financial results or prevent fraud;

•	changes in personnel and availability of qualified personnel;

•	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

•	potential write-downs, write-offs, restructuring and impairment or other charges required to be taken by us subsequent to the Business Combination;

•	higher costs as a result of being a public company;

•	general economic uncertainty;

•	the ability to maintain the listing of our securities on Nasdaq;

•	the limited experience of certain members of our management team in operating a public company in the United States; and

•	the volatility of the market price and liquidity of our securities.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. For a further discussion of these and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statement, please see the section entitled “Risk Factors.” You should not place undue reliance on any forward-looking statements, which are based only on information currently available to us (or to third parties making the forward-looking statements).

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of Ordinary Shares and Warrants. This discussion applies only to Ordinary Shares and Warrants, as the case may be, that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Ordinary Shares and Warrants. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. Tritium has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	regulated investment companies and real estate investment trusts;

•	brokers, dealers or traders in securities;

•	traders in securities that elect to mark to market interested party transactions that require shareholder approval;

•	tax-exempt organizations or governmental organizations;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons holding Ordinary Shares and/or Warrants, as the case may be, as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares and/or Warrants, as the case may be, being taken into account in an applicable financial statement;

•	persons that actually or constructively own 5% or more (by vote or value) of the Ordinary Shares;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

•	U.S. Holders having a functional currency other than the U.S. dollar;

•	persons who hold or received Ordinary Shares and/or Warrants, as the case may be, pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares and/or Warrants, as the case may be, that is for U.S. federal income tax purposes:

•	in individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares and/or Warrants, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES AND WARRANTS WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES AND WARRANTS.

U.S. Holders

Distributions on Ordinary Shares

If Tritium makes distributions of cash or property on the Ordinary Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because Tritium does not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “—Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

•

either (a) the Ordinary Shares are readily tradable on an established securities market in the United States, or (b) Tritium is eligible for the benefits of the Convention between the Government of the United States of America and the Government of the Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”);

•

Tritium is neither a PFIC (as discussed below under “—Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder for Tritium in any taxable year in which the dividend is paid or the preceding taxable year;

•	the U.S. Holder satisfies certain holding period requirements; and

•	and certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares. Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants

Subject to the discussion below under “ —Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares and/or Warrants, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares and/or Warrants for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Exercise or Lapse of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant received therefore and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder that has otherwise received no proceeds with respect to such Warrant generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. A cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s basis in the Ordinary Shares received would equal the U.S. Holder’s basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized in the manner set forth above under “ —Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants.” In such event, a U.S. Holder could be deemed to have surrendered Warrants equal to the number of Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount generally equal to the difference between (i) the fair market value of the Warrants deemed surrendered and (ii) the U.S. Holder’s tax basis in such Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the sum of (i) U.S. Holder’s tax basis in the Warrants deemed exercised and (ii) the exercise price of such Warrants. A U.S. Holder’s holding period for the Ordinary Shares received in such case generally would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of Warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise of Warrants.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed under “Description of Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Tritium if, for example, the adjustment increases the holder’s proportionate interest in Tritium’s assets or earnings and profits (for instance, through an increase in the number of Ordinary Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property such as other securities to the holders of the Ordinary Shares which is taxable to the holders of such shares as described under “ —Distributions on Ordinary Shares” above. Such constructive distribution would generally be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from Tritium equal to the fair market value of such increased interest. However, it is unclear whether a distribution treated as a dividend deemed paid to a non-corporate U.S. Holder would be eligible for the lower applicable long-term capital gains rates as described above under “ —Distributions on Ordinary Shares.”

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above, if Tritium is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, Tritium will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which Tritium owns, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of the income, assets and operations of Tritium and its subsidiaries, Tritium does not believe it will be treated as a PFIC for the current taxable year.

However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our income or asset may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, whether we are treated as a PFIC for U.S. federal income tax purposes is determined annually after the close of each taxable year and, thus, is subject to significant uncertainty. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Accordingly, there can be no assurances that we will not be treated as a PFIC for the current taxable year or in any future taxable year.

Under the PFIC rules, if Tritium were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares or Warrants, Tritium would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Ordinary Shares or Warrants at their fair market value on the last day of the last taxable year in which Tritium is classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Ordinary Shares or Warrants with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Tritium subsequently becomes a PFIC.

For each taxable year that Tritium is treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares or Warrants, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Ordinary Shares or Warrants (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain (including gain on a sale of disposition of Warrants) will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Warrants;

•

the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which Tritium is a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares or Warrants cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares or Warrants as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which Tritium may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that Tritium does not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of Tritium’s subsidiaries.

If Tritium is a PFIC, a U.S. Holder of Ordinary Shares (but not Warrants) may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Ordinary Shares only if Tritium provides U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because Tritium does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Ordinary Shares and a QEF election is not available with respect to Warrants.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Ordinary Shares to elect out of the Excess Distribution Rules discussed above if Tritium is treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder will include in income for each year that Tritium is treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions Tritium makes would generally be subject to the rules discussed above under “ —Distributions on Ordinary

Shares,” except the lower rates applicable to qualified dividend income would not apply. U.S. Holders of Warrants may not be able to make a mark-to-market election with respect to their Warrants.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares, which are listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for Tritium.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which Tritium is a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if Tritium is a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of Ordinary Shares and Warrants. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares or Warrants that is not a U.S. Holder, including:

•	a nonresident alien individual, other than certain former citizens and residents of the United States;

•	a foreign corporation; or

•	a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares and Warrants to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares and/or Warrants generally will not be subject to U.S. federal income taxation unless:

•

the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•

in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. Holder, as described under “—U.S. Holders-Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise or lapse results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of Ordinary Shares and Warrants.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of Ordinary Shares, and the proceeds received on sale or other taxable the disposition of Ordinary Shares or Warrants effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares or Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s Ordinary Shares or Warrants, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to Ordinary Shares and proceeds from the sale of other disposition of Ordinary Shares or Warrants received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

MATERIAL AUSTRALIAN TAX CONSIDERATIONS

This section below provides a general summary of the Australian tax considerations generally applicable to Australian resident and non-Australian resident shareholders of Tritium with respect to the ownership and disposition of Tritium Ordinary Shares.

The comments in this section deal only with the Australian taxation implications of the ownership and disposition of Tritium Ordinary Shares if you hold your Tritium Ordinary Shares as investments on capital account.

These comments do not apply to you if you:

•	hold your securities as revenue assets or trading stock (which will generally be the case if you are a bank, insurance company or carry on a business of share trading); or

•	are assessed on gains and losses on the securities under the taxation of financial arrangements “TOFA“ provisions in Division 230 of the Income Tax Assessment Act 1997.

The Australian taxation implications of holding and disposing of shares in Tritium will vary depending upon your particular circumstances. Accordingly, it should not be relied upon as taxation advice and you should seek and rely upon your own professional advice before concluding on the particular taxation treatment that will apply to you. Furthermore, the discussion below is based upon the Australian income tax laws, applicable case law, regulations and published rulings, determinations and statement of administrative practice of the Australian Taxation Office as at the date of this filing. During the period of ownership of the Tritium Ordinary Shares by Tritium Shareholders, the taxation laws of Australia, or their interpretation, may change (possibly with retroactive effect).

Tritium, Tritium Australia and Tritium Holdings and their officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences, or in respect of the taxation consequences.

This taxation summary is necessarily general in nature and is not exhaustive of all Australian tax consequences that could apply in all circumstances for Tritium shareholders. It is strongly recommended that each Tritium shareholder seek their own independent professional tax advice applicable to their particular circumstances.

This summary does not constitute financial product advice as defined in the Corporations Act. This summary is confined to certain taxation matters, based on the relevant Australian tax laws in force, established interpretations of that law and understanding of the practice of the relevant tax authority at the date of this summary. This summary does not take into account the tax laws of countries other than Australia.

Australian Resident Shareholders

This section applies to Tritium shareholders who are residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in respect of dividends on Tritium Ordinary Shares

Dividends paid by Tritium on a share should constitute assessable income of an Australian tax resident shareholder. Australia has a franking system wherein dividends can be franked and the shareholder receives a franking credit which effectively represents the corporate tax paid by the company. Dividends can be “fully franked”, “partially franked” or “unfranked” and the maximum franking credit is calculated at the corporate tax rate (currently 30%).

Australian Resident Individuals and Complying Superannuation Entities

Australian tax resident shareholders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments in relation to “Qualified Persons” below, such shareholders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual shareholder will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Corporate Shareholders

Corporate Tritium shareholders are also required to include both the dividend and the associated franking credits (if any) in their assessable income.

Subject to the comments in relation to “Qualified Persons” below, corporate Tritium shareholders should be entitled to a tax offset up to the amount of the franking credit attached to the dividend.

An Australian resident corporate Tritium shareholder should be entitled to a credit in its own franking account to the extent of the franking credits attached to the dividend received. This will allow the corporate Tritium shareholder to pass on the franking credits to its investor(s) on the subsequent payment of franked dividends.

Excess franking credits received by corporate Tritium shareholders will not give rise to a refund entitlement for a company but can be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.

Trusts and Partnerships

Australian tax resident Tritium shareholders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, an Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate in the relevant year of income, or the relevant partner in the partnership (as the case may be), may be entitled to a tax offset by reference to the beneficiary’s or partner’s share of the net income of the trust or partnership.

To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. An Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate (and not acting in a capacity as trustee) in the relevant year of income, or the relevant partner in the partnership, will generally be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).

Additional or alternative considerations may be relevant in relation to shareholders that are trustees of specific categories of trusts under Australian tax law (such as managed investment trusts, AMITs, or public trading trusts). The precise tax consequences for a trustee shareholder are a complex tax issue which requires analysis based on each shareholder’s individual circumstances and the terms of the relevant trust deed. Tritium shareholders should obtain their own tax advice to determine these matters.

Qualified Persons

The benefit of franking credits can be denied where a Tritium shareholder is not a “qualified person” in which case the Tritium Shareholder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.

Broadly, to be a qualified person, a Tritium shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a Tritium shareholder to hold the shares “at risk” for at least 45 days continuously during the qualification period—starting from the day after acquisition of the shares and ending 45 days after the shares become ex-dividend where there is no relevant “related payment”—in order to qualify for franking benefits.

This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed A$5,000.

Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Tritium shareholders should obtain their own tax advice to determine if these requirements have been satisfied.

Capital Gains Tax (“CGT”) Implications

Disposal of Shares

For Australian tax resident Tritium shareholders, who hold their Tritium Ordinary Shares on capital account, the future disposal of Tritium Ordinary Shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Tritium Ordinary Shares are disposed of. Tritium shareholders will derive a capital gain on the disposal of their shares in Tritium to the extent that the capital proceeds exceed the cost base of their Tritium Ordinary Shares.

A capital loss will be made where the capital proceeds are less than the reduced cost base of their Tritium Ordinary Shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should be equal to any consideration received by the Tritium shareholder in respect to the disposal of their Tritium Ordinary Shares.

Cost base of Tritium Ordinary Shares

The cost base of a Tritium ordinary share will generally be equal to the cost of acquiring the Tritium ordinary share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees). However, to the extent that a roll-over was obtained in relation to the acquisition of the Tritium Ordinary Shares under the Australian scrip for scrip rules, the cost base should be equal to the inherited cost base of the pre-existing shares (i.e. the original interests).

CGT Discount

The CGT discount may apply to Tritium shareholders that are Australian tax resident individuals, complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Tritium Ordinary

Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Tritium Ordinary Shares.

The impact of the scrip for scrip rollover provisions on the holding period should be considered at an individual shareholder level. However, it is expected that the acquisition date of the Tritium Ordinary Shares for the purposes of the CGT discount should be the acquisition date of the Tritium shareholder’s pre-existing shares.

The CGT discount is:

•	one-half if the Tritium shareholder is an individual or trustee: meaning only 50% of the capital gain will be included in the shareholder’s assessable income; and

•	one-third if the Tritium shareholder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the shareholder’s assessable income.

The CGT discount is not available to Tritium shareholders that are companies.

If a Tritium shareholder makes a discounted capital gain, any current year and/or carried forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount is then included in the Tritium shareholder’s net capital gain for the income year and included in its assessable income.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

Non-Australian Resident Shareholders

This section applies to Tritium shareholders who are not residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in Respect of Dividends on Tritium Ordinary Shares

Non-Australian resident Tritium shareholders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Tritium dividends.

Franked Dividends

As outlined above, Australia has a franking system wherein dividends can be franked and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. Tritium). Dividends can be “fully franked”, “partially franked” or “unfranked”.

Dividends received by non-Australian resident Tritium shareholders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend if fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

Dividends Attributable to Conduit Foreign Income

Non-Australian resident Tritium shareholders should not be subject to Australian dividend withholding tax where Tritium pays an unfranked dividend out of income which Tritium has declared to be conduit foreign income (“CFI”). Generally, CFI would include amounts received by Tritium that are attributable to dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.

Unfranked Dividends

Non-Australian resident Tritium shareholders should generally be subject to Australian dividend withholding tax to the extent of the unfranked component of any dividends received that are not declared to be CFI. Australian dividend withholding tax is imposed at a flat rate of 30% on the amount of the dividend that is unfranked unless the Tritium shareholder is a tax resident of a country that has a double tax treaty (“DTT”) with Australia. In the event the Tritium shareholder is otherwise able to rely on the DTT, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.

CGT Implications

Non-Australian resident Tritium shareholders who do not have a permanent establishment in Australia should not be subject to Australian CGT.

General Australian Tax Matters

This section applies to both Australian resident and non-Australian resident Tritium shareholders.

GST

The acquisition or disposal of Tritium Ordinary Shares by a shareholder (who is registered or required to be registered for GST) will be classified as a “financial supply” for Australian GST purposes. Accordingly, Australian GST will not be payable in respect of amounts paid for the acquisition or disposal of Tritium Ordinary Shares.

No GST should be payable in respect of dividends paid to Tritium shareholders.

Subject to certain requirements, there may be a restriction on the entitlement of Tritium shareholders registered for GST to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Tritium Ordinary Shares (e.g. lawyer’s and accountants’ fees).

Stamp Duty

No stamp duty should be payable on the acquisition of Tritium Ordinary Shares.

USE OF PROCEEDS

We will receive up to $64.0 million from the exercise of the Warrants, assuming the exercise in full of all of the Warrants for cash, based on 9,268,131 Warrants outstanding as of October 12, 2022. If the Warrants are exercised pursuant to a cashless exercise feature, we will not receive any cash from these exercises. Subsequent to the Business Combination, we received approximately $26.6 million in proceeds from the cash exercise by public warrant holders of 3,851,045 Warrants. As of October 12, 2022, the last reported sale price of our Ordinary Shares was $2.39 per share. If the price of our Ordinary Shares remains below $6.90 per share, the exercise price of our Warrants, warrant holders will be unlikely to cash exercise their Warrants resulting in little or no cash proceeds to us. Additionally, subsequent to the Business Combination, 538,563 Warrants were exercised on a “cashless” basis by public warrant holders and 8,125,520 Warrants were exercised on a “cashless” basis by DCRN Sponsor and certain of DCRN’s previous independent directors. We expect to use the net proceeds from the exercise of the Warrants, if any, for general corporate purposes. Our management will have broad discretion over the use of proceeds from the exercise of the Warrants.

The Selling Securityholders will receive all of the net proceeds from the sale of any Ordinary Shares or Warrants offered by them under this prospectus.

We will bear all costs, expenses and fees in connection with the registration of the Ordinary Shares and Warrants offered by the Selling Securityholders pursuant to this prospectus, whereas the Selling Securityholders will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our Ordinary Shares. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our Ordinary Shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

BUSINESS

We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles (“EVs”). Our technology is engineered to be easy to install, own and use, and our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. As of August 31, 2022, we have sold more than 7,800 DC fast chargers and have provided high-power charging sessions across 42 countries.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, the Biden Administration has pledged to fund the installation of 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new cars sold to be EVs by 2030. In the coming years, we believe EVs will cost less than internal combustion engine (“ICE”) vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that price parity between EVs and ICE vehicles in Europe can be achieved by 2026, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that zero emission vehicles, such as EVs, are expected to increase from 4% of new cars sold in 2020 to 75% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and will increase to $182 billion by 2040. We believe we are at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

For the fiscal years ended June 30, 2022, 2021 and 2020, we had revenues of $85.8 million, $56.2 million and $47.0 million, respectively, and incurred total comprehensive losses of $120.2 million, $63.2 million and $35.0 million, respectively. Additionally, for the fiscal years ended June 30, 2022, 2021 and 2020, we had sales orders of $203 million, $61 million and $76 million, respectively, and we had sales order backlog at June 30, 2022, 2021 and 2020 of $149 million, $31 million and $26 million, respectively.

Our DC Fast Charging

DC fast chargers have certain advantages over alternating current (“AC”) chargers. Compared to DC charging, AC charging is generally slower. Because DC fast chargers are generally faster than AC chargers, they tend to reduce charging time and may contribute to reduced range anxiety for EV drivers. For example, a typical AC charger may take approximately 91 minutes and 47 minutes at 3.7 kW and 7.7 kW, respectively, to add 20 miles of range to a battery-powered EV (“BEV”). Most BEVs are limited to receiving between seven and 11 kW via onboard AC charging due to space, weight and heat restrictions, resulting in an average time of 47 minutes to add 20 miles of range. Conversely, off-board DC fast charging can deliver more power in less time than AC charging, adding 20 miles of range in approximately seven minutes at 50 kW, or in approximately one minute at 350 kW. Nearly all BEV passenger vehicles are capable of charging at 50 kW DC, with newer models capable of charging at approximately 200 kW DC or more. Due to their efficiency, we believe DC fast chargers will play a critical role in meeting EV energy demand in the future, and driver preferences for fast, convenient charging.

Industry studies estimate that more than 4 million DC fast chargers will be needed by 2040. We believe we are well positioned to help meet this demand because our charging systems are designed to supply charging operators across a full range of customer types, including public network operators, fleets, retail operators, EV manufacturers, fuel retailers, utilities and heavy duty and industrial vehicles.

Differentiated Technology

We focus exclusively on DC fast charging solutions for EVs. This has led to us developing technology solutions differentiated from those of many of our competitors. Our fully liquid-cooled charging technology enables the charging station to achieve an ingress protection (“IP”) 65 rating and be sealed from dirt, dust, salt and other corrosive contaminants, and to operate in a wide range of ambient temperatures and environmental conditions. In contrast, many of our competitors offer air-cooled chargers, which require both a physically larger charging station to accommodate internal space for air circulation, and the use of air filters for dust, moisture and corrosion prevention. These air filters may need to be replaced as frequently as twice a year, with each replacement requiring a site visit to the charging station.

Our technology has been designed with a small and narrow physical footprint to maximize real estate utilization, and with the goal of enabling superior reliability and longevity in the field. The differentiated and patented design can reduce the total cost of ownership up to 37% over ten years of operation compared to air-cooled charging systems. The smaller footprint design allows our chargers to be installed almost anywhere with sufficient grid feed and reduces or eliminates the number of car parking spaces lost to charging stations for site hosts.

Our most recently launched products further differentiate us from many of our competitors. Our retail modular (“RTM”) model charging system, which launched in the fourth calendar quarter of 2020, is built on a modular and scalable technology platform that is designed to allow power conversion modules in the charging stations to be quickly replaced or upgraded. This modularity is designed to allow charging operators to increase or reduce the power capacity of each charging unit depending on the operator’s utilization needs. Our park modular (“PKM”) model charging system, which we launched in December 2021, is built upon the same modular, scalable charging platform as the RTM system, and will also allow the site operator to easily scale the number of charging outlets at a site in a cost-effective manner by relocating rectification from the charging units to a centralized rectification unit. From an internal operations perspective, we believe that the modular and scalable components will improve logistics and customer support across the Tritium organization and will reduce costs by minimizing the number of components required to build and service chargers, simplifying the servicing of chargers in the field and optimizing failure modes. We believe that the modular scalable technology platform will also facilitate faster new product development based on common core building blocks across the product suite and will streamline the compliance and certification processes.

We also develop embedded firmware that operates the charging hardware and interaction with the vehicle, and platform software, which provides user interfaces to manage operators’ charging assets. Eight years of operating history and millions of charging sessions provide insight into driver behavior, charging patterns, grid interaction and the overall performance of our systems. This information is not only used for internal decision making, but we believe access to this data provides a competitive advantage over newcomers to the EV charging industry.

Our embedded firmware and charging technology software has been developed in-house, using both proprietary and industry-wide standards and protocols. Our firmware allows the charger to communicate securely and seamlessly with the vehicle and to ensure safety protocols are met. In 2020, we became the first charging station manufacturer in the world to implement the Plug and Charge (ISO 15118) software standard, enabling charging operators to take payment via the charging cable and eliminating the need for credit cards, RFID cards or smartphone apps.

Vehicle manufacturers need to ensure their EVs operate correctly with public charging infrastructure. To facilitate this, we provide confidential testing facilities at our main site locations in Brisbane, Amsterdam and Los Angeles. Based on these tests, we believe EV manufacturers can ensure compliant charging infrastructure compatibility with their new EVs prior to releasing them to the market.

Our platform software, Pulse and MyTritium, provide charging station operators with a charger and service management platform that details charging history, performance and asset utilization data, as well as a ticketing system for fault management. Our roadmap for software development includes significant enhancements to the platform software, such as new features and functionality, to help increase subscription levels. The software roadmap also includes the launch and ongoing development of new software modules, including advertising, preventative maintenance, diagnostics and fleet utilization optimization.

Leading Expertise

Since selling our first 50 kW charger in 2014, we have developed a talented and experienced engineering team. Dr. David Finn, our Chief Vision Officer, leads the new product engineering team and product development. Dr. Finn co-founded our company over 20 years ago, initially selling power electronics products to the solar racing industry, with eventual technical involvement in specialized projects ranging from electric submarines to cryogenic cooling systems to underground mining vehicles and unmanned aerial vehicles. Dr. Finn holds a Ph.D. in electrical engineering from the University of Queensland, Australia, and is a globally recognized expert in the EV industry. In the coming months, Dr. Finn will transition out of the role of Chief Vision Officer and will continue to serve as a non-executive director of the Company.

Our Chief Executive Officer, Jane Hunter, joined us two years ago from an executive role at Boeing, where she worked for more than seven years, specializing in the commercialization of disruptive technology. Ms. Hunter was the Chief Operating Officer of Boeing’s international Phantom Works division, the rapid prototyping and advanced technology division charged with taking early-stage research through test and prototype to commercialization. She led a portfolio of approximately 12 to 15 disruptive technology projects with a focus on autonomous underwater and aerial systems, including UAV/UUV hardware, the mission systems to drive the vehicles, advanced sensor and data fusion technology, as well as UAV detection systems. Ms. Hunter has been publicly recognized for her achievements in these fields, in particular for her contribution to Boeing’s Airpower Teaming System (also known as the Loyal Wingman), a 38-foot stealth, intelligence, surveillance, reconnaissance, unmanned aerial vehicle.

Other Tritium engineering staff participate regularly in industry working groups and testing symposiums to ensure that we remain at the forefront of emerging EV charging standards, regulations, and innovations.

Leading Edge Rapid Product Development

We have a strong history of rapid and leading-edge product development in the emerging EV charging station design and manufacturing industry. We were an early market participant for 50 kW charging stations (selling its first 50 kW charger in 2014) and secured early contracts to develop and commercialize high power charging equipment with an output of 350 kW, in what was at the time a nascent market. Most recently, we have developed our MSC architecture, and DC bus architecture (patents pending), on which the next generation of our products will be built. We anticipate that these new architectures will enable faster development, simpler compliance and certification approvals and servicing from a common base of core product building blocks and components.

The ability to ensure certification standards are being met during the product development phase will also be expedited by our new testing facility, which we believe, based on facilities available to us for product testing, ranks among the world’s highest power electromagnetic compatibility (“EMC”) test facilities for EV chargers when it opened in November 2021. EMC testing is required for electronic products to be sold to the public, ensuring they do not emit levels of electromagnetic energy that cause interference to other devices in the vicinity, and there are very few global test and certification agencies that can test 350 kW charging products. Our EMC test facility also houses a full range of advanced testing equipment such as thermal and environmental test chambers, ingress and impact testing, and glow-wire test facilities. We believe this new facility will ultimately allow us to develop and bring certified and self-certified products to market more quickly.

Principal Markets in Which the Company Competes

Most DC charging providers are limited to a single geographic business region due to varying compliance standards. We sell a range of products that meet the standards in most countries in North America, Europe, and the Asia Pacific, which allows us to currently sell charging equipment into 42 countries. We hold a market share for DC fast chargers of approximately 20% in the United States and 10% in Europe as of June 30, 2022. Based on sales order figures for the fiscal year ended June 30, 2022, the United States and Europe accounted for approximately 36% and 51% of sales orders received by the Company, respectively. In the Asia Pacific, we believe we are the leading supplier of DC fast chargers in both Australia and New Zealand with a market share of approximately 75% as of June 30, 2022. To meet the needs of our customers across these geographies, we offer 24/7 global support and a range of service level agreements for in-field support. The information regarding the Company’s market share is based on third party databases and the Company’s estimates.

Competition

We principally compete with approximately five to ten major DC charging manufacturers that are based in Europe and the United States.

We are differentiated from other DC charging manufacturers through its DC fast charging technology that has been developed in-house, including the proprietary and patented liquid cooling system that allows us to obtain an ingress protection rating of IP65. We believe that our new generation of charging technology, the MSC platform, which launched in the fourth calendar quarter of 2021, will further differentiate us and provide additional benefits to our customers. The new MSC technology platform is a fully sealed, liquid cooled, module-based design that not only protects the internal power electronics equipment from particle ingress, but also makes the charger easier to service with power modules that can be lifted by a single person, and increases redundancy in the case of a module failure. The unique design allows the system to be modular and scalable in three dimensions across the whole site, where operators can scale the options available to drivers by (i) adding more charging stations, (ii) adding more power modules to charging stations, or (iii) adding more power capacity in the site centralized rectification unit. The MSC design provides increased efficiency to operators as well as increased flexibility to better match charging demand to installed capacity, as well as the flexibility to expand the site over time as driver demand increases.

We also compete with AC charger manufacturers in applications where slow charging may be sufficient, such as small commercial settings or overnight fleet charging applications. Furthermore, our competition includes other types of alternative fuel vehicles, plug-in hybrid EVs and high fuel-economy gasoline powered vehicles.

In addition, there are other means for charging EVs that could affect the level of demand for public charging capabilities. For example, Tesla Inc. continues to build out its proprietary supercharger network, which could reduce overall demand for EV charging at other sites. In addition, many EV manufacturers are now offering home charging equipment which could reduce the demand for fast charging capabilities if EV owners find charging at home to be sufficient for their personal charging requirements.

We believe the primary factors on which we compete include:

•	charging speed of its chargers compared to AC chargers;

•	total cost of ownership compared to air-cooled chargers;

•	variety and quality of product offerings;

•	product performance and reliability;

•	product features;

•	ease of use;

•	brand awareness and trust;

•	quality of support; and

•	scale and location of operations.

We believe we compete favorably with respect to each of these factors, in particular product performance, reliability, total cost of ownership and ease of use.

Seasonality

We have not experienced any material seasonality in our business.

The Portfolio

We are a technology provider that primarily generates revenue from the sale of DC fast charging solutions. Our solutions are made up of core charging hardware including embedded on-device firmware, adjacent software platforms that let owners monitor and manage their assets, and ongoing maintenance services including the provision of spare parts, extended warranties, services outside warranty and a range of service level agreement options.

Charging Station Hardware Portfolio

Stand Alone Chargers

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50 kW: Our 50 kW charger, the RT50, was introduced in 2014 and is a compact, reliable, and robust DC fast charger. The RT50 was the first fully liquid cooled DC charger on the market, a feature that remains unique to Tritium. The patented liquid cooling allows the charger to be fully sealed, achieving an IP65 ingress protection rating. The IP65 rating protects against dirt, dust, salt and other corrosive air ingress, and enables the charger to achieve a small and narrow footprint, due to not requiring internal space for air flow. This all-in-one unit is small enough to fit most site configurations without losing existing parking spaces and limits the need for expensive site modifications. The RT50 is lightweight, strong, easy to install, and can deliver lower total cost of ownership compared to air-cooled chargers over a ten-year operating life. Like all Tritium chargers, the RT50 is backed by our 24/7 specialist customer care and comes with a two-year warranty. The Company will stop selling this charger in the fourth calendar quarter of 2022, but will still provide service to existing chargers.

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75 kW: Our 75 kW charger, the RTM75, builds on the competitive advantages of the RT50 product. The RTM75 retains our signature small and narrow footprint and lower total cost of ownership, enabled by liquid cooling technology, while introducing our new MSC hardware platform. The MSC platform in the 75 kW product is comprised of three individual 25 kW liquid cooled power modules. These individual power modules can be lifted by a single person for service purposes, provide increased redundancy in case of failure and can be quickly and easily re-configured or replaced. The RTM75 model offers simultaneous charging of two vehicles, maximizing revenue opportunities for operators of busy charging stations. Like all Tritium chargers, the patented liquid cooling system within the charging station allows for IP65 sealed ingress protection, and a wide operational range across challenging environmental conditions such as high and low temperatures, dust, humidity, and corrosive salt air, making it ideally suited for segments such as mining, marinas and ports.

Figure 1: Our 75 kW RTM75 model deployed at the Monaco Yacht Club, Portofino Yacht Marina and in Venice, for electric boat charging

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175 kW: Our 175 kW charger, the RT175-S, was introduced in 2020 and is a high-powered DC charger capable of continued 175 kW output at up to 104°F/40°C due to the use of our patented liquid cooling technology. The RT175-S is designed for direct connection to a 600 V and 60 Hz power connection, providing specific advantages in North America. An integrated safety loop, tilt sensor and optional escutcheon panel with interlocking isolator provides increased safety features well suited for customized use in the heavy infrastructure sector. The 175 kW charging station is liquid cooled and fully sealed at an IP65 rating.

Distributed Chargers

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150 kW: Our 150kW charger, the PKM150, was introduced in 2021 and is the first fast charging system to be released on Tritium’s PKM architecture. The PKM150 system leverages Tritium’s patented liquid-cooled modular design, pioneered with the Company’s award-winning RTM fast charger, and provides customers with the opportunity to choose between 50kW, 100kW or 150kW of dual-cable charging station power to meet their business needs. The modular construction of these chargers is designed for fast and easy serviceability compared to non-modular systems. For the operator, The PKM150 has been designed to reduce operators’ capital expenditure in two ways. First, power is transmitted around the charging park at 950V DC rather than 400V alternating current. This halves the gauge of cabling required to wire the site. Second, the system’s elegant design allows customers to grow site power and scale to meet future demands, providing customers with the opportunity to delay capital expenditure by expanding the charger’s capacity as their site utilization grows. Like all Tritium chargers, the PKM150 is backed by our 24/7 specialist customer care and comes with a two-year warranty.

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350 kW: Our 350 kW high-powered charger, the PK350, was introduced in 2018 and is an ultra-fast charging platform, available as 175 kW upgradeable to 350 kW, or at 350 kW from the outset. The PK350 is designed to be deployed at charging parks, where multiple chargers are installed, as the architecture is optimized for larger sites where power can be balanced across available charging stations. The PK350 architecture focuses on delivering operational efficiency by minimizing isolation points, as fewer isolation points reduce conversion losses from grid to vehicle, thereby reducing operator expenditure. High voltage DC transition between charging stations reduces cable sizes and reduces heat in the cabling, delivering further efficiency savings. This high-power charging park configuration is ideally suited to traditional fuel stations, motorways, rest stops, transit hubs and large commercial fleets including buses, vans and small trucks. The PK350 is deployed as two charging stations with an adjacent power unit. The PK350 power units are typically located away from smaller charging stations, which allows customers to maximize their site’s real estate while still providing the high-power charging they need. Like all Tritium chargers, the patented liquid cooling system within the charging station allows for IP65 sealed ingress protection.

Other

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Tritium Pulse Software: In 2022, we expect to launch paid modules within our Pulse Software, a charger management platform that enables charging station operators to view charging history, performance and utilization data, and fault notifications.

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MyTritium Software: A service management platform where charging station operators can review training materials and service information, and submit service tickets for issues and faults. Currently two MyTritium licenses are provided for the duration of the warranty period with an option to purchase more licenses or extend the license post-warranty.

Service and Maintenance Portfolio

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Warranties: Our charging equipment is sold with a two-year warranty as standard. During this period, we provide replacement and repair services for all non-consumable parts. Paid warranty extensions are available, typically up to a maximum length of five years for non-utility customers, and up to ten years for utility customers. Level 1 contact center support is comprised of direct customer support to drivers and public users of the charging stations, rather than to the charging networks. Only equipment-based faults and errors are covered by the charging equipment warranty. We provide 24/7 remote phone support for level 2 and level 3 fixes, which is comprised of remote fault remediation that may require onsite service and basic and complex in-field or remote fault remediation by skilled personnel, respectively, and leverages its global service network for field support, comprised primarily of outsourced trained service agents, who have been accredited to work on Tritium chargers through our online service and training platform.

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Service Level Agreements (“SLAs”): Paid Gold, Silver and Bronze SLA tiers are available to customers who require guaranteed or expedited response and remedy times for any equipment faults and may be available for the life of the charger.

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Spare Parts Sales: Post warranty-period replacement parts for our products are available to all of our existing customers as they operate and maintain their Tritium charging assets for their advertised ten-year operating life.

Markets, Marketing Channels & Opportunities

We sell our DC charging solutions in North America, Europe and Asia-Pacific and have over 100 existing commercial customers, with chargers deployed in 42 countries.

We believe the market for DC charging solutions is poised to expand rapidly, in line with EV adoption. The rapid deployment of DC fast chargers and an expected overall shift to higher power charging in the next 20 years could increase our market opportunity as a designer and manufacturer of DC charging equipment with an already established market position in high-power charging.

We are currently focused on six key customer types across the charging landscape: Charge Point Operators (“CPOs”), Automakers, Fleets, Fuel Stations, Retail, and Utilities. Each segment has different business drivers for investing in DC chargers; however, our products are segment-agnostic and can be used across all target sectors. We aim to address the emerging markets of heavy-duty vehicle charging and residential and fleet low power DC charging in the future.

Customers

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Charge Point Operators: We work with many global DC fast charging networks. The CPO business model is focused on revenue from charging sessions only and requires low ongoing operational costs. This model is well suited to our products and product architecture that focuses on delivering the lowest total cost of ownership to owner operators. Liquid cooling technology also delivers chargers that generally have a smaller footprint and a narrower profile as compared to air-cooled chargers, giving CPOs flexible deployment options.

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Automakers: Automakers operate Tritium charging assets at a range of sites. Some operate public charging networks, acting like CPOs, to facilitate vehicle sales, and some offer charging at their showrooms. The complete driver experience is important to the automaker business model, so we provide confidential testing facilities to automakers evaluating new vehicle compatibility with compliant charging infrastructure. We have also applied years of field experience to the human user interface on its charging equipment, supporting what we believe to be a premium and intuitive driver experience. Brand experience is also important to automakers, and we provide customized branded vinyl wraps on our charging equipment to enable the customer’s fleet of chargers to reflect their overall brand image. For this type of customer, our slim profile chargers have sold well into luxury car showrooms, where aesthetics are a differentiator.

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EV Fleets: We sell chargers to fleet operators who rely on their charging infrastructure to run their business, including corporate passenger vehicle, utility vehicle, van, small truck and bus fleets. We offer fleet operators high reliability enabled by our unique liquid cooled technology, using fully sealed, liquid cooled components that reduce maintenance. The new generation of Tritium chargers have been designed with modular and scalable power architectures, allowing both higher levels of redundancy and rapid repair times using single person lift power modules. These new features and the liquid cooling are designed with fleet and operations managers in mind, providing an overall lower total cost of ownership than competitor offerings, as well as superior reliability and easy serviceability.

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Fuel Stations: We sell chargers to fuel station operators globally, allowing these businesses to deploy charging equipment at their existing sites and also to expand their business model to new charging locations decoupled from the highly regulated environment of traditional fuel stations. We have worked with fuel station businesses to prototype an in-store payment experience where the charging session can be paid inside the fuel retail outlet, allowing fuel stations to cross-sell and up-sell convenience items during the charging session. Fuel customers typically operate higher powered charging infrastructure in Europe and this has been a competitive advantage for us with the availability of our 175 kW and 350 kW models.

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Retail: The slimline profile and customized branding available on our charging equipment is important to retail customers who do not want to lose car parking spaces through the deployment of charging equipment and who value the look and feel of hardware installed near their businesses. Various payment options are available on Tritium chargers, suited to retail customers, which does not want the complexity of an RFID tag or an app and requires simple customer payment mechanisms. Our RT50 and RTM50 models are well suited to this segment, where the business driver is convenient co-located charging that drives foot traffic into the store, due to their charging speeds which are attractive, but not too fast.

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Utilities: We sell equipment to energy utilities directly in geographies where utilities can own and operate charging stations, as well as to the customers of utilities and to the CPO businesses they run or own. The new generation of our products will have an optional internal DC electricity meter, a compliance requirement that has been implemented in Germany and which is likely to become mandatory in other countries in the future.

Future Opportunities

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Heavy Duty: Operators of heavy duty, freight, logistics and mining vehicles and equipment are beginning to electrify their fleets and require DC high-power charging infrastructure to ensure that their fleets continue to operate efficiently and cost effectively. We are expanding sales coverage to work with these heavy-duty customers who require chargers that can operate in harsh industrial conditions. Our charging units are sealed to an ingress protection IP65 rating, preventing dust, water, and corrosive air from entering the charging station. This sealed design allows Tritium chargers to operate in both mining and industrial port locations where we have sold chargers to support utility vehicles and small trucks, respectively.

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Residential & Low Power DC: In the future, automakers may look to remove onboard AC charging equipment for weight and space savings. In this case, low-power DC charging equipment for both emergency charging and to compete with the slower AC seven to 11 kW segment may become a new market opportunity. We have both a 32 kW DC wall charger for the residential market that may be integrated with residential battery storage and solar photovoltaic systems, as well as a 32 kW DC wall charger for the fleet market on our technology roadmap in the near future as we see this market maturing.

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Multiple Outlet Low Power DC Fleet Charging: A future Tritium market opportunity may be using lower power DC charging in the fleet and depot segment to provide a distributed DC architecture. In the future, this distributed architecture could centralize AC to DC power conversion equipment (rectification), and then use a satellite system of distributed DC 25 kW charging units. We believe that this layout could reduce cabling costs for operators, and benefit from more cost-effective, centralized, larger sized power conversion equipment. We expect that this system layout could provide operators with more flexibility in how the charging capacity is scaled, and by using DC technology could provide more granular charging information to operators.

Distribution

We sell our products directly and via resellers generally contracted under a distributor agreement on our preferred terms and conditions.

We previously had a three-year, exclusive distributor agreement with Gilbarco Inc. (“Gilbarco”), an affiliate of a Tritium shareholder, who had the sole right during the term of the distributor contract to lead sales into fuel customers and to sell our products into the fuel segment (with an exception for charge point operators). This agreement expired and concluded on August 29, 2021 and Tritium and Gilbarco maintain a working relationship. The expiration of the agreement also means that in order to sell to fuel segment customers, rather than selling through Gilbarco, we must now either (i) directly tender products and services or enter supply arrangements with those customers or (ii) use our other distributors to sell products and services into the fuel segment. Additionally, as a result of the expiration of the agreement, Gilbarco may now sell products that compete with our products to our existing and prospective customers. Subsequent to the expiration of the agreement, Gilbarco has remained a distributor of our products and Tritium has begun selling directly to certain key fuel customers that were previously serviced under the Gilbarco agreement. See “Risk Factors—Risks Related to Our Business.”

Product Roadmap

The future product roadmap is centered on a continued expansion of the Tritium MSC architecture. The MSC architecture is our transition to a modular based charging design that continues to deliver key Tritium selling points, such as a fully sealed IP65 enclosure, while providing new features and functionality to the owners and operators of Tritium charging equipment.

We plan to release several new products including a range of software modules and expanded service coverage over next five years. In the near-term, the expansion of our product portfolio will be the PKM150 release, which was officially launched in December 2021, and the PKM400 release. Both chargers utilize the MSC charging architecture to help operators better manage their capital expenditure by providing the ability to expand their charging sites in two ways. With the PKM150 and PKM400, operators are expected to be able to use Tritium charging equipment to scale up the charging capacity of each charger over time by adding new charging modules or the ability to scale out the charging site over time by adding new charging stations to the site, as illustrated by the following graphic:

Product Development

We have invested a significant amount of time and expense into development of our DC fast charging technologies. Our ability to maintain our leadership position depends in part on our ongoing product development activities. Our hardware and software product development is principally conducted at its headquarters in Brisbane. As of August 31, 2022, we had 195 full-time employees in total engaged in our product development activities.

Our product development team is responsible for the design, development, rapid prototyping, testing, certification, and operational handover to manufacturing of products. Our product development focus remains on innovating and optimizing DC charging technology to ensure we remain a technology leader in this field, specifically focusing on our ability to differentiate by delivering lower total cost of ownership, greater ease of use and reliability advantages to customers.

The expansion of our Brisbane, Australia-based product development test and prototyping center was completed and began full operations in November 2021. We believe the expanded product development center ranks among the world’s highest power EMC facility for EV chargers, based on facilities available to us for product testing. The EMC facility will allow us to expedite testing and prototyping, reducing compliance and certification timelines to bring products to market more rapidly. Our test facility is designed to be able to test up to 720 kW devices, in both EMC and Thermal test chambers, to IEC standards.

Manufacturing and Raw Materials

We design, test, commercialize, and manufacture our products in-house. We have facilities capable of manufacturing in Australia, Europe and the United States, but currently manufacture most of our charging hardware in Brisbane, Australia. Each Tritium fast charger undergoes high power testing to ensure the safety and reliability of the charging equipment before it is deployed in the field.

In February 2022, we announced site selection for our U.S. manufacturing facility in Tennessee, which, as of the date of this prospectus, is expected to eventually include up to five production lines, employ more than 500 people over the next five years and have the potential in the future to produce approximately 30,000 units per year at peak capacity. Production began at the Tennessee facility in the third calendar quarter of 2022. All chargers produced at the facility are expected to comply with applicable Buy America Act provisions under Federal Highway Administration requirements for domestic sourcing by the first quarter of calendar year 2023.

Components are sourced from a diverse global supply chain, the majority of which is currently local to the Brisbane factory. We work to have dual suppliers of critical components to reduce supply chain risk, but certification requirements can limit available supplier options. Lead-times for most raw materials has increased significantly particularly for semi-conductor parts which in some cases are at 60-80 weeks. Supply is constrained which consequently leads to pressures regarding price increases. Purchase orders have been placed on some parts and materials up to 18 months in advance, after which industry reports suggest more capacity will be available. Our operations team works closely with its engineering team to introduce new products to the production line, establish and monitor quality control points, plan ongoing production, and coordinate deliveries to our facilities in Amsterdam and Los Angeles, or directly to the customer.

Manufacturing of the chargers is generally limited to final assembly rather than component manufacturing. Tooling is generally lightweight and mobile, and the single most expensive piece of manufacturing equipment is the end-of-line test equipment. This means our capex requirements are relatively low.

Intellectual Property

Our ability to obtain and maintain intellectual property protection for our products and technology is fundamental to the long-term success of our business. We rely on a combination of intellectual property protection strategies, including patents, trademarks, copyrights trade secrets, confidentiality policies and procedures and contractual restrictions to establish, maintain and protect our intellectual property and confidential information and data used in our business.

As of August 31, 2022, we had one granted standard Australian patent and two pending standard Australian patent applications. Additionally, as of August 31, 2022, we had two U.S. pending utility patent applications and one utility patent application pending in Germany. As of August 31, 2022, we had four Patent Cooperation Treaty (“PCT”) applications at international phase. These patents relate to various functionalities associated with EV charging stations. In addition, these patents are projected to expire at least 20 years from their filing date, excluding any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees, as applicable.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries, including the United States and Australia, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. In Australia, the right to seek a patent term extension only applies to pharmaceutical patents (to recognize and compensate patentees for time spent on product development and regulatory authorization).

We intend to pursue additional intellectual property registrations to the extent we believes it would be beneficial and cost-effective. Our ability to stop third parties from making, using or commercializing any of its patented inventions will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions and improvements. We cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents in any particular jurisdiction, or that any of our current or future issued patents will effectively protect any of our current or future technology from infringement. Nor can we be sure that any patents will prevent others from commercializing infringing products or technology, provide us with any competitive advantage, or will not be challenged, invalidated or circumvented.

Government Regulation and Incentives

OSHA

We are subject to the Occupational Safety and Health Act of 1970, as amended (“OSHA”) in the United States. OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health Administration and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations.

We are subject to the Work Health and Safety Act 2011 (Qld) and the Work Health and Safety Regulation 2011, as amended, in Queensland, Australia and the Occupational Health and Safety Act 1984 (WA) and Occupational Safety and Health Regulations 1996, as amended, in Western Australia, Australia. This legislation establishes certain responsibilities for persons conducting a business to secure the health and safety of workers and workplaces including duties to eliminate or minimize risks to health and safety as is reasonably practicable and various record keeping, disclosure and procedural requirements.

NEMA

The National Electrical Manufacturers Association (“NEMA”) is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for the development of technical standards that are in the best interests of the industry and users, advocacy of industry policies on legislative and regulatory matters, and collection, analysis, and dissemination of industry data.

Bipartisan Infrastructure Investment and Jobs Act

In November 2021, the Infrastructure Investment and Jobs Act (“IIJA”), a bipartisan infrastructure bill, was signed into law in the United States. The IIJA authorizes $18.6 billion to fund new and existing EV-related programs, including (i) $5 billion in new funding to develop and build a nationwide network of 500,000 EV charging stations, referred to as the National Electric Vehicle Infrastructure Formula Program (the “NEVI Program”); (ii) $2.5 billion for publicly accessible alternative fuel infrastructure (i.e., EV charging stations and hydrogen, propane and natural gas fueling infrastructure), referred to as the competitive Charging and Fueling Infrastructure Grants program (the “Competitive Grants Program”); and (iii) approximately $10.9 billion in funding for transitioning school buses, transit buses and passenger ferries to low- and/or zero-emissions alternatives.

Both the NEVI Program and the Competitive Grants Program prioritize charging infrastructure along the National Alternative Fuels Corridor, a network of designated highways nominated by states with signage to highlight routes with available charging stations open to the public and easily accessible. Both programs also have an 80% federal cost share, meaning states must provide 20% of project costs.

Tritium intends to target the funding under the NEVI Program and the Competitive Grants Program either as a direct recipient or indirectly through supporting charging equipment operators that have chosen to use our charging equipment. If our charging equipment fails to comply with standards or requirements implemented in connection with the NEVI Program, the Competitive Grants Program or any other aspects of the IIJA, we may be unable to target or access funding under those programs.

NEVI Program

Under the NEVI Program, eligible public entities may contract with private sector entities to acquire and install publicly accessible alternative fuel infrastructure such as EV charging stations and hydrogen, propane and/or natural gas fueling infrastructure in their designated areas. The NEVI Program is intended to provide dedicated funding to states to deploy EV charging infrastructure and establish an interconnected network intended to facilitate data collection, access and reliability. Funding under this program is expected to first be directed to build out a national EV charging station network, principally along interstate highways. Funds may also be used to contract with private entities to install, operate and maintain publicly accessible EV charging facilities. On February 10, 2022, the Federal Highway Administration (“FHWA”) published initial guidance for the NEVI Program. On August 2, 2022, the U.S. Department of Transportation and the U.S. Department of Energy announced that all 50 states, the District of Columbia and Puerto Rico had submitted their EV Infrastructure Deployment Plans to the Joint Office of Energy and Transportation (“Joint Office”). These plans indicate how each state intends to utilize the funding it receives under the NEVI Program. Submission of an EV Infrastructure Deployment Plan is a prerequisite to receiving funding under the program. The FHWA and the Joint Office will review the plans and continue to work with the states. On September 14, 2022, the Biden Administration announced more than two-thirds of EV Infrastructure Deployment Plans from states, the District of Columbia and Puerto Rico had been approved under the NEVI Program.

In addition, on June 9, 2022, the FHWA issued a Notice of Proposed Rulemaking (“NOPR”) on minimum standards and requirements for projects funded under the NEVI Program and for EV charger construction projects funded under Title 23 (Highways), United States Code. The NOPR seeks to ensure there will be a nationwide network of EV chargers that can be used by any type of EV. The NEVI Program also has several guidelines in the use of program funds relating to user experience and reliability, strategic and efficient locations, equity, labor and workforce, private investment and data and cybersecurity, among other things. In particular, with respect to user experience and reliability, under the NEVI Program charging infrastructure must be interoperable across payment systems, EV brands, EV supply equipment, EV service providers, and the grid and must also provide 24-hour access to power on a reliable network and achieve 97% reliability.

Competitive Grants Program

The Competitive Grants Program (also known as the Corridor and Community grants) provide competitive grants to states, local governments, metropolitan planning organizations, and other public-sector entities to support the installation of publicly accessible charging infrastructure, or stations for alternative fuels such as hydrogen or natural gas. The IIJA requires at least 50% of these funds to be designated for a community grant program prioritizing rural and low- and moderate-income communities with a low ratio of private parking spaces. Notices of funding under the Competitive Grants Program are expected in late 2022.

Environmental Laws and Regulation

We are subject to a variety of environmental laws and regulations, including, among others, water use and discharge, air emissions, use of chemicals and recycled materials, energy sources, the storage, handling, and disposal of hazardous materials and waste, the protection of the environment and natural resources, and the remediation of environmental contamination. We are required to obtain and comply with the terms and conditions of environmental permits, many of which may be difficult and expensive to obtain and must be renewed on a periodic basis. A failure to comply with these laws, regulations or permits could result in substantial civil and criminal fines and penalties, the suspension or loss of such permits, and possibly orders to cease the non-compliant operations.

Air Emissions

Our manufacturing operations may be required to meet certain emissions limitations, either by the use of emissions control equipment or modifications to our manufacturing practices. These operations may also require permits or require us to otherwise register our facilities with various government agencies. Failure to obtain such permits or comply with such emissions requirements may result in substantial fines or penalties, require us to expend substantial resources to obtain compliance, or otherwise adversely impact our business or results of operations.

Hazardous Materials and Waste

We are subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes and batteries. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the Environmental Protection Agency and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

We also generate solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. Certain components of our products may be excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion to apply, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements.

In Europe, we are subject to the Waste Electrical and Electronic Equipment Directive (the “WEEE Directive”). The WEEE Directive requires certain entities, such as us, to finance the collection and recycling of waste electrical and electronic equipment at product end-of-life; specifically, it provides for the creation of collection schemes where consumers return waste electrical and electronic equipment to merchants, such as us. The WEEE Directive also sets registration requirements, collection and recycling targets, and other requirements. Compliance with the WEEE Directive may require substantial resources, and if we fail to properly manage such waste electrical and electronic equipment we may be subject to fines, sanctions, or other actions that may adversely affect our financial operations. Any changes in such laws or regulations, or any changes in our ability to qualify the materials used for exclusions under such laws and regulations, could adversely affect our business performance, operating expenses, or results of operations.

Supply Chain

Increasingly, jurisdictions require companies to monitor and address certain practices from their supply chains. For example, several jurisdictions have adopted or are considering adopting supply chain diligence laws. Compliance with such laws entails substantial costs and may require modifying our supply chains if any issues are discovered or could result in substantial fines. Additionally, should we fail to sufficiently monitor our supply chains, we may be subject to fines or penalties for non-compliance, which may have an adverse effect on our operations. Similar or more stringent laws also exist in other jurisdictions where we operate.

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers.

For example, the U.S. Inflation Reduction Act (the “IRA”), which was signed into law by President Biden on August 16, 2022, provides nearly $370 billion in climate change investments to help reduce carbon emissions by 40 percent by 2030. The IRA provides significant tax breaks for businesses that purchase new medium and heavy-duty EVs and new chargers. Key provisions of the IRA would also revise and expand tax credits for EVs by providing a new tax credit of $4,000 for the sale of used electric cars and expanded tax credits of up to $7,500 for purchasers of certain new EVs. Businesses can use many of the credits after receiving other grants or rebates like funding under the NEVI Program.

However, these incentives may expire, cease due to lack of funding, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Facilities

Our headquarters are located in Brisbane, Australia where we currently lease approximately 3,959 square meters (or approximately 42,614 square feet) of office space, product development and test facilities under a lease that expires on November 12, 2028. In addition to our headquarters, we also lease four other sites in Brisbane, including (i) a factory site with approximately 8,477 square meters (or approximately 91,246 square feet) under a lease that expires May 31, 2024, (ii) a factory site, which also includes warehousing and office space, with approximately 1,559 square meters (or approximately 16,781 square feet) under a lease that expires March 31, 2023); (iii) a warehousing and office site with approximately 1,723 square meters (or approximately 18,546 square feet) under a lease that expires January 14, 2023; and (iv) a warehouse and office site with approximately 3,400 square meters (or approximately 36,597 square feet) under a lease we entered into in April 2022 that expires April 30, 2029. In February 2022, we also leased a manufacturing facility in Lebanon, Tennessee (approximately 181,894 square feet under a lease that expires May 31, 2027 and a current used space of approximately 120,000 square feet). We believe this space is sufficient to meet our needs for the next nine to 12 months and that any additional space we may require will be available on commercially reasonable terms.

We also maintain office, manufacturing and logistics facilities in Los Angeles, California and Amsterdam, Netherlands, as well as smaller sales offices in Asia and Europe.

The significant increase in demand for product necessitated a substantial increase in production capacity. After an extensive research study, Tennessee in the United States was selected as the location for a new facility. Initial construction efforts on the Tennessee facility spanned from February to July 2022 at a cost of approximately $6.4 million with an additional $4.5 million on End of Line Testing infrastructure. The Company believes that the Tennessee facility has the potential in the future to produce approximately 30,000 units per year at peak capacity. See “—Manufacturing and Raw Materials.”

Human Capital

We strive to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse workforce. As of August 31, 2022, we had 579 employees and 124 contractors. Our workforce comprises the following departments and geographic locations:

	Australia	United States	Europe
	Headcount	Headcount	Headcount
Corporate Services	38	12	3
Customer Support	12	19	49
Engineering	130	1	2
Production/Operations	265	124	11
Sales	18	14	5

Total	463	170	70

As a result of the COVID-19 pandemic, some of our employees are currently working remotely. We have returned employees to our facilities where COVID-19 restrictions permit. Due to its classification as an “essential industry,” we have maintained staff onsite throughout the pandemic, including in our factory and warehouse in Australia and our offices and manufacturing and logistics facilities in Amsterdam and Los Angeles.

None of our employees are represented by a labor union, though some are covered by Awards (in Australia) or a Collective Labor Agreement (in the Netherlands). In Australia, Awards are set by the Australian legislature and define the minimum terms of employment within a specific industry or occupation. Awards that apply to our employees in Australia include the Manufacturing and Associated Industries and Occupations Award, the Professional Employees Award and the Clerks Award. Employees employed by our Dutch subsidiaries (i.e., Tritium Europe B.V. and Tritium Technologies B.V.) are covered by a Collective Labor Agreement, which sets out the minimum terms of their employment agreements. We believe we maintain good relations with our employees.

Legal Proceedings

We are not party to any material legal proceedings. From time to time, we may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Tritium DCFC Limited (including its subsidiaries, “Tritium”). The discussion should be read together with the historical consolidated financial statements of Tritium for the periods presented, and the related notes that are included elsewhere in this document. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” as a result of various factors, including those set forth under “Risk Factors” or in other parts of this document.

Under Australian law, we prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. We currently intend to publish our results on a semi-annual and an annual basis, assuming we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and qualify as a “foreign private issuer” at the time of publication. We intend to continue to publicly (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish semi-annual financial statements on Form 6-K to the SEC.

Overview

We design, sell, manufacture and service proprietary hardware and associated software to create advanced and reliable direct current (“DC”) fast chargers for electric vehicles (“EVs”). Our technology is engineered to be easy to install, own and use. Our compact, robust chargers are designed to look great on Main Street and thrive in harsh conditions. As of August 31, 2022, we have already sold over 7,800 DC fast chargers and have provided high-power charging sessions across 42 countries.

Major auto manufacturers such as BMW, Ford, GM, Honda, and Volkswagen, among others, have committed to producing more EVs and various governments have begun implementing supportive policies. For example, the Biden administration has pledged to fund the installation of 500,000 new chargers in the United States over the next decade and has established a target for 50% of all new cars sold to be EVs by 2030. In the coming years, we believe EVs will cost less than internal combustion engine (“ICE”) vehicles. Bloomberg New Energy Finance (“BNEF”) has forecasted that price parity between EVs and ICE vehicles in Europe can be achieved by 2026, and in all countries and vehicle segments by 2029. In addition, BNEF has forecasted that zero emission vehicles, such as EVs, are expected to increase from 4% of new cars sold in 2020 to 75% by 2040. Additional factors propelling this shift from ICE vehicles to EVs include proposed fossil fuel bans or restrictions, transit electrification mandates and utility incentive programs. However, the global transition to an EV-based transportation network will depend on, among other things, the availability of sufficient charging infrastructure. Accordingly, a BNEF report projects that the cumulative EV charging infrastructure investment in the United States and Europe will be approximately $60 billion by 2030 and will increase to $182 billion by 2040. We believe we are at the forefront of the charging equipment build-out, focusing exclusively on DC fast charging of EVs.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors that present significant opportunities for us, but that also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Growth in EV Adoption

Our revenue growth is directly tied to the charging requirements resulting from the continued adoption of passenger and commercial EVs, which drives demand for charging infrastructure. The market for EVs is still rapidly evolving and, although demand for EVs has grown in recent years, there is no guarantee such demand will persist. Factors impacting the adoption of EVs include, but are not limited to, consumer perceptions about EV features, quality, safety, performance and cost; consumer perceptions about the limited range over which EVs may be driven on a single battery charge; volatility in the cost of oil and gasoline; availability of government-backed incentives to purchase EVs; changes to fuel economy standards and/or the success of alternative fuels; evolving governmental regulation and political support for EVs; availability of charging stations and services for EVs; consumers’ perception about the convenience and cost of charging EVs; and increases in fuel efficiency.

We service the DC fast charging market. Typically, only battery electric vehicle (“BEVs”) can use DC fast chargers, so demand for DC charging is dependent on continued growth in the BEV segment. According to BNEF, approximately 9% of global passenger vehicle sales in 2021 were EVs. BNEF expects sales of EVs to grow to over 30% of the global passenger vehicle market by 2030. In addition, macroeconomic factors could impact demand for EVs. For example, because many EVs are more expensive than comparable traditional gasoline-powered vehicles, a decline in sales in the automotive industry globally could result in lower prices on ICE vehicles and may reduce EV sales due to the price disparity. If the market for EVs does not develop as expected or if there is any slowdown or delay in overall EV adoption rates, our ability to increase our revenue or grow our business would be negatively impacted. For additional information, see “Business.”

Competition

In North America, our DC fast-charging equipment ranges in power from 50 kW to 175 kW and is certified by TÜV SÜD to UL, LLC (formerly Underwriters Laboratory) specifications. In Europe, our DC fast-charging equipment ranges in power from 50 kW to 350 kW and is certified by TÜV SÜD to the Conformité Européenne certification mark. These certifications differentiate us from most DC fast charging original equipment manufacturer competitors who are focused on only one region due to regulatory and certification complexity. However, we expect that new competitors may enter the market and existing competitors may expand their geographic coverage to multiple regions and improve their internal capabilities to meet regulatory and certification approvals, develop enhanced software, or further expand their service coverage. If our market share decreases due to increased competition, our revenue and ability to generate profits in the future may be impacted.

Distribution

We sell our products directly and via resellers generally contracted under a distributor agreement on our preferred terms and conditions.

For additional information, see “Business—Distribution” and “Risk Factors—Risks Related to Our Business.”

International Operations Expansion

We currently operate in the United States, Europe, Singapore and Australia. We intend to grow operations through ongoing or planned investment in new production facilities, particularly in the United States. We expect our manufacturing facilities to conduct final assembly of our EV charging hardware, with the majority of components purchased from third-party suppliers. Expansion of our manufacturing facilities is intended to increase speed to market of our fast chargers and reduce freight costs and delays due to the ability to deliver products via road transport. Multiple risks could constrain our ability to meet our deployment plans.

In Europe, we have begun researching optimal locations via assessments based upon weighted criteria such as utility costs, labor market conditions, labor laws, taxation regimes, import and export duties, government incentives, natural disaster ratings and the rule of law. Strategic planning for the number of facilities globally, their scale, location, timing and cost is ongoing. In February 2022, we announced site selection and entry into a lease agreement for a new U.S. manufacturing facility located in Lebanon, Tennessee, and in the third calendar quarter of 2022, production began at the facility.

The projects and expansion plans discussed above are subject to a number of factors outside of our control that may affect the location, cost, timing and/or scale of our manufacturing facilities, or may prevent such facilities from being built at all. See “Risk Factors—Risks Related to Our Business—We have experienced rapid growth and expect to invest in growth for the foreseeable future. If we fail to manage growth effectively, our business, operating results and financial condition could be adversely affected” and “Risk Factors—Risks Related to Our Business—Any delay in achieving our manufacturing expansion planned could impact revenue forecasts associated with these facilities.”

Government Mandates, Incentives and Programs

The U.S. federal government, certain foreign governments and some U.S. state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives. These governmental rebates, tax credits and other financial incentives significantly lower the effective price of EVs and EV charging stations to customers. However, these incentives may expire, cease due to lack of funding, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, tax credits or other financial incentives could reduce the demand for EVs and for charging infrastructure, including infrastructure offered by us.

Impact of COVID-19

The effects of the COVID-19 pandemic have impacted our business and customers. Government responses to the COVID-19 pandemic have resulted in international travel and other restrictions, which has limited our access to key personnel, impacted our ability to expand and increased the risk that new manufacturing facilities may take longer to come online, may be more expensive than expected and may not deliver the expected benefits on schedule or at all. Such impacts may negatively affect our revenue and ability to generate profits in the future.

The COVID-19 pandemic has also prompted a trend towards expanded contractual liability, including penalties for delivery delays for suppliers under force majeure clauses, which could have a material adverse effect on our business and results of operations. The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping and air providers and routes and significantly increased costs, has increased our cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.

Further, the COVID-19 pandemic has affected the manner in which our inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, has negatively impacted our working capital. As of June 30, 2022, Tritium’s inventory increased to $55.7 million, compared to $36.4 million as of June 30, 2021 and $25.2 million as of June 30, 2020. This increase in inventory in addition to the increase in production volumes was a result of a strategic decision to increase our minimum stock levels to offset the effects of the COVID-19 pandemic on our supply chain. Any further decrease in inventory turnover as a result of the COVID-19 pandemic, any future pandemic or resurgence, and any impacts from geo-political trade impediments could have a material adverse effect on our business and results of operations.

Business Combination

On May 25, 2021, we entered into a Business Combination Agreement (the “Business Combination Agreement”) with Decarbonization Plus Acquisition Corporation II, a Delaware corporation (“DCRN”), Tritium Holdings Pty Ltd (“Tritium Holdings”) and Hulk Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, among other things, we acquired all of the issued equity interests in Tritium Holdings and DCRN merged with and into Merger Sub, in each case, on the terms and subject to the conditions set forth therein (the “Business Combination”).

Components of Results of Operations

Revenue

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major lines: (i) Stand Alone Chargers, (ii) Distributed Chargers and (iii) Other. Stand Alone charging systems are single-user units and in the RT175-S model, include a power unit. Distributed charging systems can have multiple-user units connected in one system. Distributed charging systems are sold as a site configuration and range upwards from a two-user unit site, with the average site configuration being a four-user unit site. Other consists primarily of spare parts sold to customers. Hardware revenue is also broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us.

Revenue from the sale of EV chargers is recognized when we transfer control of the chargers to the customer.

In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether we:

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	do not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, we are required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and we have the right to bill the customer.

For the years ended June 30, 2022, 2021 and 2020, the percentage of total revenue recognized under bill-and-hold arrangements was 16%, 4% and 15%, respectively.

We also provide a standard warranty for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered a separate performance obligation. The estimated warranty costs are recognized as a liability when we transfer control of the chargers to the customer.

The decision to use air freight to fulfill our European orders since September 22, 2021 and our U.S. orders since October 3, 2021, increased our freight costs and decreased our gross margin for the fiscal year ended June 30,

2022. In calendar year 2022, not all orders have been delivered using air freight and we intend to use shipping rather than air freight whenever possible to deliver orders. We expect freight costs per charger to generally decrease in the second half of calendar year 2022 due to the proximity of our new Tennessee manufacturing facility to the U.S. and European markets. Further, as of the date of this prospectus production volumes at our Tennessee facility are approximately six weeks behind schedule due to the well-documented challenges experienced by electronics manufacturing businesses globally, principally related to supply chain and recruitment delays. This delay is expected to negatively impact our revenue for calendar year 2022. Any further delays in achieving production capacity at the Tennessee facility or any of our other production facilities as a result of things like supply chain issues, worker shortages or stoppages, or other factors could negatively impact our revenue.

Service and Maintenance Revenue

We generate revenue from service and maintenance related to commissioning, repair, maintenance and training. Generally, revenue related to service and maintenance is recognized when the service and/or maintenance has been provided, either over time or at a particular point in time. Service and maintenance revenue is broken down into revenue received by (i) parties related to us and (ii) external parties unrelated to us. We recognize the material portion of our revenue from service and maintenance when the service and/or maintenance is performed. However, if the service and/or maintenance is performed over a period of time, and if the outcome can be reliably estimated, we use the stage of completion of the services based on an input method (e.g., costs incurred) to determine the appropriate level of revenue to be recognized in the period.

We provide an extended warranty to our customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and, after the standard warranty expires, recognized over the period in which the service and/or maintenance is provided based on the time elapsed. During the period from January 2019 to December 2019, we provided maintenance and repair services to a customer under a non-recurring, upgrade contract. On January 1, 2020, we entered into an SLA with a different customer for fixed response time maintenance and repair services. Since this time, we have entered into number of SLAs with various customers and have steadily grown our service and maintenance business, in line with the number of chargers in the field.

Software Revenue

Software revenue relates to services for the sale of Pulse and MyTritium licenses and other software modules.

Cost of Goods Sold

Hardware

We manufacture our products in our facilities in Australia, the United States and the Netherlands. We currently manufacture most of our charging hardware in Brisbane. Cost of goods sold for hardware revenue includes raw materials, associated freight, warranty costs, which is calculated as the difference between the consumption and recognition of the provision during the period, depreciation of equipment directly related to production, labor costs and overhead costs directly attributable to the manufacture of products. Overhead costs include lease costs and indirect labor costs directly attributable to the manufacture of products. Warranty costs are estimated based on historical product failure rates and repair expenses.

The decision to use air freight to fulfill our European orders beginning on September 22, 2021, and our U.S. orders beginning on October 3, 2021, increased our freight costs and decreased our gross margin for the fiscal year ended June 30, 2022. In calendar year 2022, not all orders have been delivered using air freight and we intend to use shipping rather than air freight whenever possible to deliver orders. We expect freight costs per charger to generally decrease in the second half of calendar year 2022 due to the proximity of our new Tennessee manufacturing facility to the U.S. and European markets.

Further, although we have no operations in Russia or Ukraine, we believe some shortages in materials, increased costs for raw material and other supply chain issues are at least partially attributable to the negative impact of the Russia-Ukraine military conflict on the global economy and on supply chains generally. If the conflict worsens or continues to disrupt the global economy and indirectly affect supply chains, or if supply chains remain challenged generally, our Cost of goods sold could be negatively impacted.

Tritium has been impacted by global electronics and semiconductor shortages. Components are sourced from a diverse global supply chain, the majority of which is then shipped to our Brisbane factory. We work to have dual suppliers of critical components to reduce supply chain risk, but certification requirements can limit available supplier options. Raw materials and components have been subject to price inflation and most commodities follow relevant PPI (Producer Price Index) indexes with 7-9% inflation (over the past 18 months). Electronics/semi-conductors have an increased short-term price premium due to global supply constraints and compounded by price increases from spot buying due to limited supply. To date limited supply has been experienced across most electronic components/semiconductors as consumed by our major EMS (Electronics Manufacturing Suppliers) suppliers including PCBAs (Printed Circuit Board Assemblies), electronic modules and devices. Shortages of the semiconductor components are affecting all suppliers and is an industry wide global constraint. Such constraints are also affecting most major automotive OEMs which use similar semiconductor commodities and have reported reduced production as a result.

Service and Maintenance

Cost of goods sold for service and maintenance revenue includes spare part materials and labor costs, including the cost of subcontractors and overhead costs directly attributable to the commissioning and repairs of products. Overhead costs include salaries and related personnel expenses and warranty provisions.

Segment Gross Profit (Loss)

Segment gross profit (loss) is calculated as revenue less cost of goods sold. Segment gross margin is Segment gross profit (loss) expressed as a percentage of total revenue. Tritium offers a range of EV chargers with each charger having a varied contribution to Segment gross profit (loss). Segment gross profit (loss) and margin vary from period to period due to the mix of products sold, manufacturing costs and warranty costs. In addition, see “—Results of Operations—Segment Gross Profit (Loss)” below for additional information.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist primarily of employee-related expenses, including share-based payments expense, and costs to sell and market our products and services, non-production equipment related depreciation, as well as the costs of managing our company overall, such as information technology, insurance, rent, professional fees, travel and other administrative expenses.

We expect our SG&A expenses to increase as we continue to expand our business. We expect to increase our salesforce in major markets, including the United States, Asia-Pacific and Europe. We also expect to incur additional expenses as a result of operating as a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums, and compliance costs.

Product Development Expenses

Product development costs primarily consist of employee labor costs for those employees engaged in product development activities, including the development, design and testing of new products. Other product development costs include tools, materials and equipment and other project costs related to product development. Product development costs are expensed as incurred.

Recently, our product development efforts have been focused on developing our Modular Scalable (“MSC”) architecture and advancing the development of other products and technologies. We expect our product development expenses to increase on an absolute basis and they may increase as a percentage of total revenue for the foreseeable future as we continue to invest in product development activities to achieve our full suite of planned products.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) includes realized and unrealized exchange gains and losses. Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses result from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies.

Depreciation Expenses

Depreciation expenses for production related equipment are included in cost of goods sold. Non-production depreciation expense which consist primarily of depreciation and amortization in relation to fixed assets, leased assets and leasehold improvements is included in selling, general and administrative expenses. Property, plant and equipment, excluding freehold land, is depreciated on a straight-line and reducing balance basis over the asset’s useful life to us, commencing when the asset is ready for use. Leased assets and leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

The depreciation rates used for each class of depreciable asset are shown below:

Plant and equipment	12.5% to 33.34%
Furniture, Fixtures and Fittings	10.00%
Motor Vehicles	33.34%
Office Equipment	20.00%
Computer Equipment	33.34%

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

We intend to grow operations to three global, full-scale manufacturing facilities, with planned or ongoing investment in new production facilities in the United States. To the extent we execute on this contemplated expansion, we expect our depreciation expenses to increase as a result.

Finance Costs

Finance costs consist primarily of the interest and borrowing costs incurred on (i) the Senior Loan Note Subscription Agreement, dated April 30, 2020, by and among Tritium Holdings, Commonwealth Bank of Australia, CBA Corporate Services (NSW) Pty Limited and HealthSpring Life & Health Insurance Company, among other parties, including the subsequent expansion of the loan (collectively, the “CIGNA Loan”), and interest, borrowing costs and related to the refinanced loan dated 7 December 2021, among the same parties as the original CIGNA Loan (“CIGNA Refinance Loan”), (ii) the Shareholder Loan Agreement, dated May 5, 2020, by and between Tritium Holdings and St. Baker Energy Holdings Pty Ltd (the “Shareholder Loan”), and (iii) the convertible notes recognized as issued by Tritium Holdings to certain existing shareholders of Tritium Holdings in January 2021 and May 2021 (the “Convertible Notes.”)

Other Income

Other income consists of government incentives such as the Australian federal government’s “JobKeeper” program, which aimed to support companies as a result of the COVID-19 pandemic, bank interest received, gains on disposal of assets and other income earned from sales to contractors.

Results of Operations

Comparison of the Fiscal Years Ended June 30, 2022 to the Fiscal Year Ended June 30, 2021

The following table summarizes Tritium’s results of operations for the fiscal year ended June 30, 2022 and 2021.

	Year Ended June 30,		Period-over-Period Change Year Ended June 30, 2022 to 2021
	2022	2021

	(in thousands, except percentages)		Change ($)	Change (%)
Revenue
Service and maintenance revenue, external parties	$4,989	$2,594	2,395	92.3%
Service and maintenance revenue, related parties	—	1	(1)	(100.0)%
Hardware revenue, external parties	69,243	32,299	36,944	114.4%
Hardware revenue, related parties	11,589	21,263	(9,674)	(45.5)%

Total revenue	85,821	56,157	29,664	52.8%
Cost of goods sold
Service and maintenance—cost of goods sold	(3,778)	(2,873)	(905)	31.5%
Hardware—cost of goods sold	(82,383)	(55,188)	(27,195)	49.3%
Total cost of goods sold	(86,161)	(58,061)	(28,100)	48.4%

Operating costs and expenses
Selling, general and administrative expense	(74,323)	(31,624)	(42,699)	135.0%
Product development expense	(14,031)	(10,521)	(3,510)	33.4%
Foreign exchange gain/(loss)	(4,208)	(1,436)	(2,772)	193.0%

Total operating costs and expenses	(92,562)	(43,581)	(48,981)	112.4%

Loss from operations	(92,902)	(45,485)	(47,417)	104.2%

Finance costs	(18,136)	(8,795)	(9,341)	106.2%
Transaction and offering related fees	(6,783)	(4,794)	(1,989)	41.5%
Fair value movements—derivatives and warrants	(9,782)	(5,947)	(3,835)	64.5%
Other Income	61	1,940	(1,879)	(96.9)%
Total other expense	(34,640)	(17,596)	(17,044)	96.9%

Loss before income tax	(127,542)	(63,081)	(64,461)	102.2%

Income tax expense	(20)	(11)	(9)	81.8%

Net (loss)	(127,562)	(63,092)	(64,470)	102.2%

Net (loss) per common share
Net (loss) per common share attributable to common shareholders	(127,562)	(63,092)	(64,470)	102.2%
Basic and diluted—common shares	(1.01)	(0.58)	(0.43)	73.4%
Basic and diluted—class C shares	—	(0.58)	0.58	(100)%
Other comprehensive income (loss) (net of tax)
Change in foreign currency translation adjustment	7,336	(136)	7,472	(5494.1)%
Total other comprehensive income (loss)(net of tax)	7,336	(136)	7,472	(5494.1)%

Total comprehensive loss	$(120,226)	$(63,228)	(56,998)	90.1%

Revenue

Revenue increased by $29.7 million, or 52.8%, from $56.2 million during the fiscal year ended June 30, 2021, to $85.8 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in hardware revenue of $27.3 million.

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major product lines: Stand Alone Chargers, Distributed Chargers and Other. Total hardware revenue (external and related party) increased by $27.3 million, or 50.9%, from $53.6 million during the fiscal year ended June 30, 2021, to $80.8 million during the year ended June 30, 2022 due to both price and volume.

The number of Stand Alone Chargers sold increased by 1,194, or 147.0%, from 812 during the fiscal year ended June 30, 2021, to 2,006 during the fiscal year ended June 30, 2022. The fiscal year 2021 Stand Alone product category has been revised from 737 to 812 to now include an additional category of product, being “newly developed” Stand Alone Chargers. These products were only introduced in 2021 and so the 2020 comparative is unchanged. The average selling price of Stand Alone Chargers increased by $1,224, or 4.9%, from $24,734 per unit during the fiscal year ended June 30, 2021, to $25,958 per unit during the fiscal year ended June 30, 2022. The fiscal year 2021 average selling price has been adjusted due to the correction of units sold in 2021. The increase was due to the introduction of higher-powered Stand Alone Chargers which command a higher price.

A Distributed Charger site is based on a two-user unit configuration. Sales of Distributed Chargers decreased by 18 sites, or 7.7%, from 234 sites for the fiscal year ended June 30, 2021 to 216 sites for the fiscal year ended June 30, 2022. This decrease was due to high powered Distributed Chargers being sold less during 2022. The average selling price of Distributed Chargers decreased by $17,751, or 12.6%, from $140,914 per site during the fiscal year ended June 30, 2021, to $123,162 per site during the fiscal year ended June 30, 2022. This was primarily attributable to a weakening s in Euro to USD exchange rate, noting that the vast majority of sales of Distributed Chargers in those years took place in Europe in fixed EUR pricing.

During the fiscal year ended June 30, 2022, a number of customers requested us to provide our products on a bill-and-hold basis. The revenue under bill-and-hold arrangements for the fiscal year ended June 30, 2022 contributed to 16% of our total revenue compared to 4% of our total revenue for the fiscal year ended June 30, 2021.

Service and Maintenance Revenue

Service and maintenance revenue increased by $2.4 million, or 92.3%, from $2.6 million during the fiscal year ended June 30, 2021, to $5.0 million during the fiscal year ended June 30, 2022, primarily derived from an increase of post warranty units in the field.

Cost of Goods Sold

Cost of goods sold increased by $28.1 million, or 48.4%, from $58.1 million during the fiscal year ended June 30, 2021, to $86.2 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in production volume of chargers.

Hardware—Cost of Goods Sold

Hardware—cost of goods sold increased by $27.2 million, or 49.3%, from $55.2 million during the fiscal year ended June 30, 2021, to $82.4 million during the fiscal year ended June 30, 2022, primarily attributable to an overall increase in volume of charges sold. The average cost of Stand Alone Chargers decreased by $108 per unit, or 0.4%, from $25,984 per unit during the fiscal year ended June 30, 2021, to $25,876 per unit during the fiscal year ended June 30, 2022. This decrease is due to efficiencies and volume discounts achieved by increased production. The average cost of Distributed Chargers decreased by $11,700 per site, or 8.1%, from $144,094 per site during the fiscal year ended June 30, 2021, to $132,394 per site during the fiscal year ended June 30, 2022. This decrease is due to efficiencies and volume discounts on input materials, achieved by increased production.

Service and Maintenance—Cost of Goods Sold

Service and maintenance—cost of goods sold increased by $0.9 million, or 31.5%, from $2.9 million during the fiscal year ended June 30, 2021, to $3.8 million during the fiscal year ended June 30, 2022. The increase was attributable to increased volume in services.

Segment Gross Profit (Loss)

Segment gross loss decreased by $1.6 million, or 82.1%, from a Segment gross loss of $1.9 million during the fiscal year ended June 30, 2021, to a Segment gross loss of $0.3 million during the fiscal year ended June 30, 2022.

Segment gross margin on hardware revenue increased from (3.0)% during the fiscal year ended June 30, 2021, to (1.9)% during the fiscal year ended June 30, 2022, representing a decrease to Segment gross loss of $0.1 million, from a Segment gross loss of $1.6 million during the fiscal year ended June 30, 2021 to a Segment gross loss of $1.5 million during the fiscal year ended June 30, 2022.

The increase in Segment gross margin on hardware revenue is primarily attributable an increase in Segment gross profit for Stand Alone Chargers of $1.2 million from ($1.0) million during the year ended June 30, 2021 to a segment gross profit of $0.2 million during the year ended June 30, 2022. The improved Segment gross margin on Stand Alone Chargers resulted from increased efficiencies, price increases and parts discounts from greater volumes.

The increase in Other sales also contributed to an increase of Segment gross profit of $0.1 million. The overall increase was offset by a decrease in Segment gross profit for Distributed Chargers of $1.2 million from ($0.7) million during the year ended June 20, 2021 to a segment gross profit of ($1.9) million during the year ended June 20, 2022.

Segment gross margin on service and maintenance revenue increased from (10.7)% during the fiscal year ended June 30, 2021, to 24.3% during the fiscal year ended June 30, 2022, representing an increase in Segment gross profit of $1.5 million, from a Segment gross loss of $0.3 million during the fiscal year ended June 30, 2021 to a Segment gross profit of $1.2 million during the year ended June 20, 2022.

The increase is primarily attributable to increased number of chargers in the field post warranty, and improvements in efficiencies of operations.

Selling, General and Administrative Expenses

SG&A expenses increased by $42.7 million, or 135.0%, from $31.6 million during the fiscal year ended June 30, 2021, to $74.3 million during the fiscal year ended June 30, 2022, primarily attributable to increases in stock based payment expenses (total of stock based employee benefits expense and cash settled stock based compensation expense) of $19.8 million, wages, salaries, and other employee benefits of $8.0 million due to an increase of 60 full-time equivalent employees, IT and communications expenses of $4.6 million, professional fees of $4.2 million, insurance costs of $2.7 million, occupancy costs of $2.7 million and other selling, general and administrative expenses of $1.8 million. The overall increase in SG&A expenses was offset by a decrease in depreciation expense of $0.7 million, other operating expense of $0.3 million and expected credit losses on trade receivables of $0.1 million.

Product Development Expenses

Product development expenses increased by $3.5 million, or 33.4%, from $10.5 million during the fiscal year ended June 30, 2021, to $14.0 million during the fiscal year ended June 30, 2022, primarily attributable to the employment of more engineers to expedite the launch of next generation products.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) expense increased by $2.8 million, or 193.0%, from $1.4 million during the fiscal year ended June 30, 2021, to $4.2 million during the fiscal year ended June 20, 2022, primarily attributable to the volume of transactions denoted in foreign currency.

Finance Costs

Finance costs increased by $9.3 million, or 106.2%, from $8.8 million during the fiscal year ended June 30, 2021, to $18.1 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in interest expense incurred in connection with the CIGNA Loan and CIGNA Refinance Loan as a result of an increased principal amount, which represented an increase of $3.2 million from $3.9 million for the year ended June 30, 2021 to $7.1 million for the year ended June 30, 2022. The increase is also attributable to interest expense incurred on the Convertible Notes of $3.7 million for the year ended June 30, 2021 to $7.8 million for the year ended June 30, 2022.

Transaction and Offering Related Fees

Transaction and offering related fees increased by $2.0 million, from $4.8 million during the fiscal year ended June 30, 2021, to $6.8 million during the fiscal year ended June 30, 2022, primarily attributable to fringe benefit tax expense of $5.7 million, which was triggered as a result of the modification of various loan funded share-based compensation plans as a result of the Business Combination, and other transaction and offering related fees of $1.0 million, offset by a $2.8 million decrease in legal fees and $1.9 million decrease in accounting and audit fees.

Fair Value Movements—Derivative

Losses on fair value movements—derivative increased by $3.8 million, from $5.9 million during the fiscal year ended June 30, 2021, to $9.7 million during the fiscal year ended June 30, 2022, primarily attributable to recognition of the warrant liabilities of $3.5 million and increase of $0.3 million associated with the exercise of the prepayment right for the CIGNA Loan.

Other Income

Other income decreased by $1.8 million, or 96.6%, from $1.9 million during the fiscal year ended June 30, 2021, to $0.1 million during the fiscal year ended June 30, 2022, primarily attributable to a decrease of $1.7 million in the Australian federal government’s “JobKeeper” COVID-19 pandemic response program funds received compared to the prior period and a $0.1 million decrease in other income.

Comparison of the Fiscal Year Ended June 30, 2021 to the Fiscal Year Ended June 30, 2020

The following table summarizes Tritium’s results of operations for the years ended June 30, 2021 and 2020.

	Year Ended June 30,		Period-over-Period Change Year Ended June 30, 2021 to 2020
	2021	2020

	(in thousands, except percentages)		Change ($)	Change (%)
Revenue
Service and maintenance revenue, external parties	$2,594	$5,489	(2,895)	(52.7)%
Service and maintenance revenue, related parties	1	2	(1)	(50.0)%
Hardware revenue, external parties	32,299	34,095	(1,796)	(5.3)%
Hardware revenue, related parties	21,263	7,383	13,880	188.0%

Total revenue	56,157	46,969	9,188	19.6%
Cost of goods sold (exclusive of depreciation)
Service and maintenance—cost of goods sold	(2,873)	(2,138)	(735)	34.4%
Hardware—cost of goods sold	(55,188)	(45,805)	(9,383)	20.5%
Total cost of goods sold	(58,061)	(47,943)	(10,118)	21.1%

Operating costs and expenses
Selling, general and administrative expense	(31,624)	(23,615)	(8,009)	33.9%
Product development expense	(10,521)	(9,548)	(973)	10.2%
Foreign exchange gain/(loss)	(1,436)	(231)	(1,205)	521.6%

Total operating costs and expenses	(43,581)	(33,394)	(10,187)	30.5%

Loss from operations	(45,485)	(34,368)	(11,117)	32.3%

Finance costs	(8,795)	(1,509)	(7,286)	482.8%
Transaction and offering related fees	(4,794)	—	(4,794)	—
Fair value movements—derivatives	(5,947)	—	(5,947)	—
Other Income	1,940	1,433	507	35.4%
Total other expense	(17,596)	(76)	(17,520)	23052.6%

Loss before income tax	(63,081)	(34,444)	(28,637)	83.1%

Income tax expense	(11)	—	(11)	—

Net (loss)	(63,092)	(34,444)	(28,648)	83.2%

Net (loss) per common share
Net (loss) attributable to common shareholders	(63,092)	(34,444)	(28,648)	83.2%
Basic and diluted—common shares	(0.58)	(0.33)	(0.25)	75.8%
Basic and diluted—class C shares	(0.58)	(0.33)	(0.25)	75.8%
Other comprehensive income (loss), net
Change in foreign currency translation adjustment	(136)	(600)	464	(77.3)%
Total other comprehensive income (loss), net	(136)	(600)	464	(77.3)%

Total comprehensive loss	$(63,228)	$(35,044)	(28,184)	80.4%

Revenue

Revenue increased by $9.2 million, or 19.6%, from $47.0 million during the year ended June 30, 2020 to $56.2 million during the year ended June 30, 2021, primarily attributable to an increase in hardware revenue of $12.1 million offset by a decrease in service and maintenance revenue of $2.9 million.

Hardware Revenue

Hardware revenue consists of revenue generated from the sale of EV chargers. We have three major product lines: Stand Alone Chargers, Distributed Chargers and Other. Total hardware revenue (external and related party) increased by $12.1 million, or 29.1%, from $41.5 million during the year ended June 30, 2020 to $53.6 million during the year ended June 30, 2021.

The number of Stand Alone Chargers sold increased by 35, or 5.0%, from 702 during the year ended June 30, 2020 to 737 during the year ended June 30, 2021. The average selling price of Stand Alone Chargers increased by $7,569, or 38.5%, from $19,682 during the year ended June 30, 2020 to $27,251 during the year ended June 30, 2021. This was due to the introduction of higher-powered Stand Alone Chargers in late 2020 which command a higher price.

A Distributed Charger site is based on a two-user unit configuration. Sales of Distributed Chargers decreased by 26 sites, or 9.8%, from 260 sites in 2020 to 234 sites in 2021. This was due to the fulfillment of a major Distributed Charger contract primarily in 2020 with a finalization in early 2021. The average selling price of Distributed Chargers increased by $35,411 or 33.3%, from $105,503 during the year ended June 30, 2020 to $140,914 during the year ended June 30, 2021. This was primarily due to the introduction of a new Distributed Charger product in 2021.

Service and Maintenance Revenue

Service and maintenance revenue decreased by $2.9 million, or 52.7%, from $5.5 million during the year ended June 30, 2020 to $2.6 million during the year ended June 30, 2021. During 2020, Tritium DCFC undertook the completion of a non-recurring, one-off upgrade contract of chargers in the field. Due to the one-off nature of the contract, it was not repeated in 2021 which contributed to a decrease of $4.7 million in service and maintenance revenue for the year ended June 30, 2021 compared to 2020. This $4.7 million decrease was offset by an increase in commissioning, repair, maintenance, training and extended warranties of $1.9 million from $0.6 million during the year ended June 30, 2020 to $2.5 million during the year ended June 30, 2021 primarily derived from new SLAs.

Cost of Goods Sold

Cost of goods sold increased by $10.1 million, or 21.1%, from $47.9 million during the year ended June 30, 2020 to $58.1 million during the year ended June 30, 2021 primarily attributable to an increase in production volume of charges.

Hardware—Cost of Goods Sold

Hardware—cost of goods sold increased by $9.4 million, or 20.5%, from $45.8 million during the year ended June 30, 2020 to $55.2 million during the year ended June 30, 2021, primarily attributable to an increase in the average cost of Stand Alone Chargers and Distributed Chargers.

The average cost of Stand Alone Chargers increased by $7,110, or 54%, from $13,183 during the year ended June 30, 2020 to $20,293 during the year ended June 30, 2021. This increase was due to the introduction of the high powered range of new chargers, which have higher manufacturing costs.

The average cost of Distributed Chargers increased by $34,092, or 48%, from $70,395 during the year ended June 30, 2020 to $104,486 during the year ended June 30, 2021. This was primarily due to the introduction of a new Distributed Charger product in 2021.

Service and Maintenance—Cost of Goods Sold

Service and maintenance—cost of goods sold increased by $0.7 million, or 34.4%, from $2.1 million during the year ended June 30, 2020 to $2.9 million during the year ended June 30, 2021. The increase is primarily attributable to a change in the mix of service and maintenance offered during the period with reduced non-recurring contract services which have lower service-related cost of goods sold with an increase in SLAs entered into during the year which have a higher associated service-related cost of goods sold.

Segment Gross Profit (Loss)

Segment gross loss increased by $0.9 million, or 95.5%, from a Segment gross loss of $1.0 million during the year ended June 30, 2020 to a Segment gross loss of $1.9 million during the year ended June 30, 2021, primarily attributable to the decreased Segment gross margin on service and maintenance revenue.

Segment gross margin on hardware revenue increased from (10.4)% during the year ended June 30, 2020 to (3.0)% during the year ended June 30, 2021, representing a decrease to Segment gross loss of $2.7 million, from a Segment gross loss of $4.3 million during the year ended June 30, 2020 to a Segment gross loss of $1.6 million during the year ended June 30, 2021, primarily attributable to an increase in Segment gross profit for Distributed Chargers of $3.7 million and increase in Segment gross profit for Other of $0.2 million from a Segment gross loss of $(0.03) million during the year ended June 30, 2020 to a segment gross profit of $0.1 million during the year ended June 30, 2021.

These increases were offset by a decrease in Segment gross profit for Stand Alone Chargers of $1.2 million from $0.1 million during the year ended June 30, 2020 to $(1.0) million during the year ended June 30, 2021.

The improved Segment gross margin on Distributed Chargers resulted from a combination of new products with more favorable margin.

Segment gross margin on service and maintenance revenue decreased from 61.1% during the year ended June 30, 2020 to (10.7)% during the year ended June 30, 2021, representing a decrease in Segment gross profit of $3.6 million. This decrease is attributable to the decrease in service and maintenance revenue to external parties for a non-recurring, one-off, high gross margin contract replaced by increased SLA contract service and maintenance revenue which has a lower gross margin.

Selling, General and Administrative Expenses

SG&A expenses increased by $8.0 million, or 33.9%, from $23.6 million during the year ended June 30, 2020 to $31.6 million during the year ended June 30, 2021, primarily attributable to increases in stock based payment expenses (total of stock based employee benefits expense and cash settled stock based compensation expense) of $8.4 million, depreciation expense of $1.1 million, wages, salaries, and other employee benefits of $0.2 million, expected credit losses on trade receivables of $0.3 million, IT and communications expenses of $0.2 million and insurance costs of $0.2 million . The overall increase in SG&A expenses was offset by a decrease in occupancy costs of $1.3 million due to receiving a lease incentive on the new test facility, sales and marketing costs of $0.1 million and travel, meal and accommodation expenses of $1.0 million due to the impacts of the COVID-19 pandemic.

Product Development Expenses

Product development expenses increased by $1.0 million, or 10.2%, from $9.5 million during the year ended June 30, 2020 to $10.5 million during the year ended June 30, 2021, primarily attributable to increases in product development project costs of $1.0 million.

Foreign Exchange Gain/(Loss)

Foreign exchange gain/(loss) expense increased by $1.2 million, or 521.6%, from $0.2 million during the fiscal year ended June 30, 2021, to $1.4 million during the fiscal year ended June 20, 2022, primarily attributable to the volume of transactions denoted in foreign currency.

Finance Costs

Finance costs increased by $7.3 million, or 482.8%, from $1.5 million during the year ended June 30, 2020 to $8.8 million during the year ended June 30, 2021, primarily attributable to a full year of interest expense incurred in connection with the CIGNA Loan, which represented an increase of $2.7 million from $1.2 million for the year ended June 30, 2020 to $3.9 million for the year ended June 30, 2021. Additionally, the increase is attributable to an increase in interest expense incurred on the Shareholder Loan Agreement of $0.4 million and on the Convertible Notes of $3.7 million incurred from $0.3 million and $0, respectively, for the year ended June 30, 2020 to $4.4 million for the year ended June 30, 2021. The remaining increase was attributable to an increase in borrowing expenses of $0.2 million to raise funding and finance costs of $0.2 million in providing settlement discount.

Transaction and Offering Related Fees

Transaction and offering related fees increased by $4.8 million, from $0 during the year ended June 30, 2020, primarily attributable to increases in accounting fees of $1.2 million, audit fees of $1.0 million and legal fees of $2.6 million in relation to the Business Combination.

Fair Value Movements—Derivative

Fair value movements—derivative increased by $5.9 million, from $0 during the year ended June 30, 2020, attributable to the recognition of the embedded derivative associated with the prepayment right for the CIGNA Loan. On December 7, 2021, we refinanced the CIGNA Loan and entered into a Senior Loan Note Subscription Agreement for a principal amount of $90.0 million (the “CIGNA Refinance Loan”). See “—Liquidity and Capital Resources—Sources of Liquidity—CIGNA Refinance Loan.”

Other Income

Other income increased by $0.5 million, or 35.4% from $1.4 million during the year ended June 30, 2020 to $1.9 million during the year ended June 30, 2021, primarily attributable to an increase in the Australian federal government’s “JobKeeper” program in response to the COVID-19 pandemic of $0.3 million and an increase in other income of $0.2 million, primarily attributable to an increase in sales to contractors.

Liquidity and Capital Resources

Sources of Liquidity

We are an early-stage growth business and have funded our business operations primarily with the issuance of equity and through borrowings, along with cash from operations. Our primary cash requirements are for inventory, general operating wages, product development expenses and infrastructure. Our short-term liquidity requirements and priorities are to fund the continued increase in manufactured goods, which will require larger volumes of inventory as orders increase in the normal course of business. Over the longer term, our liquidity requirements are expected to include the funding of new planned manufacturing facilities and their potential expansion, based on capacity needs and sales. We are exploring various options for additional post-closing financing to further expand our operational activities to meet customer demand. Due to the anticipated operating cash outflows for the next 12 months and the requirement under the CIGNA Refinance Loan that we maintain certain minimum liquidity levels, our ability to continue as a going concern is principally dependent upon the occurrence of one or more of the following: the successful and profitable growth of the business; our ability to meet our cash flow forecasts; and our ability to raise capital as and when necessary.

At June 30, 2022, Tritium had total stockholders’ deficit of $40.5 million and accumulated losses of $290.8 million, compared to total stockholders’ deficit of $64.0 million and accumulated losses of $163.1 million at June 30, 2021. Tritium incurred losses after tax of $127.7 million for the year ended June 30, 2022 and $63.1 million for the year ended June 30, 2021. As of June 30, 2022, Tritium had cash and cash equivalents of $70.8 million.

Cash and cash equivalents are held in USD, AUD, and EUR.

At June 30, 2021, Tritium had a total stockholders’ deficit of $64.0 million and accumulated losses of $163.1 million, compared to a total stockholders’ deficit of $3.9 million and accumulated losses of $100.0 million at June 30, 2020. Tritium incurred losses after tax of $63.1 million for the year ended June 30, 2021 and $34.4 million for the year ended June 30, 2020. As of June 30, 2021, Tritium had cash and cash equivalents of $6.2 million.

Tritium incurred operating cash outflows of $90.6 million for the fiscal year ended June 30, 2022. Operating cash outflows were $32.5 million for the fiscal year ended June 30, 2021 and $40.4 million for the fiscal year ended June 30, 2020.

At June 30, 2022, Tritium had external borrowing facilities totaling $88.3 million. External borrowing facilities totaled to $73.9 million as at June 30, 2021. The terms of the external borrowing facilities, specifically the interest-bearing liabilities, require that Tritium maintain minimum liquidity reserve levels. They also require the mandatory repayment of the borrowings upon the occurrence of certain events, such as a change in control event.

CIGNA Loan

On April 30, 2020, Tritium entered into a Senior Loan Note Subscription Agreement in connection with the CIGNA Loan, and entered into an extension in July 2021. As part of the refinance of the CIGNA Loan, $77.4 million was paid comprising the outstanding borrowings and a prepayment fee on February 1, 2022.

CIGNA Refinance Loan

On December 7, 2021, Tritium refinanced the CIGNA Loan for a principal amount of $90.0 million The CIGNA Refinance Loan becomes due on December 31, 2024 and is subject to certain financial covenants. Interest on borrowings from the CIGNA Refinance Loan accrues daily at a rate of 7.50% per annum and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date on which the CIGNA Refinance Loan is repaid in full) being payable on such date. The CIGNA Refinance Loan includes a commitment fee and establishment fee of 1% and 2.5%, respectively, of the lender’s commitment, and an exit fee of 2.5% of the principal amount.

The Borrowing are secured though the inventory value of Tritium as well as through the maintenance of minimum liquidity reserves. Total security provided on June 30, 2022 is $65.3 million (June 30, 2021: $40.6 million).

Shareholder Loan

Tritium entered into the Shareholder Loan with St Baker Energy Holdings Pty Ltd on May 5, 2020, under which Tritium borrowed an aggregate principal amount of $5.4 million. The outstanding balance of the Shareholder Loan at June 30, 2021 was $6.4 million.

The Shareholder Loan accrued interest at a rate of 11%. This accrued interest on the borrowing was capitalized into the balance of the Shareholder Loan and was repayable in full with the principal on the termination date of the agreement.

The borrowings under the Shareholder Loan was secured through the inventory value of Tritium.

Tritium repaid the outstanding loan payable to St Baker Energy Holdings Pty Ltd on May 11, 2022.

Convertible Notes

Tritium issued zero coupon mandatorily convertible notes to certain of Tritium’s existing shareholders in January 2021 and May 2021 with a subscription value of $32.6 million and a maturity date of 12 months from the date of issuance (the “Convertible Notes”). The notes were to be settled through the issuance of a variable number of ordinary shares equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance.

The notes contained a contingent acceleration clause upon the occurrence of a change in control event. Upon such an event, the notes were required to be settled on the same basis and same amount as would be required upon maturity. This acceleration feature was an ‘embedded derivative’ requiring recognition separate from the note liability. The fair value of the embedded derivative recognized was $0.9 million as of June 30, 2021. After recognition of the embedded derivative, the notes were accounted for at amortized cost, with the discount amortized in interest expense over the life of the notes.

In February 2022, the Convertible Notes converted to a variable number of ordinary shares of the Company, no par value (“Ordinary Shares”) equivalent to the face value of the notes determined by reference to the fair value of the shares at the redemption date less a 30% discount for the January 2021 issuance and a 20% discount for the May 2021 issuance. Once the shares were issued, the Convertible Notes ceased to exist. The Ordinary Shares issued upon conversion of the Convertible Notes represented approximately $45.8 million of the $1,200 million in rollover equity for Tritium Holdings shareholders.

National Australia Bank facility

Tritium Holdings entered into a bank facility with National Australia Bank on June 1, 2017 (the “NAB Facility”), which was reissued on January 24, 2021, and is used for credit cards, bank guarantees and other liabilities. The NAB Facility is a bank guarantee supported entirely by term deposits. Security for the NAB Facility borrowings is provided by term deposits of $1.0 million. The total facility limit is $5.5 million, of which a total of $3.3 million was unused at June 30, 2022. The Standby Letter of Credit included in the NAB Facility as of June 30, 2022, incurs a facility fee of 1.5% payable in advance. Tritium Australia holds an equal and offsetting term deposit with the National Australia Bank which receives 0.05% interest per annum. Tritium Holdings considers the NAB Facility an off-balance sheet arrangement. The NAB Facility was not repaid in connection with the Business Combination.

Long-Term Liquidity Requirements

Tritium’s liquidity risks include that it will encounter difficulty in meeting its financial obligations as they become due (see also Note 1 to our consolidated financial statements as of and for the years ended June 30, 2022, 2021 and 2020 included elsewhere in this document for additional information). This risk gives rise to substantial doubt about the Tritium Group’s ability to continue as a going concern for one year from the filing date of this document.

The Company has implemented the following actions to address its short-term and long-term liquidity needs:

As a result of the Business Combination, the Company incurred $28.3 million in transaction costs, consisting of banking, legal, and other professional fees, of which $16.7 million was recorded as a reduction to additional paid-in capital of proceeds and the remaining $11.6 million was expensed in the consolidated statements of operations. These capital commitment are due to be paid at varying intervals between December 2022 and June 2023.

During the fiscal year ended June 30, 2022, working capital funding was secured with the CIGNA Refinance Loan which provided an additional $29.0 million of funds for a principal amount of $90.0 million, with the funds received in July 2021. As of June 30, 2022 the loan was fully utilized and Tritium had a cash balance of $70.8 million.

On September 2, 2022, the existing $90 million CIGNA Refinance Loan was refinanced to provide an additional $60 million facility, taking the total facility to $150 million (“Facility A”) pursuant to the Senior Loan Note Subscription Agreement (the “LNSA”) with HealthSpring Life & Health Insurance Company, Inc, Cigna Health and Life Insurance Company, Barings Target Yield Infrastructure Debt Holdco 1 S.À R.L., Martello Re Limited and REL Batavia Partnership, L.P (the “Facility A Lenders”). The LNSA has a 3-year term and 8.5% cash coupon rate which is supplemented with the issuance, to the lenders or their affiliates, of warrants for the purchase of ordinary shares in Tritium. The LNSA includes an accordion mechanism by which Tritium Pty Ltd may, subject to certain conditions, seek commitments from any Facility A Lender or any of their respective nominees for a single additional USD term loan of up to $10.0 million in aggregate on equivalent terms to Facility A (once committed, such loan being the “Accordion Facility”) which is to be utilized only after Facility A has been fully drawn. The effective date under the Accordion Facility must occur by 30 days from (and including) the first Utilisation Date (as defined in the LNSA) under Facility A. Facility A and, if committed and made available, the Accordion Facility both become due 36 months after the first Utilisation Date for Facility A. The debt funding under the LNSA is subject to certain financial covenants. Interest on borrowings for each Facility under the LNSA is subject to an interest rate of 8.50% per annum and accrued interest is payable quarterly, with any accrued but unpaid interest outstanding on the termination date thereof (or earlier date that the Facility (or Facilities, as applicable) under the LNSA are repaid) being payable on such date. The LNSA includes an exit fee in an amount equal to 2.5% of the principal amount of each loan note that is being repaid or prepaid.

Additionally, on September 2, 2022 Tritium entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”) to sell to B. Riley Principal Capital II up to $75,000,000 in aggregate gross purchase price of newly issued shares of the Company’s Ordinary Shares, from time to time during the term of the Purchase Agreement. Sales of Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Long-term risks to liquidity also include requirements to purchase inventory if demand outpaces forecast, or if supply chain conditions continue to disrupt inventory management. Additional capital expenditure may be required to establish local production facilities in the future and to maintain general operations.

We manage our liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash outflows required in the day-to-day business. Funding for long-term liquidity needs is secured by committed debt facilities and potential future fundraising through extension of existing credit facilities, entry into new credit facilities and/or sales of our equity or debt securities. Additionally, we expect to be able to raise funds through cash exercises of our Warrants.

While we have recently secured additional funding of $60.0 million though the refinancing of the CIGNA Refinance Loan and the ability to sell up to $75.0 million in Ordinary Shares though the committed equity facility established with B. Riley Principal Capital II, we will need to raise additional capital through loans or additional investments, including through issuance of securities. If we are unable to raise additional capital, we may be required to take measures to conserve liquidity, which could include curtailing operations and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, or at all. Sales of a substantial number of Ordinary Shares and/or Warrants in the public market by selling securityholders and/or by our other existing securityholders, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and Warrants.

Should we be unable to continue as a going concern, we may be required to realize our assets and extinguish our liabilities other than in the ordinary course of business, and at amounts that differ from those stated in our consolidated financial statements included elsewhere in this document.

For the Fiscal Year Ended June 30, 2022 and 2021

Cash Flows

The following table sets forth a summary of Tritium’s cash flows for the fiscal year ended June 30, 2022 and 2021.

	Year Ended June 30,
	2022 $’000	2021 $’000

	(in thousands)
Net cash (used in) provided by:
Operating activities	(86,840)	(32,460)
Investing activities	(7,023)	(2,572)
Financing activities	159,004	33,367

Net increase (decrease) in cash and cash equivalents	65,141	(1,665)

Net Cash Used in Operating Activities

Net cash used in operating activities increased by $54.4 million, or 62.6%, from $32.5 million during the fiscal year ended June 30, 2021, to $86.8 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in net loss after income tax adjusted for non-cash items of $36.7 million. Additionally, net cash used in operating activities increased by $17.7 million, primarily attributed to an increase in working capital balances.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $4.5 million, or 63.4%, from $2.6 million during the fiscal year ended June 30, 2021, to $7.0 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in payments for property, plant, and equipment.

We intend to grow operations globally to full-scale manufacturing facilities, particularly with investment in our new facility in the United States. To the extent we execute on this contemplated manufacturing expansion, we expect our Net cash used in investing activities to increase as a result.

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $125.6 million, or 79.0%, from $33.4 million during the fiscal year ended June 30, 2021, to $159.0 million during the fiscal year ended June 30, 2022, primarily attributable to an increase in net proceeds from the issuance of shares of $109.3 million, proceeds from the issuance of warrants of $26.6 million, and net proceeds from borrowings of $36.3 million, offset by an increase in the repayment of related party borrowings of $6.4 million, a decrease in the net proceeds from the issuance of Convertible Notes of $33.4 million, and an increase in payments to related parties of $6.8 million for waiver of options held by them.

For the Fiscal Years Ended June 30, 2021 and 2020

The following table sets forth a summary of Tritium’s cash flows for the years ended June 30, 2021 and 2020.

	Year Ended June 30,
	2021 $’000	2020 $’000

	(in thousands)
Net cash (used in) provided by:
Operating activities	(32,460)	(40,436)
Investing activities	(2,572)	(1,309)
Financing activities	33,367	48,302

Net increase (decrease) in cash and cash equivalents	(1,665)	6,557

Net Cash Used in Operating Activities

Net cash used in operating activities decreased by $8.0 million, or 19.7%, from $40.4 million during the year ended June 30, 2020 to $32.5 million during the year ended June 30, 2021, primarily attributable to a decrease in working capital of $12.3 million. The decrease in net cash used in operating activities is offset by an increase in net loss after income tax adjusted for non-cash items of $4.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $1.3 million, or 96.5%, from $1.3 million during the year ended June 30, 2020 to $2.6 million during the year ended June 30, 2021, primarily attributable to an increase in payments for property, plant and equipment of $1.3 million.

We intend to grow operations globally, particularly with investment in new production facilities in the United States. To the extent we execute on this contemplated manufacturing expansion, we expect our Net cash used in investing activities to increase as a result.

Net Cash Provided by Financing Activities

Net cash provided by financing activities decreased by $14.9 million, or 30.9%, from $48.3 million during the year ended June 30, 2020 to $33.4 million during the year ended June 30, 2021, primarily attributable to decreases in net proceeds from the issuance of shares of $23.7 million, net proceeds from borrowings and related transaction costs of $19.5 million and proceeds from related party borrowings of $5.2 million offset by an increase in the net proceeds from the issue of Convertible Notes of $33.4 million.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of Tritium’s financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Tritium to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Tritium’s estimates are based on its historical experience and on various other factors that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While Tritium’s significant accounting policies are described in more detail in Note 1 to its consolidated financial statements included elsewhere in this document, it believes the following accounting policies and estimates to be most critical to the preparation of its consolidated financial statements.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Revenue Recognition

Revenue From Contracts with Customers

Revenue is recognized when or as the control of the goods or services is transferred to the customer. Depending on the terms of the contract, control of the goods or services may be transferred over time or a point in time. If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards satisfying the performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Sale of Hardware Revenue

We generate revenue from the sale of EV chargers. Our contracts with customers include distinct performance obligations relating to the sale of goods and other related services. The overall contract price is allocated to the distinct performance obligations based on the relative standalone selling price. Revenue from sale of EV chargers is recognized at a point in time when we transfer control of the goods to the customer.

We also provide for standard warranty rights for general repairs for either two or three years on all EV chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when we transfer control of the goods to a customer.

Rendering of Services Revenue

We generate revenue from services related to commissioning, repair, maintenance, and training. Generally, revenue related to rendering of services is recognized when the service has been provided, either over time or at a point in time. We recognize the material portion of revenue from services when the service is delivered. However, if the service is performed over a period of time and the outcome can be reliably estimated, we use the stage of completion of the services based on an input method (e.g., costs incurred) to determine the appropriate level of revenue to be recognized in the period.

We offer an extended warranty to our customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and, after the standard warranty expires, recognized over the period in which the service is provided based on the time elapsed.

Bill-and-Hold Arrangements

In certain circumstances, our customers may request us to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether we:

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	do not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, we are required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and we have the right to bill the customer.

For the years ended June 30, 2022, 2021 and 2020, the percentage of total revenue recognized under bill-and-hold arrangements was 16%, 4% and 15%, respectively.

Contracts with customers may include more than one performance obligation. For such arrangements, we allocate the contract price to each distinct performance obligation based on the relative standalone selling price. All revenue is stated net of the amount of taxes. The specific recognition criteria described below must also be met before revenue is recognized.

Costs to Obtain a Contract

Costs to obtain a contract consists mainly of commissions paid to our sales personnel. As contract costs related to sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred.

Contract Liabilities

A contract liability balance typically arises due to allocation of a part of the consideration received to unsatisfied performance obligations, including extended warranty obligations under revenue contracts. Contract liabilities also arise due to the receipt of advances from customers, prior to satisfaction of performance obligations.

Tritium’s balance sheet includes customer advances and unearned revenue as contract liabilities.

Grant Income

During the fiscal years ended June 30, 2022 and 2021, Tritium received Grant income in the form of government incentives from the “JobKeeper” program, an Australian federal government program aimed at supporting companies during the COVID-19 pandemic. Grant income is recognized in the Consolidated Statement of Operations and Comprehensive Loss when Tritium is entitled to the grant, it can be measured reliably, and it is probable that the economic benefits gained from the grant will be received. It is recognized as a liability until these conditions have been met. Government grants received by us are typically for the reimbursement of expenses incurred.

Leases

We lease a number of office and warehouse facilities for our operations, most of which are operating leases. We did not have any material finance lease arrangements during the years ended and at June 30, 2022 and 2021.

Tritium as Lessee

We assess whether a contract is or contains a lease at the inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time and obtain all of the output of that asset, in exchange for consideration. In such instances, we recognize a right-of-use asset and a corresponding lease liability with respect to all lease agreements, except for short-term leases. For these leases, we recognize the lease payments as an operating expense on a straight-line basis over the term of the lease, unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Measurement and Presentation of Lease Liability

For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. Tritium has elected to account for lease and non-lease components as a single lease component. Therefore, the lease payments used to measure the lease liability include the fixed consideration in the contract. Key estimates and judgments include determination of the lease term of contracts with renewal and termination options and determination of discount rates. Further details on key estimates and judgements are outlined elsewhere in this section captioned “Critical Accounting Policies and Estimates.”

Lease liabilities are separately disclosed on the Consolidated Statement of Financial Position. Liabilities which will be repaid within twelve months are recognized as current and liabilities which will be repaid in excess of twelve months are recognized as non-current liabilities.

Lease liabilities are measured over time by reducing the balance to reflect the principal lease repayments made and increasing the carrying amount by the interest on the lease liability. Tritium is required to remeasure a lease liability and make an adjustment to the right of use asset in the following instances:

•

the term of the lease has been modified or there has been a change in Tritium’s assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

a lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

•

the lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Measurement and Presentation of Right-of-Use Assets

The right-of-use assets recognized by Tritium comprise the initial measurement of a related lease liability and any lease payments made at or before the commencement of the contract, less any lease incentives received and any direct costs. Costs incurred by Tritium to dismantle the asset, restore the site or restore the asset are included in the cost of the right-of-use asset.

Any remeasurement of a lease liability is also applied against the right-of-use asset value.

Extension Options

The lease term for Tritium’s leases includes the non-cancelable period of the lease plus any additional periods covered by either Tritium’s option to extend (or not to terminate) the lease that Tritium is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Loans and Debt Securities

Loans and debt securities issued are recognized on the date when they originate, at fair value. All other financial liabilities are initially recognized on the trade date. Tritium derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. If a loan or debt security contains an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, the loans or borrowings are classified as non-current.

Finance cost includes all interest-related expenses.

Finance Costs

Finance costs are recognized as expenses in the period in which they are incurred.

Finance costs include interest on borrowings using the effective interest method and amortization of discounts or premiums related to borrowings. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Derivative Instruments

Tritium recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Tritium evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in Tritium’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability, and the change in fair value during the reporting period is recorded in other income (expense) in the Consolidated Statement of Operations and Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

Warranties

We provide a manufacturer’s standard warranty on all EV chargers sold. Tritium recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to Tritium’s history of warranty claims.

Tritium considers the standard warranty to be an assurance of the quality of the EV charger rather than a provision of incremental service to customers, and therefore not a separate performance obligation.

We also offer extended warranty services in addition to the standard warranty. The extended warranty is considered an incremental service provided to customers and is therefore a separate performance obligation distinct from other promises that should be accounted for in accordance with ASC 606, “Revenue from Contracts with Customers.”

Tritium also recognizes a provision for future extended warranties measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period.

The portion of the warranty provision expected to be incurred within the next twelve months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statement of Operations and Comprehensive Loss.

Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach and is net of any rebates or discounts received.

The costs of inventory included in the Consolidated Statement of Operations and Comprehensive Loss includes overhead costs directly attributable to manufacture, raw materials purchases, associated freight and labor costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account recent sales experience, aging of inventories and other factors that affect inventory obsolescence. There was no material provision for impairment recognized as of June 30, 2022 and 2021.

Employee Benefits

Liabilities related to employee benefits which are not due to be settled within twelve months are discounted at period end using rates which most closely match the terms of maturity of the related liabilities. Employee benefits expected to be settled more than one year after the end of the reporting period are measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that employees may satisfy vesting requirements.

Wages, Salaries, Annual and Long Service Leave

The provision for employee entitlements to wages, salaries and annual and long service leave represents the amount which Tritium has a present obligation to pay resulting from employees’ services provided up to the reporting date. Provisions are calculated based on expected wage and salary rates and include related costs. In determining the liability for employee entitlements, consideration is given to estimated future increases in wage rates, and historical rates of staff departures.

Superannuation

Defined contribution superannuation plans exist to provide benefits for eligible employees or their dependents. Contributions by Tritium are expensed to the Consolidated Statement of Operations and Comprehensive Loss as incurred.

Annual Bonus

Tritium recognizes a liability for bonuses based on a formula that takes into consideration the specific performance indicators outlined in employee contracts. Tritium recognizes a liability where it is contractually obligated to pay an amount under the bonus plan or where there is a past practice that has created a constructive obligation.

Termination

Termination benefits are recognized as an expense when Tritium is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if Tritium has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Stock-Based Compensation

Employees of Tritium receive remuneration in the form of stock-based arrangements, whereby employees render services as consideration for equity instruments under Tritium Holdings’ Loan Funded Share Plan (“LFSP”), either cash or share settlement under Tritium Holdings’ Shadow Equity Plan (“SEP”), or equity instruments under the Long-Term Incentive Plan (“Incentive Plan”)

Awards issued under the LFSP and Incentive Plan are equity-settled arrangements and are measured at the fair value of the awards at the grant date.

For the LFSP, a Black-Scholes model is utilized to estimate the fair value of the expense incurred. Tritium recognizes this stock-based compensation expense at the grant date as there are no service conditions attached to LFSP.

For the Incentive Plan, the fair value of the award is based on the weighted average listed price of Tritium’s Ordinary Shares prior to the grant date. Where the service period has commenced prior to the grant date, an estimate of the fair value of the award has been determined to record the requisite expense. Tritium recognizes share-based compensation over the period during which an employee is required to provide a service in exchange for the award.

Awards issued under the SEP contain service conditions and, prior to the Business Combination, were considered cash-settled awards. Tritium Holdings initially measures the cash-settled transactions with employees at fair value using a Black-Scholes model to determine the fair value of the liability incurred. Tritium recognizes cash-settled transactions as a liability on the award grant date and records related compensation expense over the requisite service period if the performance condition is probable. Subsequent to the Business Combination, Tritium’s board of directors made a determination that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares, and settled awards through the issuance of Ordinary Shares. See “Executive Compensation—Shadow Equity Scheme.”

For stock-based compensation, the expense is measured at the grant date, based on the fair value of the award (considering the market conditions), and then recorded over the requisite service period if the performance condition is probable. Historically, Tritium considered the price per share paid by investors in Tritium’s private financings, among other factors, to determine the fair value of the Ordinary Shares at the time of the grant included in the Black-Scholes model. Additionally, in applying the Black-Scholes model, Tritium assessed the implied volatility utilized by estimating based on similar publicly traded peer companies (as it has no company-specific performance measures). Further details as to the inputs into the fair value of the respective grants are outlined in Note 23 to Tritium’s consolidated financial statements included elsewhere in this document.

As stated above, for awards that contain service conditions, Tritium recognizes stock-based compensation over the period during which an employee is required to provide a service in exchange for the award. For settlement of cash-settled stock-based compensation, the liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in the expected settlement amounts recognized in comprehensive loss as a stock-based compensation expense over the period during which an employee is required to provide service in exchange for the award. This requires a reassessment of the estimates used at the end of each reporting period.

The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted during each of the periods presented:

	Year ended June 30,
	2022	2021	2020
Expected volatility	60%	60%	40%
Risk-free interest rate	1.56%	1.59%	2.18%
Dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	0.5	1.50	2.5

Fair value inputs of stock-based compensation after the Business Combination

For the issuance of stock based compensation post January 13, 2022, the fair value of the underlying ordinary shares was considered to be the grant date fair value, which has been calculated using the below inputs:

Expected Volatility

Tritium estimates its expected share volatility based on the historical volatility of its own traded share price. Where insufficient history exists, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies

Dividend Yield

Expected dividend yield is based on the fact that Tritium has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

Risk Free Interest Rate

The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of an award grant for time periods approximately equal to the expected term of the award.

Expected Term

The expected term of share options has been determined based on an assessment of the estimates of when employees would either exercise or an entitlement event would occur.

Common Stock Valuation

The weighted average exercise price is equal to the weighted average stock price at the date of grant.

Fair value inputs of stock-based compensation prior to the Business Combination

For issuance of stock-based compensation between July 1, 2019 and February 19, 2021, the fair value of the underlying ordinary shares considered the price per share paid by investors in Tritium’s private financings. In establishing the price to be paid by investors in its private financings, Tritium considered in part an external valuation report of an independent third-party valuation firm as of June 30, 2018 in addition to other factors, including:

•	Tritium’s actual and expected operating and financial performance;

•	likelihood of Tritium achieving a liquidity event;

•	market multiples of comparable companies in Tritium’s industry;

•	Tritium’s stage of development;

•	illiquidity of share-based awards involving securities in a private company;

•	industry information, such as market size and growth; and

•	macroeconomic conditions.

Based on the factors described above, Tritium established a price of A$4.44 per share to be paid by investors in its private financings. This valuation utilized a comparable company analysis, the transaction method and an income approach. After considering the price paid by investors, and the external valuation report and other factors described above, Tritium also determined A$4.44 to be the fair value of the underlying ordinary shares for stock-based compensation issued between July 1, 2019 and February 19, 2021.

There were no issuances under the LFSP or SEP after February 19, 2021.

On June 30, 2021, a reassessment of equity value was completed, taking into account the terms, conditions and uncertainties of the Business Combination Agreement.

Prior to the execution of the draft non-binding letter of intent delivered by DCRN on February 16, 2021 (the “LOI”), Tritium Holdings considered the factors described above to determine the fair value of the underlying ordinary shares, which was used as an input to then determine stock compensation expense. After execution of the LOI, and due to the proximity to the expected Business Combination, the terms of the LOI (adjusted for conditions, uncertainties and risk contingencies) were considered a more appropriate basis for the valuation of equity. For remeasurement of the outstanding liability of Tritium’s stock-based compensation as of June 30, 2021, the fair value of the underlying ordinary shares was determined based on pricing terms indicated in the Business Combination Agreement, as adjusted for uncertainties and other management assumptions. This approach resulted in a share valuation of A$20.94. A Black-Scholes model was then applied in determining the stock-based compensation for the period ended June 30, 2021.

Contributing factors to the increased share valuation at June 30, 2021 include:

•

Between January 1, 2021 and June 30, 2021, Tritium Holdings successfully certified and completed initial production runs for its new product, the RTM75. These activities resulted in a significant de-risking of this new product, the first of the new MSC product range. These products have modular components and are scalable, giving customers the opportunity to increase the power of the charger by buying more modules rather than replacing the whole charger. A large percentage of the increased sales highlighted below are for this new generation of product.

•

Considerable increase in demand for Tritium Holdings’ products. In the second half of calendar year 2021, sales were approximately $54.5 million, compared to approximately $18.0 million in the first half of calendar year 2021.

•	Significant further growth and investment in the EV sector, including:

•	Continued growth in EV sales globally.

•	The unveiling of the Biden Administration’s American Jobs Plan in 2021, which included provisions for potential significant U.S. government investment in public charging infrastructure.

•

Significant probability that the Business Combination would be approved by Tritium Holdings and DCRN shareholders, as well as the removal of certain discounts previously attributed to risks around due diligence, regulatory approvals and other uncertainties related to the Business Combination.

Income Taxes

Tritium’s income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Tritium recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is more likely than not to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Tritium records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. Tritium did not incur any material interest and penalties in the years ended June 30, 2022, 2021 and 2020. Tritium does not have any material uncertain tax positions during these periods.

Allowance for Credit Losses

The allowance for credit losses represents Tritium’s estimate of the expected lifetime credit losses inherent in Accounts receivable as of the balance sheet date. The adequacy of Tritium’s allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect the selling general and administrative expenses on our consolidated income statements and the allowance for credit losses contained within Tritium’s Accounts receivable, net on our consolidated balance sheets. See Note 8 to Tritium’s audited consolidated financial statements included elsewhere in this document for information regarding allowance for credit losses.

Nature of Estimates Required

Tritium reviews all debtors considering historical default rates and forward-looking information. Tritium notes that there have not been any material defaults in preceding years, and in completing its review, considered external information, including:

•	Consideration of changes in economic conditions including possible issues related to the COVID-19 pandemic;

•	Consideration of significant adverse changes in the operations of customers that would indicate increased risk;

•	Consideration of any significant changes in the regulatory, economic, or technological environment of customers that may result in an increase to the underlying default risk;

•	Consideration of any change in payment patterns by major customers; and

•	Consideration of credit risk of new customers.

Assumptions and Approach Used

Tritium’s allowance for credit losses is based on its assumptions regarding the probability of default of a customer given the period for which a receivable is overdue.

Sensitivity Analysis

Changes in the probability of default given Tritium default assumptions would affect the allowance for credit losses. The effect of the indicated increase/decrease in the assumptions is as follows (in millions):

Assumption	Change	Increase/Decrease
Probability of default (lifetime)	+/-10%	$0.03/($0.03)

Provision for Impairment of Inventories

Nature of Estimates Required

The provision for impairment of inventories assessment requires a degree of estimation and judgement.

Assumptions and Approach Used

The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 9 to Tritium’s consolidated financial statements included elsewhere in this document for information regarding provision for impairment of inventories.

Warranty Provision

Nature of Estimates Required

Tritium provides manufacturer’s standard warranty on all EV chargers sold and offers extended warranty services separately from the standard warranty. Tritium has recognized a warranty provision on the basis that it is probable an outflow of cash or other economic resources will be required to settle the provision.

Assumptions and Approach Used

The provision is measured at the amount Tritium would rationally pay to settle the obligation at the end of the reporting period. Risks and uncertainties are taken into account in measuring a provision.

Due to the uncertainty and potential volatility of the factors used in establishing our estimates, changes in our assumptions could materially affect our financial condition and results of operations. See Note 18 to our consolidated financial statements included elsewhere in this document for information regarding warranties.

Assumption	Change	Increase/Decrease (in millions)
Number of Months of Warranty remaining (based on charges sold and warranty lapsing)	+-10%	$0.6/(0.6)
12 month average cost of Warranty repair	+-5%	$0.3/(0.3)

Income Taxes

Nature of Estimates Required

We must make estimates and apply judgment in determining the provision for income taxes for financial reporting purposes. We make these estimates and judgments primarily in the following areas: (i) the calculation of tax credits, (ii) the calculation of differences in the timing of recognition of revenue and expense for tax reporting and financial statement purposes, as well as (iii) the calculation of interest and penalties related to uncertain tax positions. Changes in these estimates and judgments may result in a material increase or decrease to our tax provision, which would be recorded in the period in which the change occurs net of an existing full valuation allowance.

Assumptions and Approach Used

Tritium’s income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment, which is completed on a taxing jurisdiction basis, takes into account various types of evidence, including the following:

•

Nature, frequency, and severity of current and cumulative financial reporting losses. A pattern of objectively measured recent financial reporting losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the three-year period ending with the current quarter to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations;

•

Sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively verifiable positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and

•

Tax planning strategies. If necessary and available, tax planning strategies could be implemented to accelerate taxable amounts to utilize expiring carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

We record a valuation allowance equal to the excess of the balance of deferred tax assets over the balance of deferred tax liabilities in each individual jurisdiction applicable. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions, and future tax planning and the related effects on our cash and liquidity position. Accordingly, our valuation allowances may increase or decrease in future periods. See Note 6 to Tritium’s consolidated financial statements included elsewhere in this document for information regarding income taxes.

Share-based Payment Transactions

Employees of Tritium receive remuneration in the form of stock-based arrangements under the LFSP, SEP and LTIP, as mentioned in the section entitled “— Stock-Based Compensation”.

Nature of Estimates Required

Estimating the fair value for share-based payment transactions requires a determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a determination of the most appropriate inputs to the valuation model, including the expected life of the share option or appreciation right, volatility and dividend yield and assumptions made.

Assumptions and Approach Used

Tritium uses a Black-Scholes model to measure the fair value of share-based payment transactions. Refer to the section entitled “—Stock Based Compensation” included elsewhere in this document for more information on the assumptions and approach used for valuation of share based payment transactions.

Sensitivity Analysis

The table below estimates the effect on share based payment expense of higher/lower assumptions (in millions):

Assumption	Change	Increase/Decrease – Incentive Plan expense	Increase/Decrease – ESS expense
Expected volatility	+/-10%	$0.47/($0.47)	$0.16/($0.16)
Risk-free interest rate	+/-0.5%	$0.02/($0.02)	$0.00/($0.00)

The LFSP and Incentive Plan are considered equity-settled arrangements, and the SEP has historically been considered a cash-settled arrangement. However, subsequent to the Business Combination, Tritium’s board of directors determined that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares, and now expects to settle awards through the issuance of Ordinary Shares. See the section entitled “Executive Compensation—Shadow Equity Scheme.” See also Note 23 to Tritium’s consolidated financial statements included elsewhere in this document for information regarding share-based payments.

Useful Lives of Assets

Nature of Estimates Required

Tritium determines the estimated useful life and related depreciation charges for its property, plant and equipment and useful lives could change significantly as a result of technical innovations or other events. Depreciation charges will increase if useful lives are shorter than previously estimated , or if assets become technically obsolete. Non-strategic assets that have been abandoned or sold will be written off or written down. Estimating useful lives involves an estimate of timing of obsolescence and technological advances of assets.

Sensitivity Analysis

The table below estimates the effect on depreciation expense of higher/lower assumptions (in thousands):

Assumption	Change	Increase/Decrease – depreciation expense
Useful life – plant and equipment	+/-2 years	$292/ ($292)

See Tritium’s consolidated financial statements as of and for the years ended June 30, 2022, 2021 and 2020, included elsewhere in this document for information regarding useful lives and depreciation.

Fair Valuation of Warrant Liabilities

Nature of estimates required

Tritium is required to determine the fair value of the public and private warrant liabilities based on the fair value of traded warrants.

Sensitivity Analysis

The table below estimates the effect on warrant expense of higher/lower assumptions (in thousands)

Assumption	Change	Increase/Decrease – Derivative Fair value movement
Change in share price	+/-10%	$0.93 ($0.93)

Lease Liabilities

For operating leases, the lease liability is measured at the present value of the unpaid lease payments at the lease commencement date. Tritium has several lease contracts that include extension and termination options.

Nature of Estimates Required

Tritium applies judgement in evaluating whether it is reasonably certain to exercise the option to renew or terminate a lease. After the commencement date, Tritium reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise an option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization of the leased asset). An additional key estimate and judgment is the determination of the discount rate. ASC 842, “Leases” requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.

Assumptions and Approach Used

Tritium includes the renewal period as part of the lease term for leases of property, plant and machinery with shorter noncancelable periods (e.g., three to five years). Tritium typically exercises its option to renew for these leases because there would be a significant negative effect on production if a replacement asset was not readily available. The renewal periods for leases of plant and machinery with longer noncancellable periods (e.g., 10 to 15 years) are not included as part of the lease term, as such renewal options are not reasonably certain to be exercised. In addition, the renewal options for leases of motor vehicles are not included as part of the lease term because motor vehicles are typically not leased for more than five years and therefore renewal options are not exercised. Furthermore, the periods covered by termination options are included as part of the lease term only when they are reasonably certain not to be exercised.

Generally, Tritium cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs.

Therefore, Tritium generally uses its incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that Tritium would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

Sensitivity Analysis

The table below estimates the effect on finance costs of higher/lower assumptions (in thousands):

Assumption	Basis point change	Increase/Decrease in finance cost
Change in discount rate	+/-100 bps	$883/($883)

Recent Accounting Pronouncements

See Note 1 to Tritium’s consolidated financial statements included elsewhere in this document for more information regarding recently issued accounting pronouncements.

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments are effective for fiscal years beginning after December 15, 2021, and affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings per share computation. We are currently assessing the impact of adopting this standard on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-06 for fiscal years beginning after December 15, 2023.

In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310—20, Receivables—Non-refundable Fees and Other Costs,” which is effective for fiscal years beginning after December 15, 2020. The amendments clarify the FASB’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. We are currently assessing the impact of adopting this standard on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-08 for fiscal years beginning after December 15, 2021.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements.” The purpose of these amendments is to make minor updates to the codification for technical corrections such as conforming standards, clarifications of guidance and simplifications to wording or structure of guidance, among other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this update on our financial statements. We expect to apply the exemption available under Section 7(a)(2)(B) of the Securities Act and adopt ASU 2020-10 for fiscal years beginning after December 15, 2021.

In May 2021, the FASB issued Accounting Standards Update (“ASU 2021-04”) “Earnings Per Share (Topic 260)”and is effective for fiscal years beginning after December 15, 2021. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. We are currently assessing the impact of adopting this standard on our consolidated financial statements.

In October 2021, the FASB issued Accounting Standards Update (“ASU 2021-08”) “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” and is effective for fiscal years beginning after December 15, 2022. This amendment requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. We are currently assessing the impact of adopting this standard on our consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires entities to disclose annually its transactions with a government accounted for by applying a grant or contribution accounting model by analogy. The disclosure requirement includes information about the nature of the transactions and the related accounting policy used to account for the transactions, the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line, and significant terms and conditions of the transactions, including commitments and contingencies. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early application is permitted. We do not expect the adoption of the guidance to have a material impact on our consolidated financial statements and disclosures.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

We are exposed to foreign currency risk related to our revenue and operating expenses denominated in currencies other than USD. Tritium’s functional currency is USD, and our subsidiaries have AUD, EUR and GBP functional currencies.

The assets and liabilities of our company with functional currencies other than USD are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the reporting period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in shareholders’ deficit.

Net loss attributable to common stockholders is recognized in the Consolidated Statement of Operations and Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, we determine the functional currency. Items included in the financial statements of each entity are measured using that functional currency. We use the step-by-step method of consolidation.

We do not enter into financial instruments to hedge our foreign currency exchange risk, but we may in the future.

See Tritium’s accompanying consolidated financial statements as of and for the years ended June 30, 2022, 2021 and 2020 included elsewhere in this document, including Note 1 thereto, for more information on foreign currency translation adjustments.

Inflation Risk

Inflation has increased the cost of our products. This has been offset by favorable foreign exchange rates and an increase in our sales price. We do not believe, however, that currently inflation has had a material effect on our business, financial condition or results of operations.

Changes in Internal Control Over Financial Reporting

Other than disclosed below, there has been no change in the Company’s internal control over financial reporting during the fiscal year ended June 30, 2022, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Internal Control Over Financial Reporting

In connection with the preparation and audit of Tritium’s consolidated financial statements as of June 30, 2022 and 2021 and for the years ended June 30, 2022, 2021 and 2020, material weaknesses were identified in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Tritium’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses referenced above are described below:

•

Lack of appropriately designed, implemented and documented procedures and controls at both entity level and process level to allow for Tritium to achieve complete, accurate and timely financial reporting. This is pervasive across the entity-level and each of the key business processes, including controls over the preparation and review of account reconciliations and journal entries, revenue recognition processes, inventory existence processes and controls over information technology to ensure access to financial data is adequately restricted to appropriate personnel.

•

Segregation of duties has not been sufficiently established across the key business and financial processes. Given the size, nature of the organization and the current structure of the finance function, a lack of segregation of duties applied to the key business and financial processes across the organization has been identified. A consequence of the lack of segregation of duties is the heightened risk of fraud or material misstatement when no appropriate mitigating controls are in place.

•

Lack of personnel with appropriate knowledge and experience relating to U.S. GAAP and SEC reporting requirements to enable the entity to design and maintain an effective financial reporting process. A lack of knowledge and experience in these areas may lead to the Company being in breach of SEC financial reporting and other related requirements, especially given that the current finance function has not been designed to include sufficient accounting and financial reporting personnel with (i) the requisite knowledge and experience in the application of SEC financial reporting rules and regulations; and (ii) the appropriate expertise in the relevant U.S. accounting standards.

We have begun implementation of a plan to remediate these material weaknesses. These remediation measures are ongoing and include hiring additional accounting and financial reporting personnel and implementing additional policies, procedures and controls.

In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the price of our Ordinary Shares. These material weaknesses will not be considered remediated until the mitigating controls have operated for the required period of time and until the operating effectiveness of the controls has been validated, through testing, by management.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act and has elected to take advantage of the benefits of this extended transition period.

We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 to the consolidated financial statements included elsewhere in this document for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the fiscal year ended June 30, 2022 and the audited consolidated financial statements as of and for the years ended June 30, 2022, 2021 and 2020.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of DCRN’s initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

EXECUTIVE COMPENSATION

Compensation of Our Directors for the Fiscal Year Ended June 30, 2022

In connection with the Business Combination, the amount of compensation payable to all our non-employee directors in the aggregate for service on our board of directors had been set by our board of directors at a maximum of $1,300,000 for the first calendar year following the consummation of the Business Combination, and $800,000 per year thereafter. In connection with the election of non-employee director Adam Walker to our board of directors in July 2022, our board of directors determined that the amount of compensation payable to all our non-employee directors in the aggregate for service on our board of directors would be set at a maximum of $1,700,000 for the first calendar year following the consummation of the Business Combination, and $950,000 per year thereafter. This determination is expected to be adopted and ratified by the Company’s shareholders in the next annual meeting of shareholders.

The amount of compensation paid, and benefits in kind granted, to Tritium’s non-employee directors for the fiscal year ended June 30, 2022 is described in the table below. Amounts payable in Australian dollars have been converted into U.S. dollars using the exchange rate of 1.379477 U.S. dollars to Australian dollars for the period commencing on July 1, 2021 and ending on June 30,2022. During the fiscal year ended June 30, 2022, Ms. Hunter and Dr. Finn were also members of our board of directors, but did not receive any additional compensation for their service as a director in addition to the compensation they received as employees. All compensation paid by us to Ms. Hunter and Dr. Finn is set forth below under the section entitled “Compensation of Our Executive Officers for the Fiscal Year Ended June 30, 2022.”

	Cash-Based Payments(1)			Share-Based Payments
	Annual Retainers ($)	Board Committee Chair ($)	Board Committee Member ($)	Initial Equity Grant ($)(2)	Annual Equity Grant ($)(2)	Total ($)
Robert Tichio	32,500	5,000	5,000	—	6,450	48,950
Trevor St. Baker AO	32,500	5,000	5.000	—	6,279	48,779
Kenneth Braithwaite	32,500	2,500	—	152,250	14,484	201,734
Edward Hightower	30,000	13,750	—	165,000	15,697	224,447
Kara Phillips	—	—	—	—	—	—
Adam Walker	—	—	—	—	—	—

(1)	Amounts reflect annual retainers and, as applicable, committee chair and member retainers earned for the fiscal year ended June 30, 2022.
(2)

Amount reflects the value of the Performance Rights granted to our non-employee directors during the fiscal year ending June 30, 2022, calculated based on the closing price of the Ordinary Shares underlying the Performance Rights as reported by the Nasdaq as of the applicable grant date. Performance Rights were granted under our Incentive Plan. A summary of the terms of this plan is set out in the section entitled “Long Term Incentive Plan.” Each Performance Right is a conditional right to acquire one fully paid Ordinary Share or to be paid a cash payment in lieu of one Ordinary Share (subject to adjustment in accordance with the Incentive Plan).

Performance Rights granted as an ‘Initial Equity Grant’ vested on the date of grant, subject to continued service of the non-employee director on the vesting date. Performance Rights granted as an ‘Annual Equity Grant’ are for services rendered to Tritium during a calendar year (with the first ‘Annual Equity Grant’ being for services rendered to Tritium for the calendar year ending December 31, 2022). On the last day of the calendar year ending December 31, 2022, 100% of the total number of Performance Rights granted to a non-employee director for that calendar year will vest for services rendered in arrears for the calendar year, subject to the non-employee’s continued service through the calendar year.

Compensation of Our Executive Officers for the Fiscal Year Ended June 30, 2022

We engaged an independent compensation consultant, Mercer, who assisted in the evaluation of executive compensation for our executive officers following the consummation of the Business Combination. Executive compensation decisions are made by our board of directors based on recommendations made by our compensation committee. Our compensation committee reviews executive compensation arrangements and recommends to our board of directors any adjustments that it believes are appropriate in structuring our executive compensation arrangements.

The amount of compensation paid, and benefits in kind granted, to Tritium’s executive officers for the fiscal year ended June 30, 2022 is described in the table below. Amounts payable in Australian dollars have been converted into U.S. dollars using an exchange rate of 1.379477 U.S. dollars to Australia dollars for the period commencing July 1, 2021 and ending on June 30, 2022; however the debt forgiveness and related FBT expense have been converted to an exchange rate of 1.37324 and 1.379, respectively.

		Short-Term Benefits		Post-Employment Benefits	Share-Based Payments
		Salary & Fees(1) ($)	Other(2) ($)	Superannuation(3) ($)	Shares(4) ($)	Total ($)
Jane Hunter	Chief Executive Officer	391,523	1,876,802	17,085	2,456,632	4,742,042
Michael Hipwood	Chief Financial Officer	208,492	979,912	17,085	1,076,480	2,281,969
David Finn	Chief Vision Officer	238,084	667,660	17,085	688,851	1,611,680
Glen Casey	Chief Operating Officer	342,246	19,668	7,016	97,467	466,397

(1)	‘Salary and Fees’ represents the actual salary amounts paid to executive officers in the fiscal year ending June 30, 2022.
(2)

‘Other’ represents fringe benefits on contractual obligations such as debt waiver, vehicle or travel payments, tax advice, memberships and bonuses earned by the executive officers for the fiscal year ending June 30, 2022 and other fringe benefits provided to the executive officers. The breakdown of the ‘Other’ benefits is as follows:

	Bonus ($)(a)	FBT on Loan Forgiveness ($)	FBT on Vehicle & Travel ($)	Other – Advice & Memberships ($)	Total ($)
Jane Hunter	55,456	1,799,186	20,610	1,550	1,876,802
Michael Hipwood	—	958,832	20,610	470	979,912
David Finn	—	605,591	46,871	15,198	667,660
Glen Casey	—	—	—	19,668	19,668

(a) Our executive officers were eligible to receive an annual cash bonus based on achievement of key performance indicators that are set by our board of directors and linked to company performance, such as EBITDA and revenue goals. Our compensation committee assesses and determines the bonus amount payable which is then approved by our directors. Amounts include bonuses under the Company’s short-term incentive program earned for the period commencing July 1, 2021 through December 31, 2021. Commencing January 1, 2022, the Company revised its bonus policy to pay short-term incentive bonuses on a calendar year basis. Therefore, short-term incentive bonus amounts earned after January 1, 2022 will be reported in future completed compensation periods.

(3)

‘Superannuation’ represents the statutory superannuation entitlement of the executive officers for the fiscal year ending June 30, 2022 in accordance with the Superannuation Guarantee Administration Act 1992 (Cth).

(4)

‘Shares’ represents the value of the Ordinary Shares expensed, based on the fair value of an Ordinary Share on the date of the grant using an option pricing model, granted to the executive officers during the fiscal year ending June 30, 2022 prior to the Business Combination under our Loan Funded Share Plan (“LFSP”), as well as the value of all loans held by executive officers under the LFSP that were forgiven in full prior to the Business Combination. A summary of the terms of the LFSP is set out in the section below entitled “Loan Funded Share Plan.”

‘Shares’ also represents the value of the Performance Rights granted to our executive officers during the fiscal year ending June 30, 2022, calculated based on the closing price of the Ordinary Shares underlying the Performance Rights aa reported by the Nasdaq as of the applicable grant date. These Performance Rights were granted under our Incentive Plan and the performance measurement for these awards is service-based. Each Performance Right is a conditional right to acquire one fully paid Ordinary Share or to be paid a cash payment in lieu of one Ordinary Share (subject to adjustment in accordance with the Incentive Plan).

The value of these awards and modifications are set forth in the following table:

	Modified Awards ($)	Performance- Based Awards ($)	Total ($)
Jane Hunter	2,019,944	436,688	2,456,632
Michael Hipwood	1,076,480	—	1,076,480
David Finn	679,897	8,954	688,851
Glen Casey	—	97,467	97,467

Ordinary Shares

Certain of our directors and executive officers hold Ordinary Shares. For more information about the holdings of directors and executive officers, including the number of Ordinary Shares held by each individual, see “Beneficial Ownership of Securities.”

In addition, our directors have approved the allocation of up to such number of our Ordinary Shares as is equal to 10% of the total number of issued Ordinary Shares upon consummation of the Business Combination, with such allocation consisting of the following:

•

Ordinary Shares issued under the LFSP. Upon the consummation of the Business Combination, Ordinary Shares outstanding under the LFSP made up approximately 5.7% of the total number of Ordinary Shares outstanding upon consummation of the Business Combination; and

•

Ordinary Shares, which are available for grant and issuance to eligible participants under our Incentive Plan. Of this remaining portion of the 10% allocation, up to 1% of the total number of Ordinary Shares outstanding upon the consummation of the Business Combination is only eligible for issuance under the Incentive Plan to those persons who were employed by the Tritium Group on or before the consummation of the Business Combination (“Backwards Looking Allocation”), and a further 1% of the total number of Ordinary Shares outstanding upon the consummation of the Business Combination is eligible for issuance in connection with forward-looking long-term incentives and new hires. Offers of performance rights under our Incentive Plan were made to eligible persons on June 23, 2022,

June 27, 2022 and July 15, 2022 in connection with the Backwards Looking Allocation. Approximately 305 eligible persons accepted their offer of performance rights in connect with the Backwards Looking Allocation with an aggregate fair value of USD $8,196,795, (based on the closing price of Ordinary Share on the acceptance date). The performance rights will generally only vest on the vesting conditions being satisfied from the date of our listing on Nasdaq to October 14, 2022 (inclusive). Upon vesting and exercise, one Ordinary Share will be allocated for each performance right that vets and is exercised, subject to the rules of the Incentive Plan.

Loan Funded Share Plan

We maintain a LFSP. Prior to consummation of the Business Combination, the LFSP provided eligible participants in the LFSP (“LFSP Participants”) with an opportunity to acquire N class shares in Tritium Holdings using an interest free loan provided by Tritium Holdings.

Following the consummation of the Business Combination, we have not made, and will not make, any new grants under the LFSP. In addition, following the Business Combination, the terms of the LFSP were amended so that those loans that existed immediately prior to consummation of the Business Combination remained outstanding and their repayment obligations became linked to the LFSP Participant’s Ordinary Shares received in exchange for their N class shares in Tritium Holdings on consummation of the Business Combination (“LFSP Shares”). As discussed below, certain loans under the LFSP to executive officers and directors were forgiven by Tritium prior to the consummation of the Business Combination. As of June 30, 2022, loans totaling approximately $7.4 million remain outstanding under the LFSP.

LFSP Participants in the LFSP may include any director, employee, contractor or other person determined by the board of directors of Tritium as being eligible to be invited to participate in the LFSP.

The acquisition price for shares under the LFSP is an amount equal to the market value of the shares offered to the LFSP Participant as was determined by the board of directors of Tritium Holdings and specified in the LFSP Participant’s offer letter. That acquisition price was loaned by Tritium to the LFSP Participant by means of an interest free loan.

A LFSP Participant may voluntarily repay some or all of the loan at any time. Relevantly, the loan will become immediately repayable on: (i) the date which is 7 years from the date of an issue of shares under the LFSP; (ii) an insolvency event in respect of Tritium; (iii) the LFSP Participant entering bankruptcy, as defined in section 5 of the Bankruptcy Act 1966 (Cth); (iv) death of the LFSP Participant; or (v) an accelerated repayment event. An accelerated repayment event is the occurrence of any of the following (i) termination of the LFSP Participant’s employment due to poor or non-performance or misconduct; (ii) the board of directors of Tritium determining that the LFSP Participant has consistently failed to meet their duties or engaged in serious misconduct; engaged in conduct which brings the directors, shareholders or Tritium into disrepute; knowingly acted in a manner which is likely to impair the reputation, value and goodwill of Tritium; disposed of any LFSP shares; or engaged in conduct that the board of directors determine justifies an accelerated repayment date. If the accelerated repayment event is the disposal of LFSP Shares, the obligation on the LFSP Participant is to repay such proportion of the loan as represents the proportion of LFSP Shares disposed of by the LFSP Participant. An LFSP Participant must give at least two business days’ notice of an intention to sell or otherwise dispose of any of its LFSP Shares.

The repayable amount of the loan will become immediately repayable on the applicable repayment date. If the repayable amount of the loan is not so repaid, the LFSP Participant must, within such period of time as is directed by the board of directors of Tritium in its discretion, do all things required, to the extent required to repay the repayable amount, to sell LFSP Shares (which may, at the discretion of the board of directors of Tritium, occur by means of a buy-back of those shares in accordance with applicable laws) and apply 100% of the after tax proceeds of such sale towards repayment of the repayable amount.

If, on the repayment date, the market value of the LFSP Participant’s LFSP Shares is less than the amount that is equal to the repayable amount of the loan less the tax payable in respect of the disposal of the LFSP Shares, the LFSP Participant must, within such period of time as is directed by the board of directors of Tritium in its discretion, do all things required to sell the LFSP Shares (which may, at the discretion of the board of directors of Tritium, occur by means of a buy-back of those shares in accordance with applicable laws) and apply 100% of the after tax proceeds of such sale towards repayment of the repayable amount. On completion of that repayment transaction the repayable amount will reduce to zero and nothing will require the LFSP Participant to make any additional payments under the LFSP in relation to the LFSP Shares and Tritium will have no further recourse against the LFSP Participant for the remainder of the repayable amount of their loan.

Subject to any legal or regulatory requirement, the board of directors of Tritium may at any time amend all or any of the rules of the LFSP, unless such amendment may materially reduce the rights or increase the obligations of any LFSP Participant in respect of any shares prior to the date of such amendment (other than an amendment introduced primarily for certain circumstances specified in the rules of the LFSP).

All loans held by our executive officers and directors under the LFSP were either repaid or forgiven in full prior to the Business Combination. The table below sets forth the amount of such repayment or forgiveness for our executive officers and directors prior to the consummation of the Business Combination. Mr. Casey has not held any LFSP Shares and has not had a loan under the LFSP.

Name	Amount forgiven in FY ended June 30, 2022 ($)
Jane Hunter	2,019,944
Michael Hipwood	1,076,480
Finnmax Pty Ltd as trustee for the Finn Family Trust (an entity associated with David Finn)	679,897

Shadow Equity Scheme

We maintain a shadow equity scheme in Australia, the United States and the Netherlands, under which eligible employees may be offered shadow equity units, being a notional number of shares to which an eligible employee is entitled (to the extent vested), as specified in their offer to participate in the scheme. The holders of shadow equity units were entitled to the payment of those benefits as a result of the consummation of the Business Combination. As of the consummation of the Business Combination, the aggregate payment amount payable by Tritium Holdings under the shadow equity scheme was approximately $21.6 million.

The number of shares to be issued as payment of a participant’s benefit was calculated by reference to the $10 issue price at the consummation of the Business Combination which is the date at which the shadow equity scheme benefit amount vested and was determined. As of the date of this prospectus, 1,175,601 Ordinary Shares have been issued in order to settle outstanding benefits under the shadow equity scheme (net of applicable withholdings), with 326,211 additional Ordinary Shares expected to be issued in order to settle the remaining outstanding benefits under the shadow equity scheme (net of applicable withholdings).

Following the consummation of the Business Combination, no new awards will be granted under the shadow equity scheme.

Long Term Incentive Plan

We maintain the Tritium DCFC Limited Long Term Incentive Plan (the “Incentive Plan”) in order to facilitate the grant of equity incentive awards to our directors, employees (including executive officers) and consultants and certain of our affiliates and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. The terms of the Incentive Plan are set out below.

The Incentive Plan is designed to attract and retain employees, and to provide additional incentive to eligible participants in the Incentive Plan (“Participants”) to promote our success. No grants under the Incentive Plan were made prior to the consummation of the Business Combination.

Participants in the Incentive Plan may include any director, employee, contractor or other person determined by our directors as being eligible to participate in the Incentive Plan.

Our directors may, from time to time, in their absolute discretion, make an offer to any Participant for the following types of awards:

•	Ordinary Shares;

•	options to subscribe for Ordinary Shares (“Options”);

•	rights to be paid a cash amount determined by the price of Ordinary Shares at a specified time or the movement in price over a period of time (“Incentive Rights”);

•	ability to subscribe for Ordinary Shares that are subject to restrictions, including on transfer, until specified conditions are satisfied (“Restricted Shares”); or

•	rights to receive Ordinary Shares or cash, based on specified performance factors (“Performance Rights”),

(together “Awards”) as set out in the invitation addressed to that Participant containing the offer. The terms of invitation may require the Participant to appoint a bare trustee to hold legal title in its Ordinary Shares or Restricted Shares in accordance with the terms of the trust deed governing the bare trust, with the Participant holding the beneficial interest in those Ordinary Shares and Restricted Shares.

Our directors determine the terms and conditions of each Award, including:

•	the type of Award;

•	the number or value of Ordinary Shares or other consideration subject to the Award;

•	the manner in which the eligible participant may accept or reject the invitation and the latest date by which the invitation must be accepted;

•	if the Award is an Option, the exercise price of the Option; and

•	any vesting conditions, including service and/or performance conditions.

The terms and conditions of each Award are set out in an invitation.

The exercise price payable on exercise of an Option or the amount (if any) to be paid by a Participant for the grant of an Award or the method by which that amount is to be calculated is determined by our directors and specified in the invitation.

Options become exercisable if the applicable vesting conditions have been satisfied.

Incentive Rights and Performance Rights are settled by the delivery of Ordinary Shares (or, where applicable, cash) if the applicable vesting or performance conditions have been satisfied.

Restricted Shares cease to be restricted when the applicable vesting conditions have been satisfied in accordance with the invitation.

Our board of directors may modify or supplement the terms of the Incentive Plan with respect to Awards granted to non-Australian participants in order to reflect applicable law, for administrative convenience or such other factors as our board of directors may determine.

Employment Agreements

Jane Hunter, Employment Agreement

Jane Hunter commenced as Chief Executive Officer on September 30, 2019. Ms. Hunter entered into a new employment agreement with Tritium Australia which commenced on January 14, 2022. Under her employment agreement, Ms. Hunter can terminate her employment by giving Tritium Australia six months’ notice in writing. If there is a material reduction in Ms. Hunter’s annual base salary or a material diminution of her duties, responsibilities and authority with Tritium Australia without her consent (“Good Reason”), Ms. Hunter must give Tritium Australia 30 days’ notice of the occurrence of such an event to the extent correctable. If Tritium Australia fails to cure such an event, Ms. Hunter may elect to resign effective from the date 30 days after the expiry of Tritium Australia’s cure period or continue to remain employed by Tritium Australia.

Tritium Australia can terminate Ms. Hunter’s employment with 12 months’ notice or payment in lieu, with payment subject to compliance with Chapter 2D of the Corporations Act and any other applicable law and, to the extent permissible, calculated as follows: if employment is terminated for a reason other than due to serious misconduct or willful neglect in the discharge of her duties Tritium Australia must pay Ms. Hunter: 12 months base salary (calculated on the base salary as at the effective termination date), plus one year’s short term incentive (calculated at 100% of the total possible short term incentive for the full short term incentive year as at the effective termination date), plus accelerated vesting of unvested long term incentives (for the avoidance of doubt, no additional awards under Tritium’s Long Term Incentive Plan will be offered or granted to Ms. Hunter pursuant to her employment agreement on and from the time notice of termination is given). If Ms. Hunter’s employment is terminated by Tritium Australia due to serious misconduct or willful neglect in the discharge of her duties, Tritium Australia will pay to Ms. Hunter all wages and entitlements up to and including the termination date.

Upon any change of control (including an acquisition of legal or equitable ownership of 51% or more in another company or a change to a majority of the Board excluding directors elected by a majority of incumbent directors) or a Good Reason taking effect during the term (or a change of control taking effect within 12 months after or 6 months prior to involuntary termination of Ms. Hunter’s employment other than due to serious misconduct or willful neglect in the discharge of her duties), Tritium Australia must, subject to compliance with Chapter 2D of the Corporations Act and any other applicable law, pay Ms. Hunter to the extent permissible, an amount equal to 18 months base salary (calculated on the base salary as at the effective date of the event), short term incentive for the full short term incentive year (calculated at 100% of the total possible short term incentive for the full year short term incentive year, multiplied by 1.5 as at the effective date of the event) and accelerated vesting of unvested long term incentives (for the avoidance of doubt, no additional awards under Tritium’s Long Term Incentive Plan will be offered or granted to Ms. Hunter on and from the time of the event).

Pursuant to her employment agreement, Ms. Hunter is entitled to receive annual fixed remuneration of $475,000 (exclusive of superannuation). Ms. Hunter is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth).

In addition, an electric vehicle the equivalent of a Tesla Model S will be made available to Ms. Hunter. Tritium Australia shall pay for or reimburse Ms. Hunter for a life insurance policy. Tritium Australia will fund a tax agent to prepare, provide advice and submit Ms. Hunter’s annual tax returns in Australia, the United States and any other jurisdictions where Ms. Hunter is required to submit a tax return. Tritium Australia will also provide visa services to Ms. Hunter to facilitate her work-related travel.

Ms. Hunter is eligible to receive a short-term incentive each year equal to her base salary (exclusive of superannuation). Of that short term incentive, 50% is guaranteed and 50% will be based on the Board’s assessment of individual performance against key performance indicators established by the Board. The Board may decide to pay the short term incentive in cash or up to a maximum of 50% in cash-equivalent performance rights for Ordinary Shares and the remainder in cash. The number of performance rights offered to Ms. Hunter (if any) will be based on Ms. Hunter’s short-term incentive entitlement, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume weighted average price for the 20 days preceding January 1 of the following year. Once these performance rights have vested, Ms. Hunter will be entitled to request the date on which Ordinary Shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights. In addition, Ms. Hunter was paid a short term cash incentive of A$76,500 (net of applicable tax) on March 23, 2022 for services rendered to Tritium Australia from June 30, 2021 to December 31, 2021.

In consideration of the services to be rendered under Ms. Hunter’s employment agreement, on January 1, 2023, Ms. Hunter is eligible to receive an equity grant of performance rights for Ordinary Shares with a total gross value of 160% of base salary (“Initial Hunter Grant”). The number of performance rights offered to Ms. Hunter under the Initial Hunter Grant will be based on 160% of her base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume-weighted average price of Ordinary Shares for the 20 days preceding January 1, 2023. The performance rights issued under the Initial Hunter Grant will vest in three equal tranches on January 1 of each year, from 2023 onwards. Once the performance rights issued under the Initial Hunter Grant have vested, Ms. Hunter will be entitled to request the date on which shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights. The Initial Hunter Grant will otherwise be subject to the rules of Tritium’s Long Term incentive Plan. Ms. Hunter shall also receive annual equity grants on the anniversary date of the Initial Hunter Grant with a target value equal to 160% of base salary (“Additional Hunter Grants”). The number of performance rights offered to Ms. Hunter under the Additional Hunter Grants will be based on 160% of her base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume-weighted average price of Ordinary Shares for the 10 days preceding January 1, each year from 2024 onwards. Once the performance rights issued under the Additional Hunter Grants have vested, Ms. Hunter will be entitled to request the date on which Ordinary Shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights. The Additional Hunter Grants will otherwise be subject to the rules of Tritium’s Long Term incentive Plan. Ms. Hunter is also entitled to a bonus of performance rights for 50,000 Ordinary Shares for services rendered from July 1, 2021 to December 31, 2021. Once these performance rights have vested, Ms. Hunter will be entitled to request the date on which shares are issued by Tritium to Ms. Hunter in settlement of these vested performance rights.

Ms. Hunter’s employment agreement contains customary confidentiality provisions, as well as non-compete restrictions (effective during employment and for up to six months thereafter) and non-solicitation restrictions (effective during employment and for up to twelve months thereafter).

Michael Hipwood, Employment Agreement

Michael Hipwood commenced as the Chief Financial Officer in April 2019. Under his employment agreement, which was amended on 29 July 2022. Tritium Australia can terminate Mr. Hipwood’s employment by giving Mr. Hipwood 4 weeks’ notice in writing (or by Tritium Australia making a payment in lieu of Mr. Hipwood’s notice period). Mr. Hipwood is unable to give notice of termination as his contract is a fixed term arrangement with an end date of September 14, 2022, this was amended on 29 July 2022, to the earlier of (i) 30 September 2022 or (ii) completion of the filing of Tritium DCFC Limited’s Form 20-F and related earnings release and earnings call. After such end date, he may give 4 weeks’ notice. Tritium Australia may terminate Mr. Hipwood’s employment without notice where he commits any serious misconduct or gross negligence in the discharge of his duties.

Pursuant to his employment agreement, Mr. Hipwood is entitled to receive annual fixed remuneration of A$273,685 (exclusive of superannuation). However, certain terms of Mr. Hipwood’s employment agreement were varied with effect on May 3, 2022, including that Mr. Hipwood’s annual fixed remuneration has been varied to be A$314,740 (exclusive of superannuation). Mr. Hipwood is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth). In addition, Mr. Hipwood is entitled to an A$15,000 per annum vehicle allowance or provision of an electric vehicle.

Mr. Hipwood is eligible to earn a one-time retention bonus of A$100,000 to be paid September 14, 2022. The payment of this bonus is conditional on Mr. Hipwood remaining employed on the September 14, 2022. If Mr. Hipwood’s employment agreement is terminated by Tritium Australia, without cause, prior to the contract term expiry date, Tritium Australia will pay Mr. Hipwood the full bonus entitlement of A$100,000 together with a termination payment (being an amount equal to up to four weeks’ salary) in lieu of notice of termination.

Mr. Hipwood’s employment agreement contains customary confidentiality provisions, as well as standard non-solicitation restrictions effective during employment, the contract term and for six months thereafter.

Mr. Hipwood is also restrained for a period of six months’ after the contract term from performing work for any client or supplier of the Tritium Group or from being concerned, interested or employed by a business which is likely to be in competition with the Tritium Group. In addition, Mr. Hipwood is restrained from being engaged as a chief financial officer, head of finance, general manager of finance or chief executive officer by any entity prior to the earlier of (i) 30 September 2022 or (ii) completion of the filing of Tritium DCFC Limited’s Form 20-F and related earnings release and earnings call. This additional restraint was agreed to by the parties in consideration for forgiveness of Mr. Hipwood’s outstanding loan balance under the Loan Funded Share Plan.

David Finn, Employment Agreement

David Finn commenced as Tritium’s Chief Executive Officer in 2005. Dr. Finn was Chief Executive Officer until March 2020 when he became the Chief Growth Officer of Tritium. Under his employment agreement, either Dr. Finn or Tritium Australia can terminate Dr. Finn’s employment by giving the other party one month notice in writing (or by Tritium Australia making payment in lieu of Dr. Finn’s notice period). Tritium Australia may terminate Dr. Finn’s employment without notice where he commits any misconduct or dishonesty, if he is negligent or incompetent in the performance of his duties or he commits a material breach of his terms and conditions of employment.

Pursuant to his employment agreement, Dr. Finn is entitled to receive annual fixed remuneration of A$87,180 (exclusive of superannuation). Dr. Finn’s salary has subsequently increased to A$320,000 since he entered into this employment agreement in 2012. Dr. Finn is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth).

Dr. Finn’s employment agreement contains customary confidentiality provisions. Dr. Finn also entered into a separate non-compete agreement which contains non-compete restrictions effective for two years after termination of employment.

In the coming months, Dr. Finn will transition out of the role of Chief Vision Officer and will continue to serve as a non-executive director of the Company.

Glen Casey, Employment Agreement

Glen Casey commenced as Chief Operating Officer on March 7, 2022. The term of Mr. Casey’s employment will expire on February 28, 2024 unless it is extended at the written request of Mr. Casey before August 31, 2023. Under his employment agreement, either Mr. Casey or Tritium Australia can terminate Mr. Casey’s employment by giving the other party six months’ notice in writing or by Tritium Australia making payment in lieu of Mr. Casey’s notice period. Tritium Australia may terminate Mr. Casey’s employment without notice where he commits any serious misconduct or willful neglect in the discharge of his duties.

Pursuant to his employment agreement, Mr. Casey is entitled to receive annual fixed remuneration of A$550,000 (exclusive of superannuation). Mr. Casey is entitled to receive superannuation contributions or equivalent to the amount prescribed by the superannuation guarantee percentage referred to in The Superannuation Guarantee Administration Act 1992 (Cth).

Mr. Casey is eligible to receive an initial equity grant of such number of performance rights for Ordinary Shares as is equivalent to A$250,000 (“Initial Casey Grant”). The performance rights issued under the Initial Casey Grant will vest on or after October 2022. Mr. Casey is also eligible to receive an equity grant of performance rights for Ordinary Shares with a total gross value of A$310,000 (“LTI Casey Grant”). The performance rights issued under the LTI Casey Grant will vest over a period of two years with 50% vesting each year. The LTI Casey Grant will be subject to the rules of Tritium’s Long Term Incentive Plan. If the term of Mr. Casey’s employment agreement is extended, Mr. Casey’s participation in Tritium’s Long Term Incentive Plan will be negotiated at that time.

Mr. Casey is eligible to receive a short-term incentive each year of 60% of his annual base salary (exclusive of superannuation). Of that short-term incentive, 50% is guaranteed and 50% will be based on the Board’s assessment of individual performance against key performance indicators established by the chief executive officer. The Board may decide to pay the short-term incentive in cash or up to a maximum of 50% in cash- equivalent performance rights for Ordinary Shares and the remainder in cash.

In addition, an electric vehicle will be made available to Mr. Casey when he is in Brisbane. Mr. Casey will also be entitled to up to four return economy airfares from Melbourne to Brisbane per month, a leased apartment in Brisbane to a value of approximately A$750 per week and transport to and from the airport in Brisbane.

Mr. Casey’s employment agreement contains customary confidentiality provisions, as well as non-compete restrictions (effective during employment and for up to six months thereafter) and non-solicitation restrictions effective (during employment and for up to twelve months thereafter).

Rob Topol, Employment Agreement

Mr. Topol entered into an employment agreement with Tritium Technologies, LLC which commenced on August 10, 2022. Mr. Topol will initially serve in a transitional role and expected to commence as the Chief Financial Officer when the Company’s current Chief Financial Officer steps down following our earnings announcement for the fiscal year ending June 30, 2022. The initial term of Mr. Topol’s employment will expire on August 10, 2025 (unless terminated earlier under the terms of his employment agreement). The term of Mr. Topol’s employment will be automatically renewed for additional one year terms, unless either Mr. Topol or Tritium Technologies, LLC terminates Mr. Topol’s employment by giving the other party notice in writing not less than 60 days’ prior to the expiration of the term.

Under his employment agreement, Mr. Topol or Tritium Technologies, LLC may terminate Mr. Topol’s employment at any time, without any advance notice, for any reason or no reason at all. If Mr. Topol’s employment is terminated by Tritium Technologies, LLC for cause (including any material misconduct in the discharge of his duties; conviction of certain crimes; material breach of the employment agreement; wilful failure to implement or follow lawful and reasonable policy or directive of the chief executive officer or the Board;

misfeasance or malfeasance; or his violation of company policy or procedure which is materially injurious to the company) then he will be paid all compensation to which he is entitled up until the date of his termination. If Mr. Topol’s employment is terminated by Tritium Technologies, LLC without cause or he resigns due to a material reduction in his title, responsibilities or salary or he no longer reports to the chief executive officer, Mr. Topol will be entitled to receive continued payment of his base salary for 6 months (less any applicable withholdings and any remuneration paid during that period due to employment or self-employment), payment of his short term incentive for the prior completed calendar year (less applicable withholdings), payment of his short term incentive for the calendar year during which his employment is terminated on a pro rata basis (less applicable withholdings) and, if Mr. Topol’s employment is terminated following August 10, 2024, an acceleration of his long term incentives on a pro rata basis. Mr. Topol’s employment will terminate automatically if he dies or becomes disabled and he (or his estate) will be entitled to receive payment of his short term incentive for the prior completed calendar year (less applicable withholdings) and payment of his short term incentive for the calendar year during which his employment is terminated on a pro rata basis (less applicable withholdings). Mr. Topol may terminate his employment by giving Tritium Technologies, LLC 90 days’ notice.

Pursuant to his employment agreement, Mr. Topol is entitled to receive annual fixed remuneration of $400,000 (less applicable withholdings). In addition, Mr. Topol is eligible for a one-time signing bonus of $50,000 (less applicable withholdings) to be issued as equity (“Signing Grant”) provided he remains employed by Tritium Technologies, LLC on September 10, 2022. Mr. Topol is also eligible to receive a signing bonus of $250,000 (less applicable withholdings) provided he remains employed by Tritium Technologies, LLC on February 10, 2023. If Mr. Topol is no longer employed by Tritium Technologies, LLC on August 10, 2023 he will be required to repay the above referenced signing bonus. Mr. Topol is eligible to receive a short term incentive each year equal to 85% of his base salary. Of the short term incentive, 100% will be based on the Board’s assessment of individual performance against performance goals and objectives established by the Board. Mr. Topol must remain employed through to the end of the calendar year in order to be eligible to receive the short term incentive for that year. The Board may decide to pay the short term incentive in either equity or cash (e.g. 70% cash and 30% equity).

In consideration of the services to be rendered under Mr. Topol’s employment agreement, Mr. Topol is eligible to receive an equity grant of performance rights for Ordinary Shares with a total gross value of 125% of base salary (“Initial Topol Grant”). The number of performance rights offered to Mr. Topol under the Initial Topol Grant will be based on 125% of his base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume-weighted average price of shares for the 20 days preceding January 1, 2023. The performance rights issued under the Initial Topol Grant will vest in three equal tranches on January 1 of each year, from 2024 onwards. Mr. Topol must remain employed through the applicable vesting date in order to remain eligible for vesting of the Initial Topol Grant. The Initial Topol Grant will otherwise be subject to the rules of Tritium’s Long Term incentive Plan. Mr. Topol shall also receive annual equity grants with a target value equal to 125% of base salary (“Additional Topol Grants”). The number of performance rights offered to Mr. Topol under the Additional Topol Grants will be based on 125% of his base salary, divided by the market price of an Ordinary Share. The market price of an Ordinary Share will be calculated by reference to the volume-weighted average price of shares for the 20 days preceding the grant date. The Additional Topol Grants will otherwise be subject to the rules of Tritium’s Long Term incentive Plan and the same terms and conditions of the Initial Topol Grant.

Mr. Topol’s employment agreement contains confidentiality provisions, as well as customer non-solicitation restrictions regarding use of trade secrets and/or confidential or proprietary information (effective on an ongoing basis after his employment) and employee non-solicitation restrictions (effective for up to twelve months after his employment).

MANAGEMENT

The following information concerning our management is based on the provisions of our constitution, which is attached as Exhibit 3.1 to this prospectus.

Directors and Executive Officers

The following sets forth certain information concerning our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Jane Hunter	50	Chief Executive Officer and Executive Director
Robert Topol(1)	55	Chief Financial Officer
Dr. David Finn	44	Chief Vision Officer and Executive Director
Glen Casey	62	Chief Operating Officer
Robert Tichio	45	Non-Executive Director and Chair
Trevor St. Baker AO	83	Non-Executive Director
Kenneth Braithwaite	61	Non-Executive Director
Edward Hightower	57	Non-Executive Director
Adam Walker	55	Non-Executive Director

(1)

Following our earnings announcement and the filing of our Annual Report on Form 20-F for the fiscal year ending June 30, 2022, Robert Topol replaced Michael Hipwood as Chief Financial Officer of Tritium pursuant to the previously announced transition plan.

Executive Officers

Jane Hunter. Ms. Hunter has served as our Chief Executive Officer since March 2020 and a member of our board of directors since January 2022. She previously served as our Chief Operating Officer and Deputy Chief Executive Officer from September 2019 to March 2020. Prior to joining us, Ms. Hunter served as Chief Operating Officer, Phantom Works International, of Boeing Defence Australia Ltd from January 2014 to September 2019 (joining Boeing in 2012) and was a member of the board of directors of Boeing Defence Australia Ltd and Boeing Distribution Services Inc. Ms. Hunter chaired the South Queensland Defence Advisory Board and is currently a director of the Electric Vehicle Council of Australia and a member of the Manufacturing Ministerial Council (Queensland). Ms. Hunter received a Bachelor of Laws (Hons.) degree and B.A. degree from the University of Queensland. We believe Ms. Hunter’s strategic vision for the combined company and her expertise in technology and business operations makes her qualified to serve on our board.

Robert Topol. Mr. Topol has served as our Chief Financial Officer since September 2022. Prior to joining us, he served in various leadership roles at Intel Corporation, including as Vice President, Chief Financial Officer of Accelerated Computing Systems and Graphics from July 2021 to August 2022, as Chief Financial Officer of Global Supply Chain from January 2021 to August 2021, as Senior Director, Supply, Cost and Inventory Center of Excellence from January 2020 to January 2021 and as Senior Director, Business Strategy and Ecosystem Development from January 2016 to March 2020. Mr. Topol received a bachelor’s degree in Social Studies and East Asian Studies from the University of Utah and a Master of Business Administration (MBA) from Brigham Young University.

Dr. David Finn. Dr. Finn is our co-founder and has served as a non-executive member of our board of directors since January 2001. He has served as our Chief Vision Officer (formerly, Chief Growth Officer) since 2020 and previously served as our Chief Executive Officer from 2001 to 2020. Dr. Finn received a Ph.D. in electrical engineering, B.S. degree in computer science, and B.E. degree in electrical engineering and computer systems from the University of Queensland, Australia. We believe Dr. Finn is qualified to serve on the our board of directors because of his demonstrated business acumen and decades of experience leading our growth and building our global market presence. In the coming months, Dr. Finn will transition out of the role of Chief Vision Officer and will continue to serve as a non-executive director of the Company.

Glen Casey. Mr. Casey has served as our Chief Operating Officer since March 2022. Mr. Casey has also served as Director of the Transition Group since May 2007. Previously, Mr. Casey served as our Interim Director of Global Operations from May 2021 to March 2022. Prior to joining Tritium, Mr. Casey held senior leadership roles in several large, complex manufacturing businesses, including Philips from 1994 to 1997, Imperial Chemical Industries (“ICI”) from 1989 to 1994 and Nylex Limited (“Nylex”) from 1997 to 2006, where he was involved in major transformations and operational improvement in Australia, Asia and Europe. During his tenure at Nylex, a publicly traded manufacturer, Mr. Casey progressed to CEO and Managing Director of the group from 2002 to 2006. Mr. Casey holds a Master of Business Administration (MBA) from Swinburne University of Technology.

Non-Executive Directors

Robert Tichio. Mr. Tichio has served as a non-executive member and Chair of our board of directors since January 2022. He has also served as a member of DCRN’s board of directors since December 4, 2020 and served as DCRN’s Chief Executive Officer from December 2020 to January 2021. Mr. Tichio has served as a member of the board of directors of Decarbonization Plus Acquisition Corporation IV since February 2021, and as a member of the board of directors of Decarbonization Plus Acquisition Corporation V since March 2021. Mr. Tichio served as a member of the board of directors of Decarbonization Plus Acquisition Corporation (“DCRB”) from August 2020 until the consummation of DCRB’s business combination in July 2021, and served as its Chief Executive Officer until September 2020. Mr. Tichio also served as a member of the board of directors of Decarbonization Plus Acquisition Corporation III (“DCRC”) from January 2021 until consummation of DCRC’s business combination with Solid Power, Inc. in December 2021 and served as its Chief Executive Officer until February 2021, and has served as a member of the board of directors and nominating and corporate governance committee of Solid Power, Inc. since December 2021. Mr. Tichio is a partner and managing director of Riverstone Holdings LLC (“Riverstone”). Mr. Tichio joined the firm in 2006 and has been focused on the firm’s Private Equity business. Prior to joining Riverstone, Mr. Tichio was in the Principal Investment Area (PIA) of Goldman Sachs, which manages the firm’s private corporate equity investments. Mr. Tichio began his career at J.P. Morgan in the Mergers & Acquisition Group, where he concentrated on assignments that included public company combinations, asset sales, takeover defenses, and leveraged buyouts. Mr. Tichio received his A.B. from Dartmouth College as a Phi Beta Kappa graduate, and later received his M.B.A. with Distinction from Harvard Business School. Mr. Tichio serves on a number of nonprofit and Riverstone portfolio company boards. We believe Mr. Tichio is qualified to serve as the Chair of our board of directors due to his extensive experience in serving on other boards and business and financial acumen.

Trevor St Baker. Mr. St Baker has served as non-executive member of our board of directors since 2013 and previously served as Chair of our board from 2013 until January 2022. He has served as non-executive director of Novonix Ltd since September 2020 and previously served as director of ERM Power Limited, from October 2010 to November 2017. Mr. St Baker is currently a director or chairman of a multitude of private companies in the energy and mobility sectors. Mr. St Baker received a B.E. degree from the University of New South Wales and a B.A. degree from Sydney University. In 2021, Mr. St Baker was conferred with the degree of Doctor of Engineering Honoris Causa by the University of Queensland for his lifelong contribution to the Australian electricity sector and greater Australian community. In 2016, Mr. St Baker was awarded an Officer (AO) in the General Division of the Order of Australia for distinguished service to business and commerce as a leader in the energy sector, and through philanthropic support for a range of health, arts and indigenous youth programs. We believe Mr. St Baker is qualified to serve on our board of directors because of his more than 60 years of experience in the energy and electricity industries as well as his experience on other public company boards of directors.

Kenneth Braithwaite. Mr. Braithwaite has served as a non-executive member of our board of directors since January 2022. From May 2020 to January 2021, Mr. Braithwaite served as the U.S. Secretary of the Navy, and previously served as the U.S. Ambassador to Norway from February 2018 to May 2020. From November 2011 to January 2018, he served as Group Senior Vice President for Vizient, Inc. Mr. Braithwaite has served as a director and member of the audit and finance committees for Trajector, a privately held company. Mr. Braithwaite received a B.A. degree in international relations and naval engineering from the U.S. Naval Academy and a M.P.A. degree in government administration from the University of Pennsylvania. In 2021, he was awarded the U.S. Defense Distinguished Service Medal. We believe Mr. Braithwaite is qualified to serve on our board of directors because of his extensive international experience working with both governments and the private sector.

Edward Hightower. Mr. Hightower has served as a non-executive member of our board of directors since January 2022. He is the President of Lordstown Motors Corporation (Nasdaq: RIDE), an original equipment manufacturer (OEM) of electric vehicles for the commercial fleet market. Previously, he served as Managing Director of Motoring Ventures LLC from April 2016 to November 2021 and as Executive Chief Engineer and Vehicle Line Executive at General Motors Company from October 2013 to April 2016. He has also held executive leadership positions at Ford and BMW. Mr. Hightower received a B.S. in General Engineering and design from the University of Illinois at Urbana-Champaign, Grainger College of Engineering, and a M.B.A in general management and marketing from the University of Michigan Ross School of Business. We believe Mr. Hightower is qualified to serve on our board of directors because of his years of experience working throughout the global automotive industry.

Adam Walker. Mr. Walker has served as a non-executive member of our board of directors since July 2022. From November 2017 to March 2022, Mr. Walker served as Executive Vice President and Chief Financial Officer of IHS Holding Limited ("IHS"), a public telecommunications infrastructure company. Prior to IHS, from January 2013 to November 2017, Mr. Walker served as Group Finance Director and as a member of the board of directors for GKN plc, a global aerospace and automobile component manufacturer. From January 2016 to December 2019, Mr. Walker served as a non-executive director of Kier Group plc, a public construction and infrastructure services company, where he also served as Chair of the Audit Committee of the board of directors and as a member of the Remuneration and Nomination committees of the board of directors. Mr. Walker received a B.A. degree from Newcastle University. We believe Mr. Walker is qualified to serve on our board of directors because of his many years of experience in the manufacturing and technology sectors, as well as his financial acumen.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Our Board of Directors

Board Designations

Under the constitution, the number of our directors shall be a minimum of three directors and a maximum of 12 directors unless we resolve otherwise at a general meeting if required under the Corporations Act. Our directors are elected or re-elected by resolution of our shareholders at our general meetings.

Our directors may also appoint a director to fill a casual vacancy on our board of directors or in addition to the existing directors, provided the total number of directors does not exceed the maximum number of directors permitted by the constitution, who will then hold office until our next annual general meeting at which point their appointment must be confirmed otherwise the person will cease to be a director at the conclusion of the annual general meeting.

At each annual general meeting, one-third of the directors are subject to retire by rotation (or, if the number of directors is not a multiple of three then the number nearest to but not exceeding one-third of the directors must retire from office as directors), provided that no director may hold office without re-election for more than three years or past the third annual general meeting following the meeting at which the director was last elected or re-elected (whichever is later).

Our Board Conflicts of Interest

Any director who has a material personal interest in a contract or proposed contract of our company, holds any office or owns any property such that the director might have duties or interests which conflict with, or which may conflict, either directly or indirectly, with the directors’ duties or interests as a director, must give the directors notice of the interest at a meeting of directors.

A director who has a material personal interest in a matter that is being considered at one of our board meetings must not, except where permitted or mandated under the Corporations Act, vote on the matter or be present while the matter is being considered at the meeting.

Director Suspension and Dismissal

We may remove a director by resolution at a general meeting. Subject to the Corporations Act, at least two months’ notice must be given to us of the intention to move a resolution to remove a director at a general meeting.

Our Indemnification and Insurance Obligations

Under the constitution, we must indemnify, and have indemnified, to the extent permitted by and subject to any applicable law, current and past directors and other executive officers of our company on a full indemnity basis and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in our company or a related body corporate. Each officer and director enters into a standard form of deed of indemnity when they start their service with the Company.

We may also, to the extent permitted by law, purchase and maintain insurance, or pay or agree to pay a premium for insurance, for each director and officer against any liability incurred by the director or officer as a result of their holding office in our company or a related body corporate.

Tritium has premium funding in place to pay for the Director and Officers Liability Insurance. The total Director and Officer annual insurance premium amount was $5.6 million for fiscal year ending June 30, 2022.

Under the Corporations Act, a company or a related body corporate must not indemnify a person against any liabilities incurred as an officer or auditor of the company if it is a liability:

•	owed to the company or a related body corporate of the company;

•	for a pecuniary penalty order made under section 1317G or a compensation order under section 961M, 1317H, 1317HA, 1317HB, 1317HC or 1317HE of the Corporations Act; or

•	that is owed to someone other than the company or a related body corporate of the company and did not arise out of conduct in good faith.

In addition, a company or related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as an officer or auditor of the company if the costs are incurred in:

•	defending or resisting proceedings in which the person is found to have a liability for which they cannot be indemnified as set out above;

•	in defending or resisting criminal proceedings in which the person is found guilty;

•

in defending or resisting proceedings brought by the ASIC or a liquidator for a court order if the grounds for making the order are found to have been established (except costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Corporations Act in which the Court denies the relief.

Board Committees

We have established a separately standing audit committee, nominating and corporate governance committee and compensation committee.

Audit Committee

We have established an audit committee of our board of directors, which is comprised of Messrs. Tichio, Walker and Hightower. Our board of directors has determined that each of Messrs. Tichio, Walker and Hightower is independent under the applicable rules of the SEC and Nasdaq. Mr. Walker serves as the Chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq and our board of directors has determined that Mr. Walker qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

Our board of directors has adopted an audit committee charter, which details the principal functions of the audit committee, including:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from our management;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with our management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of our board of directors, which is comprised of Ms. Hunter and Messrs. Tichio, St Baker and Finn, of whom each of Messrs. Tichio and St Baker is independent under the applicable rules of the SEC and Nasdaq. Mr. Tichio serves as the Chairman of the committee. Our board of directors has adopted a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee. The nominating and corporate governance committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	evaluating the overall effectiveness of our board of directors and its committees; and

•	reviewing developments in corporate governance compliance and developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which is specified in the Company’s Corporate Governance Guidelines. In evaluating the suitability of candidates the nominating and corporate governance committee, in recommending director candidates, and the board of directors, in nominating director candidates, may take into account many factors, including: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; strong finance experience; relevant social policy concerns; experience relevant to the Company’s industry; experience as a board member or executive officer of another publicly held company; relevant academic expertise or other proficiency in an area of the Company’s operations; diversity of expertise and experience in substantive matters pertaining to the Company’s business relative to other board members; diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience; practical and mature business judgment, including, but not limited to, the ability to make independent analytical inquiries; and any other relevant qualifications, attributes or skills. The board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the board of directors may also consider the director’s past attendance at meetings and participation in and contributions to the activities of the board of directors.

Compensation Committee

We have established a compensation committee comprised of Messrs. St Baker, Tichio and Braithwaite, each of whom is independent under the applicable rules of the SEC and Nasdaq. Mr. St Baker serves as Chairman of the compensation committee.

Our board of directors has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of the Chief Executive officer our other executive officers;

•	reviewing and making recommendations to our board of directors regarding director compensation; and

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee considers the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serve, and in the past year have not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on our board of directors.

Independence of Directors

The listing standards of Nasdaq generally define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Tichio, St Baker, Walker, Hightower and Braithwaite are independent directors. Pursuant to Nasdaq’s “phase-in” rules for newly listed companies, we have one year from the date on which we first listed on Nasdaq to have our board of directors be comprised of a majority of independent directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Risk Oversight

Our board of directors oversee the risk management activities designed and implemented by our management. Our board of directors execute their oversight responsibility both directly and through their committees. Our board of directors also consider specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. Our management, including our executive officers, are primarily responsible for managing the risks associated with operation and business of our company and provide appropriate updates to our board of directors and the audit committee. Our board of directors delegate to the audit committee oversight of their risk management process, and the other committees also consider risk as they perform their respective committee responsibilities. All committees report to the board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Code of Business Conduct and Ethics

We have posted our Code of Conduct and Ethics on our website and will post any amendments to or any waivers from a provision of our Code of Conduct and Ethics on our website. We also intend to disclose any amendments to or waivers of certain provisions of our Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and Nasdaq.

Shareholder Communication with the Board of Directors

Our shareholders and interested parties may communicate with our board of directors, any committee chairperson or the independent directors as a group by writing to our board of directors or committee chairperson in care of Tritium DCFC Limited, 48 Miller Street, Murarrie, Queensland 4172 Australia.

Foreign Private Issuer Status

We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domestic registrants. We take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq’s listing standards.

Comparison of the Australian and U.S. Securities Regulatory Landscapes

We are a public limited company organized under the laws of Australia. Our Ordinary Shares and Warrants are listed on Nasdaq, and the rights of our shareholders are primarily governed by the constitution, the Corporations Act, U.S. federal securities laws and Nasdaq listing standards.

A comparison of some of the material provisions of the Corporations Act and ASX Listing Rules, which would have applied to us if we had listed on the Australian Securities Exchange and Nasdaq listing standards and certain U.S. federal securities laws, which apply to us, is set out below.

The comparison is not an exhaustive statement of relevant laws, rules and regulations and is intended as a general guide only.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under Nasdaq listing standards / Certain U.S. federal securities laws
Notice of general meetings

A notice of a general meeting must be given by a listed company at least 28 days before the date of the meeting. The company is required to give notice only to shareholders entitled to vote at the meeting, as well as the directors and auditor of the company.	Notice of general meetings is not governed by Nasdaq listing standards. Additionally, Foreign private issuers are not subject to U.S. proxy rules. Notice of general meetings will be governed by our governing documents.

Continuous disclosure

Under the ASX Listing Rules, subject to some exceptions, a listed company must immediately disclose to ASX any information concerning it, which a reasonable person would expect to have a material effect on the price or value of the company’s shares.

Under Nasdaq listing standards, Nasdaq-listed company shall make prompt disclosure to the public through a Regulation FD compliant method of any material information that would reasonably be expected to affect the value of its securities or influence investor’s decisions. In the absence of Nasdaq listing standards, Foreign private issuers are not subject to Regulation FD, which governs the fair disclosure of material non-public information.

Foreign private issuers are also required to publicly report certain types of material information on Form 6-K under the Securities Exchange Act.

Disclosure of substantial shareholdings

A person who obtains a voting power in 5% or more of an ASX listed company is required to publicly disclose that fact within two business days after becoming aware of that fact via the filing of a substantial holding notice. A person’s voting power consists of their own relevant interest in shares plus the relevant interests of their associates. A further notice must be filed within two business days after each subsequent voting power change of 1% or more, and after the person ceases to have a voting power of 5% or more. The notice must attach all documents which contributed to the voting power the person obtained or provide a written description of arrangements which are not in writing.

Disclosure of substantial shareholdings is not governed by Nasdaq listing standards. Disclosure requirements are governed by U.S. securities laws.

Shareholders who acquire more than 5% of the outstanding shares of a class of securities registered under the Securities Exchange Act or 1934 must file beneficial ownership reports on Schedule 13D or 13G until their holdings drop below 5%.

Schedule 13G is an abbreviated version of 13D that may be available based on facts and circumstances. Schedule 13D reports the acquisition and other information within 10 days after the purchase. Prompt amendment must be made regarding any material changes in the facts contained in the schedule.

Financial reporting

Under the ASX Listing Rules, subject to some exceptions, a listed company must prepare and lodge with ASIC and the ASX financial reports and statements on an annual, half-yearly and, in some cases, quarterly basis.	Under the Securities Exchange Act, a foreign private issuer must file an annual report on Form 20-F containing detailed financial and non-financial disclosure.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under Nasdaq listing standards / Certain U.S. federal securities laws

Under Nasdaq listing standards, a foreign private issuer must:

•  submit on Form 6-K an interim balance sheet and income statement as of the end of its second quarter, within six months of the end of the second quarter.

•  make available to Shareholders an annual report containing the company’s financial statements within a reasonable period of time following the filing of the annual report with the SEC.

However, a foreign private issuer may follow its home country practice in lieu of certain requirements related to financial reporting under Nasdaq listing standards.

Issues of new shares

Subject to specific exceptions, the ASX Listing Rules apply to restrict a listed company from issuing, or agreeing to issue, more equity securities (including shares and options) in a 12 month period without the approval of shareholders, than the number calculated as follows:

15% of the total of:

•  the number of fully paid ordinary shares on issue 12 months before the date of the issue or agreement; plus

•  the number of fully paid ordinary shares issued in the 12 months under a specified exception; plus

•  the number of partly paid ordinary shares share that became fully paid in the 12 months; plus

•  the number of fully paid ordinary shares issued in the 12 months with shareholder approval; less

•  the number of fully paid ordinary shares cancelled in the 12 months; less

•  the number of equity securities issued or agreed to be issued in the 12 months before the date of issue or agreement to issue but not under a specified exception or with shareholder approval.

Subject to certain exceptions, the ASX Listing Rules require the approval of shareholders by ordinary resolution in order for a listed entity to issue shares or options to directors.

Under Nasdaq listing standards, a company must notify Nasdaq when listing additional shares. Such notification shall happen at least 15 calendar days prior to:

•  establishing or materially amending a stock option plan, purchase plan or other equity compensation arrangement pursuant to which stock may be acquired by officers, directors, employees, or consultants without shareholder approval (with some timing exceptions for certain equity grants to induce employment subject exception); or

•  issuing securities that may potentially result in a change of control of the company; or

•  issuing any common stock or security convertible into common stock in connection with the acquisition of the stock or assets of another company, if any officer or director or Substantial Shareholder of the company has a 5% or greater interest (or if such persons collectively have a 10% or greater interest) in the company to be acquired or in the consideration to be paid; or

•  issuing any common stock, or any security convertible into common stock in a transaction that may result in the potential issuance of common stock (or securities convertible into common stock) greater than 10% of the either the total shares outstanding or the voting power outstanding on a pre-transaction basis.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under Nasdaq listing standards / Certain U.S. federal securities laws

Additionally, under Nasdaq listing standards, a company cannot create a new class of security that votes at a higher rate than an existing class of securities or take any other action that has the effect of restricting or reducing the voting rights of an existing class of securities.

Remuneration of directors and officers

Under the ASX Listing Rules, the maximum amount to be paid to directors for their services as a director (other than the salary of an executive director) is not to exceed the amount approved by shareholders in a general meeting.

The company’s annual report includes a remuneration report within the directors’ report. This remuneration report is required to include a discussion of the company directors’ policy in relation to remuneration of key management personnel of the company.

Under the Corporations Act, a listed company must put its remuneration report to a shareholder vote at its annual general meeting. If in two consecutive annual general meetings, 25% or more of the votes cast on the resolution vote against adopting the remuneration report, a ‘spill resolution’ must then be put to shareholders. A spill resolution is a resolution that a spill meeting be held and all directors (other than a managing director who is exempt from the retirement by rotation requirements) cease to hold office immediately before the end of the spill meeting. If the spill resolution is approved by the majority of votes cast on the resolution, a spill meeting will be held within 90 days at which directors wishing to remain directors must stand for re-election.

Nasdaq listing standards require a Nasdaq-listed company to publicly disclose the material terms of agreements between directors or director nominees and any third-party relating to compensation in connection with their service as a director. A foreign private issuer, however, may follow home country practice in lieu of certain requirements related to director compensation, but must (a) disclose to the SEC in its annual reports each requirement it does not follow and describe the home country practice followed, and (b) submit to Nasdaq a written statement from an independent counsel in the home country certifying that the company’s practices are not prohibited by the home country’s laws.

Under Regulation S-K, foreign private issuers must report certain information with respect to executive and director compensation and benefits, as well as information related to director and executive share ownership.

Generally, the size and net worth of the company are taken into consideration when determining director and officer compensation. In the U.S., most public companies utilize a consultant to provide peer benchmarking for reasonable compensation metrics.

Termination benefits

Under the ASX Listing Rules, a listed entity must ensure that no director or other officer will be, or may be, entitled to termination benefits if the value of those benefits and the termination benefits that are or may become payable to all officers together exceed 5% of the equity interests of the entity as set out in its latest financial statements given to the ASX. The 5% limit may, however, be exceeded with shareholder approval.

Termination benefits are not governed by Nasdaq listing standards.

Under the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer of a U.S. publicly listed company must forfeit previously paid bonuses if the company is required to prepare an accounting restatement due to material non-compliance of the company.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under Nasdaq listing standards / Certain U.S. federal securities laws
Transactions involving related parties

Related party financial benefits

The Corporations Act prohibits a public company from giving a related party a financial benefit unless:

•  it obtains the approval of shareholders and gives the benefit within 15 months after receipt of such approval; or

•  the financial benefit is exempt.

A related party is defined by the Corporations Act to include any entity which controls the public company, directors of the public company, directors of any entity which controls the public company and, in each case, spouses and certain relatives of such persons.

Exempt financial benefits include indemnities, insurance premiums and payments for legal costs which are not otherwise prohibited by the Corporations Act and benefit given on arm’s length terms.

Acquisition and disposal of a substantial asset to a related party

The ASX Listing Rules prohibit a listed entity from acquiring a substantial asset (an asset the value or consideration for which is 5% or more of the entity’s equity interests) from, or disposing of a substantial asset to, certain related parties of the entity, unless it obtains the approval of shareholders. The related parties include directors, persons who have or have had (in aggregate with any of their associates) in the prior six month period an interest in 10% or more of the shares in the company and, in each case, any of their associates. The provisions apply even where the transaction may be on arm’s length terms.

Issue of shares to directors

The ASX Listing Rules also prohibit a listed entity from issuing or agreeing to issue shares to a director unless it obtains the approval of shareholders or the share issue is exempt. Exempt share issues include issues made pro rata to all shareholders, under an underwriting agreement in relation to a pro rata issue, under certain dividend or distribution plans or under an approved employee incentive plan.

Related party financial benefits

Under Nasdaq listing standards, each company shall conduct an appropriate review and oversight of all related party transactions for potential conflicts of interest on an ongoing basis by the Audit Committee or another independent body of the Board.

For non-U.S. issuers, the term “Related Party Transaction” refers to transactions that must be disclosed pursuant to Form 20-F, which requires the company to provide certain information (nature and extent of any transactions or presently proposed which are material to the company or related party, or that are unusual; and amount of loans and guarantees made by the company to or for the benefit of a related party) with respect to transactions or loans between the company and

•  enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company;

•  associates;

•  individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family;

•  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and

•  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. This includes enterprises owned by directors or major shareholders of the company and enterprises that have a member of key management in common with the company. Close members of an individual’s family are those that may be expected to influence, or be influenced by, that person in their dealings with the company.

Requirements under the ASX Listing Rules / Corporations Act	Requirement under Nasdaq listing standards / Certain U.S. federal securities laws

An associate is an unconsolidated enterprise in which the company has a significant influence or which has significant influence over the company. Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over those policies. Shareholders beneficially owning a 10% interest in the voting power of the company are presumed to have a significant influence on the company.

A foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, except as described under “Corporate governance” below.

Significant transactions

Under the ASX Listing Rules, where a company proposes a significant change to the nature or scale of its activities or floats significant assets, it must provide full details to the ASX as soon as practicable. It must do so in any event before making the change. If the significant change involves the entity disposing of its main undertaking, the entity must get the approval of all holders of its ordinary shares and comply with any requirements of the ASX in relation to the notice of meeting, which must include a voting exclusion statement. Any agreement to dispose of its main undertaking must be conditional on the entity getting approval. A company must not dispose of a major asset without offer or approval for no offer.

Under Nasdaq listing standards , shareholder approval is prior to an issuance of securities in connection with:

•  the acquisition of the stock or assets of another company;

•  equity-based compensation of officers, directors, employees or consultants;

•  a change of control; and

•  transactions other than public offerings.

A foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, except as described under “Corporate governance” below.

Nomination and rotation of directors

Nomination

Under the ASX Listing Rules, a listed company must accept nominations for the election of directors up to 35 business days (or 30 business days in the case of a meeting requested by shareholders) before the date of a general meeting at which the directors may be elected, unless the company’s constitution provides otherwise.

Rotation

The ASX Listing Rules require that:

•  a director, other than the managing director and directors appointed to fill casual vacancies or as additions to the board, must not hold office past the third annual general meeting following the director’s appointment or three years, whichever is longer, without submitting himself or herself for re-elections; and

Nomination

Under Nasdaq listing standards , Director nominees must either be selected or recommended for the Board’s selection, either by:

•  Independent Directors constituting a majority of the Board’s Independent Directors in a vote in which only Independent Directors participate, or

•  A nomination committee comprised solely of Independent Directors.

Each company must certify it has adopted a formal written charter or board resolution addressing the nominations process.

Rotation

There is no formal rotation or term limit requirement under Nasdaq listing standards, although the

Requirements under the ASX Listing Rules / Corporations Act	Requirement under Nasdaq listing standards / Certain U.S. federal securities laws
• directors appointed to fill casual vacancies or as additions to the board do not hold office (without re-election) past the next annual general meeting.

company can institute term limits in its corporate governance policies.

Directors are subject to re-election every year at the annual meeting of shareholders, unless a classified board is put in place.

A foreign private issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, except as described under “Corporate governance” below.

Corporate governance

The ASX Corporate Governance Council has published the ASX Corporate Governance Principles and Recommendations (the Recommendations), which sets out eight central principles which are intended to assist companies to achieve good governance outcomes and meet the reasonable expectations of most investors.

Listed companies are required to provide a statement in their annual report to shareholders disclosing the extent to which they have followed the Recommendations in the reporting period and where they have not followed all the Recommendations, identify the Recommendations that have not been followed and the reasons for not following them. It is not mandatory to follow the Recommendations.

The eight central principles are:

•  lay solid foundations for management and oversight;

•  structure the board to be effective and add value;

•  instill a culture of acting lawfully, ethically and responsibly;

•  safeguard the integrity of corporate reports;

•  make timely and balanced disclosure;

•  respect the rights of security holders;

•  recognize and manage risk; and

•  remunerate fairly and responsibly.

Under Nasdaq listing standards Rule 5600 Series, Nasdaq has established Corporate Governance Requirements for all listed Companies. Companies are required to follow the published requirements, unless an applicable exemption exists. One such exemption allows a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, except that it must comply with:

•  Notification of Noncompliance requirement (Rule 5625);

•  Voting Rights requirement (Rule 5640);

•  The Diverse Board Representation Rule (Rule 5605(f));

•  The Board Diversity Disclosure Rule (Rule 5606);

•  Having an audit committee that satisfies Rule 5605(c)(3) and ensure that members meet the independence requirement of Rule 5605(c)(2)(A)(ii).

DESCRIPTION OF SECURITIES

We have one class of equity securities and one class of warrants registered under Section 12 of the Exchange Act. Tritium also has a class of Financing Warrants which are exercisable into Ordinary Shares.

The following description of our securities and certain provisions of our constitution are summaries and are qualified in their entirety by reference to the full text of our constitution, the A&R Warrant Agreement, and the Financing Warrant Agreement which have been publicly filed with the SEC. We encourage you to read our constitution, A&R Warrant Agreement, Financing Warrant Agreement and the applicable provisions of the Australian law.

Share Capital

As of October 12, 2022, our issued capital consists of 153,207,467 Ordinary Shares, 9,268,131 Warrants and 2,030,840 Financing Warrants.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

Our Ordinary Shares are not redeemable and do not have any preemptive rights.

Meetings of Shareholders and Voting Rights

Under Australian law, we are required to hold an annual general meeting at least once every calendar year and within five months after the end of its financial year. All meetings, other than the annual general meeting of shareholders, are referred to in the constitution as “general meetings.” Our board of directors may call general meetings of our shareholders whenever it sees fit, at such time and place, as it may determine. In addition, our board of directors is obliged to call a general meeting, if requested to do so, by our shareholders with at least 5% of votes that may be cast at the general meeting.

At a general meeting of our company, every shareholder of our company present in person or by proxy, attorney or representative, has one vote on a show of hands and, on a poll, one vote for each Ordinary Share held. On a poll, every shareholder of our company (or his or her proxy, attorney or representative) is entitled to one vote for each fully paid Ordinary Share held and, in respect of each partly paid Ordinary Share, is entitled to a fraction of a vote equivalent to the proportion in which the amount paid up (not credited) on that partly paid Ordinary Share bears to the total amounts paid and payable (excluding amounts credited) on that Ordinary Share. The chairperson has a casting vote.

Dividends

Subject to the Corporations Act, the constitution and any special terms and conditions of issue, our board of directors may, from time to time, resolve to pay a dividend or declare any interim, special or final dividend as, in their judgement, the financial position of our company justifies.

Our board of directors may fix the amount, time and method of payment of the dividends. The payment, resolution to pay, or declaration of a dividend does not require any confirmation by a general meeting.

The constitution contains a provision allowing our board of directors, on the terms and conditions they think fit, to establish, amend, suspend or terminate a dividend reinvestment plan (under which the whole or any part of any dividend or interest due to members may be applied in subscribing for Ordinary Shares).

Notices

Every shareholder of our company is entitled to receive notice of and, except in certain circumstances, attend and vote at our general meetings and to receive all notices, accounts and other documents required to be sent to our shareholders under the constitution, the Corporations Act and the Listing Rules of the Nasdaq. Under the Corporations Act, at least 21 days’ notice of meeting must be given to our shareholders. While we are listed on Nasdaq, notice must be given within any time limits prescribed by the Listing Rules of Nasdaq.

Transfer of Our Ordinary Shares

Subject to the constitution and to any restrictions attached to any Ordinary Share or classes of shares, our Ordinary Shares may be transferred by DTC transfer or by written transfer in any usual form or in any form approved by our board of directors and permitted by the Corporations Act. Our board of directors may, in circumstances permitted by the constitution or the Listing Rules of Nasdaq, decline to register a transfer of Ordinary Shares. If our board of directors decline to register a transfer, we must give the party lodging the transfer written notice of the refusal and the reason for refusal.

Issue of Our Ordinary Shares

Subject to the constitution and the Corporations Act and any special rights conferred on the holders of any shares or class of shares, our board of directors may issue shares, reclassify or convert shares, cancel or otherwise dispose of shares, or grant options over unissued shares to any person and they may do so at such times and on the conditions they think fit. The shares may be issued with preferred, deferred or special rights, or special restrictions about dividends, voting, return of capital, participation in the property of our company on a winding up or otherwise as our board of directors see fit.

Issue of Preference Shares

We may issue preference shares, including preference shares which are, or at the option of us or a holder are, liable to be redeemed or converted into Ordinary Shares. The rights attaching to preference shares are those set out in the constitution.

Winding Up

If we are wound up, then subject to the constitution and to the rights or restrictions attached to a class of shares, any surplus assets must be divided among our shareholders in proportion to the shares held by them (irrespective of the amounts paid or credited as paid on the shares), less any amounts which remain unpaid on these shares at the time of distribution.

Variation of Class Rights

Subject to the Corporations Act and the terms of issue of a class of shares, wherever the capital of our company is divided into different classes of shares, the rights attached to any class of shares may be varied with:

•	the written consent of the holders of at least three quarters of the issued shares in the particular class; or

•	the sanction of a special resolution passed at a separate meeting of the holders of shares in that class.

Our Board of Directors – Appointment and Retirement

Under the constitution, the number of our board of directors shall be a minimum of three directors and a maximum of 12 directors or such lower number as we resolve to authorize at a general meeting. Our directors are elected or re-elected by resolution by our shareholders at our general meetings.

Our board of directors may also appoint a director to fill a casual vacancy on our board or in addition to the existing directors, who will then hold office until our next annual general meeting and is then eligible for election at that meeting.

No director of our company may hold office without re-election for more than three years or past the third annual general meeting following the meeting at which the director was last elected or re-elected (whichever is later).

Our Directors – Voting

Questions arising at a meeting of our board of directors will be decided by a majority of votes of the directors present at the meeting and entitled to vote on the matter. In the case of an equality of votes on a resolution, the Chair of the meeting has a second or casting vote.

A written resolution of our board of directors may be passed without holding a meeting, if all of our directors sign or assent to the resolution (other than our directors permitted not to vote on the resolution in accordance with the terms of the constitution).

Powers and Duties of Our Directors

Our board of directors are responsible for managing our business and may exercise all the powers of us, which are not required by law or by the constitution, to be exercised by us in general meeting.

Indemnification of Directors and Officers

We, to the extent permitted by law, must indemnify each person who is a current or former director of our company, officer or secretary of our company, and such other officers or former officers of our company as our directors in each case determine, against any losses or liability incurred by that person as an officer of our company.

We, to the extent permitted by law, may enter into and pay premiums on a contract insuring any person who is a current or former director of our company, officer or secretary of our company, and such other officers or former officers of our company as our directors in each case determine, against any liability incurred by the person as an officer or auditor of our company.

Amendment

The constitution may only be amended in accordance with the Corporations Act, which requires a special resolution passed by at least 75% of our shareholders present (in person or by proxy, attorney or representative) and entitled to vote on the resolution at a general meeting of our company. Under the Corporations Act, we must give at least 21 days’ written notice of our intention to propose a resolution as a special resolution. While we are listed on Nasdaq, notice must be given within any time limits prescribed by the Listing Rules of Nasdaq.

Takeover Provisions

The takeover provisions in Chapter 6 of the Corporations Act restrict acquisitions of shares in listed companies, and unlisted companies with more than 50 members, if the acquirer’s (or another party’s) a relevant interest in voting shares would increase to above 20%, or would increase from a starting point that is above 20% and below 90%, unless certain exceptions apply.

Certain Disclosure Obligations

We are subject to continuous disclosure obligations under the Corporations Act. This requires us to disclose to ASIC information not generally available that a reasonable person would expect to have a material effect on the price or value of its securities. We take all actions necessary to comply with our continuous disclosure obligations under the Corporations Act.

Reporting Under Australian Law

We are subject to financial reporting obligations under the Corporations Act. This requires us to prepare, audit and lodge with ASIC half-year and annual reports.

Periodic Reporting Under U.S. Securities Law

We are a “foreign private issuer” under the securities laws of the United States and the Listing Rules of Nasdaq. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. registrants. We take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing standards. Subject to certain exceptions, the Listing Rules of Nasdaq permit a “foreign private issuer” to comply with its home country rules in lieu of the listing requirements of Nasdaq.

Additionally, because we qualify as a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

Listing of Our Securities

Our Ordinary Shares and Warrants are listed under the ticker symbols “DCFC” and “DCFCW,” respectively.

Certain Insider Trading and Market Manipulation Laws

Australian and U.S. law each contain rules intended to prevent insider trading and market manipulation. The following is a general description of those laws as such laws exist as of the date of this document, and should not be viewed as legal advice for specific circumstances.

We have adopted an insider trading policy. This policy provides, among other things, rules on transactions by members of our board of directors and our employees in our Ordinary Shares or in financial instruments, the value of which is determined by the value of the shares.

United States

The United States securities laws generally prohibits any person from trading in a security while in possession of material, non-public information or assisting someone who is engaged in doing the same. The insider trading laws cover not only those who trade based on material, non-public information, but also those who disclose material nonpublic information to others who might trade on the basis of that information (known as “tipping”). A “security” includes not just equity securities, but any security (e.g., derivatives). Thus, our board of directors, officers and other employees may not purchase or sell shares or other securities of our company when he or she is in possession of material, non-public information about our company (including our business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about our company.

Australia

The Australian securities laws generally prohibits any person from trading in a financial product while in possession of information which is not generally available and, if it were, would be likely to have a material effect on the price or value of the financial product. The insider trading laws cover not only those who trade based on material, non-public information, but also those who directly or indirectly communicate material non-public information to someone who they think might trade, enter into agreements to trade or get another person to trade. A “financial product” includes not only equity securities, but any financial product (e.g., derivatives, debentures). Thus, our board of directors, officers and other employees may not purchase or sell shares or other securities of our company when he or she is in possession of material, non-public information about our company (including our business, prospects or financial condition), nor may they tip any other person by disclosing material, non-public information about our company.

Rule 144

All our Ordinary Shares and Warrants received DCRN stockholders and Tritium Holdings shareholders in the Business Combination are freely tradable, except that our Ordinary Shares and Warrants received in the Business Combination by persons who become affiliates of our company for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Persons who may be deemed affiliates of our company generally include individuals or entities that control, are controlled by or are under common control with, us and may include the directors and executive officers of our company as well as our principal shareholders.

Registration Rights

Pursuant to the Amended and Restated Registration Rights Agreement, dated January 13, 2022, by and among the Company and the holders named therein (“A&R Registration Rights Agreement”), we have agreed with certain selling securityholders or their permitted transferees (collectively, the “RRA Selling Securityholders”) to use our commercially reasonable efforts to keep the registration statement on Form F-1 effective until such time as the securities of such RRA Selling Securityholders covered by the registration statement on Form F-1 no longer constitute “Registrable Securities” under and as defined in the A&R Registration Rights Agreement. In certain circumstances, the holders can demand our assistance with underwritten offerings and block trades. The holders will be entitled to customary piggyback registration rights.

On the January 13, 2022, the Company entered into the Option Agreements, pursuant to which the Company issued an aggregate of up to 7,500,000 Ordinary Shares to the Option Holders. On January 31, 2022, we and DCRN entered into the A&R Subscription Agreement with Palantir (the A&R Subscription Agreement together with the Option Agreements, the “Business Combination Financing Agreements”), pursuant to which the Company issued 2,500,000 Ordinary Shares to Palantir. The Business Combination Financing Agreements each provide that the Company will file a resale registration statement with the SEC (at the Company’s sole cost and expense), pursuant to which the Registrable Securities (as defined in the Business Combination Financing Agreements) held by or issuable to Palantir and the Option Holders will be registered for resale on a continuous basis, and the Company will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, Palantir and the Option Holders party thereto can demand the Company’s assistance with underwritten offerings. Palantir and the Option Holders are entitled to customary piggyback registration rights.

The Warrant Subscription Agreement relating to our Financing Warrants provides for certain registration rights for the Financing Warrant Holders (as defined below). Namely, within forty-five (45) calendar days after the Financial Close (as defined in the LNSA), the Company will file a resale registration statement with the SEC (at the Company’s sole cost and expense), pursuant to which the Registrable Securities (as defined in the Subscription Agreement) held by or issuable to the Holders will be registered for resale on a continuous basis, and the Company will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders party thereto can demand the Company’s assistance with underwritten offerings. Such holders are entitled to customary piggyback registration rights.

Pursuant to the B. Riley Registration Rights Agreement, the Company is required to file a resale registration statement registering the resale by B. Riley Principal Capital II of Ordinary Shares issued to it by the Company under the B. Riley Purchase Agreement. The Company shall use its commercially reasonable efforts to have such initial registration statement declared effective by the SEC as soon as reasonably practicable, subject to the requirements described in the B. Riley Registration Rights Agreement.

Our Warrants

The terms of our Warrants are described below.

Public Warrants

Each whole Warrant entitles the registered holder to purchase one Ordinary Share at a price of $6.90 per share, subject to adjustment as discussed below. Pursuant to the A&R Warrant Agreement, a holder of Warrants may exercise its warrants only for a whole number of Ordinary Shares. This means that only a whole Warrant may be exercised at any given time by a holder of Warrants. The Warrants will expire five years after the completion of the Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not be obligated to deliver any Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue Ordinary Shares upon exercise of a Warrant unless the Ordinary Shares issuable upon such exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a unit containing such Warrant will have paid the full purchase price for the unit solely for the Ordinary Share underlying such unit.

We have agreed that as soon as practicable, but in no event later than 30 days after the consummation of the Business Combination, we were required use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Ordinary Shares issuable upon exercise of the Warrants. We were required use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of the A&R Warrant Agreement. Notwithstanding the above, if the Ordinary Shares at the time of any exercise of a Warrant are not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants for Cash When the Price Per Share of Ordinary Shares Equals or Exceeds $10.80

Once the Warrants become exercisable, we may redeem the outstanding Warrants for cash (except as described below with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

•

if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $10.80 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the Warrant holders (which we refer to as the “market value”).

We will not redeem the Warrants for cash unless a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a “cashless basis” and would require the exercising Warrant holder to pay the exercise price for each Warrant being exercised. If and when the Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $10.80 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $6.90 (for whole shares) Warrant exercise price after the redemption notice is issued.

Redemption of Warrants for Cash When the Price Per Share of Ordinary Shares Equals or Exceeds $6.00

Once the Warrants become exercisable, we may redeem the outstanding Warrants for cash (except as described below with respect to the Private Placement Warrants):

•	in whole and not in part;

•

at a price of $0.10 per Warrant, provided that holders will be able to exercise their Warrants prior to redemption and receive that number of Ordinary Shares determined by reference to the table below, based on the redemption date and the “fair market value” of Ordinary Shares, except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice;

•

if, and only if, the last sale price of Ordinary Shares equals or exceeds $6.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the Warrant holders; and

•

if the last sale price of Ordinary Shares on the trading day prior to the date on which we send the notice of redemption to the Warrant holders is less than $10.80 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the Warrants are redeemed or exercised, Warrant holders may elect to exercise their Warrants on a cashless basis. The numbers in the table below represent the number of shares of Ordinary Shares that a Warrant holder will receive upon a cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Ordinary Shares on the corresponding redemption date (assuming Warrant holders elect to exercise their Warrants and such Warrants are not redeemed for $0.10 per Warrant), and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.

				Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of Warrants)	<6.00	6.60	7.20	7.80	8.40	9.00	9.60	10.20	>10.80
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The “fair market value” of Ordinary Shares shall mean the average reported last sale price of Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to Warrant holders. We will provide Warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends.

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365-day year. For example, if the average reported last sale price of Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to Warrant holders is $6.60 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Ordinary Shares for each whole Warrant. For example, where the exact fair market value and redemption date are not as set forth in the table above, if the average reported last sale price of Ordinary Shares for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to Warrant holders is $8.10 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their Warrants for 0.298 Ordinary Shares for each whole Warrant. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.361 Ordinary Shares per whole Warrant (subject to adjustment). Finally, as reflected in the table above, if the Warrants are “out of the money” (i.e. the trading price of Ordinary Shares is below the exercise price of the warrants) and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the ordinary shares exceeds $10.80 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Ordinary Shares are trading at or above $6.00 per share, which may be at a time when the trading price of Ordinary Shares is below the exercise price of the Warrants. We have established this redemption feature to provide the Warrants with an additional liquidity feature, which provides us with the flexibility to redeem the Warrants without the Warrants having to reach the $10.80 per share threshold. Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of Ordinary Shares for their Warrants, based on the “redemption price” as determined pursuant to the above table. We have calculated the “redemption prices” as set forth in the table above to reflect a Black-Scholes option pricing model with a fixed volatility input as of February 3, 2021. This redemption right provides us an additional mechanism by which to redeem all of the outstanding Warrants and therefore have certainty as to our capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed, and we will effectively be required to pay the redemption price to Warrant holders if we choose to exercise this redemption right, it will allow us to quickly proceed with a redemption of the Warrants if we determine it is in our best interest to do so. As such, we would redeem the Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Warrants and pay the redemption price to the Warrant holders.

As stated above, we can redeem the Warrants when the Ordinary Shares are trading at a price starting at $6.00, which is below the exercise price of $6.90, because it will provide certainty with respect to our capital structure and cash position while providing Warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of Ordinary Shares. If we choose to redeem the Warrants when the Ordinary Shares are trading at a price below the exercise price of the Warrants, this could result in the Warrant holders receiving fewer shares of Ordinary Shares than they would have received if they had chosen to wait to exercise their Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $6.90. No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a Warrant holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder.

Redemption Procedures

A Warrant holder may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

The stock prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted pursuant to the following three paragraphs. The adjusted stock prices in the column headings shall equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of Ordinary Shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of Ordinary Shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.

If the number of outstanding Ordinary Shares is increased by a stock dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the fair market value will be deemed a stock dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Ordinary Shares on account of such Ordinary Shares (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.

If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the Warrant holders will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the A&R Warrant Agreement based on the Black-Scholes value (as defined in the A&R Warrant Agreement) of the Warrant.

The Warrants have been issued in registered form under the A&R Warrant Agreement between Computershare Inc. and Computershare Trust Company N.A., as warrant agent, and us. The A&R Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any Warrant holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of the Public Warrants. If an amendment adversely affects the Private Placement Warrants in a different manner than the Public Warrants or vice versa, then approval of holders of at least 65% of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants, voting as separate classes, will be required.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Ordinary Shares or any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Ordinary Shares to be issued to the Warrant holder.

Private Placement Warrants

The Private Placement Warrants (including the Ordinary Shares issuable upon exercise of the Private Placement Warrants) were not transferable, assignable or salable until 30 days after the consummation of the Business Combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with DCRN Sponsor), and they will not be redeemable (except as described above under “—Redemption of Warrants for Cash When the Price Per Share of Ordinary Shares Equals or Exceeds $6.00”) so long as they are held by the initial purchasers of the Private Placement Warrants or their or its permitted transferees. The initial purchasers, or their permitted transferees, have the option to exercise the Private Placement Warrants on a cashless basis. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants in exchange for a number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of (A) the number of Ordinary Shares underlying the warrants and (B) the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) such fair market value. The “fair market value” shall mean the average reported last sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Financing Warrants

In connection with the financing transactions contemplated by the LNSA, on September 2, 2022, the Company issued to the Financing Warrant Holders an aggregate of 2,030,840 Financing Warrants pursuant to the Warrant Subscription Agreement and the Financing Warrant Agreement.

The Warrant Subscription Agreement provides for the grant of the Financing Warrants with the terms and conditions described in the Warrant Subscription Agreement and the Financing Warrant Agreement. The Warrant Subscription Agreement also contains certain registration rights granted by the Company to the Financing Warrant Holders. The Financing Warrant Holders were initially granted an aggregate of 2,030,840 Financing Warrants on September 2, 2022, which was determined by multiplying (i) by (ii), where: (i) is the quotient of (x) $14,500,000 divided by (y) the VWAP of the Ordinary Shares on the Nasdaq Stock Market for the thirty (30) trading days preceding, but excluding, the date that the Utilisation Request (as defined in the LNSA) was submitted under the LNSA (the “Initial Share Price”); and (ii) is the sum of 1 plus the quotient of (A) the Exercise Price (as defined in the Warrant Subscription Agreement) divided by (B) the Initial Share Price. Based on the submission of the Utilisation Request under the LNSA on September 2, 2022, the Initial Share Price was determined to be $7.14 per share. Each Financing Warrant will initially be exercisable for one Ordinary Share, subject to adjustment as described in the Financing Warrant Agreement, and will have an Exercise Price of $0.0001 per share. The Warrant Subscription Agreement also allows for a joinder to be executed for the issuance of up to 135,389 additional Financing Warrants to new parties to the Warrant Subscription Agreement in connection with the exercise of the Accordion Facility under the LNSA.

The Financing Warrant Agreement provides that the Financing Warrants shall vest and become exercisable by each Holder as follows: (a) one third of the Financing Warrants will vest and be immediately exercisable upon Financial Close; (b) one third of the Financing Warrants will vest and be exercisable on the date that is nine (9) months after the date of the Financial Close; and (c) one third of the Financing Warrants will vest and be exercisable on the date that is eighteen (18) months after the date of the Financial Close.

The Financing Warrants will be subject to accelerated vesting upon the occurrence of certain events, including: (a) the closing price per Ordinary Share on the Nasdaq Stock Market over any consecutive fifteen (15)-day period following the date of the Financial Close is equal to or greater than, two times the Initial Share Price; (b) there is a material breach by the Company of the Financing Warrant Agreement, the Subscription Agreement or the LNSA; (c) there is an Event of Default (as defined in the LNSA); or (d) a third party other than the Financing Warrant Holders announces, or the Company announces, an intention to proceed with a transaction that would reasonably be likely to result in a Change of Control (as defined in the LNSA) or any other transaction having a substantially similar effect.

Under the Financing Warrant Agreement, all unvested Financing Warrants expire upon the earlier to occur of (a) the repayment of the loans under the LNSA and termination of the LNSA or (b) the termination of the LNSA in connection with the non-occurrence of Financial Close.

Vested Financing Warrants are exercisable by the Holder by paying the Exercise Price for each Ordinary Share as to which the Financing Warrant is exercised as well as any and all taxes due in connection with the exercise of the Financing Warrant and the issuance of such Ordinary Shares. The Financing Warrant Agreement also provides for the exercise of the Financing Warrants on a “cashless basis” whereby such number of Ordinary Shares that are issuable upon exercise of a Financing Warrant with a fair market value (being the closing price of Ordinary Shares on the Nasdaq Stock Market as of the exercise date) equal to the aggregate Exercise Price are withheld from issue. After one (1) year from the Financial Close, Holder are only permitted to exercise their Financing Warrants on a “cashless basis.”

The Financing Warrants contain certain value protection features including a Guaranteed Value (as defined in the Financing Warrant Agreement) provision and customary anti-dilution provisions. The Guaranteed Value provision provides that within three (3) business days of receiving an exercise notice from a Holder, the Company shall calculate the value of the Ordinary Shares subject to issuance upon exercise of the Financing Warrants (prior to any adjustment) using a formula incorporating the VWAP of the Ordinary Shares on the Nasdaq Stock Market for the five (5) trading days immediately preceding the exercise date in order to determine the current Share Valuation (as defined in the Financing Warrant Agreement). If the Share Valuation is less than the Guaranteed Value, the Company shall, on the issuance date of the subject Ordinary Shares, either: (a) pay the difference between the Share Valuation and the Guaranteed Value (the “Value Difference”) to such Holder or as it may direct, in cash; or (b) adjust the number of Ordinary Shares issuable on the issuance date to include additional Ordinary Shares to such Holder (“Additional Financing Warrant Shares”), where such number of Additional Financing Warrant Shares will be calculated as the Value Difference, divided by the 5-day VWAP (rounded up to the nearest whole Ordinary Share). The Guaranteed Value shall be calculated by multiplying the number of Ordinary Shares issuable pursuant to such exercise by the Initial Share Price and by the percentage in the following table that corresponds to the last date before the relevant exercise date:

To and Including	Percentage
24 Months from Financial Close	67%
30 Months from Financial Close	80%
Thereafter	100%

For the avoidance of doubt, if the Share Valuation equals or exceeds the Guaranteed Value, there will be no adjustment to the number of Ordinary Shares issued or cash paid pursuant to the Guaranteed Value feature.

The customary anti-dilution provisions contained in the Financing Warrant Agreement include provisions calling for adjustment of the number of Ordinary Shares issuable upon exercise of the Financing Warrants, except in the case of an Excluded Issuance (as defined in the Financing Warrant Agreement), upon, among other events, (a) the issuance or deemed issuance of Ordinary Shares by the Company without consideration or for consideration per share less than Initial Share Price, including through the issuance of options or convertible securities, a change in the terms or treatment of options or convertible securities, a change in the consideration received for the exercise of options or convertible securities, or the occurrence of certain dividends or distributions, among other things, (b) dividend, subdivision or combination of Ordinary Shares, or (c) reorganization, reclassification, consolidation, or merger.

Under the Financing Warrant Agreement, no Financing Warrant may be transferred or assigned by a Holder except with the written consent of the Company (which may not be unreasonably withheld or delayed). Notwithstanding, a Holder may assign any Financing Warrant and its rights and obligations under the Financing Warrant Agreement to one or more of its affiliates without the consent of the Company; provided that such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of the Financing Warrant.

The Company shall have the right to redeem all or any portion of the unvested issued Financing Warrants upon notice to the Financing Warrant Holders at a redemption price per Financing Warrant equal to the Initial Share Price (the “Redemption Price”); provided, however, that any such redemption of Financing Warrants hereunder shall be for a minimum aggregate Redemption Price of one million U.S. dollars ($1,000,000) and shall be effected on a pro rata basis among all issued Financing Warrants. The Company may only exercise the redemption right three (3) times.

The securities that have been and, in the absence of an effective registration statement covering such issuance, may be issued by the Company to the Financing Warrant Holders pursuant to the Warrant Subscription Agreement have been and will be issued in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

Transfer Agent and Warrant Agent

The transfer agent for our Ordinary Shares in the United States is Computershare Trust Company, N.A. Each person investing in our Ordinary Shares held through The Depository Trust Company must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights as a shareholder of our company.

For as long as any of our Ordinary Shares are listed on Nasdaq or on any other stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of our Ordinary Shares reflected in the register administered by our transfer agent.

We have listed the Ordinary Shares in registered form and such Ordinary Shares, through the transfer agent, have not been certificated. We have appointed Computershare Trust Company, N.A. as our agent in New York to maintain the shareholders’ register of our company on behalf of our board of directors and to act as transfer agent and registrar for our Ordinary Shares. The Ordinary Shares are traded on Nasdaq in book-entry form.

The warrant agent for our Warrants and Financing Warrants is Computershare Inc. and Computershare Trust Company, N.A.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Transactions with Gilbarco

For the years ended June 30, 2022 and 2021, we were engaged in certain commercial transactions with Gilbarco, a subsidiary of Vontier Corporation. Vontier Corporation is our shareholder. For the years ended June 30, 2022 and 2021, (i) purchases from Gilbarco amounted to $0.0 million and 0.3 million, respectively, (ii) product revenue to Gilbarco amounted to $8.1 million and $19.1 million, respectively, (iii) payables to Gilbarco amounted to $0.0 million and $0.1 million , respectively, and (iv) receivables from Gilbarco amounted to $0.0 million and $2.5 million, respectively.

Vontier, an affiliate of Gilbarco, previously had rights to purchase Tritium shares from all other shareholders, that would expire within 90 days of receiving notice from Tritium of a determined valuation of Tritium, pursuant to a valuation process conducted after the IFRS fiscal year 2021 statutory accounts had been finalized. On August 1, 2021, Vontier agreed to waive their rights to acquire Tritium for consideration of $6.9 million paid by Tritium, pursuant to the release deed we entered into with DCRN, Tritium Holdings and Vontier on August 1, 2021.

Tritium also had an exclusivity agreement with Gilbarco, which provided exclusive distribution rights to Gilbarco to sell our products into the fuel retail channel, with the exception of CPOs. This agreement expired on August 29, 2021.

Additionally, in October 2021, Tritium entered into a verbal arrangement with Gilbarco to provide a 1.5% early payment discount on invoices that Gilbarco pays in full at least 30 days in advance of the agreed due date.

Transactions with Fast Cities

We have sold products to Fast Cities Australia Pty Ltd (“Fast Cities”) during the year ended June 30, 2022 at normal trading terms. The receivables due at the end of the period are payable within 30 days and are normal trade receivables. Trevor St Baker, a non-executive director of our company, is also a director of Fast Cities. Additionally, Mr. St Baker is a beneficiary of the St Baker Energy Innovation Trust, which owns 100% of the shares of Fast Cities. For the years ended June 30, 2022 and 2021, (i) purchases from St. Baker Energy amounted to $0.3 million and $0.3 million, respectively (ii) hardware revenue to Fast Cities amounted to $3.5 million and $2.1 million, respectively, and (iii) payables to St. Baker Energy amounted to $0.1 million and $0.0 million respectively, and (iv) receivables from Fast Cities amounted to $0.0 million and $0.5 million, respectively.

Additionally, in October 2021, we entered into an agreement with Fast Cities to provide a 5% discount on our products sold to Fast Cities in exchange for Fast Cities increasing its deposit on purchases from 20% to 80% of the invoiced amount.

Loans Payable to St. Baker Energy

We entered into the Shareholder Loan on May 5, 2020 with St. Baker Energy Holdings Pty Ltd, our shareholder, for a loan amount of $5.4 million. We initially borrowed an aggregate principal amount of $5.6 million under the Shareholder Loan. As at June 30, 2021 the outstanding balance of the Shareholder Loan was $6.4 million. The loan was repaid in full on May 11, 2022.

The Shareholder Loan bears interest at the coupon of 11%. This accrued interest on the Shareholder Loan is capitalized into the balance of the loan and is repayable in full with the principal at termination date.

Under the Intercreditor Deed, St Baker Energy Holdings Pty Ltd agreed to, among other things, postpone repayment of the Shareholder Loan such that it was not required to be repaid in connection with the consummation of the Business Combination. The CP Waiver Letter provides for the repayment of the Shareholder Loan in full upon the closing of a qualifying subordinated funding, which may be in the form of an equity raise or subordinated indebtedness, of at least $99 million. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources— Sources of Liquidity.”

Compensation Agreements with Tritium’s Board Members and Senior Management

For a description of our compensation agreements with members of the Board and senior management, see “Executive Compensation.”

Indemnification

Our constitution provides for certain indemnification rights for our current and past directors and other executive officers relating to and to the fullest extent permitted by law against all liabilities incurred by the director or officer as a result of their holding office in our Company or a related body corporate. Each officer and director enters into a standard form of deed of indemnity when they start their service with the Company.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares and our Warrants as of the date of this prospectus by:

•	each person known by us who is the beneficial owner of 5% or more of our outstanding Ordinary Shares;

•	each of our executive officers

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of October 12, 2022, there were 153,207,467 Ordinary Shares issued and 9,268,131 Warrants issued. Unless otherwise indicated and subject to applicable community property laws, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Unless otherwise indicated, the address of each person named below is c/o Tritium DCFC Limited, 48 Miller Street, Murarrie, QLD 4172, Australia.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned(8)	% of Ordinary Shares Beneficially Owned	Number of Warrants Beneficially Owned	% of Warrants Beneficially Owned
5% or Greater Shareholders
Entities affiliated with St Baker Energy Holdings Pty Ltd(1)	34,010,820	22.2%	—	—
Varley Holdings Pty Ltd(2)	23,009,066	15.0%	—	—
GGC International Holdings LLC(3)	22,035,281	14.4%	—	—
Ilwella Pty Ltd(4)	12,937,543	8.4%	—	—
Decarbonization Plus Acquisition Sponsor II LLC(5)	15,564,378	10.2%	—	—
Executive Officers and Directors			—	—
Jane Hunter	1,088,782	*	—	—
Michael Hipwood	491,799	*	—	—
Dr. David Finn(6)	6,102,091	4.0%	—	—
Glen Casey	—	—	—	—
Robert Tichio(7)	—	—	—	—
Trevor St. Baker AO(1)	34,010,820	22.2%	—	—
Kenneth Braithwaite	—	—	—	—
Edward Hightower	—	—	—	—
Adam Walker	—	—	—	—
All current executive officers and directors as a group (9 persons)	41,693,492	27.2%	—	—

*	Less than one percent.
(1)

St Baker Energy Holdings Pty Ltd TR St Baker Energy Innovation Trust is the record holder of 32,135,194 Ordinary Shares, St Baker Family Foundation ATF The Trevor and Judith St Baker Family Foundation is the record holder of 1,250,417 Ordinary Shares and Sunset Power Pty Ltd ATF St Baker Family Trust is the record holder of 625,209 Ordinary Shares. Trevor St Baker, one of our Non-Executive Directors, serves as a director of St Baker Energy Holdings Pty Ltd, which serves as Trustee for St Baker Energy Innovation Trust. Mr. St Baker is a beneficiary of St Baker Energy Innovation Trust. The business address for St Baker Energy Innovation Trust is Level 11, 344 Queen Street, Brisbane, QLD 4000, Australia, Attn: Trevor St Baker. Mr. St Baker also serves as Trustee for Trevor and Judith St Baker Family Philanthropic Pty Ltd for Trevor and Judith St Baker Family Foundation and as Trustee for Sunset Power Pty Ltd. The business address for St Baker Family Foundation is Level 11, 344 Queen Street, Brisbane QLD 4000. The business address for Sunset Power Pty Ltd is Level 11, 344 Queen Street, Brisbane QLD 4000.

(2)

The amount shown and the following information is derived from a Schedule 13G filed on May 16, 2022 by Varley Holdings Pty Ltd. The business address for this entity is 21 School Drive, Tomago, NSW 2322, Australia, Attn: Justin England.

(3)

The amount shown and the following information is derived from a Schedule 13G filed on January 24, 2022 by Vontier Corporation (“Vontier”), a Delaware corporation, and GGC International Holdings LLC (“GGC International Holdings”), a Delaware limited liability company and a direct, wholly-owned subsidiary of Vontier, which sets forth Vontier’s and GGC International Holdings’ beneficial ownership as of January 13, 2022. These securities are held of record by GGC International Holdings. Vontier may be deemed to beneficially own these securities because GGC International Holdings is a direct, wholly-owned subsidiary of Vontier. The address of the principal business office of Vontier is 5438 Wade Park Boulevard, Suite 600, Raleigh, NC 27607.

(4)

The amount shown and the following information is derived from a Schedule 13G filed on March 24, 2022 by Ilwella Pty Ltd. The business address for this entity is L22, 56 Pitt St, Sydney, NSW 2000, Australia, Attn: Quentin Flannery.

(5)

David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Holdings LLC and have shared voting and investment discretion with respect to the securities held of record by DCRN Sponsor. As such, each of Riverstone Holdings LLC, David M. Leuschen and Pierre F. Lapeyre, Jr. may be deemed to have or share beneficial ownership of the Ordinary Shares held directly by DCRN Sponsor. Each such entity or person disclaims any such beneficial ownership. The business address of each of these entities and individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(6)

Represents 6,065,766 Ordinary Shares held by Finnmax Pty Ltd, which serves as Trustee for Finn Family Trust and 36,325 Ordinary Shares to be issued to Dr. David Finn as stock-based compensation. Dr. David Finn is a beneficiary of the Finn Family Trust.

(7)	The address for this person is c/o 2744 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(8)

Unless otherwise indicated, beneficial ownership represents holdings as of August 30, 2022 based on information provided by holders or otherwise made available to the Company. The Company has not otherwise verified these amounts.

SHARES ELIGIBLE FOR FUTURE SALE

As of October 12, 2022, we have up to 153,207,467 Ordinary Shares issued and 9,268,131 Ordinary Shares issuable upon the exercise of Warrants. All our Ordinary Shares and Warrants received by DCRN public stockholders and Tritium Holdings shareholders in the Business Combination are freely tradable, except that our Ordinary Shares and Warrants received in the Business Combination by persons who become affiliates of our company for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of the Ordinary Shares.

Registration Rights & Registration Statements

Pursuant to the A&R Registration Rights Agreement, we have agreed with the RRA Selling Securityholders to use our commercially reasonable efforts to keep the registration statement on Form F-1 effective until such time as the securities of such RRA Selling Securityholders covered by the registration statement on Form F-1 no longer constitute “Registrable Securities” under and as defined in the A&R Registration Rights Agreement. In certain circumstances, the holders can demand our assistance with underwritten offerings and block trades. The holders will be entitled to customary piggyback registration rights.

The Business Combination Financing Agreements each provide that the Company will file a resale registration statement with the SEC (at the Company’s sole cost and expense), pursuant to which the Registrable Securities (as defined in the Business Combination Financing Agreements) held by or issuable to Palantir and the Option Holders will be registered for resale on a continuous basis, and the Company will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, Palantir and the Option Holders party thereto can demand the Company’s assistance with underwritten offerings. Palantir and the Option Holders are entitled to customary piggyback registration rights.

The Warrant Subscription Agreement relating to our Financing Warrants provides for certain registration rights for the Financing Warrant Holders. Namely, within forty-five (45) calendar days after the Financial Close (as defined in the LNSA), the Company will file a resale registration statement with the SEC (at the Company’s sole cost and expense), pursuant to which the Registrable Securities (as defined in the Subscription Agreement) held by or issuable to the Financing Warrant Holders will be registered for resale on a continuous basis, and the Company will use its commercially reasonable efforts to have the resale registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders party thereto can demand the Company’s assistance with underwritten offerings. Such holders are entitled to customary piggyback registration rights.

Pursuant to the B. Riley Registration Rights Agreement, the Company is required to file a resale registration statement registering the resale by B. Riley Principal Capital II of Ordinary Shares issued to it by the Company under the B. Riley Purchase Agreement. The Company shall use its commercially reasonable efforts to have such initial registration statement declared effective by the SEC as soon as reasonably practicable, subject to the requirements described in the B. Riley Registration Rights Agreement.

Lock-Up Agreement

Our shareholders and DCRN securityholders entered into the A&R Registration Rights Agreement and a lock-up agreement (the “Lock-Up Agreement”), which became effective at the Closing Date. Pursuant to the terms of the Lock-Up Agreement, the shareholders agreed, subject to certain customary exceptions, not to (i) effect any sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any of our securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of our securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (iii) make any public announcement of any intention to effect any transaction specified in clause (i) or (ii), for six months after the Closing Date.

Rule 144

A person who has beneficially owned restricted Ordinary Shares or restricted Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted Ordinary Shares or restricted Warrants for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of securities that does not exceed the greater of either of the following:

•	1% of then-outstanding equity shares of the same class; or

•	the average weekly trading volume of Ordinary Shares or Warrants, as applicable, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, to the extent we adhere to the requirements of Rule 701 in issuing such securities, each of our employees, consultants or advisors who purchases equity shares from us in connection with a compensatory stock plan or other written agreement executed prior to the Closing Date is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

SELLING SECURITYHOLDERS

This prospectus relates to the possible resale by the Selling Securityholders of up to 118,118,018 Ordinary Shares and 241,147 Warrants. This prospectus also relates to the resale by certain previous independent directors of DCRN of the 241,147 Ordinary Shares issuable upon the exercise of the Private Placement Warrants.

The Selling Securityholders may from time to time offer and sell any or all of the ordinary shares and warrants set forth below pursuant to this prospectus. In this prospectus, the term “Selling Securityholders” includes (i) the entities identified in the table and in the footnotes in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest (as a gift, pledge, partnership distribution or other non-sale related transfer) that acquire any of the securities covered by this prospectus after the date of this prospectus from the named Selling Securityholders.

The table below sets forth, as of the date of this prospectus, the name of the Selling Securityholders for which we are registering Ordinary Shares and Warrants for resale to the public, and the aggregate principal amount that the Selling Securityholders may offer pursuant to this prospectus. In accordance with SEC rules, individuals and entities below are shown as having beneficial ownership over the Ordinary Shares and Warrants they own or have the right to acquire within 60 days, as well as Ordinary Shares and Warrants for which they have the right to vote or dispose of such securities. Also in accordance with SEC rules, for purposes of calculating percentages of beneficial ownership, Ordinary Shares, which a person has the right to acquire within 60 days of the date of this prospectus, are included both in that person’s beneficial ownership as well as in the total number of Ordinary Shares issued used to calculate that person’s percentage ownership but not for purposes of calculating the percentage for other persons. In some cases, the same ordinary shares are reflected more than once in the table below because more than one holder may be deemed the beneficial owner of the same Ordinary Shares.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such securities. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the ordinary shares or warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus, subject to applicable law.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of ordinary shares and warrants registered on its behalf. A Selling Securityholder may sell all, some or none of such securities in this offering. See “Plan of Distribution.”

The information in the table below is based upon information provided by the Selling Securityholders. Unless otherwise indicated, the business address of each beneficial owner listed in the tables below is c/o Tritium DCFC Limited, 48 Miller Street, Murarrie, QLD 4172, Australia.

Name and Address of Selling Securityholder(1)	Ordinary Shares Beneficially Owned Prior to the Offering	As a % of Ordinary Shares Outstanding	Private Placement Warrants Beneficially Owned Prior to the Offering	Number of Ordinary Shares Being Offered	Number of Warrants Being Offered
Decarbonization Plus Acquisition Sponsor II LLC(2)(3)	15,564,378	10.2%	—	15,564,378	—
Dr. Jennifer Aaker(3)(4)	40,000	*	33,267	73,267	33,267
Jane Kearns(3)(5)	47,835	*	8,267	56,102	8,267
Jim McDermott(3)(6)	240,000	*	199,603	439,603	199,603
Jeffrey Tepper(3)(7)	50,423	*	10	50,433	10
St Baker Energy Holdings Pty Ltd(8)	34,010,820	22.2%	—	34,010,820	—

Name and Address of Selling Securityholder(1)	Ordinary Shares Beneficially Owned Prior to the Offering	As a % of Ordinary Shares Outstanding	Private Placement Warrants Beneficially Owned Prior to the Offering	Number of Ordinary Shares Being Offered	Number of Warrants Being Offered
Varley Holdings Pty Ltd(9)	23,009,066	15.0%	—	23,009,066	—
GGC International Holdings LLC(10)	22,035,281	14.4%	—	22,035,281	—
Ilwella Pty Ltd(11)	12,937,543	8.5%	—	12,937,543	—
Palantir Technologies Inc.(12)	2,500,000	1.6%	—	2,500,000	—
Finnmax Pty Ltd	6,065,766	4.0%	—	6,065,766	—
Jane Hunter	1,088,782	*	—	1,088,782	—
Michael Hipwood	491,799	*	—	491,799	—
Dr. David Finn	36,325	*	—	36,325	—

*	Less than one percent.
(1)

The beneficial ownership of Ordinary Shares is based on 153,207,467 Ordinary Shares issued and 9,268,131 Warrants issued as of October 12, 2022 and the number of shares registered for resale by each holder is based on holdings information known to the Company as of August 30, 2022.

(2)

David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Holdings LLC and have shared voting and investment discretion with respect to the securities held of record by DCRN Sponsor. As such, each of Riverstone Holdings LLC, David M. Leuschen and Pierre F. Lapeyre, Jr. may be deemed to have or share beneficial ownership of the securities held directly by DCRN Sponsor. Each such entity or person disclaims any such beneficial ownership. See “Beneficial Ownership of Securities.”

(3)	The business address of each of these entities and individuals is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.
(4)

Securities offered hereby consist of (i) 40,000 Ordinary Shares held by Dr. Aaker, (ii) 33,267 Ordinary Shares issuable upon exercise of an equal number of Private Placement Warrants and (iii) 33,267 Private Placement Warrants held by Dr. Aaker. Dr. Aaker was an independent director of DCRN prior to the closing of the business combination.

(5)

Securities offered hereby consist of (i) 47,835 Ordinary Shares held by Ms. Kearns, (ii) 8,267 Ordinary Shares issuable upon exercise of an equal number of Private Placement Warrants and (iii) 8,267 Private Placement Warrants held by Ms. Kearns. Ms. Kearns was an independent director of DCRN prior to the closing of the business combination.

(6)

Securities offered hereby consist of (i) 240,000 Ordinary Shares held by Mr. McDermott, (ii) 199,603 Ordinary Shares issuable upon exercise of an equal number of Private Placement Warrants and (iii) 199,603 Private Placement Warrants held by Mr. McDermott. Mr. McDermott was an independent director of DCRN prior to the closing of the business combination.

(7)

Securities offered hereby consist of (i) 50,423 shares of Ordinary Shares held by Mr. Tepper, (ii) 10 Ordinary Shares issuable upon exercise of an equal number of Private Placement Warrants and (iii) 10 Private Placement Warrants held by Mr. Tepper. Mr. Tepper was an independent director of DCRN prior to the closing of the business combination.

(8)	The business address for this entity is Level 11, 344 Queen Street, Brisbane, QLD 4000, Australia, Attn: Trevor St Baker. See “Beneficial Ownership of Securities.”
(9)	The business address for this entity is 21C School Drive, Tomago, NSW 2322, Australia, Attn: Justin England. See “Beneficial Ownership of Securities.”
(10)

GGC International Holdings is the record holder of 22,035,281 Ordinary Shares. The address of the principal business office of Vontier is 5438 Wade Park Boulevard, Suite 600, Raleigh, NC 27607. See “Beneficial Ownership of Securities.”

(11)	The business address for this entity is L22, 56 Pitt St, Sydney, NSW 2000, Australia, Attn: Quentin Flannery. See “Beneficial Ownership of Securities.”
(12)

Palantir Technologies Inc. is currently controlled by its board of directors. For more information, please see Palantir Technologies Inc.’s public filings with the SEC. We are a customer of Palantir Technologies Inc. The address of Palantir Technologies Inc. is 1555 Blake Street, Suite 250, Denver, CO 80202.

PLAN OF DISTRIBUTION

We are registering the resale by the Selling Securityholders named in this prospectus, including their donees, pledgees, transferees or their successors, of: (i) 118,118,018 Ordinary Shares of the Company and (ii) 241,147 Warrants. This prospectus also relates to the issuance of up to (i) 241,147 Ordinary Shares that are issuable upon the exercise of 241,147 Private Placement Warrants and (ii) up to 9,026,984 Ordinary Shares that are issuable upon the exercise of 9,026,984 Public Warrants. This prospectus also relates to the resale by certain previous independent directors of DCRN of the 241,147 Ordinary Shares issuable upon the exercise of the Private Placement Warrants.

We will not receive any proceeds from any sale by the Selling Securityholders of the Ordinary Shares or the Warrants being registered for resale hereunder. We will bear all costs, expenses and fees in connection with the registration of the securities offered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants. The Selling Securityholders will bear all incremental selling expenses, including commissions, brokerage fees and other similar selling expenses.

The Selling Securityholders may offer and sell, from time to time, some or all of the securities covered by this prospectus. As used herein, “Selling Securityholders” includes donees, pledgees, transferees or other successors-in-interest (as a gift, pledge, partnership distribution or other non-sale related transfer) selling securities received after the date of this prospectus from the Selling Securityholders. We have registered the securities covered by this prospectus for offer and sale so that those securities may be freely sold to the public by the Selling Securityholders. Registration of the securities covered by this prospectus does not mean, however, that those securities necessarily will be offered or resold by the Selling Securityholders. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Sales of the securities offered hereby may be effected by the Selling Securityholders from time to time in one or more types of transactions (which may include block transactions), including but not limited to, on Nasdaq at prevailing market prices, in negotiated transactions, through put or call options transactions relating to the securities offered hereby, through short sales of the securities offered hereby, or a combination of such methods of sale. Such transactions may or may not involve brokers or dealers. In effecting sales, brokers or dealers engaged by the Selling Securityholder may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the securities by a broker-dealer as principal and resales of the securities by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the securities offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers participating in the distribution of the securities covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those broker-dealers may be deemed to be underwriting commissions under the Securities Act. The Selling Securityholders have advised us that they have not entered into any agreements, understandings or arrangements with any broker-dealers regarding the sale of the securities covered by this prospectus.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

There can be no assurance that the Selling Securityholders will sell all or any of the securities offered by this prospectus. In addition, the Selling Securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus.

The Selling Securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time.

The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor-in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Securityholder.

Upon our being notified by any Selling Securityholder that any material arrangement has been entered into with a broker-dealer for the sale of securities offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of the participating broker-dealer(s);

•	the specific securities involved;

•	the initial price at which such securities are to be sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealers(s), where applicable; and

•	other facts material to the transaction.

The Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities offered hereby or of securities convertible into or exchangeable for such securities in the course of hedging positions they assume with the Selling Securityholders. The Selling Securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended or supplemented to reflect such transaction).

A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell the Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge the Securities to a financial institution or other third party that in turn may sell the Securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.

We have agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act. The Selling Securityholders have agreed to indemnify us in certain circumstances against certain liabilities, including certain liabilities under the Securities Act. The Selling Securityholders may indemnify any broker or underwriter that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

EXPENSES RELATED TO THE OFFERING

We estimate the following expenses in connection with the offer and sale of our Ordinary Shares and Warrants by the Selling Securityholders. With the exception of the SEC Registration Fee, all amounts are estimates.

Amount
SEC registration fee		$89,782.68
FINRA filing fee		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Printing expenses		*
Transfer agent fees and expenses		*
Miscellaneous costs		*

Total	$	*

*	These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Under agreements to which we are party with the Selling Securityholders, we have agreed to bear all expenses relating to the registration of the resale of the securities pursuant to this prospectus.

LEGAL MATTERS

Corrs Chambers Westgarth, Australian counsel to the Company, has provided a legal opinion for the Company regarding the validity of the Ordinary Shares offered by this prospectus. Latham & Watkins LLP, U.S. counsel to the Company, has provided a legal opinion for the Company regarding the validity of the Warrants offered by this prospectus.

EXPERTS

The financial statements as of June 30, 2022 and 2021 and for each of the three years in the period ended June 30, 2022 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Tritium DCFC Limited’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEABILITY OF CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS IN THE UNITED STATES

We are a public limited company organized under the laws of Australia. As a result, the rights of holders of our Ordinary Shares will be governed by Australian law and our constitution. The rights of shareholders under Australian law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A substantial amount of our assets are located outside the United States. As a result, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Australia will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Australia against us or our directors or officers under the securities laws of other jurisdictions.

Our registered address in Australia is c/o Tritium DCFC Limited, 48 Miller Street, Murarrie, QLD 4172, Australia

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 E 42nd St., 18th Floor, New York, New York 10168.

Our authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act is Cogency Global Inc., 22 East 42nd Street, 18th Floor New York, NY 10168.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We maintain a corporate website at www.tritiumcharging.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

This financial report covers the consolidated entity consisting of Tritium DCFC Limited and its controlled entities (the “Group”). The financial report is presented in United States Dollars.

The registered office and principal place of business is:

Tritium DCFC Limited

48 Miller Street

Murarrie Queensland 4172

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tritium DCFC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Tritium DCFC Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of shareholders’ deficit and of cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, has a total shareholders’ deficit, has incurred recurring cash outflows from operating activities, and requires additional working capital funding in order to fund future operating cash flows and maintain the minimum liquidity levels in the Company’s financing agreements that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Brisbane, Australia

September 23, 2022

We have served as the Company’s auditor since 2021.

Tritium DCFC Limited | Financial Statements

Consolidated Statements of Operations and Comprehensive Loss

For the years ended June 30, 2022, 2021 and 2020

	Note	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Revenue
Service and maintenance revenue – external parties	2(a)	4,989	2,594	5,489
Service and maintenance revenue – related parties	2(a)	—	1	2
Hardware revenue – external parties	2(a)	69,243	32,299	34,095
Hardware revenue – related parties	2(a)	11,589	21,263	7,383

Total revenue		85,821	56,157	46,969

Cost of goods sold
Service and maintenance - costs of goods sold		(3,778)	(2,873)	(2,138)
Hardware – cost of goods sold		(82,383)	(55,188)	(45,805)

Total cost of goods sold		(86,161)	(58,061)	(47,943)

Selling, general and administration expense	3	(74,323)	(31,624)	(23,615)
Product development expense		(14,031)	(10,521)	(9,548)
Foreign exchange gain/(loss)		(4,208)	(1,436)	(231)

Total operating costs and expenses		(92,562)	(43,581)	(33,394)

Loss from operations		(92,902)	(45,485)	(34,368)

Other income (expense), net
Finance costs	4(a)	(18,136)	(8,795)	(1,509)
Transaction and offering related fees	5	(6,783)	(4,794)	—
Fair value movements - derivatives and warrants	4(b)	(9,782)	(5,947)	—
Other income	2(b)	61	1,940	1,433

Total other expenses and other income		(34,640)	(17,596)	(76)

(Loss) before income taxes		(127,542)	(63,081)	(34,444)

Income tax expense	6	(20)	(11)	—

Net (loss)		(127,562)	(63,092)	(34,444)

Net (loss) per common share
Net (loss) per common share attributable to common shareholders	22	(127,562)	(63,092)	(34,444)
Basic and diluted – common shares	22	(1.01)	(0.58)	(0.33)
Basic and diluted – C shares	—	—	(0.58)	(0.33)
Weighted average shares outstanding
Basic and diluted – common shares		126,814,171	99,915,563	97,565,239
Basic and diluted – C shares			8,047,417	8,047,417
Comprehensive Loss
Net (loss)		(127,562)	(63,092)	(34,444)
Other comprehensive (loss) (net of tax)
Change in foreign currency translation adjustment		7,336	(136)	(600)

Total other comprehensive (loss) (net of tax)		7,336	(136)	(600)

Total comprehensive (loss)		(120,226)	(63,228)	(35,044)

The accompanying notes are an integral part of these consolidated financial statements.

Tritium DCFC Limited | Financial Statements

Consolidated Statements of Financial Position

As of June 30, 2022 and 2021

	Note	As of June 30, 2022 $’000	As of June 30, 2021 $’000
Assets
Cash and cash equivalents	7	70,753	6,157
Accounts receivable - related parties	8	16	2,991
Accounts receivable - external parties	8	30,816	11,318
Accounts receivable - allowance for expected credit losses	8	(275)	(227)
Inventory	9	55,706	36,430
Prepaid expenses	10	4,873	918
Deposits	11	15,675	4,912

Total current assets		177,564	62,499

Property, plant and equipment, net	12	11,151	5,689
Operating lease right of use assets, net	19	24,640	18,312
Deposits	11	—	1,350
Total non-current assets		35,791	25,351

Total assets		213,355	87,850

Liabilities and Shareholders’ Deficit
Accounts Payable	13	47,603	17,135
Borrowings	14	74	36,571
Contract liabilities	20	37,727	9,198
Employee benefits	16	2,653	2,037
Other provisions	18	27,623	5,349
Obligations under operating leases	19	4,020	2,941
Financial instruments – derivative	14	—	874
Other current liabilities	17	2,939	6,101
Warrants	15	12,340	—
Total current liabilities		134,979	80,206

Obligations under operating leases	19	25,556	17,660
Contract liabilities	20	2,231	1,618
Employee benefits	16	217	125
Borrowings net of unamortized issuance costs	14	88,269	37,369
Related party borrowings	14/26	—	6,392
Other provisions	18	2,652	2,541
Financial instruments - derivative	14	—	5,947
Other non-current liabilities		—	—

Total non-current liabilities		118,925	71,652

Total liabilities		253,904	151,858

Commitments and Contingent liabilities	25
Shareholders’ Deficit
Common stock, no par value, unlimited stock authorized at June 2022, 153,094,269 shares issued (107,806,361 legacy Tritium common shares as of June 2021); 148,893,898 shares outstanding as of June 2022 (99,915,561 legacy Tritium common shares as of June 2021)		227,268	92,809
Treasury shares, 4,200,371 as of June 30, 2022 (7,890,800 as of June 2021)		—	—
Legacy Tritium Class C shares, no par value, unlimited shares authorized at June 2021, 8,052,499 shares issued and outstanding as of June 2021 (Nil as of June 2022)		—	4,383
Additional paid in capital		19,210	5,601
Accumulated other comprehensive income (loss)		3,640	(3,696)
Accumulated deficit		(290,667)	(163,105)
Total Shareholders’ deficit		(40,549)	(64,008)

Total Liabilities, and Shareholders’ deficit		213,355	87,850

The accompanying notes are an integral part of these consolidated financial statements.

Tritium DCFC Limited | Financial Statements

Consolidated Statements of Shareholders’ Deficit

For the years ended June 30, 2022, 2021 and 2020

	Common Stock		Legacy Tritium Class C Shares		Treasury Shares		Additional paid-in capital	Accumulated Other comprehensive loss	Accumulated deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
		$’000		$’000		$’000	$’000	$’000	$’000	$’000
Balance at June 30, 2019	91,348,247	69,132	8,052,499	4,383	(3,025,486)	—	2,479	(2,960)	(65,569)	7,465
Share-based payment compensation	—	—	—	—	—	—	—	—	—	—
Issuance of shares	11,592,800	23,910	—	—	—	—	—	—	—	23,910
Equity issuance cost	—	(233)	—	—	—	—	—	—	—	(233)
Net loss	—	—	—	—	—	—	—	—	(34,444)	(34,444)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	(600)	—	(600)

Balance at June 30, 2020	102,941,047	92,809	8,052,499	4,383	(3,025,486)	—	2,479	(3,560)	(100,013)	(3,902)
Share-based payment compensation	4,865,315	—	—	—	(4,865,315)	—	3,122	—	—	3,122
Issuance of shares	—	—	—	—	—	—	—	—	—	—
Equity issuance cost	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(63,092)	(63,092)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	(136)	—	(136)

Balance at June 30, 2021	107,806,361	92,809	8,052,499	4,383	(7,890,800)	—	5,601	(3,696)	(163,105)	(64,008)
Issuance of DCFC Founder Share	1	—	—	—	—	—	—	—	—	—
Issuance of DCFC Common Stock to the legacy Tritium Class C shareholders	8,052,499	4,383	(8,052,499)	(4,383)	—	—	—	—	—	—
Conversion of Convertible Notes into DCFC Common Stock	4,288,311	42,570	—	—	—	—	—	—	—	42,570
Conversion of DCRN Class A and Class B shares into DCFC Common Stock	15,380,694	(12,750)	—	—	—	—	—	—	—	(12,750)
Issuance of DCFC Common Stock related to the Option Agreements and PIPE Financing	10,000,000	60,000	—	—	—	—	—	—	—	60,000
Issuance of DCFC Common Stock related to the Shadow Equity Plan	1,175,601	11,845	—	—	—	—	3,262	—	—	15,107
Exercise of warrants	6,537,973	45,112	—	—	—	—	4,850	—	—	49,962
Modification of the Loan Funded Share Plan	(147,171)	—	—	—	3,690,429	—	6,381	—	—	6,381
Stock-based compensation	—	—	—	—	—	—	5,932	—	—	5,932
Transaction costs	—	(16,701)	—	—	—	—	—	—	—	(16,701)
Waiver of related party’s option to acquire Tritium	—	—	—	—	—	—	(6,816)	—	—	(6,816)
Net loss	—	—	—	—	—	—	—	—	(127,562)	(127,562)
Change in foreign currency translation adjustment	—	—	—	—	—	—	—	7,336	—	7,336

Balance at June 30, 2022	153,094,269	227,268	—	—	(4,200,371)	—	19,210	3,640	(290,667)	(40,549)

The accompanying notes are an integral part of these consolidated financial statements.

Tritium DCFC Limited | Financial Statements

Consolidated Statements of Cash Flows

For the years ended June 30, 2022, 2021 and 2020

	Note	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Cash flows from operating activities

Net loss		(127,562)	(63,092)	(34,444)
Reconciliation of net loss to net cash used in operating activities
Share-based compensation expense	3	28,188	8,371	—
Foreign exchange gains or losses		—	1,436	213
Depreciation expense	12	2,198	2,312	1,309
Borrowing costs		1,518	—	725
Fair value movements – derivatives and warrants	4(b)	9,782	5,947	—
Adjustment for capitalized interest		12,761	8,559	—
Changes in operating assets and liabilities
Accounts receivable		(16,475)	(1,063)	(4,755)
Inventory		(19,276)	(8,771)	(2,455)
Accounts payable		3,263	6,619	(1,085)
Employee benefits		708	720	507
Other liabilities		37,020	9,069	1,800
Other assets		(18,965)	(2,567)	(2,269)

Net cash used in operating activities		(86,840)	(32,460)	(40,436)

Cash flows from investing activities
Payments for property, plant and equipment		(7,023)	(2,572)	(1,309)

Net cash used in investing activities		(7,023)	(2,572)	(1,309)

Cash flows from financing activities
Proceeds from issuance of Common Stock in the Business Combination		53,182	—	—
Transaction costs paid		(3,808)	—	—
Proceeds from the exercise of warrants		26,572	—	—
Proceeds from issuance of Common Stock pursuant to the PIPE Financing		15,000	—	—
Proceeds from issuance of Common Stock pursuant to the Option Agreements		45,000	—	—
Proceeds from issuance of legacy Tritium ordinary shares		—	—	23,677
Proceeds from borrowings – external parties		117,527	—	33,029
Proceeds from borrowings – related parties		—	—	5,150
Proceeds from convertible notes including derivative		—	33,367	—
Transaction costs for borrowings		(3,888)	—	(1,162)
Repayment of borrowings – external parties		(77,351)	—	(12,392)
Repayment of borrowings – related parties		(6,414)	—	—
Waiver of related party’s option to acquire Tritium		(6,816)	—	—

Net cash provided by financing activities		159,004	33,367	48,302

Effects of exchange rate changes on cash and cash equivalents		(545)	120	(60)
Net increase / (decrease) in cash and cash equivalents		65,141	(1,665)	6,557
Cash and cash equivalents at the beginning of the period		6,157	7,702	1,205

Cash and cash equivalents end of the period		70,753	6,157	7,702

The accompanying notes are an integral part of these consolidated financial statements.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

For the purpose of these consolidated financial statements, intercompany accounts, transactions, and profits are eliminated on consolidation.

Description of Business and General information

Tritium Holdings Pty Ltd (“Legacy Tritium” or “Tritium Holdings”) is in the business of development, design, testing and manufacturing of innovative power electronic systems and renewable energy solutions. Decarbonization Plus Acquisition Corporation II (“DCRN”) was incorporated in Delaware, United States of America on December 4, 2020. DCRN was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Tritium DCFC Limited (“Tritium DCFC” or the “Group“) is a holding company incorporated in Australia on May 7, 2021 for the purpose of effectuating the Business Combination described below.

On May 25, 2021 , Tritium DCFC entered into a Business Combination agreement (the “Business Combination Agreement” or “BCA”) with Tritium Holdings and DCRN. On January 13, 2022 (the “Closing Date”), the BCA was consummated and Tritium Holdings and DCRN became wholly owned subsidiaries of Tritium DCFC (the “Business Combination”).

Principles of consolidation

The Business Combination has been accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States. Under this method of accounting, Tritium DCFC and DCRN have been treated as the “acquired” companies for financial reporting purposes. For accounting purposes, Tritium Holdings has been deemed to be the accounting acquirer in the transaction and, consequently, the transaction has been treated as a recapitalization of Tritium Holdings (i.e., a capital transaction involving the issuance of shares by Tritium Holdings for the net assets of DCRN, accompanied by a recapitalization of Tritium Holdings). Consequently, Tritium Holdings has been deemed the accounting predecessor, meaning that Tritium Holdings’ consolidated assets, liabilities and results of operations have become the historical financial statements of the Group.

The financial statements presented have been prepared on the basis of the continuation of Tritium Holdings. Further information is included in Note 28.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company8 has control. All subsidiaries except for DCRN have a reporting year end of June 30. DCRN has a reporting year end of December 31. We present our consolidated financial statements on the basis of our fiscal year ending June 30. All references to years in these consolidated financial statements refer to the fiscal year ending or ended on June 30 of that year.

[8]	Being the parent entity of the Tritium DCFC Group.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

Principles of consolidation continued

Presentation

The financial statements are presented in United States dollars which is the consolidated Group’s elected reporting currency. All amounts disclosed in the financial statements relate to the Group unless otherwise stated. The financial statements have been prepared on the historical cost basis, except for derivative financial instruments and warrant liabilities that have been measured at fair value and share-based compensation. Amounts in the consolidated financial statements have been rounded off to the nearest thousand dollars, unless otherwise stated.

Going concern basis

These consolidated financial statements have been prepared on the basis that the Group is a going concern. At June 30, 2022 the Group had a total shareholders’ deficit of $40.5 million. The Group incurred losses after tax of $127.6 million for the year ended June 30, 2022 (2021: $63.1 million, 2020: $34.4 million). The Group incurred operating cash outflows of $86.8 million for the year ended June 30, 2022, compared to operating cash outflows of $32.5 million for the year to June 30, 2021 (2020: $40.4 million).

As set out in Note 28 and Note 14, the business combination, the CIGNA re-financing, the Post-Business Combination Financing, and the Option Agreements have provided the Group with additional funding to finance its expansion, as well as restructure and refinance the existing borrowings of the Group. The Group is also in the process of exploring various options for additional post-closing financing to further expand its operational activities to meet customer demand. As disclosed in Note 29, on September 2, 2022, the existing $90 million senior debt facility from Cigna & Barings has been extended by $60 million to a $150 million facility. The Group has also entered into a committed equity facility for up to $75 million with B.Riley Principal Capital II, LLC.

However, the Board approved cash flow forecasts for the Group indicate that the Group will continue to incur significant operating cash outflows for at least 12 months from the date of this report to fund its expansion. In addition, as detailed in Note 14, the Group also has external borrowing facilities with CIGNA that require the Group to maintain minimum liquidity reserve levels throughout the term of the arrangement. The above events and conditions raise substantial doubt about the Group’s ability to continue as a going concern.

As such, the ability of the Group to continue as a going concern is principally dependent upon one or more of the following:

•	the successful and profitable growth of the business;

•	the ability of the Group to meet its cashflow forecasts; and

•	the ability of the Group to raise capital as and when necessary.

While management has secured a level of additional funding, in order to fund the operating cashflows and maintain these minimum liquidity reserve levels, it is likely that additional working capital funding will be required. If the Group is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations and reducing overhead expenses. The Directors believe that the going concern basis of preparation is appropriate as the Group has a history of being able to raise capital from debt and equity sources.

Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

Principles of consolidation continued

in these financial statements. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Group be unable to continue as a going concern.

New and Amended Standards Adopted by the Group

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-08”) “Codification Improvements to Subtopic 310 – 20, Receivables – Non-refundable Fees and Other Costs” and is effective for fiscal years beginning after December 15, 2020. The amendments clarify the Board’s intent that an entity should revaluate whether a callable debt security that has multiple call dates is within the scope of paragraph 310-20-35-33 for each reporting period. The adoption of ASU 2020-08 did not have a material impact on the Group’s consolidated financial statements.

In October 2020, the FASB issued Accounting Standards Update (“ASU 2020-10”) “Codification Improvements”. The purpose of these amendments is to make minor amendments and updates to the Codification for technical corrections such as conforming standards, clarifications of guidance, simplifications to wording or structure of guidance, and other minor improvements. The amendments are effective for fiscal years beginning after December 15, 2020. The adoption of ASU 2020-10 did not have a material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update (“ASU 2019-12”) “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740 and clarifying certain aspects of the existing guidance to promote more consistency. The amendments require an entity to reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the first interim period that includes the enactment date of the new legislation.

Recently issued accounting standards

In August, 2020, the FASB issued Accounting Standards Update (“ASU 2020-06”) “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments are effective for fiscal years beginning after December 15, 2021. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares, impact the diluted EPS computation. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In May 2021, the FASB issued Accounting Standards Update (“ASU 2021-04”) “Earnings Per Share (Topic 260)”and is effective for fiscal years beginning after December 15, 2021. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. The Company is currently assessing the impact of adopting this standard on its condensed consolidated financial statements.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

Principles of consolidation continued

In October 2021, the FASB issued Accounting Standards Update (“ASU 2021-08”) “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” and is effective for fiscal years beginning after December 15, 2022. This amendment requires that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires entities to disclose annually its transactions with a government accounted for by applying a grant or contribution accounting model by analogy. The disclosure requirement includes information about the nature of the transactions and the related accounting policy used to account for the transactions, the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line, and significant terms and conditions of the transactions, including commitments and contingencies. The guidance will be effective for annual reporting periods beginning after December 15, 2021. Early application is permitted. The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements and disclosures.

a)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include but are not limited to: determining the lease term of contracts with renewal and termination options, discount rates, share-based compensation, estimation of the fair value of derivatives and warrants, estimation of useful lives of assets, impairment of assets, taxes, employee benefits provisions and warranty provision. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates due to risks and uncertainties and may be material.

b)	Revenue recognition

Revenue from contracts with customers

Revenue is recognized when or as the control of the goods or services are transferred to the customer. Depending on the terms of the contract, control of the goods or services may be transferred over time or at a point in time. If control of the goods or services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards satisfying the performance obligation, otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include more than one performance obligation. For such arrangements, the Group allocates the contract price to each distinct performance obligation based on relative standalone selling price. All revenue is stated net of the amount of taxes. The specific recognition criteria described below must also be met before revenue is recognized.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

b)	Revenue recognition continued

Sale of hardware revenue

The Group generates revenue from the sale of electric vehicle chargers. The contracts with customers include distinct performance obligations relating to the sale of goods and other related services. The overall contract price is allocated to the distinct performance obligations based on the relative standalone selling price. Revenue from the sale of electric vehicle chargers is recognized at a point in time when the Group transfers control of the assets to the customer.

The Group also provides for standard warranty rights for general repairs for either two or three years on all electric vehicle chargers sold. This standard warranty is not considered to be a separate performance obligation. The estimated warranty costs are recognized as a liability when the Group transfers control of the goods to a customer.

Rendering of services revenue

The Group generates revenue from services in relation to installation, repair, maintenance, and training. Generally, revenue in relation to rendering of services is recognized when the service has been provided, either over time or at a point in time. The Group recognizes the material portion of their revenue from services at a point of time when the service is delivered (i.e., For installation and repairs). However, if the service is performed over a period of time and if the outcome can be estimated reliably, then the stage of completion of the services based on an input method (i.e., costs incurred) is used to determine the appropriate level of revenue to be recognized in the period.

The Group provides an extended warranty to its customers for an additional fee. Extended warranty revenue is recognized as a contract liability on receipt and recognized over the period in which the service is provided based on the time elapsed (this commences after the standard warranty expires).

Bill-and-hold transactions

In certain circumstances, the Group’s customers may request the Group to store products on the customer’s behalf until the customer is ready to collect or have the goods delivered to their specified location. This may arise if customers are not ready to take delivery as a result, generally, of delays in their site construction and rollout or obtaining necessary customs clearances. In these situations, the transfer of control of these products to the customer occurs when the finished products are ready for delivery to the customer. In assessing the transfer of control in these “bill-and-hold” arrangements, we assess whether the Group

•	billed the customers in full;

•	made the products available for the customer, end of line testing of the product is completed and notification made of the completion of manufacture;

•	identified the product physically and systematically as belonging to a specific customer and segregated in our warehouse; and

•	does not have the ability to direct the product to a different customer.

In assessing bill-and-hold arrangements, the Group is required to make a judgement on whether there is commercial substance to the customer’s request and that the customer agrees that control has passed and the Group has the right to bill the customer.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

b)	Revenue recognition continued

Costs to obtain a contract

Costs to obtain a contract mainly relate to commissions paid to the Group’s sales personnel. As contract costs related to sales are typically fulfilled within one year, the costs to obtain a contract are expensed as incurred. Amounts billed to customers related to shipping and handling are classified as revenue. The cost for freight and shipping are recognized as an expense in cost of goods sold when control over the chargers, parts or accessories have transferred to the customer.

Contract liabilities

A contract liability balance typically arises due to allocation of a part of the consideration received to unsatisfied performance obligations, including extended warranty obligations under revenue contracts. Contract liabilities also arise due to receipt of advances from the customer, prior to satisfaction of performance obligations. The Group’s balance sheet includes customer advances and unearned revenue as contract liabilities.

Grant income

The Group received government incentives during the reporting periods in the form of the Job Keeper program which was a program aimed to support companies as a result of the COVID 19 pandemic. Grant income is recognized in the Consolidated Statement of Operations and Comprehensive Loss when the Group is entitled to the grant, it can be measured reliably, and it is probable that the economic benefits gained from the grant will be received. It is recognized as a liability until these conditions have been met. Government grants received by the Group are typically for the reimbursement of expenses incurred.

c)	Cost of sales

Hardware

Cost of hardware revenue includes raw materials, associated freight, production related depreciation, warranty costs, labour costs and overheads directly attributable to the manufacture of products.

Service and maintenance

Cost of service and maintenance revenue includes spare part materials and labour costs, including the cost of subcontractors.

d)	Product development

All costs associated with new product development are expensed as incurred, including software development costs. External use software development costs are expensed as incurred on the basis that the threshold of technical feasibility as defined in ASC 985, Software, has not been achieved. Product development costs primarily consist of employee compensation for those employees engaged in product development activities, including the development, design and testing of new products. For the year ended June 30, 2022, product development expenses are $14.0 million (2021: $10.5 million, 2020: $9.5 million).

e)	Finance costs

Finance costs are recognized as expenses in the period in which they are incurred. Interest on borrowings are recognised using the effective interest method.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

f)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Group recognizes the effect of income tax positions or benefit from uncertain tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Group records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses. The Group has not incurred any material interest and penalties in the June 30, 2022, 2021 or 2020 periods. The Group does not have any material uncertain tax positions during the period recognized.

g)	Loans and debt securities

Loans and debt securities issued are recognized on the date when they are originated at fair value. All other financial liabilities are initially recognized on the trade date. The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current. Finance cost includes all interest-related expenses.

h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments that are readily convertible to known amounts of cash with an original maturity date of less than 90 days and which are subject to an insignificant risk of changes in value.

i)	Derivative Instruments

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Group evaluates its debt and equity issuances to determine if those contracts or embedded components of those contracts qualify as derivatives requiring separate recognition in the Group’s financial statements. The result of this accounting treatment is that the fair value of the embedded derivative is revalued at each balance sheet date and recorded as a liability or an asset, and the change in fair value during the reporting period is recorded in other income (expense) in the Consolidated Statement of Operations and Comprehensive Loss. The current or non-current classification of derivative instruments is reassessed at the end of each reporting period. Derivative instrument liabilities or assets are classified in the balance sheet as current or non-current liabilities or assets based on whether or not net-cash settlement of the derivative instrument is expected within twelve months of the balance sheet date.

j)	Trade and other receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Group records an allowance for estimated credit losses for estimated losses inherent in its accounts receivable portfolio. In

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

j)	Trade and other receivables continued

establishing the required allowance, the Group considers historical losses adjusted to take into account current market conditions and the Group’s customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Group reviews its allowance for credit losses monthly. The Group does not have any off-balance-sheet credit exposure related to its customers.

Trade accounts are generally written off as bad debts when they are both in dispute and significantly aged where the recoverability is considered unlikely. Balances are not considered past due until they are 30 days after the original due date of the payment.

k)	Inventory

Inventories are measured at the lower of cost or net realizable value. The cost of inventory is determined using a weighted average approach basis and is net of any rebates and discounts received.

The costs of inventory included in the Consolidated Statement of Operations and Comprehensive Loss includes directly attributable overhead costs to manufacture, raw materials purchases, associated freight and labour costs.

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the aging of inventories and other factors that affect inventory obsolescence. The inventory obsolescence provision recognised as of June 30, 2022 is $0.5 million. There is no material provision for impairment recognized as of June 30, 2021.

l)	Property, plant and equipment

Recognition and measurement

The Group’s fixed assets are stated at cost. Fixed assets, excluding freehold land, are depreciated on a straight-line and declining balance basis over the assets useful life to the Group, commencing when the asset is ready for use.

Depreciation

Leasehold improvements are amortized over the shorter of either the unexpired period of the lease or their estimated useful life.

The depreciation rates generally used for each class of depreciable asset are shown below:

•	Plant and equipment 12.5% - 33.34%

•	Furniture, Fixtures and Fittings 10.00%

•	Motor Vehicles 33.34%

•	Office Equipment 20.00%

•	Computer Equipment 33.34%

An item of fixed asset and any material part initially recognized is derecognized upon disposal.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

l)	Property, plant and equipment continued

Any gain or loss arising on de-recognition of the fixed asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statement of Operations and Comprehensive Loss when the asset is derecognized.

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in estimate.

The costs of maintenance and repairs are expensed as incurred. Software as a service (“SaaS”) usage costs are also expensed as incurred.

m)	Impairment of long-lived assets

Long-lived assets such as fixed assets subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its recoverable amount. Recoverable amount is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

As of June 30, 2022 and 2021 the Group determined that there were no indicators of impairment and did not recognize any impairment of its long-lived assets.

n)	Leases

The Group leases a number of office and warehouse facilities for its operations. These leases predominately relate to operating leases. The Group did not have any material finance lease arrangements in the year and as of June 30, 2022 and 2021.

The Group as Lessee

The Group assesses whether a contract is or contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time and obtain all the output, in exchange for consideration. In such instances, the Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements, except for short term leases. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

Measurement and presentation of lease liability

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. The Group has elected the practical expedient to account for lease and non-lease components as a single lease component. Therefore, the lease payments used to measure the lease liability includes the fixed consideration in the contract.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

n)	Leases continued

Key estimates and judgments include how the Group determines the lease term of contracts with renewal and termination options. Where this exists, management has included renewal and termination options where there is a reasonable certainty that it will be exercised. Generally, the Group’s non-cancellable leases include renewal options to extend the lease term from one to five years.

An additional key estimate and judgment is the determination of the discount rate. Topic 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. Generally, the Group cannot determine the interest rate implicit in the lease because it does not have access to the lessor’s estimated residual value or the amount of the lessor’s deferred initial direct costs. Therefore, the Group generally uses its incremental borrowing rate as the discount rate for the lease. The incremental borrowing rate is the rate of interest that the Group would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The lease liability is separately disclosed on the Consolidated Statement of Financial Position. The liabilities which will be repaid within twelve months are recognized as current and the liabilities which will be repaid in excess of twelve months are recognized as non-current.

The lease liability is subsequently measured by reducing the balance to reflect the principal lease repayments made and increasing the carrying amount by the interest on the lease liability.

The Group is required to remeasure the lease liability and make an adjustment in the following instances:

•

The term of the lease has been modified or there has been a change in the Group’s assessment of a purchase option being exercised, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•

A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

•

The lease payments are adjusted due to changes in the index or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate. However, if a change in lease payments is due to a change in a floating interest rate, a revised discount rate is used.

Measurement and presentation of right-of-use asset

•

The right-of-use assets recognized by the Group comprise the initial measurement of the related lease liability, any lease payments made at or before the commencement of the contract, less any lease incentives received and any direct costs. Costs incurred by the Group to dismantle the asset, restore the site or restore the asset are included in the cost of the right-of-use asset.

•	Any remeasurement of the lease liability is also applied against the right-of-use asset value.

Extension options

The lease term for the Group’s leases includes the non-cancelable period of the lease plus any additional periods covered by either the Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

o)	Trade and other payables

Trade and other payables are recognized as liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

p)	Warranties

The Group provides a manufacturer’s standard warranty on all electric vehicle chargers sold. The Group recognizes a warranty provision for the products sold based on the present value of future cash flows estimated to be required to settle the warranty obligation. The future cash flows have been estimated by reference to the Group’s history of warranty claims.

The Group considers the standard warranty does not provide an incremental service to customers but is rather an assurance on the quality of the electric vehicle charger, and therefore is not a separate performance obligation.

The Group also provides extended warranty services separately to the standard warranty. The extended warranty is an incremental service provided to the customers and as such the extended warranty is a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

The Group also recognizes a provision for future extended warranty measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period.

The portion of the warranty provision expected to be incurred within the next 12 months is included within current provisions, while the remaining balance is included within non-current provisions in the Consolidated Statement of Financial Position. Warranty expense is recorded as a component of cost of goods sold in the Consolidated Statement of Operations and Comprehensive Loss.

q)	Employee benefits

Liabilities in respect of employee benefits which are not due to be settled within twelve months are discounted at period end using rates which most closely match the terms of maturity of the related liabilities. Employee benefits expected to be settled more than one year after the end of the reporting period have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements.

Wages, salaries, annual and long service leave

The provision for employee entitlements to wages, salaries and annual and long service leave represents the amount which the Group has a present obligation to pay resulting from employees’ services provided up to the reporting date. Provisions have been calculated based on expected wage and salary rates and include related on-costs. In determining the liability for these employee entitlements, consideration is given to estimated future increases in wage rates, and the Group’s experience with staff departures.

Pension contribution

Defined contribution pension plans exist to provide benefits for eligible employees or their dependants. Contributions by the Group are expensed to the Consolidated Statement of Operations and Comprehensive Loss as incurred.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

q)	Employee benefits continued

Annual bonus

The Group recognizes a liability for bonuses based on a formula that takes into consideration the specific performance indicators outlined in employee contracts. The Group recognizes a liability where it is contractually obliged to pay an amount under the bonus plan or where there is a past practice that has created a constructive obligation.

Termination

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Share-based compensation (issued prior to BCA)

Employees of the Group received remuneration in the form of share-based arrangements, whereby employees render services as consideration for equity instruments under the Group’s Loan Funded Share Plan (LFSP), or cash settlement under the Group’s Shadow Equity Plan (SEP).

Awards issued under the LFSP are equity settled arrangements and are measured at the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of the awards. The Group recognizes this share-based compensation expense at grant date as there are no service conditions attached to LFSP equity awards.

For share-based compensation, the expense is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable. For periods prior to the Business Combination being completed, because there was no public market for common shares, the fair value of the common shares at the time of grant is considered the price per share paid by investors in the company’s private financings in addition to independent external valuations obtained. Additionally, in applying the Black-Scholes model, the Group has assessed the implied volatility utilised by estimating based on similar publicly traded peer companies (as it had no company-specific performance measures). Further details as to the inputs into the fair value of the respective grants is outlined in Note 23.

Awards issued under the Group’s SEP were originally cash-settled arrangements. The Group recognizes cash settled transactions as a liability on the grant of the award. The Group initially measures the cash-settled transactions with employees at fair value to determine the fair value of the liability incurred.

The Group recognizes share-based compensation over the period during which an employee is required to provide a service in exchange for the award. For cash-settled share-based compensation, the liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in the expected settlement amounts recognized in comprehensive loss as a share-based compensation expense over the period during which an employee is required to provide service in exchange for the award. This requires a reassessment of the estimates used at the end of each reporting period.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

q)	Employee benefits continued

Subsequent to the Business Combination, Tritium’s board of directors made a determination that the benefit owed to participants under the SEP could be paid to participants in the form of cash or shares and settled the awards through the issuance of Ordinary Shares.

Share-based compensation (Post BCA)

Employees of the Group receive remuneration in the form of share-based arrangements, whereby employees render services as consideration for equity instruments under the Tritium DCFC Long Term Incentive Plan (“LTIP”).

For share-based compensation, the expense is measured at the grant date, based on the fair value of the award considering the market conditions, and then recorded over the requisite service period if the performance condition is probable. Where the service period has commenced prior to the grant date, an estimate of the fair value of the award has been determined to record the requisite expense. The Group recognizes share-based compensation over the period during which an employee is required to provide a service in exchange for the award.

r)	Net loss per share

Subsequent to the BCA, the net loss per share information is determined using the legal share capital structure of Tritium DCFC. Net loss per share for the prior reporting periods has been restated using the exchange ratio established in the BCA. Refer to Notes 22 and 28 for additional details.

Prior to the BCA, net loss per share information is determined using the two-class method, which includes the weighted-average number of common shares outstanding during the period and other securities that participate in dividends (a participating security).

Prior to the Reverse recapitalization, the Group’s class C shares are participating securities as defined by Accounting Standards Codification (“ASC”) Topic 260-10, Earnings Per Share. Under the two-class method, basic net loss per share applicable to ordinary shareholders is computed by dividing the net loss applicable to ordinary shareholders by the weighted-average number of share of ordinary shares outstanding for the reporting period.

Diluted loss per share is computed by dividing loss available to common shareholders by the weighted-average number of share of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been issued, using the treasury-share method. As the Group incurred losses for all periods presented, potentially dilutive securities have been excluded from fully diluted loss per share as their impact is anti-dilutive and would reduce the loss per share.

s)	Fair value measurements

The Group uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

s)	Fair value measurements continued

considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is material to the fair value measurement.

t)	Foreign currency translation

Transactions and balances

Tritium DCFC Limited, the legal parent entity’s functional currency is United States Dollars (USD), and its subsidiaries have Australian Dollars (AUD), United States Dollars (USD), Euro (EUR) and British Pound (GBP) as their functional currency.

Foreign currency transactions

Foreign currency transactions are translated into the subsidiaries’ functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Statement of Operations and Comprehensive Loss.

Foreign operations

The assets and liabilities of the subsidiaries are translated into USD using the exchange rates at the reporting date. The revenues and expenses of such group entities are translated into USD using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in accumulated other comprehensive loss in shareholder’s deficit.

The cumulative translation adjustment is recognized in the Consolidated Statement of Operations and Comprehensive Loss when the foreign operation or net investment is disposed of.

For each entity, the Group determines the functional currency. Items included in the financial statements of each entity are measured using that functional currency.

u)	Current and non-current classification

The Group presents assets and liabilities in the balance sheet based on current/non-current classification.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

u)	Current and non-current classification continued

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle; or

•	Held primarily for the purpose of trading; or

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle; or

•	It is held primarily for the purpose of trading; or

•	It is due to be settled within twelve months after the reporting period; or

•

Short-term loans are classified as long term if the entity intends to refinance the loan on a long-term basis and, prior to issuing the financial statements, the entity can demonstrate an ability to refinance the loan by meeting specific criteria.

v)	Concentrations of credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group.

Credit risk arises from cash and cash equivalents, and deposits with banks and financial institutions, as well as credit exposure to wholesale and retail customers, including outstanding receivables and committed transactions. Customer terms range from 7 to 60 days.

Trade receivables consist of customers, spread across a diverse geographical area. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

Management considers that all of the financial assets that are not impaired for each of the reporting dates under review are of good credit quality, including those that are past due. Refer to Note 8 for the associated expected credit loss calculations.

The credit risk for liquid funds and other short-term financial assets is considered negligible since the counterparties are reputable banks with high quality external credit ratings.

The Group has no material concentration of credit risk with respect to any single counterparty or group of counterparties.

On a geographical basis, the Group’s credit risk exposure is spread across multiple regions, not just Australia.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

w)	Risks and uncertainties

The Group operates in an industry that is subject to intense competition, government regulation and rapid technological change. The Group’s operations are subject to material risk and uncertainties including financial, operational, technological, regulatory, and other risks, including the potential risk of business failure.

The effects of the COVID-19 pandemic have impacted our business and customers. Government responses to the COVID-19 pandemic have resulted in international travel and other restrictions, which has limited our access to key personnel, impacted our ability to expand and increased the risk that new manufacturing facilities may take longer to come online, may be more expensive than expected and may not deliver the expected benefits on schedule or at all. Such impacts may negatively affect our revenue and ability to generate profits in the future. The COVID-19 pandemic has also prompted a trend towards expanded contractual liability, including penalties for delivery delays for suppliers under force majeure clauses, which could have a material adverse effect on our business and results of operations.

The impact of the COVID-19 pandemic on international shipping and air freight, including fewer available shipping and air providers and routes and significantly increased costs, has increased our cost of goods sold and may continue to increase cost of goods sold in the future. Additionally, any future shipping or air freight delays as a result of the COVID-19 pandemic, or any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.

Further, the COVID-19 pandemic has affected the manner in which our inventory is managed, resulting in downward pressure on inventory turnover, which, in turn, has negatively impacted our working capital. As of June 30, 2022, the Group’s inventory increased to $55.1 million, compared to $36.4 million as of June 30, 2021. This increase in inventory in addition to the increase in production volumes was a result of a strategic decision to increase our minimum stock levels to offset the effects of the COVID-19 pandemic on our supply chain. Any further decrease in inventory turnover as a result of the COVID-19 pandemic, any future pandemic or resurgence, and any impacts from geo-political trade impediments could have a material adverse effect on our business and results of operations.

x)	Warrant Liabilities

The Group assumed 13,416,592 publicly-traded warrants (“Public Warrants”) and 8,366,667 private placement warrants issued to Decarbonization Plus Acquisition Sponsor II LLC, the sponsor of DCRN (“Private Placement Warrants” and, together with the Public Warrants, the “Common Stock Warrants”) upon the Business Combination, all of which were issued in connection with DCRN’s initial public offering and subsequent overallotment and entitle the holder to purchase one share of the Company’s Common Stock, par value $0.0001 (“Common Stock”), at an exercise price of $10.00 per share. During the fiscal year ended June 30, 2022, 4,379,462 Public Warrants and 8,125,520 Private Placement Warrants were exercised. The remaining 9,037,130 Public Warrants and 241,147 Private Warrants remain outstanding. The Public Warrants, prior to their redemption, were publicly traded and were exercisable for cash unless certain conditions occurred, the Company has redemption rights under certain conditions, at which time the warrants could be cashlessly exercised, or the Company’s failure to have an effective registration statement related to the shares issuable upon exercise. The Private Placement Warrants are not redeemable for cash so long as they are held by the initial purchasers or their permitted transferees but may be redeemable for Common Stock if certain other conditions are met. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Tritium DCFC Limited | Financial Statements

Note 1 – Summary of Significant Accounting Policies (cont.)

x)	Warrant Liabilities continued

The Company evaluated the Common Stock Warrants and concluded that they do not meet the criteria to be classified within stockholders’ equity. The agreement governing the Common Stock Warrants includes a provision (“Replacement of Securities Upon Reorganization”), the application of which could result in a different settlement value for the Common Stock Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the Company’s ordinary shares, the Private Placement Warrants are not considered to be “indexed to the Company’s own stock.” In addition, the provision provides that in the event of a tender or exchange offer accepted by holders of more than 50% of the outstanding shares of the Company’s ordinary shares, all holders of the Common Stock Warrants (both the Public Warrants and the Private Placement Warrants) would be entitled to receive cash for all of their Common Stock Warrants. Specifically, in the event of a qualifying cash tender offer (which could be outside of the Company’s control), all Common Stock Warrant holders would be entitled to cash, while only certain of the holders of the Company’s ordinary shares may be entitled to cash. These provisions preclude the Company from classifying the Common Stock Warrants in stockholders’ equity. As the Common Stock Warrants meet the definition of financial liability, the Company has recorded these warrants as liabilities in the consolidated statement of financial position at fair value, with subsequent changes in their respective fair values recognized in the consolidated statements of operations and comprehensive loss at each reporting date.

y)	Contributed Equity

As of June 30, 2022, there were 153,094,269 Common Shares issued (107,806,361 legacy Tritium Common Shares as of June 2021). As of June 30, 2021, there were 5,468,249 legacy Tritium class C shares outstanding which were fully converted into the Company’s Common Stock during the year ended June 30, 2022.

The terms, rights, preferences, and privileges of the common shares are as follows:

Voting Rights

Each holder of Common Shares are entitled to one vote for each common share held on all matters submitted to a vote of the shareholders, including the election of directors.

Dividends

The holders of the Company’s outstanding Common Shares are entitled to receive dividends, if any, as may be declared by the Group’s board of directors out of legally available funds.

Liquidation

In the event of the Group’s liquidation, dissolution or winding up, holders of common shares will be entitled to shares rateably in the net assets legally available for distribution to shareholders after the payment of all the Group’s debts and other liabilities.

Tritium DCFC Limited | Financial Statements

Note 2 - Revenue and Other Income

	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
(a) Revenue from contracts with customers
Sale of hardware – external parties	69,243	32,299	34,095
Sale of hardware – related parties	11,589	21,263	7,383
Sale of service and maintenance – external parties	4,989	2,594	5,489
Sale of service and maintenance – related parties	—	1	2

Total revenue	85,821	56,157	46,969

(b) Other income
Interest received	7	12	18
Government grants	18	1,757	1,412
Other income	36	171	3

Total other income	61	1,940	1,433

During the fiscal year ended June 30, 2022, a number of customers requested us to provide our products on a bill-and-hold basis. Changes and delays to the customers’ site rollout schedules has contributed to the significant bill-and-hold arrangements for this period. The revenue under the bill-and-hold arrangements for the fiscal year ended June 30, 2022 contributed to 16% of our total revenue (2021: 4%; 2020: 15%).

Sale of hardware reflects the revenues from the sale of electric vehicle chargers. Hardware revenue is broken down into the sale of Stand Alone, or Distributed Chargers, or other products provided to customers. This revenue is recognized at a point in time when the performance obligations per the terms of a contract are satisfied. Depending on specific contract terms, this may be at delivery or dispatch, or when bill and hold criteria are met.

Service and maintenance revenues can reflect either a point in time or an overtime obligation dependent on the services provided. The substantial portion of service and maintenance revenue is satisfied at a point in time, with the exception of Service Level Agreements which are recorded overtime. Details on the reportable segments have been referenced in Note 21, Segment Reporting.

Tritium DCFC Limited | Financial Statements

Note 3 - Selling, General and Administration Expenses

	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Equity settled share-based compensation expense	(12,339)	(3,122)	—
Cash settled share-based compensation expense[9]	(15,849)	(5,249)	—
Wages, salaries, and other employee benefits	(22,582)	(14,543)	(14,354)
Depreciation expense	(1,582)	(2,312)	(1,309)
IT and communications	(6,247)	(1,660)	(1,428)
Occupancy	(4,198)	(1,464)	(2,729)
Sales and marketing	(449)	(188)	(304)
Insurance	(3,370)	(627)	(382)
Professional fees	(5,625)	(1,470)	(1,439)
Expected credit losses on trade receivables	(61)	(148)	151
Bad debt expenses	(73)	(21)	(4)
Travel, meals, and accommodation expenses	(1,400)	(178)	(1,221)
Other administration expenses	(490)	(290)	(230)
Other operating expenses	(58)	(352)	(366)

Total selling, general and administration expenses	(74,323)	(31,624)	(23,615)

Equity settled share-based compensation expense consists of $6.4 million recognised as a result of modifications to executive awards as a consequence of the Business Combination Agreement. The remainder is a result of the LTIP awarded during the fiscal year ended June 30, 2022.

Note 4 - Finance Costs and Fair Value Movement

	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
(a) Finance costs
Interest on debt and borrowings (Note 14)	(17,142)	(8,588)	(1,508)
Other finance costs	(994)	(207)	(1)

Total finance costs	(18,136)	(8,795)	(1,509)

(b) Fair value movement
Prepayment fee feature	(6,291)	(5,947)	—
Warrant liability	(3,491)	—	—

Total Fair value movement	(9,782)	(5,947)	—

As disclosed in Note 14, the prepayment fee feature in the borrowings agreement was determined to be an ‘embedded put option’ requiring recognition separate from the borrowing at fair value.

[9]	Expense relates to pre-business combination period. As of June 30, 2022, the balance of cash settled share-based compensation liability is 0.2 million.

Tritium DCFC Limited | Financial Statements

Note 5 - Transaction and Offering Related Fees

	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Professional fees	(150)	(4,794)	—
FBT tax expense	(5,683)	—	—
Other transaction and offering related fees	(950)	—	—

Total transaction and offering related fees	(6,783)	(4,794)	—

Transaction and offering related fees presented above are transactions costs in relation to the business combination agreement with Decarbonization Plus Acquisition Corporation. The FBT tax expense incurred is a result of the modification of various LFSP grants made to executives as a result of the business combination.

Note 6 - Income Tax Expense

There is no provision for income taxes because the Group has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets.

The Group’s loss before provision for income taxes for the years ended June 30, 2022,2021 and 2020 was generated in Australia.

As a result, any material income tax results arise in foreign jurisdictions.

A reconciliation of the statutory income tax rate to the Group’s effective income tax rate is as follows:

	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Tax at the statutory tax rate of 30%	(38,263)	(18,928)	(10,333)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Foreign tax rate differential	563	321	466
Non-deductible items	6,778	3,389	504
Current year tax losses and temporary difference not recognized	30,902	15,207	9,363

Effective income tax	(20)	(11)	—

Tritium DCFC Limited | Financial Statements

Note 6 - Income Tax Expense (cont.)

Net deferred tax assets as of June 30, 2022, 2021 and 2020 consisted of the following:

	As of June 30, 2022 $’000	As of June 30, 2021 $’000
Deferred tax assets
Unused tax losses	62,717	36,797
Employee entitlements	1,294	650
Warranties	1,571	1,178
Lease liabilities	8,871	6,173
Other	3,987	5,262

Total deferred tax assets	78,440	50,060

Deferred tax liabilities
Right of use assets	(7,392)	(5,476)

Total deferred tax liabilities	(7,392)	(5,476)

Valuation allowance applied	(71,048)	(44,584)

Net deferred tax assets	—	—

	As of June 30, 2022 $’000	As of June 30, 2021 $’000
Changes in deferred taxation allowance
Opening balance – July 1	(44,584)	(25,989)
(Increase) in deferred tax assets (excluding losses)	(25,901)	(15,818)
Other movements including foreign currency and rate differential	(563)	(2,777)

Valuation allowance on tax losses	(71,048)	(44,584)

The Group has recognised a full valuation allowance for tax losses carried forward as of June 30, 2022, and 2021.

The Group’s historical tax losses predominantly arose in Australia. At June 30, 2022 there are $197.8 million (2021: $107.9 million; 2020: $83.0 million) available indefinitely for offsetting against future taxable profits of the companies in which the losses arose, subject to certain tests being met. The losses are subject to confirmation with taxing authorities and the lodgement and finalization of income tax returns. The actual losses available on lodgement of these returns may be different. The future use is also uncertain due to Group operations, continuity of ownership limitations, tax law changes and compliance with existing tax law. Consequently, a full valuation allowance has been recorded.

The Group files income tax returns in a number of jurisdictions including the United States, the Netherlands and Australia. Income tax returns for all jurisdictions except the Netherlands have been filed for the period ending June 30, 2021. Additionally, the Group has not filed income tax returns for the Netherlands relating to period June 2019 and June 2020, however, does not expect any material amendments, penalties, or interest to be incurred as a result of this late filing for the June 30, 2021, 2020 and 2019 year ends.

Tritium DCFC Limited | Financial Statements

Note 7 – Cash and Cash Equivalents

	June 30, 2022 $’000	June 30, 2021 $’000
Cash and cash equivalents	70,753	6,157

Cash and cash equivalents represent cash held with financial institutions. Under the $90.0 million CIGNA Refinance Loan agreement disclosed in Note 14, the Group is required to maintain a Liquidity Reserve that is no less than $65.0 million. As disclosed in Note 29, the Liquidity Reserve requirement was reduced from $65.0 million to $25 million pursuant to the First Amendment Deed on July 13, 2022.

Note 8 - Accounts Receivable, Net of Allowance for Expected Credit Losses

	June 30, 2022 $’000	June 30, 2021 $’000
Account receivable – related parties	16	2,991

Trade receivables	28,559	9,427
Less: Allowance for expected credit losses	(275)	(227)
Sales tax receivable	1,150	1,037
Other receivables	1,107	854

Total accounts receivables – external parties	30,541	11,091

Consolidated	Expected credit loss rate		Carrying amount				Allowance for expected credit losses
	2022	2021	2022		2021		2022		2021
	%	%	$	’000	$	’000	$	’000	$	’000

Less than 30 days past due	—	—		16,337		7,867		—		—
30 to 60 days past due	—	—		1,674		2,512		—		—
61 to 90 days past due	—	—		710		562		—		—
Greater than 90 days past due	2.8	15.4		9,854		1,477		(275)		(227)

				28,575		12,418		(275)		(227)

Based on the assessment of specific customers where the balance is over 90 days past due, the Group has concluded that there is no indication of material increase in risk of recovery. As such, the Group considers the current expected credit loss rate to be appropriate

Provision	June 30, 2022 $’000	June 30, 2021 $’000
Opening balance of provision – July 1	(227)	(73)
Provision created during the year	(255)	(145)
Recoveries during the year	171	—
Foreign currency translation movements	36	(9)

Closing balance of provision – June 30	(275)	(227)

Tritium DCFC Limited | Financial Statements

Note 9 - Inventory

	June 30, 2022 $’000	June 30, 2021 $’000
Raw materials and consumables	44,843	24,431
Work in progress	4,561	1,132
Finished goods	3,457	10,069
Stock in transit	2,845	798

Total inventory	55,706	36,430

Inventory has been recorded at the lower of cost or net realisable value. A total of $0.5 million is recognized in inventory obsolescence provisions at June 30, 2022 (2021: nil).

Note 10 - Prepaid Expenses

	June 30, 2022 $’000	June 30, 2021 $’000
Prepaid expenses	4,873	918

Prepaid expenses reflect the monies paid for operating expenses to be expensed over the committed term. The $4.9 million at June  30, 2022 is primarily related to the prepaid premium for director and officer liability insurance.

Note 11 - Deposits

	June 30, 2022 $’000	June 30, 2021 $’000
Current assets
Term deposits held against bank guarantees	3,796	401
Supplier deposits	11,879	4,511

Total current deposits	15,675	4,912

Non-current assets
Term deposits held against bank guarantees	—	1,350
Supplier deposits	—	—

Total non-current deposits	—	1,350

Supplier deposits are funds paid by the Group to suppliers for manufacturing and prepayments for services or utilities to be provided and invoiced later by the supplier.

Tritium DCFC Limited | Financial Statements

Note 12 – Property, Plant and Equipment

	Plant and equipment	Furniture, fixtures and fittings	Motor vehicles	Computer equipment	Leasehold improvements	Construction in progress	Total property, plant and equipment
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Year ended June 30, 2021
Opening net book amount	2,176	277	229	225	1,877	—	4,784
Additions	2,168	36	182	292	381	—	3,059
Disposals	—	—	(99)	(148)	—	—	(247)
Depreciation	(1,040)	(185)	(63)	(372)	(652)	—	(2,312)
Exchange rate variation	185	27	(5)	21	177	—	405

Closing net book amount	3,489	155	244	18	1,783	—	5,689

Year ended June 30, 2021
Cost	5,648	606	457	1,403	3,524	—	11,638
Accumulated depreciation	(2,159)	(451)	(213)	(1,384)	(1,741)	—	(5,948)

Net book amount	3,489	155	244	18	1,783	—	5,689

Year ended June 30, 2022
Opening net book amount	3,489	155	244	18	1,783	—	5,689
Additions	1,350	60	23	423	236	5,929	8,021
Disposals	—	—	—	—	—	—	—
Depreciation	(988)	(102)	(55)	(444)	(609)	—	(2,198)
Exchange rate variation	(223)	(9)	(33)	17	(113)	—	(361)

Closing net book amount	3,628	104	179	14	1,297	5,929	11,151

Year ended June 30, 2022
Cost	6,515	616	430	1,707	3,464	5,929	18,661
Accumulated depreciation	(2,887)	(512)	(251)	(1,693)	(2,167)	—	(7,510)

Net book amount	3,628	104	179	14	1,297	5,929	11,151

Depreciation expense is recorded within cost of goods sold and operating costs in the Consolidated Statements of Operations and Comprehensive Loss and amounted to $2.2 million for the year ended June 30, 2022 (2021: $2.3 million, 2020: $1.3 million).

Note 13 – Accounts Payable

	June 30, 2022 $’000	June 30, 2021 $’000
Current liabilities
Trade payables	31,041	10,982
Accrued expenses	1,461	1,270
Other payables	6,385	3,894
Sales tax payable	8,623	965
Related party payables	93	24

Total accounts payable	47,603	17,135

Trade and other payables are unsecured, non-interest bearing and are normally settled within 30 days. The carrying amounts are a reasonable approximation of fair value.

Tritium DCFC Limited | Financial Statements

Note 14 - Borrowings

	June 30, 2022 $’000	June 30, 2021 $’000
Current liabilities
Convertible notes	—	36,546
Other borrowings	74	25

Total current borrowings	74	36,571

Non-current liabilities
Interest-bearing borrowings	88,269	38,350
Related party borrowings	—	6,392
Borrowing costs	—	(981)

Total non-current borrowings	88,269	43,761

Total borrowings	88,343	80,332

Borrowing costs have been included in the interest-bearing borrowings line item in the current year.

	June 30, 2022 $’000	June 30, 2021 $’000
Borrowings Rollforward
Opening Balance – July 1	80,332	35,543
Drawdowns of facilities	117,527	32,493
Transaction costs paid	(3,888)	—
Issuance costs of borrowings capitalised	—	286
Repayment of borrowings (inclusive of prepayment fee)	(72,407)	—
Accrued Interest	12,761	8,273
Conversion of convertible notes	(42,570)	—
Credit card borrowings	49	10
Foreign currency translations movements	(3,461)	3,727

Closing Balance – June 30	88,343	80,332

Current borrowings

Mandatorily Convertible notes

The Group recognized the issuance of zero coupon mandatorily convertible notes in January and May 2021 with a subscription value of the AUD equivalent of $32.6 million and a maturity date of 12 months from the date of issuance. The notes were settled through the issue of a variable number of common shares equivalent to the face value of the notes determined by reference to the fair value of the shares at redemption date less a 30% discount for the January 2021 issuance and 20% discount for the May 2021 issuance.

On January 13, 2022 the Business Combination Agreement was consummated resulting in 1,704,632 shares issued for the January 2021 subscription and 1,209,290 shares issued for the May 2021 subscription. The total value of shares issued was $42.6 million with the difference between the carrying amount and the value of shares issued being recognised as interest expenses in the income statement.

Tritium DCFC Limited | Financial Statements

Note 14 - Borrowings (cont.)

Non-current borrowings

Senior Loan Note Subscription Agreement

On April 30, 2020, the Group entered into a Senior Loan Note Subscription Agreement (“borrowings”) for finance of $33.8 million. On July 22, 2021, the Group entered into the Amendment Deed Senior Loan Note Subscription Agreement (“borrowings”) for finance of a further $29.0 million. The borrowings attracted interest at the coupon rate of 11%. This accrued interest on borrowings is capitalized into the balance of the borrowings and was repayable in full with the principal at termination date.

The borrowings were payable on the loan termination date of December 31, 2024, or upon the occurrence of certain events such as change in control, IPO event, among others; whichever is the earliest. The borrowings contained a change in control clause that required an immediate repayment of the principal and capitalised interests, together with a prepayment fee upon occurrence of a change in control event. The prepayment fee feature in the borrowings agreement was determined to be an ‘embedded put option’ requiring recognition separate from the borrowing at fair value. On January 13, 2022 Tritium DCFC Limited consummated the Business Combination Agreement and the borrowings and prepayment were paid on February 1, 2022. The total balance paid was $77.4 million, inclusive of the prepayment fee.

Tritium Holdings Pty Ltd entered an agreement on December 7, 2021, to refinance the existing $66.0 million (exclusive of the prepayment fee) CIGNA Loan consisting of a new 3-year $90.0 million CIGNA Refinance Loan. The CIGNA Refinance Loan had commitment fees of $0.9 million, establishment fees of $2.3 million and an exit fee of $2.3 million associated with its issuance. The entry of the CIGNA Refinance Loan was concurrent and conditional upon, the completion of the Business Combination.

Subsequent to the entry into the agreement and as a result of the high level of redemptions from DCRN’s public shareholders in connection with the Business Combination, the terms of the CIGNA Refinance Loan were adjusted to specify that the conditions to issuance include Tritium Holdings Pty Ltd holding a minimum cash balance of $50.0 million at completion of the Business Combination and $65.0 million (which has been reduced to $25 million in July 2022, refer to Note 29 for details) at such time as the additional funds were received from the legacy Tritium shareholders and DCRN Sponsor (the “Holders”) in connection with the option agreements (“Option Agreement”) pursuant to which, Tritium DCFC granted to the Holders the contingent right to subscribe for and purchase, and the Holders committed to subscribe for and purchase, an aggregate of up to 7,500,000 Ordinary Shares for an aggregate purchase price of up to $45.0 million, as well as the repayment of the existing CIGNA Loan.

The borrowings are secured against the present and after-acquired property of Tritium Holdings Pty Ltd and Tritium Pty Ltd.

The borrowings have a number of conditions including the following Financial Covenants commencing on March 31, 2023.

Total Leverage Ratio (TLR) must not be greater than the corresponding level specified below in respect of the Compliance Date

•	TLR of 3.50x for March 31, 2023

•	TLR of 3.00x for June 30, 2023

•	TLR of 2.75x for September 30, 2023

•	TLR of 2.5x each compliance date thereafter

Tritium DCFC Limited | Financial Statements

Note 14 - Borrowings (cont.)

Total Interest Cover Ratio must not be less than 2.00x on March 31, 2023 and 3.00x each compliance date thereafter.

Level 3 of the fair value of the Senior Loan Subscription Agreement, determined using inputs categorized under level 3 of the fair value hierarchy, is determined to approximate its carrying value at June 30, 2022.

Shareholder Loan Agreement (“St Baker Energy Holdings Pty Ltd Loan”)

The Group entered into a Shareholder Loan Agreement (“borrowing”) on May 5, 2020. Financing of $5.6 million was obtained from this borrowing agreement. The outstanding balance at June 30, 2021 was $6.4 million (June 30, 2020: $5.2 million).

The borrowing attracts interest at the coupon rate of 11%. This accrued interest on the borrowing is capitalized into the balance of the loan and is repayable in full with the principal at termination date.

The borrowings are secured through the inventory value of the Group. Total security provided at June 30, 2021 is $40.6 million (June 30, 2020: $30.4 million). The borrowing was repayable via cash settlement on the termination date of December 31, 2024.

Tritium Holdings Pty Ltd repaid the outstanding loan payable of $6.5 million to St Baker Energy on May 11, 2022.

NAB Facility

The Group has a NAB facility which is used for credit cards and other liabilities in the Group. The NAB facility is 100% supported by term deposits and is a non-interest bearing facility. The total facility limit is $5.5 million and a total of $3.3 million is unused as of June 30, 2022.

Note 15 – Fair value measurements

The Company’s assets and liabilities that were measured at fair value on a recurring basis were as follows:

	Fair Value Measured as of June 30, 2022
	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000
Common stock Public warrant liabilities	12,019	—	—	12,019
Common stock Private warrant liabilities	—	321	—	321

Total	12,019	321	—	12,340

Tritium DCFC Limited | Financial Statements

Note 15 – Fair value measurements (cont.)

The following table presents a summary of the changes in the fair value of the Group’s warrant liability:

	Public warrants		Private warrants		Total
	Number of warrants	Amounts $’000	Number of warrants	Amounts $’000	Number of warrants	Amounts $’000
Balance as of June 30, 2021	—	—	—	—	—	—
Warrants liability assumed in Business Combination	13,416,592	19,857	8,366,667	12,383	21,783,259	32,240
Reclassification of warrants to stockholders’ deficit due to exercise	(4,379,462)	(11,364)	(8,125,520)	(12,027)	(12,504,982)	(23,391)
Change in fair value	—	3,526	—	(35)	—	3,491

Balance as of June 30, 2022	9,037,130	12,019	241,147	321	9,278,277	12,340

Note 16 – Employee Benefits

	June 30, 2022 $’000	June 30, 2021 $’000
Current liabilities
Annual leave	2,345	1,859
Long service leave	308	178

Total current employee benefits	2,653	2,037

Non-current liabilities
Long service leave	217	125

Total employee benefits	2,870	2,162

Note 17 - Other Liabilities

	June 30, 2022 $’000	June 30, 2021 $’000
Current liabilities
Insurance and other liabilities	1,769	90
Cash settled employee liabilities	152	5,345
Deferred fulfillment liabilities	432	432
Commissions	586	234

Total current other liabilities	2,939	6,101

Deferred fulfillment liabilities are inventories that are to be provided based on a specific terms and arrangements as agreed with an external party.

Tritium DCFC Limited | Financial Statements

Note 18 – Other Provisions

	June 30, 2022 $’000	June 30, 2021 $’000
Current liabilities
Warranties	1,326	1,384
Legal Provisions	126	326
Bonus Provision	1,028	627
Transaction and offering related fees	25,143	3,012

Total other provisions - current	27,623	5,349

Non-current liabilities
Warranties	2,652	2,541

Total other provisions	30,275	7,890

The balance for transaction and offering related fees as at June 30, 2022 is expected to be settled in cash.

Provision for warranties	June 30, 2022 $’000	June 30, 2021 $’000
Opening balance of warranties – July 1	3,925	3,570
Warranty utilized during the year	(3,295)	(2,308)
Provision created during the year	3,656	2,329
Foreign currency translation adjustment	(308)	334

Closing balance of provision for warranties – June 30	3,978	3,925

Note 19 – Right of Use Assets and Lease Liabilities

	June 30, 2022 $’000	June 30, 2021 $’000
Total right of use assets, net	24,640	18,312

Lease liabilities
Current lease liabilities	4,020	2,941
Non-current lease liabilities	25,556	17,660

Total lease liabilities	29,576	20,601

The Group has lease contracts for various property, buildings, motor vehicles and other equipment used within its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets. There are several lease contracts that include extension and termination options.

The Group had total cash outflows for leases of $2.6 million in 2022 ($1.1 million in 2021 and $1.8 million in 2020 respectively). The Group recognized expenses relating to short term leases of $0.01 million in 2022 ($0.01 million in 2021 and 2020 respectively).

The weighted average incremental borrowing rate at June 30, 2022 was 2.72% (June 30, 2021: 1.45%; June 30, 2020: 3.12%). As most of the Group’s leases do not provide an implicit rate of return, the use of the incremental borrowing rate has been adhered to, based on the information available at lease commencement date in determining the present value of lease payments.

Tritium DCFC Limited | Financial Statements

Note 19 – Right of Use Assets and Lease Liabilities (cont.)

For the current period ending June 30, 2022, the maturity of the lease payments is as follows:

Operating leases	Amount $’000
June 30, 2023	3,942
June 30, 2024	3,853
June 30, 2025	4,155
June 30, 2026	4,379
June 30, 2027	4,433
Thereafter	12,049

Total minimum lease payments	32,811

Less amount representing interest	(3,235)

Present value of lease liabilities	29,576

Less: current portion	(4,020)

Long term portion of lease liabilities	25,556

The weighted average lease term is 7.2 years for the June 30, 2022 period (7.4 years for 2021 and 2020 respectively).

The Group has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group’s business needs. Management exercises significant judgement in determining whether these extension and termination options are reasonably certain to be exercised.

Note 20 – Contract Liabilities

	June 30, 2022 $’000	June 30, 2021 $’000
Current liabilities
Customer advance deposits	33,508	6,561
Unearned revenue	4,219	2,637

Total current contract liabilities	37,727	9,198

Non-current liabilities
Customer advance deposits	847	—
Unearned revenue	1,384	1,618

Total non-current contract liabilities	2,231	1,618

Total contract liabilities	39,958	10,816

It is expected that the performance obligations recognized as current contract liabilities which are yet to be satisfied as of June 30, 2022 will be recognized in revenue in the next 12 months.

Unearned revenue represents the sale of extended warranties which is recognized as revenue over the term of the extended warranty.

Customer advance deposits represent advance payments for products, which are made at the time the order is placed and is recorded as revenue once the performance obligation is satisfied.

Tritium DCFC Limited | Financial Statements

Note 21 – Segment Reporting

The following table presents revenue by the Group’s reportable segments:

	Hardware Revenue
	Stand Alone $’000	Distributed Chargers $’000	Other $’000	Total Hardware Revenue $’000	Service and Maintenance Revenue $’000	Total Revenue $’000
Year Ended June 30, 2020
Revenue	13,817	27,431	230	41,478	5,491	46,969
Cost of goods sold	(13,682)	(31,867)	(256)	(45,805)	(2,138)	(47,943)

Segment gross profit/(loss)	135	(4,436)	(26)	(4,327)	3,353	(974)

Year Ended June 30, 2021
Revenue	20,084	32,974	504	53,562	2,595	56,157
Cost of goods sold	(21,099)	(33,718)	(371)	(55,188)	(2,873)	(58,061)

Segment gross profit/(loss)	(1,015)	(744)	133	(1,626)	(278)	(1,904)

Year Ended June 30, 2022
Revenue	52,072	26,603	2,157	80,832	4,989	85,821
Cost of goods sold	(51,907)	(28,597)	(1,879)	(82,383)	(3,778)	(86,161)

Segment gross profit/(loss)	165	(1,994)	278	(1,551)	1,211	(340)

The Group manages its business across seven operating segments for the purposes of assessing performance and making operating decisions. These operating segments are based on stand alone products, distributed chargers and other products. The Group’s Chief Operating Decision Maker (CODM) uses revenue and gross margin/loss to evaluate segment performance and allocate resources. The CODM does not evaluate operating segments using asset or liability information nor are there any other performance metrics or measures used to monitor the operations.

These operating segments are aggregated into three reportable segments, being stand alone products, distributed chargers and other products. Stand alone charging systems are single units. Distributed charging systems can have multiple user units all connected in the one system. The operating segments meet the qualitative criteria for aggregation in this manner as the operating segments that are aggregated into the stand alone segment have similar economic characteristics, are similar in nature and they have similar manufacture, distribution chains and customers. This is also the case for those operating segments that are aggregated into the ‘distributed chargers’ segment.

Other products are managed as a single operating and reportable segment and are monitored by the CODM in this way.

The Group believes the current method of segment reporting reflects both the way its business segments are currently managed and the way the performance of each segment is evaluated by the CODM.

The Group does not monitor services and maintenance revenue as it is not considered a key part of the current business operations.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies and there are no inter-segment revenues or costs.

Tritium DCFC Limited | Financial Statements

Note 21 – Segment Reporting (cont.)

In terms of concentration of customer risks, revenues from one customer in the distributed chargers segment represents approximately $13.0 million of the total amount (2021: $17.0 million; 2020: $17.1 million), representing 15% of the total revenue.

The following table reconciles segment gross (loss) to loss from operations and a calculation of segment gross margin:

	Group
	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Revenue	85,821	56,157	46,969
Cost of goods sold	(86,161)	(58,061)	(47,943)
Segment gross (loss)	(340)	(1,904)	(974)
Selling, general and administration expense	(74,323)	(31,624)	(23,615)
Product development expense	(14,031)	(10,521)	(9,548)
Foreign exchange gain/(loss)	(4,208)	(1,436)	(231)

Total operating costs and expenses	(92,562)	(43,581)	(33,394)

Segment gross (loss)	(340)	(1,904)	(974)
Revenue	85,821	56,157	46,969

Segment gross margin	(0.4%)	(3.4%)	(2.1%)

Segment gross profit is calculated as Revenue less Cost of goods sold.

The following table presents the Group’s revenue by geographic area based on the entity that has entered the external contract to supply the product and services. The entity’s geographical area is based on the place of incorporation.

	Group
	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000	Year Ended June 30, 2020 $’000
Australia	12,735	5,044	10,420
United States	33,174	12,730	5,802
The Netherlands	39,912	38,383	30,747

Total revenue	85,821	56,157	46,969

The following table presents long-lived assets by geographic area on the same basis as detailed above:

	Group
	Year Ended June 30, 2022 $’000	Year Ended June 30, 2021 $’000
Australia	18,709	16,138
United States	16,290	2,754
The Netherlands	792	5,109

Total long-lived assets	35,791	24,001

The Group’s manufacturing and inventory is predominately located in and supplied from Australia.

Tritium DCFC Limited | Financial Statements

Note 22 – Loss Per Share

The following table presents net loss per share and related information:

	Group
Basic and diluted loss per share	June 30, 2022	June 30, 2021	June 30, 2020
Net (loss) attributable to common shareholders	$(127,562,000)	$(63,091,853)	$(34,444,303)
Weighted average number of shares
Basic and diluted - common shares	126,814,171	99,915,563	97,565,239
Basic and diluted net loss per share	$(1.01)	$(0.58)	$(0.33)
Basic and diluted - C shares		8,047,417	8,047,417
Basic and diluted net loss per share		$(0.58)	$(0.33)

Loss per share calculations for all periods prior to the Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization, less shares related to the mandatorily convertible notes and the Loan Funded Share Plan. The share conversion factor applied to shares immediately prior to the Business Combination is 1.4716625 (refer to Note 28 for additional details). Because the Company reported net losses for all periods presented, all potentially dilutive Common Stock equivalents were determined to be antidilutive for those periods and have been excluded from the calculation of net loss per share.

The Loss per share as previously reported was calculated on the following basis:

	Group
Basic and diluted loss per share	June 30, 2021	June 30, 2020
Net (loss) attributable to common shareholders	$(58,389,069)	$(31,819,734)
Weighted average number of shares – Basic and diluted	67,892,971	66,295,918
Basic and diluted net loss per share – common shareholders	$(0.86)	$(0.48)
Net loss attributable to class C shareholders	$(4,702,784)	$(2,624,569)
Weighted average number of class C shares	5,468,249	5,468,249
Basic and diluted net loss per share – class C shareholders	$(0.86)	$(0.48)

Note 23 – Share Options Outstanding

Loan Funded Share Plan (“LFSP”)

In prior years, pursuant to the LFSP, the Group issued common share to employees to purchase such common shares with an interest free, limited recourse loan payable to the Group. These limited recourse loans were not collateralized and were not recourse to the assets of the borrower, except to the extent of the shares issued. Because the loans were the sole consideration for the shares issued, the Group accounts for these arrangements as share options since the substance is similar to the grant of an option, with a deemed exercise price equal to the loan amount. The fair value of the notional share options is expensed in the period in which the notional share options are issued, with a corresponding credit to additional paid-in capital. The limited recourse loans are repayable in 7 years from the issuance of the common shares. There are no service or performance conditions attached to the notional share options issued under the LFSP.

The shares issued under the loan funded share plan are considered treasury shares. The balance of the limited recourse loans outstanding relating to these treasury shares as of June 30, 2021, and 2020 were

Tritium DCFC Limited | Financial Statements

Note 23 – Share Options Outstanding (cont.)

$15.0 million and $3.7 million. The Group does not recognize a separate receivable for limited recourse loans as the LFSP is accounted for as share-based compensation. As at June 30, 2021, the total compensation value associated with the LFSP was $15 million (based on the fair value inputs disclosed) of which $9.6 million has not been recognized (as it relates to nonvested awards). No tax benefits have been recorded or expected due to significant tax losses and valuation allowance recognized due to uncertainty of recovery. No compensation expenses have been recorded as part of an asset.

As a result of the BCA the shares under the following occurred:

•

A number of awards for executives were modified to forgive outstanding loans. As a result of this modification, an expense of $6.4 million was recognised as the fair value of the change which were equal to the loan balances outstanding at the date of modification. FBT tax expense of $5.6 million was incurred as a result of the modification;

•

On completion of the merger, the treasury shares subject to the limited recourse loan, were converted applying the conversion factor of 1.4716625. No other changes to the terms or requirements to repay the loans were made.

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value AUD $	Average Weighted Exercise Price AUD $	No. of shares
Balance of shares subject to options at 1 July 2019	5.82	1.44	2.60	2,055,828
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options cancelled	—	—	—	—

Balance at June 30, 2020	4.82	1.44	2.60	2,055,828

Options granted	7	1.31	4.44	3,305,998
Options exercised	—	—	—	—
Options cancelled	—	—	—	—

Balance at June 30, 2021 (vested and exercisable)	5.31	1.36	3.74	5,361,826

Options granted	—	—	—	—
Options exercised	—	—	—	—
Options modified	4.42	1.55	3.69	(2,507,658)
Options cancelled	—	—	—	—

Balance pre conversion (vested and exercisable)	4.18	1.19	3.78	2,854,168

Converted to Tritium DCFC shares	—	—	—	4,200,371

Tritium DCFC Limited | Financial Statements

Note 23 – Share Options Outstanding (cont.)

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value USD $	Average Weighted Exercise Price USD $	No. of shares
Year ended June 30, 2022
Balance of shares following conversion to Tritium DCFC shares	4.18	0.82	2.60	4,200,371
Options granted	—	—	—	—
Options exercised	—	—	—	—
Options cancelled	—	—	—	—

Balance at June 30, 2022 (vested and exercisable)	4.18	0.82	2.60	4,200,371

Shadow Equity Plan (“SEP”)

In July 2018, the Group adopted a SEP share-based compensation arrangement. The SEP is akin to a share appreciation right where an eligible employee is given the right to receive an amount of cash, the value of which equals the appreciation in the Group’s share value between the award’s grant date and its vesting date. The share appreciation right vests upon the occurrence of an entitlement event or 7 years whichever is earlier.

The Group had issued 27,451 rights under the SEP up to June 2020. During the year ended June 30, 2021, further issues of 1,584,077 rights were made by the Group. An assessment of the fair value of the rights was made at each period utilising an option pricing methodology. The share price is a key assumption in the option pricing model. At June 30, 2021 the share price has been based on the price per share pursuant to the current purchase consideration agreement with DCRN. To determine the FV of the rights outstanding as at the year end, this share price has been discounted to reflect the estimated market value at this point in time. The expected timing of the entitlement event has been estimated to be 7 months from June 30, 2021. The weighted fair value for the appreciation rights outstanding as at June 30, 2021 was assessed to be AUD $8.7 (PY: AUD $2.5). As at June 30, 2021, the total compensation value associated with the SEP is $10.6 million (based on the fair value inputs disclosed) of which $5.2 million has not been recognized (as it relates to nonvested awards). No tax benefits have been recorded or expected due to significant tax losses and valuation allowance recognized due to uncertainty of recovery. No compensation expenses have been recorded as part of an asset.

As a result of the BCA, the SEP plan vested and the following occurred:

•	$5.4 million was paid to entitlement holders in cash; and

•	1,175,601 Tritium DCFC Shares were issued as settlement of the outstanding balance to SEP holders.

The carrying amount of the liability relating to the SEPs at June 30, 2022 as a result is $0.2 million (2021: $5.3 million; 2020: nil).

Tritium DCFC Limited | Financial Statements

Note 23 – Share Options Outstanding (cont.)

The total benefit as a result was $21.6 million. The total expense arising from share-based compensation during the year is $0.4 million (2021: $5.2 million;2020: nil).

	Weighted average fair value of the rights AUD $	2022 No. of shares	Weighted average fair value of the rights AUD $	2021 No. of shares	Weighted average fair value of the rights AUD $	2020 No. of shares
Balance of shares subject to options at beginning of year	8.74	1,611,528	2.46	27,451	2.46	27,451
Rights granted	—	100,000	8.76	1,584,077	—	—
Rights exercised	—	(1,449,677)	—	—	—	—
Rights cancelled	—	—	—	—	—	—

Balance at reporting date	—	261,851	8.74	1,611,528	2.46	27,451

Converted to DCFC Shares	—	326,211	USD10.00	—	—	—

Tritium DCFC Share Options Plans

LTIP

On June 23, 2022, eligible employees were offered 1.4 million performance rights under the LTIP. Each performance right will entitle the employees to acquire one fully paid ordinary share in Tritium DCFC, subject to satisfaction of vesting conditions. These vesting conditions require that eligible employees must have been in employment with any of the Tritium group companies at the date on which Tritium DCFC was listed on the NASDAQ and continue to remain in employment and must not have resigned or have their employment terminated up to October 14, 2022. If the vesting conditions are satisfied, the performance rights will vest on October 14, 2022, and may be exercised by the holder from this date but must be exercised by June 23, 2025, failing which these performance rights will be deemed to have been exercised on that date. The performance rights have a Nil exercise price. Tritium have determined that these performance rights will be in the nature of “equity classified arrangements” as per the requirements of ASC 718 Compensation - Stock Compensation (“ASC 718”).

	Average Weighted Life Contractually Remaining (Years)	Average Weighted Fair Value USD $	Average Weighted Exercise Price USD $	No. of shares
Balance of shares subject to options at July 1, 2021
Options granted	0.25	$6.17	—	1,328,758
Options exercised	—	—	—	—
Options cancelled	—	—	—	—

Balance at June 30, 2022 (unvested and unexercisable)	0.25	$6.19	—	1,328,758

Performance rights under the LTIP were communicated to a group of employees, executive management and the non-executive directors during the fiscal year ended June 30, 2022. The vesting period has commenced and the service commencement date has been determined as the date the performance rights were communicated to the individuals. The grant date has been estimated at June 30, 2022 where formal acceptance (as required under the LTIP Rules) has not yet been received from the individuals. The estimated weighted average fair value of the rights at grant date is $6.15.

Tritium DCFC Limited | Financial Statements

Note 24 – Fair Valuation of Share-Based Compensation

LFSP

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2022, 2021 and 2020 are as follows:

	Group
	June 30, 2022	June 30, 2021	June 30, 2020
Risk free interest rate	1.56%	1.59%	2.18%
Expected term	0.5 years	1.5 years	2.5 years
Expected volatility	60%	60%	40%
Dividend yield	0.00%	0.00%	0.00%
Grant value fair value per share	$1.19 AUD	$1.36 AUD	$1.44 AUD
Share price	$3.78 AUD	$3.74 AUD	$2.60 AUD
Aggregate intrinsic value of shares vested and not yet exercised (USD)	$524,983	$2,835,795	$2,605,641

The fair value of the underlying ordinary shares considered the price per share paid by investors in the Company’s private financings in addition to independent external valuations obtained. The Group historically has been a private company and lacked company-specific historical and implied volatility information. Therefore, it estimated its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

The expected term of the share options has been determined based on an assessment of the estimated timing that employees would either exercise or an entitlement event would occur.

The risk-free interest rate is determined by reference to the appropriate reserve bank yield in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield is based on the fact that the Group has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

SEP

The weighted average fair value for the share appreciation rights under the SEP that were outstanding (including issuances in the year) as at June 30, 2021 and 2020 and at the BCA date (where the entitled was measured) was determined using the following key inputs:

	Group
	Entitlement date (14 January 2022)	June 30, 2021	June 30, 2020
Risk free interest rate	0.05%	0.04%	0.04%
Expected term	0.0 years	0.6 years	1.6 years
Expected volatility	60%	60%	60%
Dividend yield	0.00%	0.00%	0.00%
Indicative share price	$20.94 AUD	$12.13 AUD	$4.44 AUD
Offer value	$3.40 AUD	$3.40 AUD	$4.44 AUD

Tritium DCFC Limited | Financial Statements

Note 24 – Fair Valuation of Share-Based Compensation (cont.)

LTIP

The Group uses the fair value method in recognizing share-based compensation expense. The fair value of each notional share option is estimated on the date of grant using the Black-Scholes option pricing model including a range of assumptions.

The weighted average fair value for share options that were outstanding (including issuances in the year) as at June 30, 2022 are as follows:

June 30, 2022
Risk free interest rate	2.68%
Expected term	3
Expected volatility	80%
Dividend yield	0
Grant value fair value per share	$6.17
Share price	$6.17
Aggregate intrinsic value of shares vested and not yet exercised (USD)	0

The fair value of the underlying ordinary shares considered the weighted average price per share on the day of grant. The Group historically has been a private company and lacked company-specific historical and implied volatility information. Therefore, it estimated its expected share volatility based on the historical volatility of its publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Note 25 – Commitments and Contingent Liabilities

Legal Proceedings

Any material legal proceedings have been provided for as at June 30, 2022, 2021 and June 30, 2020. Legal proceedings were related to product matters and have since been settled within the amounts provided for. Any differences are immaterial.

Contingent liabilities

The Group did not have any contingent liabilities as of June 30, 2022.

Contractual Commitments

The Group did not have any commitments as of June 30, 2022, 2021 or June 30, 2020.

Tritium DCFC Limited | Financial Statements

Note 26 – Related Party Disclosures

Unless otherwise disclosed, transactions with other related parties are made on normal commercial terms and at market rates. All related parties are companies that are associated shareholders.

	Hardware revenue US$‘000	Service and maintenance revenue US$‘000	Accounts receivable US$‘000	Purchases US$‘000	Accounts payable US$‘000	Loan payable US$‘000
Year ended June 30, 2020
Gilbarco	6,402	2	3,510	1	—	—
Fast Cities Australia	—	981	378	—	—	—
St Baker Energy	—	—	—	194	20	5,240

Total	6,402	983	3,888	195	20	5,240

Year ended June 30, 2021
Gilbarco	19,122	—	2,471	335	142	—
Fast Cities Australia	2,141	1	520	—	—	—
St Baker Energy	—	—	—	256	23	6,392

Total	21,263	1	2,991	591	165	6,392

Year ended June 30, 2022
Gilbarco	8,135	—	—	338	—	—
Fast Cities Australia	3,454	—	16	—	—	—
St Baker Energy	—	—	—	345	93	—

Total	11,589	—	16	683	93	—

Transactions with Gilbarco

Gilbarco ceased to be the Group’s related party since November 29, 2021 which is the date Gilbarco resigned from Board of Directors of Tritium. As such, all transactions between the Group and Gilbarco that occurred prior to November 29, 2021 are disclosed above as related party transactions.

Transactions with Fast Cities

The Group has sold products to Fast Cities during the period at normal trading terms. The receivables due at the end of the period are payable within 30 days.

Loans payable to St Baker Energy

The terms of this arrangement have been disclosed in Note 14.

Tritium DCFC Limited | Financial Statements

Note 27 – Tritium DCFC Limited and Controlled Entities

Controlled entities

Name of entity	Ownership interest 2022	Ownership interest 2021	Ownership interest 2020	Place of incorporation
Tritium Holdings Pty Ltd	100%	100%	100%	Australia
Decarbonization Plus Acquisition Corporation II	100%	—	—	United States of America
Tritium America Corporation	100%	100%	100%	United States of America
Tritium Technologies LLC	100%	100%	100%	United States of America
Tritium Europe B.V	100%	100%	100%	The Netherlands
Tritium Technologies B.V	100%	100%	100%	The Netherlands
Tritium Pty Ltd	100%	100%	100%	Australia
Tritium Nominee Pty Ltd	100%	100%	100%	Australia
Tritium Technologies Limited	100%	100%	—	The United Kingdom

Tritium America Corporation is the parent company to Tritium Technologies LLC, a foreign trading entity. Similarly, Tritium Europe BV is the parent company of the trading entity Tritium Technologies BV.

Note 28 – Reverse Capitalization and Business Combination

On January 13, 2022, Tritium DCFC merged with both DCRN and Tritium Holdings, with Tritium Holdings surviving as a wholly-owned subsidiary of Tritium DCFC.

At the Merger, eligible Tritium Holdings equity holders received or had the right to receive shares of Common Stock at a deemed value of $10.00 per share after giving effect to the exchange ratio of 1.471662 as defined in the Merger Agreement (“Exchange Ratio”). Accordingly, immediately following the consummation of the Merger, Legacy Tritium common stock exchanged into 120,000,000 shares of Common Stock of Tritium DCFC. Additionally, upon the consummation of the Merger, the Company gave effect to the issuance of 15,380,694 shares of Common Stock for the previously issued DCRN common stock that were outstanding at the Closing Date.

Tritium DCFC Limited | Financial Statements

Note 28 – Reverse Capitalization and Business Combination (cont.)

In connection with the execution of the Merger Agreement, DCRN entered into separate subscription agreements (each a “Subscription Agreement”) with a number of investors (each a “New PIPE Investor”), pursuant to which the New PIPE Investors agreed to purchase, and DCRN agreed to sell to the New PIPE Investors, an aggregate of 2,500,000 shares of Common Stock (“PIPE Shares”), for a purchase price of $6.00 per share and an aggregate purchase price of $15.0 million, in a private placement pursuant to the subscription agreements (“PIPE Financing”). The PIPE Financing closed simultaneously with the consummation of the Merger. The number of shares of Common Stock of Tritium DCFC Limited issued immediately following the consummation of the Merger was as follows:

	Number of Shares	Amounts (US$’000)
Common Stock of DCRN, outstanding prior to the Merger	50,312,500	—
Less redemption of DCRN shares	(34,931,806)	—
DCFC shares issued to legacy of DCRN stockholders, in exchange of DCRN’s shares	15,380,694	53,183
Shares issued in PIPE	2,500,000	15,000
Total shares issued to legacy DCRN stockholders and PIPE funding shares	17,880,694	68,183
DCFC shares issued to legacy Tritium stockholders, in exchange for Tritium’s shares	120,000,000	139,762
Total shares of common stock, immediately after Merger	137,880,694	207,945

The Merger is accounted for as a reverse recapitalization under U.S. GAAP. This determination is primarily based on Legacy Tritium stockholders comprising a relative majority of the voting power of Tritium DCFC and having the ability to nominate the members of the Board of Directors, Legacy Tritium’s operations prior to the acquisition comprising the only ongoing operations of Tritium DCFC, and Legacy Tritium’s senior management comprising a majority of the senior management of Tritium.

Under this method of accounting, DCRN and Tritium DCFC are treated as the “acquired” companies for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Tritium DCFC represent a continuation of the financial statements of Legacy Tritium with the Merger being treated as the equivalent of Tritium Holdings issuing stock for the net assets of DCRN and Tritium DCFC, accompanied by a recapitalization.

The net assets of DCRN are stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger are presented as those of Tritium Holdings. The table below presents the net deemed fair value attributable to the acquisition of DCRN and its impact on the consolidated statement of changes of shareholders deficit:

Description	Amounts (US$’000)
DCRN net cash acquired	53,183
DCRN historical accumulated losses	(51,598)
DCRN transaction costs capitalised	(14,335)
Conversion of DCRN Class A and Class B shares into DCFC Common Stock, representing the fair value of consideration issued in exchange of DCRN’s common stock	(12,750)

Subsequent to the Merger, Tritium DCFC’s common stock is represented by Tritium DCFC’s common stock issued in exchange for the legacy Tritium shares, deemed fair value of consideration issued to the former

Tritium DCFC Limited | Financial Statements

Note 28 – Reverse Capitalization and Business Combination (cont.)

DCRN shareholders, and Tritium DCFC’s common stock in relation to the PIPE financing, shadow equity plan (Note 23) and exercise of warrants (Note 15). The legacy Tritium Holdings balances in respect of Additional paid-in Capital, Accumulated Other Comprehensive Loss and Accumulated Deficit have all been presented at their historical carrying values. The number of shares for all periods prior to the Merger have been retrospectively adjusted using the Exchange Ratio for the equivalent number of shares outstanding immediately after the Merger to effect the reverse recapitalization. This has resulted in the following impact on the historical share capital:

	Legacy Tritium Holdings at June 30, 2021	Restated Tritium DCFC at June 30, 2021	Legacy Tritium Holdings at June 30, 2020	Restated Tritium DCFC at June 30, 2020	Legacy Tritium Holdings at June 30, 2019	Restated Tritium DCFC at June 30, 2019
Common shares	73,254,797	107,806,361	69,948,799	102,941,047	62,071,451	91,348,247
Treasury shares	(5,361,826)	(7,890,800)	(2,055,828)	(3,025,486)	(2,055,828)	(3,025,486)
Class C shares	5,468,249	8,052,499	5,468,249	8,052,499	5,468,249	8,052,499

The associated impact on Loss per Share has been disclosed in Note 22.

In connection with the Merger, the Company raised $68.2 million of proceeds including the contribution of $53.2 million of cash held in DCRN’s trust account from its initial public offering, net of redemptions of DCRN public stockholders of $349.3 million, and $15.0 million of cash in connection with the PIPE financing.

The Company incurred transaction costs, consisting of banking, legal, and other professional fees, of which $16.7 million was recorded as a reduction to additional paid-in capital of proceeds and the remaining was expensed in the consolidated statements of operations.

Note 29 – Subsequent Events

Pursuant to the First Amendment Deed dated July 13, 2022, the Liquidity Reserve requirement for the existing $90 million senior debt facility from Cigna & Barings has been reduced from $65.0 million to $25 million. On September 2, 2022, the existing $90 million senior debt facility from Cigna & Barings has been extended by $60 million to a $150 million facility. A committed equity facility for up to $75 million has also been established with B. Riley Principal Capital II, LLC. The net injection of incremental capital of up to $135 million will be used to fund working capital to accelerate production, further product development, and support operations around the world.

The $150 million senior debt facility will refinance the existing $90 million facility and provide a net injection of $60 million cash. The facility has a 3-year term and 8.5% cash coupon supplemented with the issuance to the lenders or their affiliates of warrants for the purchase of ordinary shares of the Company. The consortium providing the facility comprises long-term supporter Cigna Investments, Inc. (Cigna), the investment arm of Cigna Corporation, a U.S.-based global health services company, in addition to Barings LLC (Barings), a leading global financial services firm and subsidiary of MassMutual, a U.S.-based mutual insurance company, Riverstone Energy Limited.